HellerEhrman

November 28, 2005



Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@herllerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

21843\0001\36SEC

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA


SEC MAIL PROCESSING
RECEIVED
NOV 29 2005
WASH, D.C. 209 SECTION

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4152

Re: ~~Inner Mongolia Development (Holdings) Ltd.~~
(~~Formerly known as~~ Hansom Eastern (Holdings) Ltd)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Inner Mongolia Development (Holdings) Ltd. (the "Company"), SEC File No. 82-4152, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding extension in relation to the second placing, dated October 18, 2005; published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on October 19, 2005;

(2) The Company's announcement regarding voting results of extraordinary general meeting held on September 29, 2005, dated September 29, 2005, published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on September 30, 2005;

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

(3) The Company's announcement regarding change of company name, trading arrangements and exchange of share certificates and appointment of chairman of the Board, dated September 26, 2005, published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on September 27, 2005;

(4) The Company's announcement regarding unusual share price and trading volume movement, dated September 20, 2005, published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on September 21, 2005;

(5) The Company's announcement regarding notice of extraordinary general meeting, dated September 13, 2005, published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on September 13, 2005;

(6) The Company's circular regarding connected transaction, extension of the completion date in relation to the subscription of new shares, dated September 13, 2005;

(7) The Company's announcement regarding notice of annual general meeting, dated September 5, 2005, published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on September 5, 2005;

(8) The Company's circular regarding the renewal of the general mandates to issue and repurchase shares, amendments to the articles of association and re-election of retiring directors and notice of annual general meeting, dated September 5, 2005;

(9) The Company's announcement regarding extension of the completion date in relation to the subscription of new consolidated shares and change of company name, dated August 25, 2005, published in (English version) in The Standard and in (Chinese version) in Hong Kong Economic Times, both on August 26, 2005;

(10) The Company's announcement regarding extension of the completion date in relation to the subscription of new consolidated shares, dated August 23, 2005, published in (English version) in The Standard and in (Chinese version) in Hong Kong Economic Times, both on August 24, 2005;

(11) The Company's announcement regarding results of extraordinary general meeting, dated August 4, 2005, published in (English version) in The Standard and in (Chinese version) in Hong Kong Economic Times, both on August 5 2005;

(12) The Company's announcement regarding final results announcement for the year ended March 31, 2005, dated July 22, 2005, published in (English version) in The Standard and in (Chinese version) in Hong Kong Economic Times, both on July 25, 2005;

(13) The Company's circular regarding placing of new consoliated shares, placing of convertible notes, subscription of new consoliated shares, proposed share consolidation; proposed change of company name, dated July 4, 2005;

(14) The Company's announcement regarding notice of extraordinary general meeting, dated July 4, 2005, published in (English version) in The Standard and in (Chinese version) in Hong Kong Economic Times, both on July 4, 2005;

(15) The Company's announcement regarding proposed change of name, revised timetable in relation to the EGM and proposed shares consolidation, dated June 20, 2005,

published in (English version) in The Standard and in (Chinese version) in Hong Kong Economic Times, both on June 21, 2005;

(16) The Company's announcement regarding placing of new consolidated shares, placing of convertible notes, subscription of new consolidated shares, proposed share consolidation, resumption of trading, June 13, 2005, published in (English version) in The Standard and in (Chinese version) in Hong Kong Economic Times, both on June 14, 2005; and

(17) The Company's Annual Report 2004/2005.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Encl.

c.c. Inner Mongolia Development (Holdings) Ltd.

香港經濟日報
2004年8月24日



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

（於開曼群島註冊成立之有限公司）

（股份代號：279）

延長認購新合併股份之完成日期

茲提述本公司於二零零五年六月十三日發表之公佈。認購人及本公司已同意，將認購協議之完成日期由二零零五年八月二十三日延長至二零零六年二月一日或之前（或訂約各方協定之其他日期）。

茲提述本公司於二零零五年六月十三日發表之公佈（「該公佈」）。本公佈所界定之詞彙具有該公佈賦予該等詞彙之涵義。

認購協議之所有條件已獲達成，而根據認購協議之條款，認購協議原定於二零零五年八月二十三日完成。認購協議並未於二零零五年八月二十三日完成。認購人及本公司已於二零零五年八月二十三日同意，將認購協議之完成日期由二零零五年八月二十三日延長至二零零六年二月一日（即可換股票據配售期之最後一日）或之前（或訂約各方協定之其他日期）。延長認購協議之完成時間須待本公司獨立股東批准後方可作實。本公司將寄發一份有關延長認購協議完成日期之通函。

本公司將另行發表公佈，說明認購協議並未於二零零五年八月二十三日完成之原因，及延長認購協議完成及所延展時間之原因。

於本公佈日期，本公司董事為：

執行董事
鄺維添先生（董事總經理）
邱深笛女士
黎明偉先生

獨立非執行董事
林炳昌先生
鄺啟成先生
勞明智先生

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零五年八月二十三日

The Standard
24 August 2005



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

EXTENSION OF THE COMPLETION DATE IN RELATION TO THE SUBSCRIPTION OF NEW CONSOLIDATED SHARES

Reference is made to the announcement of the Company dated 13th June, 2005. The Subscriber and the Company have agreed to extend the date of completion of the Subscription Agreement from 23rd August, 2005 to a date on or before 1st February, 2006 (or such other date as the parties may agree).

Reference is made to the announcement of the Company dated 13th June, 2005 (the "Announcement"). Defined terms used in this announcement have the meanings ascribed to them in the Announcement.

All the conditions of the Subscription Agreement have been fulfilled and under the terms of the Subscription Agreement, the Subscription Agreement was to be completed on 23rd August, 2005. The Subscription Agreement has not been completed on 23rd August, 2005. The Subscriber and the Company have on 23rd August, 2005 agreed to extend the date of completion of the Subscription Agreement from 23rd August, 2005 to a date on or before 1st February, 2006 (being the last day of the Convertible Notes Placing Period) (or such other date as the parties may agree). The extension of the completion of the Subscription Agreement will be subject to the Independent Shareholders' approval of the Company. A circular will be dispatched in relation to the extension of the completion date of the Subscription Agreement.

Further announcement will be made by the Company in relation to the reasons for not completing the Subscription Agreement on 23rd August, 2005 and the reasons for the extension and the length of time for completion of the Subscription Agreement.

As at the date of this announcement, the directors of the Company are:–

Executive Directors
Mr. Kwong Wai Tim, William *(Managing Director)*
Ms. Yau Shum Tek, Cindy
Mr. Lai Ming Wai

Independent Non-executive Directors
Mr. Lam Ping Cheung
Mr. Kwong Kai Sing, Benny
Mr. Lo Ming Chi, Charles

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 23rd August, 2005



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(formerly known as Hansom Eastern (Holdings) Limited)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

The Directors of the Company have noted the increases in the price and the trading volume of the shares of the Company today and wish to state that the Directors are not aware of any reasons for such increases. This announcement is made at the request of the Stock Exchange.

In addition, the Company has noted the reports in a recent newspaper article about certain alleged investments in Inner Mongolia. At the request of the Stock Exchange, the Company clarifies certain statements in the Article.

The directors (the "Directors") of Inner Mongolia Development (Holdings) Limited (the "Company") have noted the increases in the price and the trading volume of the shares of the Company today and wish to state that the Directors are not aware of any reasons for such increases.

The Directors confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

In addition, reference is made to the recent article in Hong Kong Daily News dated 20th September, 2005 (the "Article") in respect of certain alleged proposed investments by the Company in Inner Mongolia.

At the request of the Stock Exchange, the Company makes this announcement in relation to the content of the Article. The Company wishes to clarify the following:–

1. The statement that the Company will allocate all its resources to business development and in the short term will not pay any dividends is incorrect. At this stage, the Company does not have concrete plans on its resource allocations and has not decided whether any dividends will be paid in the future.

2. The statement that the Company will commence to acquire steel from Inner Mongolia by the end of the year (with a target quantity of 300,000 tonnes and an annual income of RMB400 to 500 million) is incorrect. The Company clarifies Mr. Lai Ming Wai stated that the Company is contemplating to engage in the business of trading of steel. The Company has not entered into any agreement for such acquisition. Such acquisition may or may not proceed. If such trading business has commenced during the current financial year of the Company, this will be reflected in the accounts of the Company for such financial year. Mr. Lai Ming Wai did not state that he expects that there will be 3 to 4 months of results in relation to the steel trading business to be recorded in the accounts of the Company for the current financial year.

3. The Company further clarifies that the Company is constantly looking for investment opportunities and will consider different types of investments in Inner Mongolia (which may also include investments in natural resources (including mineral and coal) as well as other investments including hotel operations or factories). No agreements have been entered into at this stage and the Company does not have an expected timetable for any of the investments at this stage.

Made by the order of the Board of the Company, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

As at the date of this announcement, the directors of the Company are:–

Executive Directors
Mr. Kwong Wai Tim, William *(Managing Director)*
Ms. Yau Shum Tek, Cindy
Mr. Lai Ming Wai

Independent Non-executive Directors
Mr. Lam Ping Cheung
Mr. Kwong Kai Sing, Benny
Mr. Lo Ming Chi, Charles

By Order of the Board
Inner Mongolia Development (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 20th September, 2005



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(前稱恒盛東方控股有限公司)
(於開曼群島註冊成立之有限公司)
(股份代號：279)

本公司董事注意到，今天本公司股份之價格及成交量均告上升，茲聲明董事並不知悉導致股份價格及成交量上升之任何原因。本公佈乃應聯交所之要求而發出。

此外，本公司留意到最近一份報章指出有關若干指稱於內蒙古投資之報道。應聯交所之要求，本公司謹此就該報道中之若干陳述作出澄清。

內蒙發展(控股)有限公司(「本公司」)董事(「董事」)注意到，今天本公司股份之價格及成交量均告上升，茲聲明董事並不知悉導致股份價格及成交量上升之任何原因。

董事謹此確認，目前並無任何有關建議收購或變賣之商談或協議須根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)第13.23條而須予披露；董事會亦不知悉有任何足以或可能影響價格之事宜須根據上市規則第13.09條所規定之一般責任而須予披露。

此外，謹此提述新報最近於二零零五年九月二十日刊登之報道(「該報道」)，內容有關若干指稱本公司建議於內蒙古作出之投資。

應聯交所之要求，本公司就該報道之內容而發出本公佈。本公司謹此澄清以下各項：

1. 關於本公司會將其全部資源劃撥於業務發展上及於短期內不會派付任何股息之陳述並非真確。於現階段，本公司並無在資源劃撥方面訂立任何具體計劃，亦未決定日後會否派付任何股息。

2. 關於本公司將於本年底前向內蒙古購入鋼鐵(目標數量為300,000噸及全年收入介乎人民幣400,000,000元至人民幣500,000,000元之間)之陳述並非真確。本公司謹闡明，黎明偉先生乃指出本公司擬經營鋼鐵貿易業務。本公司並無就上述收購訂立任何協議，而上述收購不一定會進行。倘本公司於本財政年度內展開有關貿易業務，則此項業務將反映在本公司於該財政年度之賬目內。黎明偉先生並無指出，彼預期有關鋼鐵貿易業務之三至四個月業績將記入本公司於本財政年度之賬目內。

3. 本公司進一步闡明，本公司現正不斷探索投資商機，並將考慮內蒙古不同種類之投資(亦可能包括礦物和煤等天然資源之投資及酒店業務和工廠之其他投資)。現階段並無訂立任何協議，而本公司現階段亦無就任何投資訂立預期時間表。

本公佈乃本公司董事會之命而發出，各董事願就本公佈之準確性共同及個別承擔責任。

於本公佈日期，本公司董事為：

執行董事
鄺維添先生(董事總經理)
邱深笛女士
黎明偉先生

獨立非執行董事
林炳昌先生
鄺啟成先生
勞明智先生

承董事會命
內蒙發展(控股)有限公司
董事總經理
鄺維添

香港，二零零五年九月二十日

The Standard Tuesday, September 27, 2005



內蒙發展（控股）有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(formerly known as Hansom Eastern (Holdings) Limited)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

ANNOUNCEMENT

Following the special resolution having been duly passed by the shareholders at the extraordinary general meeting of the Company held on 4th August, 2005, the name of the Company has been changed from "Hansom Eastern (Holdings) Limited 恒盛東方控股有限公司" to "Inner Mongolia Development (Holdings) Limited 內蒙發展（控股）有限公司" with effect from 4th August, 2005. The Certificate of Registration of Change of Name of Oversea Company dated 31st August, 2005 has been issued by the Registrar of Companies in Hong Kong.

The stock short name for trading in the shares of the Company on The Stock Exchange of Hong Kong Limited will be changed from "HANSOM EASTERN" to "INNER MONGOLIA" in English and from "恒盛東方" to "內蒙發展" in Chinese with effect from 29th September, 2005.

With effect from 20th September, 2005, Ms. Yau Shum Tek, Cindy, an executive director and substantial shareholder of the Company, has been appointed as Chairman of the Board of the Company.

CHANGE OF COMPANY NAME

Reference is made to the announcement of Inner Mongolia Development (Holdings) Limited (the "Company") dated 13th June, 2005 and the circular of the Company dated 4th July, 2005 in respect of the proposed change of name of the Company. Following the special resolution having been duly passed by the shareholders at the extraordinary general meeting of the Company held on 4th August, 2005, the name of the Company has been changed from "Hansom Eastern (Holdings) Limited 恒盛東方控股有限公司" to "Inner Mongolia Development (Holdings) Limited 內蒙發展（控股）有限公司" with effect from 4th August, 2005.

The Certificate of Registration of Change of Name of Oversea Company dated 31st August, 2005 has been issued by the Registrar of Companies in Hong Kong.

TRADING ARRANGEMENTS AND EXCHANGE OF SHARE CERTIFICATES

The above change of name of the Company will not affect any of the rights of the shareholders of the Company. All existing share certificates in issue bearing the former name of the Company continue to be evidence of title to the shares in the Company and continue to be valid for trading, settlement, delivery and registration for the same number of shares in the new name of the Company.

Share certificates issued on and after 26th September, 2005 will be in the new name in respect of the shares in the Company. Shareholders may for a period of one month from 27th September, 2005 submit existing certificates to the Company's share registrar in Hong Kong, Secretaries Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, in respect of the shares in the Company for exchange, at the expense of the Company, for new certificates in the new name of the Company.

Trading of the shares of the Company on The Stock Exchange of Hong Kong Limited under the new stock short name "INNER MONGOLIA (內蒙發展)" will take effect from 29th September, 2005.

APPOINTMENT OF CHAIRMAN OF THE BOARD

With effect from 20th September, 2005, Ms. Yau Shum Tek, Cindy, an executive director and substantial shareholder of the Company, has been appointed as Chairman of the Board of the Company.

Ms. Yau Shum Tek, Cindy, aged 35, joined the Company as an executive director in November 2000. She is in charge of the overall management and administration of the Group. Ms. Yau graduated from Chong Qing Nursing School (重慶市衛生學校) and has extensive experience in trading of domestic electrical appliances and property development in Mainland China. Save as disclosed above, Ms. Yau has not held directorships in any other listed public companies in the last three years.

Ms. Yau entered into a service contract with the Company in November 2000. The service contract shall continue unless and until it is terminated by either the Company or Ms. Yau by giving to the other not less than three month's prior notice in writing to terminate the service contract. She is also subject to relevant retirement and re-election provisions in the Company's Articles of Association. Pursuant to the service contract, Ms. Yau is currently entitled to receive a basic emolument of HK$361,000 per annum which is determined by the Board with reference to her qualifications, experience and work performance as well as to market benchmark. In addition, Ms. Yau is entitled to receive discretionary bonuses or other benefits as may be decided by the Board having regard to Ms. Yau's and the Company's performance. Ms. Yau's remuneration is subject to annual review by the Board.

As at the date of this announcement, Ms. Yau is interested in 36,345,900 shares of the Company within the meaning of Part XV of the SFO and she is a substantial shareholder of the Company. Ms. Yau does not have any relationships with any directors, senior management, substantial shareholders or controlling shareholders of the Company. Other than the aforesaid, there is no other matter in relation to the appointment of Ms. Yau as Chairman of the Board that need to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the directors of the Company are:–

Executive Directors
Ms. Yau Shum Tek, Cindy *(Chairman)*
Mr. Kwong Wai Tim, William *(Managing Director)*
Mr. Lai Ming Wai

Independent Non-executive Directors
Mr. Lam Ping Cheung
Mr. Kwong Kai Sing, Benny
Mr. Lo Ming Chi, Charles

By Order of the Board
Inner Mongolia Development (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 26th September, 2005



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(前稱恒盛東方控股有限公司)
(於開曼群島註冊成立之有限公司)
(股份代號：279)

公佈

在本公司於二零零五年八月四日舉行之股東特別大會上獲股東正式通過特別決議案後，本公司名稱已由「Hansom Eastern (Holdings) Limited恒盛東方控股有限公司」更改為「Inner Mongolia Development (Holdings) Limited 內蒙發展(控股)有限公司」，自二零零五年八月四日起生效。香港公司註冊處處長已於二零零五年八月三十一日簽發海外公司更改名稱登記證明書。

本公司在香港聯合交易所有限公司買賣股份之股份簡稱英文將由「HANSOM EASTERN」更改為「INNER MONGOLIA」，而中文則由「恒盛東方」更改為「內蒙發展」，自二零零五年九月二十九日起生效。

本公司執行董事兼主要股東邱深笛女士已獲委任為本公司董事會主席，由二零零五年九月二十日起生效。

更改公司名稱

茲提述內蒙發展(控股)有限公司(「本公司」)於二零零五年六月十三日發表之公佈及本公司於二零零五年七月四日刊發之通函，內容有關建議更改本公司名稱之事宜。在本公司於二零零五年八月四日舉行之股東特別大會上獲股東正式通過特別決議案後，本公司名稱已由「Hansom Eastern (Holdings) Limited恒盛東方控股有限公司」更改為「Inner Mongolia Development (Holdings) Limited 內蒙發展(控股)有限公司」，自二零零五年八月四日起生效。

香港公司註冊處處長已於二零零五年八月三十一日簽發海外公司更改名稱登記證明書。

交易安排及股票換領

上述更改本公司名稱之事宜，將不會影響本公司股東之任何權利。所有印有本公司舊名稱之已簽發現有股票仍為本公司股份之擁有權憑證，並繼續有效就本公司新名稱下相同數目之股份作買賣、結算、交收及登記用途。

於二零零五年九月二十六日或以後，本公司股份之股票將以新名稱簽發。股東可由二零零五年九月二十七日起計之一個月期間內，前往本公司於香港之股份過戶登記處秘書商業服務有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)呈交本公司股份之現有股票，以免費換領印有本公司新名稱之新股票。

本公司股份將由二零零五年九月二十九日起以「INNER MONGOLIA(內蒙發展)」之新股份簡稱在香港聯合交易所有限公司買賣。

委任董事會主席

本公司執行董事兼主要股東邱深笛女士已獲委任為本公司董事會主席，自二零零五年九月二十日起生效。

邱深笛女士，35歲，於二零零零年十一月加入本公司為執行董事。彼負責本集團整體之管理及行政工作。邱女士畢業於重慶市衛生學校並於中國大陸家用電器貿易及物業發展方面累積豐富經驗。除上文披露者外，邱女士於過往三年並無於其他上市公眾公司中出任董事職務。

邱女士於二零零零年十一月與本公司訂立服務合約。該服務合約將會延續，除非及直至本公司或邱女士給予對方不少於三個月之書面通知終止服務合約為止。彼亦須受本公司組織章程細則中有關退任及重選之條文所規限。根據服務合約，邱女士現時可每年收取基本酬金361,000港元，該酬金乃董事會參照其資歷、經驗、工作表現及市場基準後釐訂。此外，邱女士亦可收取董事會就邱女士之工作表現及本公司之業績表現而釐定之酌情花紅或其他福利。董事會會每年檢討邱女士之酬金。

於本公佈日期，邱女士擁有36,345,900股證券及期貨條例第XV部所界定之本公司股份權益，並為本公司之主要股東。邱女士與本公司任何董事、高層管理人員或主要或控股股東概無關連。除上述者外，概無其他有關委任邱女士為董事會主席之事項需要告知本公司股東。

於本公佈日期，本公司董事為：

執行董事
邱深笛女士(主席)
鄺維添先生(董事總經理)
黎明偉先生

獨立非執行董事
林炳昌先生
鄺啟成先生
勞明智先生

承董事會命
內蒙發展(控股)有限公司
董事總經理
鄺維添

香港，二零零五年九月二十六日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



內蒙發展(控股)有限公司

INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(formerly known as Hansom Eastern (Holdings) Limited)

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

EXTENSION OF THE COMPLETION DATE IN RELATION TO THE SUBSCRIPTION OF NEW CONSOLIDATED SHARES AND CHANGE OF COMPANY NAME

Reference is made to the announcements of the Company dated 13th June, 2005 and 23rd August, 2005. The Company announces that on 24th August, 2005, the Company and the Subscriber entered into the Supplemental Agreement to extend the date of completion of the Subscription Agreement from 23rd August, 2005 to a date on or before 1st February, 2006 (or such other date as the parties may agree).

The Company also announces that it received today a copy of the certificate of incorporation on change of name issued by the Registry of Companies in the Cayman Islands for the change of name of the Company to INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED 內蒙發展(控股)有限公司. A further announcement will be made by the Company in relation to arrangements for the exchange of share certificates.

Reference is made to the announcements of the Company dated 13th June, 2005 (the "First Announcement") and 23rd August, 2005 in relation to the extension of the date of completion of the Subscription Agreement from 23rd August, 2005 to a date on or before 1st February, 2006 (or such other date as the parties may agree). Defined terms used in this announcement have the meanings ascribed to them in the First Announcement.

As disclosed in the announcement of the Company dated 23rd August, 2005, the Subscription Agreement has not been completed on 23rd August, 2005 and the Subscriber and the Company have on 24th August, 2005 entered into a supplemental agreement ("Supplemental Agreement") to extend the date of completion of the Subscription Agreement from 23rd August, 2005 to a date on or before 1st February, 2006 (being the last day of the Convertible Notes Placing Period) (or such other date as the parties may agree), subject to the approval of Independent Shareholders at an extraordinary general meeting ("EGM") of the Company ("Condition"). If the Condition is not satisfied by 31st October, 2005 (or such other date as the parties may agree), the Supplemental Agreement shall terminate and the parties shall have no further claims against each other in respect of the extension of the date of completion of the Subscription Agreement.

The Second Placing Agreement and the Convertible Notes Placing Agreement have not been completed yet. In order to keep an even and broader spread of shareholders in the shareholder base of the Company until the completion of the Second Placing Agreement and the Convertible Notes Placing Agreement, the Company agreed to extend the date of completion of the Subscription Agreement from 23rd August, 2005 to a date on or before 1st February, 2006 (being the last day of the Convertible Notes Placing Period) (or such other date as the parties may agree). The Company believes that a company with a broader spread of shareholders and which is not dominated by a single shareholder in the meantime, will make its shares more attractive to investors. The extension of the completion date of the Subscription Agreement will allow the parties to complete at a time close to or just after the completion of the Second Placing and the Convertible Notes Placing.

As the Subscriber is wholly owned by Ms. Yau Shum Tek, Cindy, a director and a substantial shareholder of the Company, the Supplemental Agreement constitutes a connected transaction for the Company under rule 14A.13 and requires, pursuant to rule 14A.18 of the Listing Rules and is subject to the approval of the Independent Shareholders by poll at the EGM. Ms. Yau Shum Tek, Cindy, the Subscriber and her associates (as defined in the Listing Rules) will abstain from voting at the EGM. An independent board committee will be set up to advise shareholders of the Company about the Supplemental Agreement. An independent financial adviser will be appointed to advise the independent board committee on the Supplemental Agreement. A circular will be dispatched to shareholders as soon as practicable to convene the EGM to approve the Supplemental Agreement.

The Company also announces that it received today a copy of the certificate of incorporation on change of name issued by the Registry of Companies in the Cayman Islands for the change of name of the Company to INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED 內蒙發展(控股)有限公司. A further announcement will be made by the Company in relation to arrangements for the exchange of share certificates.

As at the date of this announcement, the directors of the Company are:–

Executive Directors
Mr. Kwong Wai Tim, William *(Managing Director)*
Ms. Yau Shum Tek, Cindy
Mr. Lai Ming Wai

Independent Non-executive Directors
Mr. Lam Ping Cheung
Mr. Kwong Kai Sing, Benny
Mr. Lo Ming Chi, Charles

By Order of the Board
Inner Mongolia Development (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 25th August, 2005



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(前稱恒盛東方控股有限公司)
(於開曼群島註冊成立之有限公司)
(股份代號：279)

延長認購新合併股份之完成日期
及
更改公司名稱

茲提述本公司於二零零五年六月十三日及二零零五年八月二十三日發表之公佈。本公司於二零零五年八月二十四日宣佈，本公司與認購人已訂立補充協議，將認購協議之完成日期由二零零五年八月二十三日延長至二零零六年二月一日或之前(或訂約各方協定之其他日期)。

本公司亦宣佈，今天接獲開曼群島公司註冊處發出有關本公司名稱更改為INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED內蒙發展(控股)有限公司之更改名稱法團註冊證書副本。本公司將會就換領股票之安排另行發出公佈。

茲提述本公司於二零零五年六月十三日發表之公佈(「首份公佈」)及二零零五年八月二十三日發表有關認購協議之完成日期由二零零五年八月二十三日延長至二零零六年二月一日或之前(或訂約各方協定之其他日期)之公佈。本公佈所界定之詞彙具有首份公佈賦予該等詞彙之涵義。

誠如本公司於二零零五年八月二十三日發表之公佈披露，認購協議並未於二零零五年八月二十三日完成，認購人及本公司已於二零零五年八月二十四日訂立補充協議(「補充協議」)，待取得獨立股東於本公司股東特別大會之批准(「條件」)後，將認購協議之完成日期由二零零五年八月二十三日延長至二零零六年二月一日(即可換股票據配售期之最後一日)或之前(或訂約各方協定之其他日期)。倘未能於二零零五年十月三十一日(或訂約各方協定之其他日期)達成條件，補充協議將告終止，而就延長認購協議完成日期而言，訂約各方對另一方概無其他索償權利。

次項配售協議及可換股票據配售協議尚未完成。為使本公司股東基礎在次項配售協議及可換股票據配售協議完成以前維持較平均及廣泛之股東分佈，本公司同意將認購協議之完成日期由二零零五年八月二十三日延長至二零零六年二月一日(即可換股票據配售期之最後一日)或之前(或訂約各方協定之其他日期)。本公司相信，擁有較廣泛之股東分佈及同時並非由單一股東掌控之公司，其股份對投資者會較吸引。延長認購協議完成日期讓訂約各方可於接近或緊隨次項配售及可換股票據配售完成後之時完成。

由於認購人乃由本公司董事及主要股東邱深笛女士全資擁有，故根據上市規則第14A.13條，補充協議構成本公司之關連交易，並且根據上市規則第14A.18條須待獨立股東於股東特別大會上以股數表決批准後方可作實。邱深笛女士、認購人及其聯繫人士(定義見上市規則)將放棄於股東特別大會上投票。本公司將成立獨立董事委員會，以就補充協議向本公司股東提供意見。本公司將委聘獨立財務顧問，以就補充協議向獨立董事委員會提供意見。本公司將於可行情況下盡快向股東寄發一份通函，以便召開股東特別大會批准補充協議。

本公司亦宣佈，今天接獲開曼群島公司註冊處發出有關本公司名稱更改為INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED內蒙發展(控股)有限公司之更改名稱法團註冊證書副本。本公司將會就換領股票之安排另行發出公佈。

於本公佈日期，本公司董事為：

執行董事
鄺維添先生(*董事總經理*)
邱深笛女士
黎明偉先生

獨立非執行董事
林炳昌先生
鄺啟成先生
勞明智先生

承董事會命
內蒙發展(控股)有限公司
董事總經理
鄺維添

香港，二零零五年八月二十五日



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(formerly known as Hansom Eastern (Holdings) Limited)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

NOTICE OF ANNUAL GENERAL MEETING

In the announcement of Inner Mongolia Development (Holdings) Limited (formerly known as Hansom Eastern (Holdings) Limited (the "Company") dated 22nd July, 2005, it was stated that the Annual General Meeting of the Company will be held on Thursday, 22nd September, 2005. The Annual General Meeting will now be held on Thursday, 29th September, 2005 at 9:30 a.m. at Function Room, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong, notice of which is set out below.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Function Room, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong on Thursday, 29th September, 2005 at 9:30 a.m. for the following purposes:–

1. To receive and consider the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31st March, 2005.
2. To re-elect directors of the Company and to authorise the Board of Directors to fix their remuneration.
3. To re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company and to authorise the Board of Directors to fix their remuneration.
4. As special business, to consider and, if thought fit, pass, with or without amendments, the following resolution as ordinary resolutions:–

ORDINARY RESOLUTIONS

A. "THAT:

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the Directors be and are hereby authorised during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such powers during or after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraphs (a) and (b) above, otherwise than pursuant to a Rights Issue (as hereinafter defined) or pursuant to the exercise of any options granted under the share option scheme adopted by the Company or an issue of shares upon the exercise of subscription rights attached to the warrants which might be issued by the Company or an issue of shares in lieu of the whole or part of a dividend on shares or any scrip dividend scheme or similar arrangement in accordance with the Articles of Association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the time of passing this resolution; and

(d) for the purposes of this resolution:–

"Relevant Period" means the period from the time of the passing of this resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or the applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange)."

B. "THAT:

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby, generally and unconditionally approved;

(b) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period to procure the Company to repurchase its shares at a price determined by the Directors;

(c) the aggregate nominal amount of share capital of the Company repurchased or agreed conditionally or unconditionally to be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the time of passing this resolution; and

(d) for the purposes of this resolution:–

"Relevant Period" means the period from the time of the passing of this resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or the applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

C. "THAT conditional upon the passing of the ordinary resolutions numbered 4A and 4B in the notice convening the meeting of the Company dated 5th September, 2005, the aggregate nominal amount of the share capital of the Company which are repurchased by the Company pursuant to and in accordance with the said resolution numbered 4B shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with the said resolution numbered 4A set out in the notice of the meeting of the Company dated 5th September, 2005."

5. As special business, to consider and, if thought fit, pass the following resolution as a special resolution of the Company:–

SPECIAL RESOLUTION

"THAT the Articles of Association of the Company be and are hereby amended as follows:

(a) Article 95 shall be deleted in its entirety and be replaced and substituted with the following:

"95. The Board shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office until the next following general meeting of the Company (in case of filling a casual vacancy) or until the next following annual general meeting of the Company (in case of an addition to the Board) and shall then be eligible for re-election at the meeting, provided that any Director who so retires shall not be taken into account in determining the number of Directors who are to retire at such meeting by rotation pursuant to Article 112."

(b) by deleting the existing Article 112 in its entirety and replacing it with the following new Article 112:

"112. Notwithstanding any other provisions in these Articles, at each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third, shall retire from office by rotation. Every Director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election.""

By Order of the Board
Inner Mongolia Development (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 5th September, 2005

Notes:

1. To be valid, the instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney authorised in writing or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.
2. Any member of the Company entitled to attend and vote at the meeting shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy duly appointed pursuant to the Articles of Association of the Company is entitled to vote on a show of hands at the meeting. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.
3. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's share registrar in Hong Kong, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or the adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.
4. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.
5. In accordance with the Articles of Association of the Company, Ms. Yau Shum Tek, Cindy, Mr. Lam Ping Cheung and Mr. Lo Ming Chi, Charles will retire at the meeting and, being eligible, offer themselves for re-election. Details of these directors are set out in Appendix II of the circular of the Company dated 5th September, 2005.

As at the date of this Notice, the Board comprises three Executive Directors, namely Mr. Kwong Wai Tim, William (Managing Director), Ms. Yau Shum Tek, Cindy and Mr. Lai Ming Wai; and three Independent Non-executive Directors, namely Mr. Lam Ping Cheung, Mr. Kwong Kai Sing, Benny and Mr. Lo Ming Chi, Charles.



內蒙發展（控股）有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

（前稱恒盛東方控股有限公司）
（於開曼群島註冊成立之有限公司）
（股份代號：279）

股東週年大會通告

內蒙發展（控股）有限公司（前稱恒盛東方控股有限公司）（「本公司」）於二零零五年七月二十二日發表之公佈，提述本公司股東週年大會將於二零零五年九月二十二日（星期四）舉行。股東週年大會現將於二零零五年九月二十九日（星期四）上午九時三十分假座香港北角城市花園道9號城市花園酒店宴會廳舉行。以下為召開大會之通告。

茲通告本公司謹訂於二零零五年九月二十九日（星期四）上午九時三十分假座香港北角城市花園道9號城市花園酒店宴會廳舉行股東週年大會，藉以處理下列事項：

1. 省覽及接納本公司截至二零零五年三月三十一日止年度之經審核財務報告及董事會與核數師報告。
2. 重選本公司董事並授權董事會釐定其酬金。
3. 續聘德勤・關黃陳方會計師行為本公司核數師並授權董事會釐定其酬金。
4. 作為特別事項，考慮及酌情通過以下決議案（無論有否作出修訂）為普通決議案：

普通決議案

A. 「動議：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事（「董事」）於有關期間（定義見下文）行使本公司一切權力，以配發、發行及處置本公司股本中之未發行股份，以及作出或授出須行使該等權力之建議、協議及購股權（包括認股權證、債券及可轉換本公司股份之債務證券）；

(b) 授權董事於有關期間作出或授出可能須於有關期間內或有關期間屆滿後須行使該等權力之建議、協議及購股權（包括認股權證、債券及可轉換本公司股份之債務證券）；

(c) 根據上文(a)及(b)段之批准，除根據供股（定義見下文）或行使根據本公司採納之購股權計劃而可能授出之任何購股權，或因行使附於本公司或會發行之認股權證之認購權利而發行股份，或符合本公司之組織章程細則取代全部或部分股份股息或任何以股代息計劃或類似安排而發行股份，董事配發或同意有條件或無條件配發（不論根據購股權或其他方式）之股本總面值將不可超過本公司於通過本決議案當日之已發行股本總面值之20%；及

(d) 就本決議案而言：

「有關期間」乃指本決議案通過之日起計直至以下三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司之組織章程細則或開曼群島任何適用法律規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東於股東大會上通過一項普通決議案撤銷或修訂本決議案所給予之授權之日。

「供股」乃指董事於指定期間內向於指定記錄日期名列本公司股東名冊之本公司股份持有人按其當時之持股比例提呈發售股份建議（惟董事可就零碎配股權或任何有關司法權區之法例所規定之任何限制或責任，或認可監管機構或證券交易所之規定而作出其認為必需或權宜之豁免或其他安排）。」

B. 「動議：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事（「董事」）於有關期間（定義見下文）行使本公司一切權力，於香港聯合交易所有限公司（「聯交所」）或本公司股份可能於其上市及獲香港證券及期貨事務監察委員會及聯交所認可之任何其他交易所上，購回本公司股本中已發行之股份，惟需遵照及受限於所有適用法例及聯交所證券上市規則之規定；

(b) 上文(a)段之批准乃附加於董事之任何其他授權，並授權董事代表本公司於有關期間促使本公司以董事釐定之價格購回其股份；

(c) 於有關期間根據上文(a)段之批准，購回或同意有條件或無條件購回本公司股本總面值不可超過本公司於通過本決議案當日之已發行股本總面值之10%；及

(d) 就本決議案而言：

「有關期間」乃指本決議案通過之日起計直至以下三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司之組織章程細則或開曼群島任何適用法律規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東於股東大會上通過一項普通決議案撤銷或修訂本決議案所給予之授權之日。」

C. 「動議如於二零零五年九月五日股東週年大會通告所載第4A及第4B項普通決議案獲得通過，本公司遵照及符合上述第4B項決議案購回之本公司股本總面值，將加於本公司董事遵照及符合於二零零五年九月五日大會通告載列之第4A項決議案，本公司可能配發或同意有條件或無條件配發之本公司股本總面值。」

5. 作為特別事項，考慮及酌情通過以下決議案為本公司特別決議案：

特別決議案

「動議按以下方式修訂本公司之組織章程細則：

(a) 刪除細則第95條全文，並以下文取代及替代：

「95. 董事會有權不時及隨時委任任何人士為董事，以填補臨時空缺或增加現有董事會人數之名額。任何按此委任之董事之任期將直至本公司下次股東大會（就填補臨時空缺而言）或直至本公司隨後舉行之下屆股東週年大會（就屬董事會人數額外增加者而言），並合資格於該大會上重選，惟在計算須於該大會上根據細則第112條輪值告退之董事人數時，任何按此退任之董事將不會計入在內。」

(b) 刪除現有細則第112條全文，並以下列新細則第112條取代：

「112.不論於細則內之任何其他條文，於每屆股東週年大會，輪值退任之董事人數須為當時董事人數之三分一（倘人數並非三或三之倍數，則應為最接近但不少於三分一者）。每位董事（包括獲委以特定任期者）必須最少每三年輪值退任一次。每年須予退任之董事為自上次當選後任期最長之董事，但若多位董事乃於同一日成為董事，則以抽籤決定須予告退之董事名單（除非該等董事彼此間另有協定）。退任董事均有資格於會上膺選連任。」」

承董事會命
內蒙發展（控股）有限公司
董事總經理
鄭維添

香港，二零零五年九月五日

附註：

1. 代表委任表格必須由委任人或獲其書面授權之代理人親筆簽署，方為有效；委任人如為公司，則代表委任表格須加蓋公司印鑑或經由高級職員或獲正式授權人士親筆簽署後，方為有效。
2. 凡有權出席大會並於會上投票之本公司任何股東，均有權委任另一名人士為其受委代表，代其出席及投票。根據本公司之組織章程細則獲正式委任之受委代表有權在大會上舉手投票。於以股數投票表決時，股東亦可親身或委派受委代表投票。受委代表毋須為本公司股東。股東可委任超過一名受委代表出席同一次大會。
3. 委任受委代表之文據及經簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或續會或以股數投票表決（視情況而定）指定舉行時間48小時前送達本公司之香港股份過戶登記處秘書商業服務有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下），該等文據所委任之人士才有權投票，如未依上列指示送交有關文據，代表委任表格即不被視為有效。
4. 倘為任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派受委代表出席大會就該等股份投票，猶如其為唯一有權投票者；惟倘多於一名聯名持有人親身或委派受委代表出席大會，則只有在股東名冊上就該等股份排名首位之持有人方有權就該等股份投票。
5. 遵照本公司之組織章程細則，邱琛笛女士、林炳昌先生及勞明智先生將於大會上任滿告退，惟彼等符合資格，將膺選連任。有關該等董事之資料載於本公司在二零零五年九月五日刊發之通函內之附錄二。

於本通告日期，董事會包括三位執行董事鄭維添先生（董事總經理）、邱琛笛女士及蔡明偉先生；及三位獨立非執行董事林炳昌先生、鄭啟成先生及勞明智先生。



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

RESULTS OF EXTRAORDINARY GENERAL MEETING

At the EGM held at 9:30 a.m. on 4th August, 2005, the ordinary resolutions approving (i) the Share Consolidation; (ii) the First Placing Agreement; (iii) the Second Placing Agreement; (iv) the Convertible Notes Placing Agreement; and the special resolution approving the proposed change of name of the Company were duly passed by the Shareholders present and voting at the EGM by way of poll. The ordinary resolution approving the Subscription Agreement was also passed by the Independent Shareholders present and voting at the EGM by way of poll.

Reference is made to the announcement of the Company dated 13th June, 2005 and the circular issued by the Company dated 4th July, 2005 (the "Circular"). Terms used herein shall have the same meanings as defined in the Circular unless the context requires otherwise.

RESULTS OF THE EGM

At the EGM held at 9:30 a.m. on 4th August, 2005, the ordinary resolutions approving (i) the Share Consolidation; (ii) the First Placing Agreement; (iii) the Second Placing Agreement; (iv) the Convertible Notes Placing Agreement; and the special resolution approving the proposed change of name of the Company were duly passed by the Shareholders present and voting at the EGM by way of poll. The ordinary resolution approving the Subscription Agreement was also passed by the Independent Shareholders present and voting at the EGM by way of poll.

Ms. Yau Shum Tek, Cindy, the Subscriber and her associates, who held 726,918,000 Shares, representing 18.08% of the total issued share capital of the Company as at the date of the EGM abstained from voting on the ordinary resolution to approve the Subscription Agreement.

The results of the voting taken on a poll at the EGM were as follows:–

The total number of Shares in issue as at the date of the EGM is 4,021,124,045 Shares. The total number of Shares entitling the Shareholders to attend and vote for or against the ordinary resolutions numbered 1, 2, 3 and 4 and the special resolution numbered 6 at the EGM is 4,021,124,045 Shares. The total number of Shares entitling the Shareholders to attend and vote for or against the ordinary resolution numbered 5 at the EGM is 3,294,206,045 Shares.

The total number of Shares entitling the Shareholders to attend and vote only against the ordinary resolutions numbered 1, 2, 3 and 4 and the special resolution numbered 6 at the EGM is zero Shares. The total number of Shares entitling the Shareholders to attend and vote only against the ordinary resolution numbered 5 at the EGM is zero Shares.

Resolution	Total number of Shares voted	Total number of Shares voted for the resolution and percentage	Total number of Shares voted against the resolution and percentage
Ordinary Resolution No. 1 – to approve the Share Consolidation	1,729,944,590	1,572,310,249 (90.89%)	157,634,341 (9.11%)
Ordinary Resolution No. 2 – to approve the First Placing Agreement	1,729,944,590	1,572,310,249 (90.89%)	157,634,341 (9.11%)
Ordinary Resolution No. 3 – to approve the Second Placing Agreement	1,729,944,590	1,534,350,249 (88.69%)	195,594,341 (11.31%)
Ordinary Resolution No. 4 – to approve the Convertible Notes Placing Agreement	1,729,944,590	1,534,350,249 (88.69%)	195,594,341 (11.31%)
Ordinary Resolution No. 5 – to approve the Subscription Agreement	1,729,944,590	1,534,350,249 (88.69%) *(Note 1)*	195,594,341 (11.31%) *(Note 2)*
Special Resolution No. 6 – to approve the change of name of the Company	1,729,944,590	1,534,350,249 (88.69%)	195,594,341 (11.31%)

Note 1: This represents the total number of Shares represented by votes of Independent Shareholders for the ordinary resolution to approve the Subscription Agreement.

Note 2: This represents the total number of Shares represented by votes of Independent Shareholders against the ordinary resolution to approve the Subscription Agreement.

The scrutineer for the vote-taking at the EGM is Secretaries Limited, the Company's share registrar in Hong Kong.

As more than 50% of the votes represented by Shareholders of the Company attending in person or by proxy at the EGM were in favour of the ordinary resolutions to approve the Share Consolidation, the First Placing Agreement, the Second Placing Agreement and the Convertible Notes Placing Agreement, the ordinary resolutions were duly passed.

As more than 50% of the votes represented by Independent Shareholders of the Company attending in person or by proxy at the EGM were in favour of the ordinary resolution to approve the Subscription Agreement, the ordinary resolution was duly passed.

As more than 75% of the votes represented by Shareholders of the Company attending in person or by proxy at the EGM were in favour of the special resolution to approve the change of name of the Company, the special resolution was duly passed.

As at the date of this announcement, the Board of Directors of the Company comprises three Executive Directors namely Mr. Kwong Wai Tim, William (Managing Director), Ms. Yau Shum Tek, Cindy and Mr. Lai Ming Wai; and three Independent Non-executive Directors, Mr. Lam Ping Cheung, Mr. Kwong Kai Sing, Benny and Mr. Lo Ming Chi, Charles.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 4th August, 2005



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

（於開曼群島註冊成立之有限公司）

（股份代號：279）

股東特別大會之結果

於二零零五年八月四日上午九時三十分舉行之股東特別大會上，出席股東特別大會並於會上投票之股東已以一股一票點票方式正式通過批准：(i)股份合併；(ii)首項配售協議；(iii)次項配售協議；(iv)可換股票據配售協議之普通決議案；及批准建議更改本公司名稱之特別決議案。出席股東特別大會並於會上投票之獨立股東亦已以一股一票點票方式通過批准認購協議之普通決議案。

謹此提述本公司於二零零五年六月十三日發表之公佈及本公司於二零零五年七月四日刊發之通函（「該通函」）。除文義另有指明外，本公佈所用詞彙與該通函所界定者具有相同涵義。

股東特別大會之結果

於二零零五年八月四日上午九時三十分舉行之股東特別大會上，出席股東特別大會並於會上投票之股東已以一股一票點票方式正式通過批准：(i)股份合併；(ii)首項配售協議；(iii)次項配售協議；(iv)可換股票據配售協議之普通決議案；及批准建議更改本公司名稱之特別決議案。出席股東特別大會並於會上投票之獨立股東亦已以一股一票點票方式通過批准認購協議之普通決議案。

邱深笛女士、認購人及其聯繫人士（持有726,918,000股股份，於股東特別大會當日佔本公司已發行股本總額18.08%）已就批准認購協議之普通決議案放棄投票。

於股東特別大會上以一股一票點票方式進行投票之結果如下：

於股東特別大會日期之已發行股份總數為4,021,124,045股股份。賦予股東有權出席股東特別大會並於會上投票贊成或反對第1、2、3及4項普通決議案及第6項特別決議案之股份總數為4,021,124,045股股份。賦予股東有權出席股東特別大會並於會上投票贊成或反對第5項普通決議案之股份總數則為3,294,206,045股股份。

賦予股東有權出席股東特別大會但於會上僅能投票反對第1、2、3及4項普通決議案及第6項特別決議案之股份總數為0股。賦予股東有權出席股東特別大會但於會上僅能投票反對第5項普通決議案之股份總數為0股。

決議案	已投票之股份總數	投票贊成決議案之股份總數及百分比	投票反對決議案之股份總數及百分比
第1項普通決議案－批准股份合併	1,729,944,590	1,572,310,249 (90.89%)	157,634,341 (9.11%)
第2項普通決議案－批准首項配售協議	1,729,944,590	1,572,310,249 (90.89%)	157,634,341 (9.11%)
第3項普通決議案－批准次項配售協議	1,729,944,590	1,534,350,249 (88.69%)	195,594,341 (11.31%)
第4項普通決議案－批准可換股票據配售協議	1,729,944,590	1,534,350,249 (88.69%)	195,594,341 (11.31%)
第5項普通決議案－批准認購協議	1,729,944,590	1,534,350,249 (88.69%) (附註1)	195,594,341 (11.31%) (附註2)
第6項特別決議案－批准更改本公司名稱	1,729,944,590	1,534,350,249 (88.69%)	195,594,341 (11.31%)

附註1：　該數目指獨立股東就贊成批准認購協議之普通決議案所投票數所佔之股份總數。

附註2：　該數目指獨立股東就反對批准認購協議之普通決議案所投票數所佔之股份總數。

為股東特別大會投票監票乃秘書商業服務有限公司，即本公司之香港股份過戶登記處。

由於親身或委派代表出席股東特別大會之本公司股東就贊成批准股份合併、首項配售協議、次項配售協議及可換股票據配售協議之普通決議案所投之票數佔50%以上，該等普通決議案已獲正式通過。

由於親身或委派代表出席股東特別大會之本公司獨立股東就贊成認購協議之普通決議案所投之票數佔50%以上，該普通決議案已獲正式通過。

由於親身或委派代表出席股東特別大會之本公司股東就贊成更改本公司名稱之特別決議案所投之票數佔75%以上，該特別決議案已獲正式通過。

於本公佈日期，本公司董事會包括三位執行董事，即鄒維添先生（董事總經理）、邱深笛女士及韓明偉先生；以及三位獨立非執行董事林炳昌先生、鄭啟成先生及姚明賢先生。

承董事會命
恒盛東方控股有限公司
董事總經理
鄒維添

香港，二零零五年八月四日



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 279)

PROPOSED CHANGE OF NAME
REVISED TIMETABLE IN RELATION TO THE EGM AND PROPOSED SHARE CONSOLIDATION

Reference is made to the announcement of the Company dated 13th June, 2005.

The Directors intend to put forward to the Shareholders an additional proposal that the Company changes its name from "HANSOM EASTERN (HOLDINGS) LIMITED (恒盛東方控股有限公司)" to "INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED (內蒙發展(控股)有限公司)".

It is intended that the proposal to approve the change of name of the Company will also be proposed at the same extraordinary general meeting to approve, inter alia, the proposed Share Consolidation. Accordingly, the timetable for the proposed Share Consolidation will also be changed. A new timetable for the proposed Share Consolidation is set out below.

Reference is made to the announcement of the Company dated 13th June, 2005 (the "Announcement"). Unless otherwise defined, defined terms used in this announcement shall follow the meaning of the defined terms in the Announcement.

CHANGE OF NAME

It is proposed that the Company's name be changed from "HANSOM EASTERN (HOLDINGS) LIMITED (恒盛東方控股有限公司)" to "INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED (內蒙發展(控股)有限公司)".

The proposed change of name is subject to the passing of a special resolution by the Shareholders at the extraordinary general meeting of the Company.

The Directors consider that the new name will better reflect the future focus of the Company's investments, in which the Company will be looking at investments opportunities in the PRC, especially, in the Inner Mongolia region. Further to the announcement of the Company dated 13th June, 2005, the Company intends that some the proceeds from the First Placing, the Second Placing, the Convertible Notes Placing and the Subscription will be used for such investments.

CHANGE TO THE EXPECTED TIMETABLE FOR SHARE CONSOLIDATION

A revised expected timetable for the Share Consolidation is set out below. If there are any further changes to the timetable, a further announcement will be made by the Company.

	2005
Despatch of circular in respect of the EGM convened to approve the First Placing, the Second Placing, the Convertible Notes Placing, the Subscription, the Share Consolidation and Change of Name	4th July
Latest time for lodging forms of proxy for the EGM	9:30 a.m. on 2nd August
EGM	9:30 a.m. on 4th August
Effective date of the Share Consolidation	5th August
Existing counter for trading in the Shares in board lots of 2,000 Shares (represented by red colour share certificates for existing Shares) closes	9:30 a.m. on 5th August
Temporary counter for trading in the Consolidated Shares in board lots of 100 Consolidated Shares (represented by red colour share certificates for existing Shares) opens	9:30 a.m. on 5th August
First day for free exchange of existing red colour share certificates for new blue colour share certificates under the existing name of the Company for the Consolidated Shares	5th August
First day of provision odd lot matching services	5th August
Existing counter for trading in the Consolidated Shares in board lots of 4,000 Consolidated Shares (represented by new blue colour share certificates under the existing name of the Company for Consolidated Shares) reopens	9:30 a.m. on 19th August
Parallel trading in the Consolidated Shares (in the form of new blue colour share certificates and existing red colour share certificates) commences	9:30 a.m. on 19th August
Temporary counter for trading in the Consolidated Shares in board lots of 100 Consolidated Shares (in the form of red colour existing share certificates) closes	4:00 p.m. on 8th September
Parallel trading in the Consolidated Shares (in the form of new blue colour share certificates and existing red colour share certificates) ends	4:00 p.m. on 8th September
Last day of provision of odd lot matching services	8th September
Last day for free exchange of existing share certificates for new blue colour share certificates under the existing name of the Company for the Consolidated Shares	4:00 p.m. on 15th September

Free Exchange of Certificates for Shares and Trading Arrangement

Subject to the Share Consolidation becoming effective, Shareholders may, during business hours from 5th August, 2005 to 15th September, 2005 (both dates inclusive), submit their existing red certificates for the Shares to the Company's branch registrar in Hong Kong, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, in exchange for new blue certificates for the Consolidated Shares (on the basis of every twenty (20) Shares for one (1) Consolidated Share) free of charge. Thereafter, existing share certificates for Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new certificate issued for the Consolidated Shares or each old share certificate submitted (whichever is greater).

Dealings in the Shares represented by existing certificates will cease after 4:00 p.m. on 8th September, 2005. Existing share certificates will only be valid for delivery and settlement in respect of dealings for the period up to 4:00 p.m. on 8th September, 2005 and thereafter will not be acceptable for dealing purposes. However, existing certificates for Shares will continue to be evidence of title to the shares held in the Company on the basis of twenty (20) Shares for one (1) Consolidated Share.

Exchange of new certificates for Shares after the change of name becoming effective

Further announcement will be made by the Company in relation to the free exchange for new share certificates under the new name of the Company.

As at the date of this announcement, the directors of the Company are:-

Executive Directors
Mr. Kwong Wai Tim, William *(Managing Director)*
Ms. Yau Shum Tek, Cindy
Mr. Lai Ming Wai

Independent Non-executive Directors
Mr. Lam Ping Cheung
Mr. Kwong Kai Sing, Benny
Mr. Lo Ming Chi, Charles

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 20th June, 2005



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

（於開曼群島註冊成立之有限公司）

（股份代號：279）

建議更改名稱
有關股東特別大會及建議股份合併之經修訂時間表

茲提述本公司於二零零五年六月十三日刊發之公佈。

董事擬向股東提呈另一項建議，有關本公司將其名稱由「*HANSOM EASTERN (HOLDINGS) LIMITED*（恒盛東方控股有限公司）」更改為「INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED（內蒙發展（控股）有限公司）」。

批准更改本公司名稱之建議亦擬於批准（其中包括）建議股份合併之股東特別大會上一併提呈。因此，建議股份合併之時間表亦出現變動。建議股份合併之新時間表載於下文。

謹此提述本公司於二零零五年六月十三日發表之公佈（「該公佈」）。除文義另有指明外，本公佈所用詞彙與該公佈所界定者具有相同涵義。

更改名稱

本公司建議將本公司之名稱由「HANSOM EASTERN (HOLDINGS) LIMITED（恒盛東方控股有限公司）」更改為「INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED（內蒙發展（控股）有限公司）」。

建議更改公司名稱須待股東於本公司之股東特別大會上通過特別決議案方告作實。

董事認為新名稱更能恰切反映本公司未來之投資重點，顯示本公司將於中國（尤其為內蒙古地區）物色投資機會。承接本公司於二零零五年六月十三日之公佈所述，本公司擬將首項配售、次項配售、可換股票據配售及認購之部份所得款項用於該等投資。

股份合併預期時間表之變動

股份合併之經修訂預期時間表載於下文。倘若時間表再有任何改動，本公司將另行再作公佈。

	二零零五年
寄發有關召開股東特別大會以批准首項配售、次項配售、可換股票據配售、認購、股份合併及更改名稱之通函	七月四日
遞交股東特別大會代表委任表格之最後時限	八月二日上午九時三十分
股東特別大會	八月四日上午九時三十分
股份合併之生效日期	八月五日
關閉以每手2,000股股份為買賣單位買賣股份（以現有紅色股票）之現有櫃位	八月五日上午九時三十分
開放以每手100股合併股份為買賣單位買賣合併股份（以現有紅色股票）之臨時櫃位	八月五日上午九時三十分
免費以現有紅色股票換領以本公司現有名稱簽發之合併股份藍色新股票之首日	八月五日
提供碎股對盤服務之首日	八月五日
重開以每手4,000股合併股份為買賣單位買賣合併股份（以本公司現有名稱簽發之合併股份之藍色新股票形式）之現有櫃位	八月十九日上午九時三十分
合併股份之並行買賣（以藍色新股票及現有紅色股票形式）開始	八月十九日上午九時三十分
關閉以每手100股合併股份為買賣單位買賣合併股份（以現有紅色股票形式）之臨時櫃位	九月八日下午四時正
合併股份之並行買賣（以藍色新股票及現有紅色股票形式）結束	九月八日下午四時正
提供碎股對盤服務之最後日期	九月八日
免費以現有股票換領以本公司現有名稱簽發之合併股份藍色新股票之最後日期	九月十五日下午四時正

免費換領股票及交易安排

待股份合併生效後，股東可於二零零五年八月五日至二零零五年九月十五日（包括首尾兩日）期間之辦公時間內，將彼等所持股份之現有紅色股票送達本公司於香港之股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，免費換取合併股份之藍色新股票（基準為每二十(20)股股份為一(1)股合併股份）。此後，股份之現有股票僅可在股東就每張已簽發之合併股份新股票或每張已提交之舊股票（以數目較多者為準）支付2.50港元（或聯交所不時指定之較高金額）之費用後，方獲接納換領。

以現有股票進行之股份買賣將於二零零五年九月八日下午四時正後停止。現有股票僅可於截至二零零五年九月八日下午四時正前期間有效作交易之交收及結算用途，其後將不獲接納作交易用途。然而，股份之現有股票將仍為所持本公司股份（按每二十(20)股股份為一(1)股合併股份之基準）之所有權憑證。

於更改名稱生效後換領股份之新股票

本公司將就免費換領以本公司新名稱簽發之股票另行刊發公佈。

於本公佈日期，本公司董事為：

執行董事
鄺維卿先生（董事總經理）
邱傑笛女士
黎明偉先生

獨立非執行董事
林炳昌先生
鄺啟成先生
勞明智先生

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維卿

香港，二零零五年六月二十日



恆盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of Hansom Eastern (Holdings) Limited (the "Company") will be held at Function Room III, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong on Thursday, 4th August, 2005 at 9:30 a.m. for the following purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

ORDINARY RESOLUTIONS

1. "THAT with effect from the day immediately following the day this resolution is passed as an ordinary resolution of the Company and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting a listing and permission to deal in the ordinary shares of HK$0.20 each of the Company (each a "Consolidated Share") arising from the share consolidation (the "Share Consolidation") referred to herein, every twenty (20) shares of HK$0.01 each in the issued and unissued share capital of the Company be consolidated into one (1) consolidated ordinary share of HK$0.20 each provided that any fractional entitlements to a Consolidated Share that would arise from and upon such consolidation shall be aggregated and sold, (if a premium, net of expenses, can be obtained), for the benefit of the Company."

2. "THAT, subject to the passing of the ordinary resolution numbered 1 as set out in the notice convening the extraordinary general meeting at which this Resolution is proposed:

   (a) the terms of the placing agreement dated 13th June, 2005 (the "First Placing Agreement") entered into between the Company and Uni-Alpha Securities Limited (a copy of which has been produced to the meeting and marked "A" and signed for the purpose of identification by the Chairman of the meeting) in relation to the placing of 20,000,000 Consolidated Shares of HK$0.20 each (the "First Placing Shares") after the Share Consolidation, on a fully underwritten basis to independent investors at a price of HK$0.54 per First Placing Share be and is hereby approved;

   (b) that the issue and allotment of the First Placing Shares be and is hereby approved and any one director of the Company be and is hereby authorised to issue the First Placing Shares and to sign or execute such other documents or agreements or deeds on behalf of the Company and to do such other things and to take all such actions as he or she considers necessary or desirable for the purposes of giving effect to the First Placing Agreement."

3. "THAT, subject to the passing of the ordinary resolution numbered 1 as set out in the notice convening the extraordinary general meeting at which this Resolution is proposed:

   (a) the terms of the placing agreement dated 13th June, 2005 (the "Second Placing Agreement") entered into between the Company and Uni-Alpha Securities Limited (a copy of which has been produced to the meeting and marked "B" and signed for the purpose of identification by the Chairman of the meeting) in relation to the placing of up to 40,000,000 Consolidated Shares of HK$0.20 each (the "Second Placing Shares") after the Share Consolidation, on a best efforts basis to independent investors at a price of HK$0.54 per Second Placing Share be and is hereby approved;

   (b) that the issue and allotment of the Second Placing Shares be and is hereby approved and any one director of the Company be and is hereby authorised to issue the Second Placing Shares and to sign or execute such other documents or agreements or deeds on behalf of the Company and to do such other things and to take all such actions as he or she considers necessary or desirable for the purposes of giving effect to the Second Placing Agreement."

4. "THAT, subject to the passing of the ordinary resolution numbered 1 as set out in the notice convening the extraordinary general meeting at which this Resolution is proposed:

   (a) the terms of the convertible notes placing agreement dated 13th June, 2005 (the "Convertible Notes Placing Agreement") entered into between the Company and Uni-Alpha Securities Limited (the "Placing Agent") (a copy of which has been produced to the meeting and marked "C" and signed for the purpose of identification by the Chairman of the meeting) in relation to the placing of convertible notes of the Company (the "Convertible Notes") of up to the principal amount of HK$48,000,000 by the Placing Agent, in up to eight separate tranches, on a best efforts basis to independent investors be and is hereby approved;

   (b) that the creation and issue of the Convertible Notes convertible into Consolidated Shares of the Company at an initial conversion price, subject to adjustment, of HK$0.60 per Consolidated Share in accordance with the terms and conditions contained in the Convertible Notes Placing Agreement be and is hereby approved and that upon due exercise of the conversion rights attached to the Convertible Notes from time to time, the allotment and issue of the Consolidated Shares pursuant to and in accordance with the terms and conditions of the Convertible Notes be and are hereby approved; and

   (c) any one director of the Company be and is hereby authorised to issue the Convertible Notes and the Consolidated Shares to be allotted and issued upon the exercise of conversion rights attached to the Convertible Notes and to sign or execute such other documents or agreements or deeds on behalf of the Company and to do such other things and to take all such actions as he or she considers necessary or desirable for the purposes of giving effect to the Convertible Notes Placing Agreement."

5. "THAT, subject to the passing of the ordinary resolution numbered 1 as set out in the notice convening the extraordinary general meeting at which this Resolution is proposed:

   (a) the terms of the subscription agreement dated 13th June, 2005 (the "Subscription Agreement") entered into between the Company and Goodnews Resources Limited (the "Subscriber") (a copy of which has been produced to the meeting and marked "D" and signed for the purpose of identification by the Chairman of the meeting) in relation to the subscription by the Subscriber of 35,000,000 Consolidated Shares (the "Subscription Shares") (or such smaller number of Consolidated Shares such that on completion of the Subscription Agreement, the aggregate shareholding of the Subscriber, its ultimate beneficial owners and its associates and parties acting in concert with it for the purposes of the Hong Kong Code on Takeovers and Mergers (if any) in respect of the Company is less than 30% of the total issued share capital of the Company) after the Share Consolidation, be and is hereby approved;

   (b) that the issue and allotment of the Subscription Shares be and is hereby approved and any one director of the Company be and is hereby authorised to issue the Subscription Shares and to sign or execute such other documents or agreements or deeds on behalf of the Company and to do such other things and to take all such actions as he or she considers necessary or desirable for the purposes of giving effect to the Subscription Agreement."

SPECIAL RESOLUTION

6. "THAT with effect from the day of this resolution is passed as a special resolution of Hansom Eastern (Holdings) Limited, the name of the Company be changed to "INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED (內蒙發展(控股)有限公司)"."

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 4th July, 2005

Notes:

1. To be valid, the instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney authorised in writing or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

2. Any member of the Company entitled to attend and vote at the meeting shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy duly appointed pursuant to the Articles of association of the Company is entitled to vote on a show of hands at the meeting. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's share registrar in Hong Kong, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or the adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

4. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

As at the date of this announcement, the directors of the Company are:–

Executive Directors
Mr. Kwong Wai Tim, William *(Managing Director)*
Ms. Yau Shum Tek, Cindy
Mr. Lai Ming Wai

Independent Non-executive Directors
Mr. Lam Ping Cheung
Mr. Kwong Kai Sing, Benny
Mr. Lo Ming Chi, Charles



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

（於開曼群島註冊成立之有限公司）
（股份代號：279）

股東特別大會通告

茲通告恒盛東方控股有限公司（「本公司」）謹訂於二零零五年八月四日（星期四）上午九時三十分假座香港北角城市花園道9號城市花園酒店宴會廳3號廳舉行股東特別大會，藉以考慮並酌情通過（不論有否作出修訂）下列決議案：

普通決議案

1. 「動議由緊隨本決議案獲通過作為本公司之普通決議案日期後當日起，以及待香港聯合交易所有限公司上市委員會批准本公司因本通函所述股份合併（「股份合併」）所產生每股面值0.20港元之普通股（每股為「合併股份」）上市及買賣後，本公司已發行及未發行股本中二十(20)股每股面值0.01港元之股份將合併為一(1)股每股面值0.20港元之合併普通股，惟因合併及於合併後產生之任何零碎合併股份將予以彙集出售（如扣除支出後可取得溢價），而利益歸本公司所有。」

2. 「動議待股東特別大會通告所載第1項普通決議案獲通過後，本決議案將於會上提呈：
   (a) 批准本公司與裕盟證券有限公司於二零零五年六月十三日訂立之配售協議（「首項配售協議」）（其註有「A」字樣之副本已提呈大會，並經大會主席簽署以資識別）之條款，內容關於在股份合併後按全面包銷基準向獨立投資者配售20,000,000股每股面值0.20港元之合併股份（「首項配售股份」），每股首項配售股份作價0.54港元；
   (b) 批准發行及配發首項配售股份，並授權本公司任何一名董事發行首項配售股份，以及代表本公司簽署或簽立任何其他文件或安排或契據，以及在彼認為必要或權宜情況下作出其他事宜及採取一切行動以促使首項配售協議生效。」

3. 「動議待股東特別大會通告所載第1項普通決議案獲通過後，本決議案將於會上提呈：
   (a) 批准本公司與裕盟證券有限公司於二零零五年六月十三日訂立之配售協議（「次項配售協議」）（其註有「B」字樣之副本已提呈大會，並經大會主席簽署以資識別）之條款，內容關於在股份合併後按盡力基準向獨立投資者配售最多達40,000,000股每股面值0.20港元之合併股份（「次項配售股份」），每股次項配售股份作價0.54港元；
   (b) 批准發行及配發次項配售股份，並授權本公司任何一名董事發行次項配售股份，以及代表本公司簽署或簽立任何其他文件或安排或契據，以及在彼認為必要或權宜情況下作出其他事宜及採取一切行動以促使次項配售協議生效。」

4. 「動議待股東特別大會通告所載第1項普通決議案獲通過後，本決議案將於會上提呈：
   (a) 批准本公司與裕盟證券有限公司（「配售代理」）於二零零五年六月十三日訂立之可換股票據配售協議（「可換股票據配售協議」）（其註有「C」字樣之副本已提呈大會，並經大會主席簽署以資識別）之條款，內容關於由配售代理按盡力基準最多分八批向獨立投資者配售本金額最多達48,000,000港元之本公司可換股票據（「可換股票據」）；
   (b) 批准根據可換股票據配售協議之條款及條件，增設及發行可按初步換股價每股合併股份0.60港元（可予調整）轉換為本公司合併股份之可換股票據，並批准於可換股票據所附換股權不時獲正式行使後，根據及遵照可換股票據之條款及條件配發及發行合併股份；及
   (c) 授權本公司任何一名董事發行可換股票據及因可換股票據所附換股權獲行使而將予配發及發行之合併股份，以及代表本公司簽署或簽立任何其他文件或安排或契據，以及在彼認為必要或權宜情況下作出其他事宜及採取一切行動以促使可換股票據配售協議生效。」

5. 「動議待股東特別大會通告所載第1項普通決議案獲通過後，本決議案將於會上提呈：
   (a) 批准本公司與Goodnews Resources Limited（「認購人」）於二零零五年六月十三日訂立之認購協議（「認購協議」）（其註有「D」字樣之副本已提呈大會，並經大會主席簽署以資識別）之條款，內容關於認購人在股份合併後認購35,000,000股合併股份（「認購股份」）（或較少數目之合併股份，據此，於認購協議完成時，認購人、其最終實益擁有人及其聯繫人士以及香港公司收購及合併守則所指之一致行動人士（如有）於本公司之總持股量少於本公司已發行股本總額30%）；
   (b) 批准發行及配發認購股份，並授權本公司任何一名董事發行認購股份，以及代表本公司簽署或簽立任何其他文件或安排或契據，以及在彼認為必要或權宜情況下作出其他事宜及採取一切行動以促使認購協議生效。」

特別決議案

6. 「動議由本決議案獲通過作為恒盛東方控股有限公司之特別決議案當日起，將本公司之名稱更改為「INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED（內蒙發展（控股）有限公司）」。」

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零五年七月四日

附註：

1. 代表委任表格必須由委任人或獲其書面授權之代理人親筆簽署，方為有效；委任人如為公司，則代表委任表格須加蓋公司印鑑或經由高級職員或獲正式授權人士親筆簽署後，方為有效。

2. 凡有權出席大會並於會上投票之本公司任何股東，均有權委任另一名人士為其受委代表，代其出席及投票。根據本公司之組織章程細則獲正式委任之受委代表有權在大會上舉手投票。於以股數投票表決時，股東亦可親身或委派受委代表投票。受委代表毋須為本公司股東。股東可委任超過一名受委代表出席同一次大會。

3. 委任受委代表之文據及經簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或續會或以股數投票表決（視情況而定）指定舉行時間48小時前送達本公司之香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，該等文據所委任之人士才有權投票，如未依上列指示送交有關文據，代表委任表格即不被視為有效。

4. 倘為任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派受委代表出席大會就有關該等股份投票，猶如其為唯一有權投票者；惟倘多於一名聯名持有人親身或委派受委代表出席大會，則只有在股東名冊上就該等股份排名首位之持有人方有權就該等股份投票。

於本公佈日期，本公司董事為：

執行董事
鄺維添先生（董事總經理）
邱保笛女士
黎明偉先生

獨立非執行董事
林炳昌先生
鄺啟成先生
勞明智先生



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

FINAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31ST MARCH, 2005

FINAL RESULTS

The Board of Directors of Hansom Eastern (Holdings) Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2005 together with comparative figures for the previous year as follows:

CONSOLIDATED INCOME STATEMENT

	Notes	2005 HK$'000	2004 HK$'000
Turnover	2	72,238	23,305
Cost of sales		(41,618)	(2,423)
Gross profit		30,620	20,882
Other operating income		244	839
Investment income	4	–	833
Administrative expenses		(12,522)	(16,718)
Other operating expenses	5	(63)	(22,907)
Profit (loss) from operations	6	18,279	(17,071)
Interest on bank overdrafts		–	(78)
Gain on disposal of subsidiaries		50	95
Share of results of an associate		494	–
Profit (loss) before taxation		18,823	(17,054)
Taxation	7	(2,504)	–
Profit (loss) before minority interests		16,319	(17,054)
Minority interests		–	4,316
Net profit (loss) for the year		16,319	(12,738)
Dividend	8	–	–
Earnings (loss) per share – basic	9	0.44 HK cent	(0.40 HK cent)

Notes:

1. **Basis of preparation**

   The financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and certain investments in securities, and in accordance with accounting principles generally accepted in Hong Kong.

   In 2004, the Hong Kong Institute of Certified Public Accountants issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards ("HKFRS(s)") (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005 except for HKFRS 3 "Business Combinations". The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st March, 2005.

   HKFRS 3 is applicable to business combinations for which the agreement date is on or after 1st January, 2005. The Group has not entered into any business combination for which the agreement date is on or after 1st January, 2005. Therefore HKFRS 3 did not have any impact on the Group for the year ended 31st March, 2005.

   The Group has considered the potential impact of these new HKFRSs and the effect on how the results of operations and financial positions of the Group are prepared and presented, details of which are contained in the annual report to be despatched to shareholders in due course.

2. **Turnover**

   Turnover represents the net amounts received and receivable from sales of goods, sales of securities, interest income from provision of finance and dividend income during the year, and is analysed as follows:

	2005 HK$'000	2004 HK$'000
Sales of goods	40,018	–
Sales of securities	–	801
Interest income from provision of finance	32,219	22,475
Dividend income from investments in securities – Hong Kong listed shares	1	29
	72,238	23,305

3. **Business and geographical segment information**

   During the year, the Group was organised into five (2004: four) main operating segments: sale of goods, provision of finance, trading of securities, property holding and investment and investment activities.

   During the year, a wholly-owned subsidiary of the Group, Hansom Eastern International Trading (Group) Limited, is engaged in sale of electronic products and results in a new business segment for the year.

   These divisions are the basis on which the Group reports its primary segment information.

   Segment information about these businesses is presented below:

   Business segments

For the year ended 31st March, 2005	Sale of goods HK$'000	Provision of finance HK$'000	Trading of securities HK$'000	Property holding and investment HK$'000	Investment activities HK$'000	Consolidated HK$'000
Segment revenue	40,018	32,219	1	–	–	72,238
Segment results	358	29,996	(75)	(133)	(274)	29,872
Unallocated corporate expenses						(11,593)
Profit from operations						18,279

For the year ended 31st March, 2004	Provision of finance HK$'000	Trading of securities HK$'000	Property holding and investment HK$'000	Investment activities HK$'000	Consolidated HK$'000
Segment revenue	22,475	830	–	–	23,305
Segment results	21,898	(1,563)	(1,823)	(23,931)	(5,419)
Unallocated corporate expenses					(11,652)
Loss from operations					(17,071)

   Geographical segments

   The Group's operations are mainly located in Hong Kong and the People's Republic of China, other than Hong Kong (the "PRC"). Over 90% of the Group's sales are in Hong Kong. Accordingly, no geographical analysis of sales is presented.

4. **Investment income**

	2005 HK$'000	2004 HK$'000
Interest income from:		
Banks	–	634
Others	–	199
	–	833

5. **Other operating expenses**

	2005 HK$'000	2004 HK$'000
Included in other operating expenses are:		
Impairment loss recognised in respect of intangible asset	–	11,321
Impairment loss recognised in respect of investment securities	–	11,000
Unrealised loss on other investments	63	–
Allowance for other receivables	–	415

6. **Profit (loss) from operations**

	2005 HK$'000	2004 HK$'000
Profit (loss) from operations has been arrived at after charging:		
Depreciation	186	638

7. **Taxation**

	2005 HK$'000	2004 HK$'000
The charge comprises:		
Hong Kong Profits Tax of the Company and its subsidiaries	2,504	–

   Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

   No provision for Hong Kong Profits Tax has been made for the year ended 31st March, 2004, as neither the Company nor its subsidiaries has any assessable profits for that year.

8. **Dividend**

   No dividend was proposed or paid by the Company for both years.

9. **Earnings (loss) per share**

   The calculation of the basic earnings (loss) per share for the year is based on the net profit for the year of HK$16,319,000 (2004: loss of HK$12,738,000) and on the weighted average of 3,741,014,456 (2004: 3,186,028,417) ordinary shares in issue.

   Diluted earnings per share for the year ended 31st March, 2005 has not been presented as the exercise price of the Company's outstanding share options was higher than the average market price for shares.

   Diluted loss per share for the year ended 31st March, 2004 has not been presented as the exercise of the Company's outstanding share options would result in a reduction in loss per share.

FINAL DIVIDEND

The directors of the Company (the "Directors") do not recommend the payment of a final dividend for the year.

FINAL RESULTS

The Directors are pleased to report that there was remarkable improvement in the Group's results for the year ended 31st March, 2005. The Group achieved a net profit of HK$16,319,000 which compared favorably against the loss of HK$12,738,000 in the previous year. Earnings per share were HK0.44 cent. The improvement in the Group's results was primarily attributable to the encouraging performance of the Group's financing and trading businesses.

OPERATIONS REVIEW

For the year under review, the Group was principally engaged in the businesses of financing, trading, securities, property and investment holding. The turnover of the Group, comprising mainly interest income and trading revenue, amounted to HK$72,238,000 and increased by about 2 times when compared with HK$23,305,000 last year.

The financing business continued to be a stable and major contributor to the Group's turnover and operating profit. When compared with last year, this segment showed a revenue growth of about 43% to HK$32,219,000 (2004: HK$22,475,000) and an increase of operating profit by about 37% to HK$29,996,000 (2004: HK$21,898,000). The Group will continue with its established operational strategy to deploy financial resources in hand as capital for its financing business pending the use of such resources for other investment opportunities.

The Group commenced its trading operation during the year which presently focuses on trading of electronic products. For the year under review, this operation generated revenue of HK$40,018,000 and an operating profit of HK$358,000. The management is currently exploring trading opportunities in other commodities and activity of this operation is expected to increase in the near future.

The Group was not active in its securities and property operations during the year. The operating loss of the property segment of HK$133,000 represented mainly property management costs of the Group's investment properties which are currently unoccupied.

The Group's 40% owned associate principally engaged in investment in Hong Kong listed securities performed well during the year. The Group recorded a share of profit from this associate of HK$494,000 representing mainly holding gains on securities. The performance of the Group's 22.5% owned investee company, Xi'an Yizhiliu Pharmaceutical Co., Ltd. ("Xi'an Yizhiliu"), was however not satisfactory. Xi'an Yizhiliu incurred a loss during the year mainly as a result of the decline in its sales by about 20% due to intense competition from other similar medical products in the China market. Xi'an Yizhiliu has recently conducted certain marketing and advertising campaigns with the view to recapture its market share and the results so far are encouraging. Xi'an Yizhiliu had not distributed any dividend during the year under review.

FINANCIAL REVIEW

Liquidity, Financial Resources and Capital Structure

The Group continued to be in a strong liquidity position throughout the year. At 31st March, 2005, net current assets of the Group amounted to HK$242,800,000 (2004: HK$252,955,000) with bank balances and cash totaled HK$3,744,000 (2004: HK$28,218,000). Bank balances decreased when compared with the preceding balance sheet date as additional funds were applied to the Group's financing business during the year. The Group had no bank borrowings at 31st March, 2005, accordingly, its gearing ratio was nil at year end.

The Group had no material capital commitment at year end. In light of the amount of liquid assets in hand and banking facility available, the Directors are of the view that the Group has sufficient financial resources to meet its ongoing operational requirements.

The Group's asset portfolio is mainly financed by its shareholders' funds. At 31st March, 2005, the Group had shareholders' funds of HK$506,720,000 (2004: HK$466,683,000), equivalent to a consolidated net asset value of about HK12.6 cents per share of the Company. The increase in shareholders' funds was mainly attributable to the net proceeds of HK$23,718,000 raised by the Company through placements of 540 million new shares and the net profit of HK$16,319,000 earned during the year.

Foreign Currency Management

The Group's foreign currency transactions are mostly denominated in Renminbi. As material fluctuation in exchange rate of Hong Kong dollars to Renminbi is not expected, the Directors are of the view that the Group's exposure to exchange rate risk is not significant.

Pledge of Assets

None of the Group's assets was pledged at 31st March, 2005.

Contingent Liabilities

The Group had no material contingent liabilities at 31st March, 2005.

EMPLOYEES AND REMUNERATION POLICY

At 31st March, 2005, the Group employed 15 staff members including directors of the Company. Staff costs incurred for the year, including directors' remunerations, were HK$6,562,000 (2004: HK$6,591,000).

It is the remuneration policy of the Group to reward its employees with reference to their qualifications, experience and work performance as well as to market benchmarks. Remunerations of employees are generally reviewed on an annual basis. Remuneration packages, including the grant of share options, are structured to motivate individual performance and contributions to the Group.

BUSINESS PROSPECTS

The Group has successfully turned round its results by posting a net profit of HK$16,319,000 for the year. Looking ahead, the dual focuses of the management will continue to be enhancing the profitability and growth of the Group's existing businesses and looking for investment opportunities that will create substantial value to the Group. Emphasis will continue to be placed on identifying investment opportunities that are Mainland related. Recently, management has started to look into business opportunities in the Inner Mongolia Region of China in the area of manufacturing, trading and travel. In light of the improved performance of the Group's existing businesses and the strategic direction of the Group in seeking investment opportunities in China that are expected to benefit from its sustainable economic growth, the Directors are optimistic about the Group's performance in the coming years.

POST BALANCE SHEET EVENTS

On 13th June, 2005, the Company put forward various proposals relating to consolidation, placement and subscription of shares of the Company and the placing of convertible notes carrying rights to convert into shares of the Company. On 20th June, 2005, the Company further put forward a proposal involving the change of name of the Company to "INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED". Details of the proposals are contained in the Company's circular dated 4th July, 2005 and all of the above proposals are subject to the passing of the relevant resolutions by the shareholders of the Company at the extraordinary general meeting of the Company to be held on 4th August, 2005. The reason for changing the name of the Company is to better reflect the future focus of the Company's investments, in which the Company will be looking at investment opportunities in the PRC, especially, in the Inner Mongolia Region.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

CORPORATE GOVERNANCE

The audited financial statements of the Company for the year ended 31st March, 2005 had been reviewed by the Audit Committee before they were duly approved by the Board of Directors under the recommendation of the Audit Committee.

In the opinion of the Directors, the Company has complied throughout the year ended 31st March, 2005 with the Code of Best Practice (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") which was in force prior to 1st January, 2005. The Code was replaced by the Code on Corporate Governance Practices (the "New Code") which has become effective for accounting periods commencing on or after 1st January, 2005. Appropriate actions are being taken by the Company for complying with the New Code.

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on 22nd September, 2005. Notice of the Annual General Meeting will be published and despatched to shareholders in due course.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE

The Company's 2004/2005 Annual Report containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules in force prior to 31st March, 2004, which remain applicable to results announcement in respect of accounting periods commencing before 1st July, 2004 under the transitional arrangements, will be published on the website of the Stock Exchange in due course.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 22nd July, 2005

As at the date of this announcement, the Board of Directors of the Company comprises three Executive Directors namely Mr. Kwong Wai Tim, William (Managing Director), Ms. Yau Shum Tek, Cindy and Mr. Lai Ming Wai; and three Independent Non-executive Directors, Mr. Lam Ping Cheung, Mr. Kwong Kai Sing, Benny and Mr. Lo Ming Chi, Charles.

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)
(股份編號：279)

全年業績公佈
截至二零零五年三月三十一日止年度

全年業績

恒盛東方控股有限公司(「本公司」)之董事會欣然宣佈本公司及其附屬公司(「本集團」)截至二零零五年三月三十一日止年度之經審核綜合業績連同去年之比較數字如下：

綜合收入報表

	附註	二零零五年 千港元	二零零四年 千港元
營業額	2	72,238	23,305
銷售成本		(41,618)	(2,423)
毛利		30,620	20,882
其他營運收入		244	839
投資收入	4	-	833
行政開支		(12,522)	(16,718)
其他營運開支	5	(63)	(22,907)
營運溢利(虧損)	6	18,279	(17,071)
銀行透支利息		-	(78)
出售附屬公司之收益		50	95
分佔聯營公司之業績		494	-
除稅前溢利(虧損)		18,823	(17,054)
稅項	7	(2,504)	-
少數股東權益前溢利(虧損)		16,319	(17,054)
少數股東權益		-	4,316
年度溢利(虧損)淨額		16,319	(12,738)
股息	8	-	-
每股盈利(虧損)－基本	9	0.44港仙	(0.40港仙)

附註：

1. 編製基準

財務報告乃根據歷史成本法，就投資物業及若干證券投資之重估作出修訂，並根據香港普遍採納之會計原則編製。

於二零零四年，香港會計師公會頒佈多項新訂或經修訂香港會計準則及香港財務報告準則(「香港財務報告準則」)(以下統稱「新訂香港財務報告準則」)，並於二零零五年一月一日或以後開展之會計期間生效，惟香港財務報告準則第3號「業務合併」除外。本集團並無於截至二零零五年三月三十一日止年度之財務報告內採納該等新訂香港財務報告準則。

香港財務報告準則第3號適用於協議日期為二零零五年一月一日或之後的業務合併。本集團並無訂立任何協議日期為二零零五年一月一日或之後的業務合併。因此，香港財務報告準則第3號對本集團截至二零零五年三月三十一日止年度並無任何影響。

本集團已考慮該等新訂香港財務報告準則之潛在影響，及其對本集團經營業績及財務狀況之編製及呈報方式之影響，有關詳情已載入將於稍後時間寄發予股東之年報內。

2. 營業額

營業額指年內之已收及應收貨品銷售、證券銷售、提供融資之利息收入及股息收入之淨額，並分析如下：

	二零零五年 千港元	二零零四年 千港元
貨品銷售	40,018	-
證券銷售	-	801
提供融資之利息收入	32,219	22,475
證券投資之股息收入－香港上市股份	1	29
	72,238	23,305

3. 按業務及地區分類資料

年內，本集團之業務由五個(二零零四年：四個)主要營運部分組

末期股息

本公司董事(「董事」)不建議派付本年度之末期股息。

全年業績

董事欣然報告，本集團截至二零零五年三月三十一日止年度之業績顯著改善。本集團溢利淨額達16,319,000港元，相對去年虧損12,738,000港元大有進步。每股盈利為0.44港仙。本集團業績得以改善，主要有賴本集團之融資及貿易業務有令人鼓舞的表現。

營運回顧

於回顧年度，本集團主要業務為融資、貿易、證券、物業及投資控股。本集團營業額主要來自利息收入和貿易收入，共達72,238,000港元，較去年之23,305,000港元增長約兩倍。

融資業務仍然為本集團營業額及營運溢利之穩定及主要來源。與去年比較，此部份業務收入增長約43%，至32,219,000港元(二零零四年：22,475,000港元)，而營運溢利則增加約37%至29,996,000港元(二零零四年：21,898,000港元)。本集團將繼續沿用其一貫之經營策略，在用作其他投資機遇之資源前，將手頭財務資源用作融資業務之資本。

本集團於年內展開貿易業務，現時主要經營電子產品貿易。於回顧年度，此部份業務貢獻收入40,018,000港元及營運溢利358,000港元。管理層現正探索經營其他商品貿易之商機，預計此項業務不久將來將更趨活躍。

年內本集團之證券及物業業務並不活躍。物業業務錄得營運虧損133,000港元，主要為本集團旗下投資物業之物業管理費用。有關物業現為空置。

本集團持有一家主要從事香港上市證券投資之聯營公司40%股權。年內聯營公司之表現理想，本集團分佔聯營公司之溢利達494,000港元，主要為證券持有收益。然而，獲本集團投資並持有22.5%股權之公司西安一枝刘制药有限公司(「西安一枝刘」)則表現欠佳。受中國內地市場同類藥品之劇烈競爭影響，年內西安一枝刘銷售額下跌約20%並因而錄得虧損。西安一枝刘近日已展開若干宣傳及廣告活動，冀望能奪回市場佔有率，成績迄今為止尚算滿意。於回顧年度，西安一枝刘並無分派任何股息。

財務回顧

流動資金、財務資源及資本架構

本集團於整個年度維持於充裕流動資金之狀況。於二零零五年三月三十一日，本集團之流動資產淨值達242,800,000港元(二零零四年：252,955,000港元)，其中銀行結餘及現金合共3,744,000港元(二零零四年：28,218,000港元)。本集團之銀行結餘較上一個結算日減少，主要由於用於本集團融資業務之資金增加所致。於二零零五年三月三十一日，本集團並無任何銀行借貸，因此，年結時之負債比率為零。

本集團於年結時並無重大資本承擔。計及手頭流動資產及備用銀行信貸額後，董事認為本集團具有充足財務資源應付持續營運所需。

本集團之資產組合主要透過股東資金融資。於二零零五年三月三十一日，本集團之股東資金達506,720,000港元(二零零四年：466,683,000港元)，相等於本公司每股綜合資產淨值約12.6港仙。股東資金增加，主要為本公司年內配售540,000,000股新股集資淨額23,718,000港元及取得溢利淨額16,319,000港元所致。

外幣管理

本集團之外幣交易主要以人民幣計賬。由於預期港元兌人民幣之匯率不會出現重大波動，故董事認為本集團所面對

	二零零五年 千港元	二零零四年 千港元
貨品銷售	40,018	-
證券銷售	-	801
提供融資之利息收入	32,219	22,475
證券投資之股息收入－香港上市股份	1	29
	72,238	23,305

3. 按業務及地區分類資料

年內，本集團之業務由五個(二零零四年：四個)主要營運部分組
成：貨品銷售、提供融資、證券買賣、物業持有及投資以及投資業務。

年內，本集團一間全資附屬公司恒盛東方國際貿易(集團)有限公司從事電子產品銷售業務，因而導致本年度呈列新的業務分類。

此等部分為本集團作為呈報其主要分類資料之基準。

此等業務之分類資料呈列如下：

業務分類

截至二零零五年三月三十一日止年度

	貨品銷售 千港元	提供融資 千港元	證券買賣 千港元	物業持有及投資 千港元	投資業務 千港元	綜合 千港元
分類收益	40,018	32,219	1	-	-	72,238
分類業績	358	29,996	(75)	(133)	(274)	29,872
未分配企業開支						(11,593)
營運溢利						18,279

截至二零零四年三月三十一日止年度

	提供融資 千港元	證券買賣 千港元	物業持有及投資 千港元	投資業務 千港元	綜合 千港元
分類收益	22,475	830	-	-	23,305
分類業績	21,898	(1,563)	(1,823)	(23,931)	(5,419)
未分配企業開支					(11,652)
營運虧損					(17,071)

地區分類

本集團之業務主要位於香港及中華人民共和國(香港除外，「中國」)。本集團90%以上之銷售乃於香港進行。因此，並無呈列按地區劃分之銷售分析。

4. 投資收入

	二零零五年 千港元	二零零四年 千港元
利息收入：		
銀行	-	634
其他	-	199
	-	833

5. 其他營運開支

	二零零五年 千港元	二零零四年 千港元
其他營運開支包括：		
無形資產之已確認減值虧損	-	11,321
投資證券之已確認減值虧損	-	11,000
其他投資之未變現虧損	63	-
就其他應收款項作出撥備	-	415

6. 營運溢利(虧損)

	二零零五年 千港元	二零零四年 千港元
營運溢利(虧損)已扣除：		
折舊	186	638

7. 稅項

	二零零五年 千港元	二零零四年 千港元
稅項支出包括：		
本公司及其附屬公司之香港利得稅	2,504	-

香港利得稅乃就本年度之估計應課稅溢利按稅率17.5%計算。

由於本公司及其附屬公司於截至二零零四年三月三十一日止年度概無任何應課稅溢利，故此該年度並無就香港利得稅作出撥備。

8. 股息

於兩個年度內，本公司概無派發或擬發股息。

9. 每股盈利(虧損)

本年度之每股基本盈利(虧損)乃按年度溢利淨額16,319,000港元(二零零四年：虧損12,738,000港元)及已發行普通股之加權平均數3,741,014,456股(二零零四年：3,186,028,417股)計算。

截至二零零五年三月三十一日止年度每股攤薄盈利未予呈報，此乃由於本公司尚未行使購股權之行使價高於股份平均市價。

由於行使本公司尚未行使之購股權將導致每股虧損減少，故並無呈列截至二零零四年三月三十一日止年度之每股攤薄虧損。

值約12.6港仙。股東資金增加，主要為本公司年內配售540,000,000股新股集資淨額23,718,000港元及取得溢利淨額16,319,000港元所致。

外幣管理

本集團之外幣交易主要以人民幣計賬。由於預期港元兌人民幣之匯率不會出現重大波動，故董事認為本集團所面對
之外匯風險不大。

資產抵押

於二零零五年三月三十一日，本集團並無資產抵押。

或然負債

於二零零五年三月三十一日，本集團並無重大或然負債。

僱員及薪酬政策

於二零零五年三月三十一日，本集團聘請十五名員工，其中包括本公司董事。於本年度，員工支出連同董事酬金合共6,562,000港元(二零零四年：6,591,000港元)。

本集團之薪酬政策乃按僱員之資歷、經驗、工作表現以及經參考市場基準後而釐定僱員薪酬。僱員薪酬一般每年檢討一次。薪酬待遇包括購股權之授予乃以推動個人表現及對本集團之貢獻為本旨。

業務前景

本集團成功轉虧為盈並錄得溢利淨額16,319,000港元。展望來年，管理層將繼續朝着其兩個目標進發，繼續提升本集團現有業務之盈利及增長能力，並探索能為本集團締造巨大價值之投資機會。本集團之重點將繼續放於尋找與中國大陸有關之投資機遇。近期，管理層已開始在製造、貿易及旅遊等範疇於中國內蒙古地區物色商機。鑒於本集團現有業務表現有所改善，加上中國經濟增長持續強勁，預期本集團策略定位於中國尋找新投資機會將因而受惠，故董事對本集團未來數年之表現甚為樂觀。

結算日後事項

於二零零五年六月十三日，本公司提呈多項有關合併、配售及認購本公司股份及配售附有權利可轉換為本公司股份之可換股票據之建議。於二零零五年六月二十日，本公司進一步提呈涉及更改本公司名稱為內蒙發展(控股)有限公司之建議。有關該等建議之詳情載於本公司於二零零五年七月四日刊發之通函，而所有上文之建議均須待本公司股東於二零零五年八月四日舉行之本公司股東特別大會上通過有關決議案後方告作實。基於本公司將於中國(尤以內蒙古地區為然)發掘投資契機，更改本公司名稱，乃為了更貼切地反映本公司之未來投資重點。

購買、出售或贖回本公司之上市證券

年內，本公司及其任何附屬公司概無購買、出售或贖回本公司之任何上市證券。

公司管治

本公司截至二零零五年三月三十一日止年度之經審核財務報告已經由審核委員會審閱，並在審核委員會推薦下於董事會正式批准。

董事認為，本公司於截至二零零五年三月三十一日止整個年度內，一直遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄14之最佳應用守則(「守則」)(於二零零五年一月一日之前有效)。守則已由企業管治常規守則(「新守則」)(於二零零五年一月一日或之後開始之會計期間生效)所取代。本公司已採取適當行動，以符合新守則之規定。

股東週年大會

本公司建議於二零零五年九月二十二日舉行股東週年大會。股東週年大會通告將於稍後時間刊登及寄發予股東。

於聯交所網站披露資料

本公司之二零零四／二零零五年度年報將於適當時候在聯交所網站上刊登，當中載列上市規則附錄16第45(1)至第45(3)段(於二零零四年三月三十一日前生效，並根據過渡性安排仍然適用於二零零四年七月一日之前開始之會計期間之業績公佈)規定之所有資料。

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零五年七月二十二日

於本公佈日期，本公司董事會包括三名執行董事鄺維添先生(董事總經理)、邱深笛女士及黎明偉先生；以及三名獨立非執行董事林炳昌先生、鄺啟成先生及勞明智先生。



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 279)

PLACING OF NEW CONSOLIDATED SHARES
PLACING OF CONVERTIBLE NOTES
SUBSCRIPTION OF NEW CONSOLIDATED SHARES
PROPOSED SHARE CONSOLIDATION
RESUMPTION OF TRADING

The First Placing

On 13th June, 2005, the Company entered into the First Placing Agreement with the Placing Agent, pursuant to which the Company has conditionally agreed to place, through the Placing Agent, the First Placing Shares to independent investors at a price of HK$0.54 per Consolidated Share. The First Placing is fully underwritten by the Placing Agent.

The 20,000,000 First Placing Shares (on the basis that they are equivalent to 400,000,000 Shares prior to the Share Consolidation becoming effective) represent approximately 9.95% of the existing issued share capital of the Company of 4,021,124,045 Shares and approximately 9.05% of the Company's issued share capital as enlarged by the First Placing.

The First Placing is conditional upon (i) the Share Consolidation becoming effective; (ii) the passing of the relevant resolution at the EGM by the Shareholders to approve the First Placing Agreement and the issue of the First Placing Shares pursuant to the First Placing Agreement; and (iii) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the First Placing Shares.

The First Placing is subject to termination on the occurrence of certain events, set out in greater detail below, at any time before completion of the First Placing Agreement.

The Second Placing

On 13th June, 2005, the Company entered into the Second Placing Agreement with the Placing Agent, pursuant to which the Company has conditionally agreed to place, through the Placing Agent, up to 40,000,000 Second Placing Shares to independent investors at a price of HK$0.54 per Consolidated Share, on a best efforts basis, during the Second Placing Period (or such other period as the parties may agree in writing).

Assuming all the 40,000,000 Second Placing Shares are fully placed, the 40,000,000 Second Placing Shares (on the basis that they are equivalent to 800,000,000 Shares prior to the Share Consolidation becoming effective) represent approximately 19.89% of the existing issued share capital of the Company of 4,021,124,045 Shares and approximately 16.59% of the Company's issued share capital as enlarged by the Second Placing.

The Second Placing is conditional upon (i) the Share Consolidation becoming effective; (ii) the passing of the relevant resolution at the EGM by the Shareholders to approve the Second Placing Agreement and the issue of the Second Placing Shares pursuant to the Second Placing Agreement; and (iii) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Second Placing Shares.

The Convertible Notes Placing

On 13th June, 2005, the Company entered into the Convertible Notes Placing Agreement with the Placing Agent, pursuant to which the Placing Agent will procure, on a best efforts basis, placees to subscribe by cash for the Convertible Notes up to the principal amount of HK$48,000,000, during the Convertible Notes Placing Period. Assuming all the HK$48,000,000 Convertible Notes under the Convertible Notes Placing are successfully placed by the Placing Agent, upon full conversion of the HK$48,000,000 Convertible Notes at the Initial Conversion Price, a total of 80,000,000 Conversion Shares (on the basis that they are equivalent to 1,600,000,000 Shares prior to the Share Consolidation becoming effective) will be issued, representing approximately 39.79% of the existing issued share capital of the Company of 4,021,124,045 Shares and approximately 28.46% of the Company's issued share capital as enlarged by the issue of the Conversion Shares at the Initial Conversion Price.

The Company has agreed that the Placing Agent may, at any time during the Convertible Notes Placing Period, procure subscribers for the Convertible Notes in up to eight separate tranches. The Convertible Notes Placing Agreement requires that the principal amount of the Convertible Notes comprised in each tranche must be HK$6,000,000 or more and the maximum aggregate principal amount of the Notes for all tranches must not exceed HK$48,000,000.

The issue of any of the first tranche of the Convertible Notes is conditional upon (i) the Share Consolidation becoming effective; (ii) the passing of the relevant resolution at the EGM by the Shareholders to approve the Convertible Notes Placing Agreement, the issue of the Convertible Notes and the issue of the Conversion Shares upon the conversion of the Convertible Notes.

In addition to the fulfilment of the Convertible Notes Conditions Precedent, completion of each tranche of Convertible Notes shall be conditional upon (i) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which the Company does not reasonably object) listing of and permission to deal in the Conversion Shares in respect of such tranche of Convertible Notes; and (ii) the Company not having received any objection from the Stock Exchange to the issue of such tranche of Convertible Notes. Further announcement will be made by the Company for the issue of each tranche of Convertible Notes.

The Subscription

The Company has entered into the conditional Subscription Agreement with the Subscriber, pursuant to which the Company agrees to issue and the Subscriber agrees to subscribe for the 35,000,000 Subscription Shares (or such smaller number of Consolidated Shares such that on completion of the Subscription Agreement, the aggregate shareholding of the Subscriber, its ultimate beneficial owners and its associates and parties acting in concert with it for the purposes of the Hong Kong Code on Takeovers and Mergers (if any) in respect of the Company is less than 30% of the total issued share capital of the Company) at a consideration of HK$0.58, subject to the conditions of the Subscription Agreement being fulfilled. The 35,000,000 Subscription Shares (on the basis that they are equivalent to 700,000,000 Shares prior to the Share Consolidation becoming effective) represents 17.41% of the existing issued share capital of the Company of 4,021,124,045 Shares and approximately 14.83% of the Company's issued share capital as enlarged by the issue of the Subscription Shares.

The Subscription Agreement is conditional upon (i) the Share Consolidation becoming effective; (ii) the passing of the relevant resolution at the EGM by the Independent Shareholders to approve the issue of the Subscription Shares pursuant to the Subscription Agreement; and (iii) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Subscription Shares.

The Subscriber is wholly owned by Ms. Yau Shum Tek, Cindy, a director and a substantial shareholder of the Company. Accordingly, the Subscription Agreement constitutes a connected transaction for the Company under rule 14A.13 and requires, pursuant to rule 14A.18 of the Listing Rules, the prior approval of the Independent Shareholders by poll at the EGM. Ms. Yau Shum Tek, Cindy, the Subscriber or any of their associates (as defined in the Listing Rules) will abstain from voting in any of the meeting of the Company in relation to the Subscription Agreement. An independent committee of the board of the Company will be set up to advise shareholders of the Company about the Subscription Agreement. Menlo Capital Limited, will be appointed the independent financial adviser to advise the independent committee of the board of the Company. Menlo Capital Limited and its ultimate beneficial owners are independent of the Company and are not Connected Persons of the Company.

Further Information in relation to the First Placing, the Second Placing, the Convertible Notes Placing and the Subscription

Assuming that all the Second Placing Shares and the Convertible Notes are fully placed and subscribed, the aggregate of the First Placing Shares, the Second Placing Shares, the Conversion Shares to be issued upon full conversion of the Convertible Notes at the Initial Conversion Price and the Subscription Shares represent 87.04% of the Company's existing issued share capital; 46.54% of the Company's issued share capital as enlarged by the issue of those shares after the Share Consolidation.

The First Placing, the Second Placing, the Convertible Notes Placing and the Subscription are not inter conditional.

The Share Consolidation and Change of Board Lot

The Company also intends to put forward for approval by the Shareholders at the EGM a resolution to approve the Share Consolidation pursuant to which every twenty (20) Shares in the issued and unissued ordinary share capital of the Company will be consolidated into one (1) Consolidated Share of HK$0.20. Upon the Share Consolidation becoming effective, the Company proposes that the board lot of the Consolidated Shares will be changed from 2,000 Shares to 4,000 Consolidated Shares.

General

A circular with details of the First Placing, the Second Placing, the Convertible Notes Placing, the Subscription, the Share Consolidation, a letter from the independent financial adviser and the notice of an extraordinary general meeting of the Company to consider and if thought fit approve some or all of the above proposals, will be sent to shareholders of the Company as soon as practicable.

Trading in the shares of the Company on the Stock Exchange was suspended at the request of the Company with effect from 9:30 on 6th June, 2005 pending the release of this announcement. The Company has applied to the Stock Exchange for a resumption of trading in its shares with effect from 9:30 a.m. on 14th June, 2005.

The Company has on 13th June, 2005 entered into the First Placing Agreement, the Second Placing Agreement, the Convertible Notes Placing Agreement and the Subscription Agreement. Further particulars of which are set out below. In addition, the Company proposes to effect the Share Consolidation and to change the board lot of the shares of the Company thereafter.

THE FIRST PLACING

The First Placing Agreement contains the terms set out below:

Parties: (1) The Company
(2) The Placing Agent

The First Placing Agreement: The Company has conditionally agreed to place, through the Placing Agent, 20,000,000 First Placing Shares in the share capital of the Company on a fully underwritten basis to independent investors at a price of HK$0.54 per First Placing Share.

Placing Agent: Uni-Alpha Securities Limited is the placing agent for the First Placing. The Placing Agent will receive a placement commission of 2.25% on the gross proceeds of the First Placing. To the best of the Director's knowledge, information and belief having made all reasonable enquiry, the Placing Agent and its ultimate beneficial owner are third parties independent of the Company and are not Connected Persons of the Company.

Placees: The First Placing Shares are to be placed to not less than six placees (which may be independent individuals, corporate and/or institutional investors) who are not Connected Persons of the Company. The Company expects that no placee will become a substantial shareholder as a result of the First Placing.

Placing Price: The First Placing Price is HK$0.54 per First Placing Share and on the basis that it is equivalent to HK$0.027 per Share, this price represents (i) a discount of approximately 6.9% to the closing price of HK$0.029 per Share quoted on the Stock Exchange on 3rd June, 2005, the trading day before the date of suspension of dealings in shares of the Company; (ii) a discount of approximately 8.78% to the average closing price per Share of approximately HK$0.0296 per Share as quoted on the Stock Exchange for the last ten trading days of the Shares ended on 3rd June, 2005. The net placing price per First Placing Share is approximately HK$0.52 per First Placing Share and is equivalent to approximately HK$0.026 per Share. The expenses of the First Placing will be borne by the Company.

The First Placing Price was agreed after arm's length negotiations.

Rights: The First Placing Shares will on issue rank equally with the Consolidated Shares.

Number of First Placing Shares: 20,000,000 new Consolidated Shares are to be placed (on the basis that they are equivalent to 400,000,000 Shares), representing approximately 9.95% of the existing issued share capital of the Company of 4,021,124,045 Shares and approximately 9.05% of the issued capital of the Company as enlarged by the First Placing Shares. The issue of First Placing Shares are fully underwritten by the Placing Agent.

Conditions Precedent: The First Placing is conditional upon:

(i) the Share Consolidation becoming effective;

(ii) the passing of the relevant resolution at the EGM by the Shareholders to approve the First Placing Agreement and the issue of the First Placing Shares pursuant to the First Placing Agreement; and

(iii) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the First Placing Shares.

The First Placing Agreement will lapse if the conditions set out above are not satisfied by 1st August, 2005 unless the parties agree otherwise in writing.

Force majeure: The First Placing is subject to termination on the occurrence of certain events at any time before 9:00 a.m. on the date of completion of the First Placing Agreement, including:

(a) any change in national, international, financial, exchange control, industrial, legal, regulatory, licensing, political, economic or market conditions in the People's Republic of China and Hong Kong which in reasonable opinion of the Placing Agent would be materially adverse to the business or trading and financial position of the Company and/or its subsidiaries taken as a whole or is or would be materially adverse in the context of the First Placing; or

(b) any breach of the warranties, representations and undertakings given by the Company in the First Placing Agreement and such breach is considered by the Placing Agent on reasonable grounds to be material in the context of the First Placing; or

(c) any material change (whether or not forming part of a series of changes) in market conditions in Hong Kong which in the reasonable opinion of the Placing Agent would materially and prejudicially affect the First Placing or makes it inadvisable or inexpedient for the First Placing to proceed; or

(d) the trading of the shares of the Company on the Stock Exchange has been suspended for more than five consecutive business days after 13th June, 2005 other than for the clearance of this announcement.

The directors of the Company are not aware of the occurrence of any of such events as at the date of this announcement.

Completion: The First Placing is to be completed on the third business day after satisfaction of the conditions. The First Placing Agreement will lapse if the Conditions are not satisfied by 1st August, 2005 unless the parties agree otherwise in writing. Accordingly, assuming that the conditions precedent of the First Placing are satisfied by 1st August, 2005, the First Placing is expected to be completed not later than 4th August, 2005.

Application will be made to the Stock Exchange for the listing of, and permission to deal in, the First Placing Shares.

THE SECOND PLACING

The Second Placing Agreement contains the terms set out below:

Parties: (1) The Company
(2) The Placing Agent

The Second Placing Agreement: The Company has conditionally agreed to place, through the Placing Agent, up to 40,000,000 Second Placing Shares in the share capital of the Company on a best efforts basis, during the Second Placing Period (or such other period as the parties may agree in writing), to independent investors at a price of HK$0.54 per Second Placing Share.

Placing Agent: The Placing Agent will receive a placement commission of 2.25% on the gross proceeds of Second Placing Shares placed under the Second Placing.

Placees: The Second Placing Shares are to be placed to not less than six placees (which may be independent individuals, corporate and/or institutional investors) who are not Connected Persons of the Company. The Company expects that no placee will become a substantial shareholder as a result of the Second Placing.

Placing Price: The Second Placing Price is HK$0.54 per Second Placing Share and on the basis that it is equivalent to HK$0.027 per Share, this price represents (i) a discount of approximately 6.9% to the closing price of HK$0.029 per Share quoted on the Stock Exchange on 3rd June, 2005, the trading day before the date of suspension of dealings in shares of the Company; (ii) a discount of approximately 8.78% to the average closing price per Share of approximately HK$0.0296 per Share as quoted on the Stock Exchange for the last ten trading days of the Shares ended on 3rd June, 2005. The net placing price per Second Placing Share is approximately HK$0.52 per Second Placing Share and is equivalent to approximately HK$0.026 per Share. The expenses of the Second Placing will be borne by the Company. This price was agreed after arm's length negotiations.

Rights: The Second Placing Shares will on issue rank equally with the Consolidated Shares.

Number of Placing Shares: Assuming that the 40,000,000 Second Placing Shares are fully placed (on the basis that they are equivalent to 800,000,000 existing Shares), they represent approximately 19.89% of the existing issued share capital of the Company of 4,021,124,045 Shares and approximately 16.59% of the issued capital of the Company as enlarged by the Second Placing Shares.

Conditions Precedent: The Second Placing is conditional upon:

(i) the Share Consolidation becoming effective;
(ii) the passing of the relevant resolution at the EGM by the Shareholders to approve the Second Placing Agreement and the issue of the Second Placing Shares pursuant to the Second Placing Agreement; and
(iii) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Second Placing Shares.

The Second Placing Agreement will lapse if the conditions set out above are not satisfied by the expiry of the Second Placing Period unless the parties agree otherwise in writing.

Completion: The Second Placing is to be completed on the third business day after satisfaction of the conditions. The Second Placing Agreement will lapse if the Conditions are not satisfied by the expiry of the Second Placing Period unless the parties agree otherwise in writing. Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Second Placing Shares.

THE CONVERTIBLE NOTES PLACING

The Convertible Notes Placing Agreement contains the terms set out below:

Issuer: The Company

The Convertible Notes Placing Agreement: On 13th June, 2005, the Company entered into the Convertible Notes Placing Agreement with the Placing Agent, pursuant to which the Placing Agent will procure, on a best efforts basis, placees to subscribe by cash for the Convertible Notes up to the principal amount of HK$48,000,000 during the Convertible Notes Placing Period.

The Company has agreed that the Placing Agent may, at any time during the Convertible Notes Placing Period, procure subscribers for the Convertible Notes in up to eight separate tranches. The Convertible Notes Placing Agreement requires that the principal amount of the Convertible Notes comprised in each tranche must be HK$6,000,000 or more and the maximum aggregate principal amount of the Notes for all tranches must not exceed HK$48,000,000.

Placing Agent: The Placing Agent will receive a placement commission of 2.25% on the gross proceeds of Convertible Notes placed under the Convertible Notes Placing.

Placees: The Placing Agent will use its reasonable endeavours to ensure that the Convertible Notes are to be placed to not less than six placees (which may be independent individuals, corporate and/or institutional investors) who are not Connected Persons of the Company for each tranche of Convertible Notes. If there are less than six subscribers for a tranche of Convertible Notes, the Company will comply with the applicable disclosure requirements of the Listing Rules.

Conversion Price: The initial conversion price of HK$0.6 per Conversion Shares (on the basis that it is equivalent to HK$0.03 per Share) was arrived at after arm's length negotiation between the Company and the Placing Agent represents (i) a premium of approximately 3.45% to the closing price of HK$0.029 per Share quoted on the Stock Exchange on 3rd June, 2005, the trading day before the date of suspension of dealings in shares of the Company; (ii) a premium of approximately 1.35% to the average closing price per Share of approximately HK$0.0296 per Share as quoted on the Stock Exchange for the last ten trading days of the Shares ended on 3rd June, 2005.

Convertible Notes Conditions Precedent: The issue of any of the first tranche of the Convertible Notes is conditional upon:

(i) the Share Consolidation becoming effective;
(ii) the passing of the relevant resolution at the EGM by the Shareholders to approve the Convertible Notes Placing Agreement, the issue of the Convertible Notes and the issue of the Conversion Shares upon the conversion of the Convertible Notes.

The Convertible Notes Placing Agreement will lapse if the conditions set out above are not satisfied by 1st August, 2005 unless the parties agree otherwise in writing.

Conditions for the issue of each tranche of Convertible Notes: In addition to the fulfilment of the Convertible Notes Conditions Precedent, completion of each tranche of Convertible Notes shall be conditional upon:

(i) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which the Company does not reasonably object) listing of and permission to deal in the Conversion Shares in respect of such tranche of Convertible Notes;
(ii) the Company not having received any objection from the Stock Exchange to the issue of such tranche of Convertible Notes.

If the conditions for a tranche of Convertible Notes set out above are not fulfilled within 14 days from the date of notification of the Placing Agent that the Placing Agent has procured subscribers for such tranche of Convertible Notes or such other date as the parties may agree in writing, then the obligations of parties in respect of the issue of such tranche of Convertible Notes will lapse. Each notification of the Placing Agent, once given, is irrevocable, unless agreed to by both parties in writing. Further announcement will be made by the Company for the issue of each tranche of Convertible Notes.

Conversion Shares: Assuming all the HK$48,000,000 Convertible Notes under the Convertible Notes Placing are successfully placed by the Placing Agent, upon full conversion of the HK$48,000,000 Convertible Notes at the Initial Conversion Price, a total of 80,000,000 Conversion Shares (on the basis that they are equivalent to 1,600,000,000 Shares prior to the Share Consolidation becoming effective) will be issued, representing approximately 39.79% of the existing issued share capital of the Company of 4,021,124,045 Shares and approximately 28.46% of the Company's issued share capital as enlarged by the issue of the Conversion Shares at the Initial Conversion Price.

PRINCIPAL TERMS OF THE CONVERTIBLE NOTES

The following describes certain of the principal terms of the Convertible Notes:

Aggregate principal amount of the Convertible Notes: Up to HK$48,000,000

Initial Conversion Price: HK$0.6 per Conversion Share, subject to adjustments in certain events, including, among other things, share consolidation, share subdivision, capitalisation issue, capital distribution and rights issue.

Interest rate: 2.5 percent per annum payable in accrual on a yearly basis

Maturity Date: The date immediately preceding the second anniversary of the date of issue of the respective tranche of Convertible Notes (the "Maturity Date"). On Maturity Date, all of the remaining outstanding Convertible Notes will be redeemed by the Company at a premium of 112% of the outstanding principle amount of the Convertible Notes.

Transferability: The Convertible Notes may only be transferred if the transfer is approved by the Company and in particular, the Convertible Notes may not be transferred to a connected person of the Company without the prior written consent of the Company.

Conversion Period: Subject to the issue of the Forced Conversion Notice (as described below), a holder of Convertible Notes shall have the right to convert the whole or any part (in denominations of HK$600,000 or integral multiples thereof) of the outstanding principal amount of its Convertible Notes at any time from the date of issue thereof at the Initial Conversion Price (subject to adjustments) up to (and excluding) the commencement of the 7 (seven) calendar days period ending on (and including) the Maturity Date. The conversion rights shall not in any event be exercisable at any time when the conversion price is less than the par value of the shares of the Company.

If the closing price per share of the Company on each of any three consecutive trading days on the Stock Exchange exceeds HK$1.00 (subject to adjustment for consolidation or sub-division), the Company may within 3 (three) Business Days following (and excluding) the last day of such three trading days in its sole discretion elect that the exercise of the conversion rights under the Convertible Notes then outstanding (if and to the extent not exercised) to be made within the 7 (seven) calendar days (or such long period of time as the Company may specify in the Forced Conversion Notice) immediately following the date of a notice given in writing by the Company to the holders of the Convertible Notes (the "Forced Conversion Notice"). If any of the holders of the Convertible Notes fails to exercise the conversion rights under the Convertible Notes then outstanding within that seven days period, then such conversion rights shall lapse at the end of that period and the Noteholder shall have no further conversion rights whatsoever.

Voting: A holder of the Convertible Notes will not be entitled to receive notice of, attend or vote at any meeting of the Company by reason only of it being a holder of the Convertible Notes.

Listing: No application will be made for the listing of the Convertible Notes on the Stock Exchange or any other stock exchange. An application will be made by the Company for the listing of, and permission to deal in, the Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Convertible Notes.

Ranking: The Conversion Shares to be issued as a result of the exercise of the conversion rights to the Convertible Notes will rank pari passu in all respects with all other Consolidated Shares outstanding at the date of conversion of the Convertible Notes.

SUBSCRIPTION AGREEMENT

The Subscription Agreement contains the terms described below:

Parties: (1) The Company
(2) The Subscriber

The Subscription Agreement: The Company has conditionally agreed to issue and the Subscriber has agreed to subscribe the Subscription Shares at a price of HK$0.58 per Subscription Share.

Subscription Price: The Subscription Price is HK$0.58 per Subscription Share (on the basis that it is equivalent to HK$0.029 per Share). This price was agreed after arm's length negotiations and represents (i) the closing price of HK$0.029 per Share quoted on the Stock Exchange on 3rd June, 2005, the trading day before the date of suspension of dealings in shares of the Company; (ii) a discount of approximately 2.03% to the average closing price per Share of approximately HK$0.0296 per Share as quoted on the Stock Exchange for the last ten trading days of the Shares ended on 3rd June, 2005.

Rights: The Subscription Shares will on issue rank equally with the Consolidated Shares.

Number of Subscription Shares: 35,000,000 new Consolidated Shares (or such smaller number of Consolidated Shares such that on completion of the Subscription Agreement, the aggregate shareholding of the Subscriber, its ultimate beneficial owners and its associates and parties acting in concert with it for the purposes of the Hong Kong Code on Takeovers and Mergers (if any) in respect of the Company is less than 30% of the total issued share capital of the Company) are to be issued (on the basis that they are equivalent to 700,000,000 Shares), representing approximately 17.41% of the existing issued share capital of the Company of 4,021,124,045 Shares and approximately 14.83% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares.

Condition: The Subscription is conditional upon:

(i) the Share Consolidation becoming effective;
(ii) the passing of the relevant resolution at the EGM by Independent Shareholders to approve the issue of the Subscription Shares pursuant to the Subscription Agreement; and
(iii) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Subscription Shares.

The Subscription Agreement will lapse if the conditions set out above are not satisfied by 1st August, 2005 unless the parties agree otherwise in writing.

Completion: The Subscription is to be completed on the third business day after satisfaction of the conditions. The Subscription Agreement will lapse if the conditions are not satisfied by 1st August, 2005 unless the parties agree otherwise in writing. Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares.

Connected Transaction: The Subscriber is wholly owned by Ms. Yau Shum Tek, Cindy, a director and a substantial shareholder of the Company, the Subscriber is therefore a Connected Person of the Company. The Subscription Agreement constitutes a connected transaction for the Company under rule 14A.13 and requires, pursuant to rule 14A.18 of the Listing Rules, the prior approval of the Independent Shareholders at the EGM by poll. Ms. Yau Shum Tek, Cindy, the Subscriber or any of their associates (as defined in the Listing Rules) will abstain from voting in any of the meeting of the Company in relation to the Subscription Agreement. An independent committee of the board of the Company will be set up to advise shareholders of the Company about the Subscription Agreement. Menlo Capital Limited, will be appointed the independent financial adviser to advise the independent committee of the board of the Company. Menlo Capital Limited is independent of the Company and the Connected Persons of the Company.

USE OF PROCEEDS

Set out below is a table showing the net proceeds from the First Placing, the Second Placing (assuming that all the 40,000,000 Second Placing Shares are fully placed), the Convertible Notes Placing (assuming that Convertible Notes are fully placed) and the Subscription:

	Maximum Net Proceeds (approximate)	Allocation of Net Proceeds Investment	Working Capital
First Placing	HK$10,400,000	HK$5,200,000	HK$5,200,000
Second Placing	HK$20,900,000	HK$10,450,000	HK$10,450,000
Convertible Notes Placing	HK$46,600,000	HK$23,300,000	HK$23,300,000
Subscription	HK$20,200,000	HK$10,100,000	HK$10,100,000
Total	HK$98,100,000	HK$49,050,000	HK$49,050,000

The estimate maximum net proceeds from the above transactions of HK$98,100,000 (after taking into account of the commission to be paid to the Placing Agent and other accrual expenses of approximately HK$2,600,000 in aggregate). The Company is seeking to expand in its investments in new projects as described below and is looking for further opportunities in the PRC for such expansion. Accordingly, the Company intends to utilize about half of the maximum net proceeds of an aggregate of approximately HK$49,050,000 for investments as described below if and when suitable opportunities arise and after the actual amount of net proceeds from the Second Placing and the Convertible Notes Placing could be ascertained. At the moment, the Company is preliminarily looking into investment opportunities in the manufacturing (including production of raw materials including metals), travel (including tourism operations) and trading (including trading of commodities such as metals and iron ores) sectors. However, the Company may also look at other industries if there are suitable opportunities. The remaining half of an aggregate of approximately HK$49,050,000 will be used as general working capital (taking into account that greater general working capital may be required by the Company resulting from the expansion plans of the Company). As at the date of this announcement, no particular investment targets have been identified by the Company. The investments referred to above, may or may not proceed. If no investments are identified by the Company, the Company will deposit the proceeds in interest bearing accounts as cash reserve until investment opportunities arise.

As far as the Company is aware, none of the Connected Persons of the Company have provided any loans to or guarantees in favour of the Company and the use of proceeds will not be used to repay or release any loans or guarantees.

REASONS FOR THE FIRST PLACING, THE SECOND PLACING, THE CONVERTIBLE NOTES PLACING AND THE SUBSCRIPTION

The Company is engaged in the business of provision of finance, trading of securities, property holding and investment and investment activities.

The Company needs to raise funds for its expansion. In view of the current market conditions, the directors of the Company consider that the First Placing, the Second Placing, the Convertible Notes Placing and the Subscription represent a good opportunity to raise further working capital for the Company. The First Placing, the Second Placing and the Convertible Notes Placing also enable the Company to broaden its shareholder and capital base. The additional funds will enable the Company to consider further expansion in project development opportunities. Although at present, the Company has no specific expansion or investment proposals, the Company continues to seek investment project opportunities. Should a suitable investment opportunity arise, the funding obtained could give the Company greater flexibility and improve its bargaining powers with respect to such investment.

The First Placing, the Second Placing, the Convertible Notes Placing and the Subscription are not inter conditional.

SHARE CONSOLIDATION

Share Consolidation: It is proposed that, subject to the conditions set out below, every twenty (20) Shares in the issued and unissued ordinary share capital of the Company will be consolidated into one (1) Consolidated Share of HK$0.20.

As at the date of this announcement, there were 4,021,124,045 Shares in issue. On the basis of such issued share capital only, there will be 201,056,202 Consolidated Shares in issue following the Share Consolidation (assuming that there are no changes in the share capital of the Company, from the date of this Announcement and up to the effective date of the Share Consolidation).

Conditions of the Share Consolidation: The Share Consolidation will be conditional upon:

(i) the passing at the EGM of an ordinary resolution approving the Share Consolidation;

(ii) the Listing Committee of the Stock Exchange granting listing of, and permission to deal, in the Consolidated Shares and the Consolidated Shares falling to be issued upon exercise of the rights attaching to the Share Options.

Reasons for the Share Consolidation: As the proposed Share Consolidation will increase the nominal value of the shares of the Company and it is expected that the trading price of the shares of the Company will also increase, the Directors consider that the proposed Share Consolidation will make the shares of the Company more attractive to investors and is beneficial to the Company for its future fund-raising activities. The trading costs of the Consolidated Shares of the Company will also be reduced as a result of the Share Consolidation.

The Share Consolidation will not in itself, alter the underlying assets, business, operations, management or financial position of the Company except for the payment of related expenses in connection with the Share Consolidation.

Odd Lots Arrangements: In order to alleviate the difficulties arising from the existence of odd lots of the Consolidated Shares, Uni-Alpha Securities Limited will be appointed by the Company to provide a matching service to those Shareholders who wish to acquire odd lots of Consolidated Shares to make up a full board lot, or to dispose of their holdings of odd lots of Consolidated Shares. Details of the odd lots arrangement will be stated in the circular to be issued by the Company.

Any fraction of Consolidated Shares that arises from the Share Consolidation will be aggregated and sold (if a premium, net of expenses, can be obtained) for the benefit of the Company.

The Consolidated Shares will rank pari passu in all respect with each other.

Board Lot Size: The board lot of the Consolidated Shares will be changed from 2,000 Shares to 4,000 Consolidated Shares. Based on the latest closing price of HK$0.029 per Share, the value of a board lot of Consolidated Share is HK$2,320.

Reasons for change of board lot size: The change of board lot also is proposed after taking into account of the dilution effects of the First Placing, the Second Placing, the Convertible Notes Placing and the Subscription.

EXPECTED TIMETABLE FOR THE SHARE CONSOLIDATION

The expected timetable (which may be subject to change) is set out below. If there are any changes to the timetable, a further announcement will be made by the Company.

	2005
Despatch of circular in respect of the EGM convened to approve the First Placing, the Second Placing, the Convertible Notes Placing, the Subscription and the Share Consolidation	28th June
Latest time for lodging forms of proxy for the EGM	10:00 a.m. on 13th July
EGM	10:00 a.m. on 15th July
Effective date of the Share Consolidation	18th July
Existing counter for trading in the Shares in board lots of 2,000 Shares closes	9:30 a.m. on 18th July
Temporary counter for trading in the Consolidated Shares in board lots of 100 Consolidated Shares (in the form of existing share certificates) opens	9:30 a.m. on 18th July
First day for free exchange of existing share certificates for new share certificates for the Consolidated Shares	18th July
First day of provision odd lot matching services	18th July
Existing counter for trading in the Consolidated Shares in board lots of 4,000 Consolidated Shares (in the form of new share certificates) reopens	9:30 a.m. on 1st August
Parallel trading in the Consolidated Shares (in the form of new share certificates and existing share certificates) commences	9:30 a.m. on 1st August
Temporary counter for trading in the Consolidated Shares in board lots of 100 Consolidated Shares (in the form of existing share certificates) closes	4:00 p.m. on 22nd August
Parallel trading in the Consolidated Shares (in the form of new share certificates and existing share certificates) ends	4:00 p.m. on 22nd August
Last day of provision of odd lot matching services	22nd August
Last day for free exchange of existing share certificates for new share certificates for the Consolidated Shares	4:00 p.m. on 29th August

Free Exchange of Certificates for Shares and Trading Arrangement: Subject to the Share Consolidation becoming effective, Shareholders may, during business hours from 18th July, 2005 to 29th August, 2005 (both dates inclusive), submit their existing red certificates for the Shares to the Company's branch registrar in Hong Kong, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, in exchange for new blue certificates for the Consolidated Shares (on the basis of every twenty (20) Shares for one (1) Consolidated Share) free of charge. Thereafter, existing share certificates for Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new certificate issued for the Consolidated Shares or each old share certificate submitted.

Dealings in the Shares represented by existing certificates will cease after 4:00 p.m. on 22nd August, 2005. Existing share certificates will only be valid for delivery and settlement in respect of dealings for the period up to 4:00 p.m. on 22nd August, 2005 and thereafter will not be acceptable for dealing purposes. However, existing certificates for Shares will continue to be evidence of title to the shares held in the Company on the basis of twenty (20) Shares for one (1) Consolidated Share.

Application for Listing: The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Placing Shares, the Consolidated Shares and the Consolidated Shares falling to be issued upon exercise of the Share Options.

EFFECT ON SHAREHOLDING STRUCTURE

The existing and enlarged shareholding structure of the Company immediately before and after the Share Consolidation, the issue of the First Placing Shares, the Second Placing Shares, the Subscription Shares and the issue of the Conversion Shares (assuming that the Second Placing Shares and the Convertible Notes were fully placed and full conversion of the Convertible Notes and that there are no other changes in the issued share capital of the Company) are set out below:

Name of Shareholders	No. of shares held at the date of this announcement	Percentage of the entire issued share capital of the Company at the date of this announcement	No. of shares held immediately before the First Placing, the Second Placing, the Subscription and the Convertible Notes Placing but after the Share Consolidation	Percentage of the entire issued share capital of the Company immediately before the First Placing, the Second Placing, the Subscription and the Convertible Notes Placing but after the Share Consolidation	No. of shares held immediately before the Second Placing, the Subscription and the Convertible Notes Placing but after the Share Consolidation and the First Placing	Percentage of the entire issued share capital of the Company immediately before the Second Placing, the Subscription and the Convertible Notes Placing but after the Share Consolidation and the First Placing	No. of shares held immediately before the Second Placing and the Convertible Notes Placing but after the Share Consolidation, the First Placing and the Subscription	Percentage of the entire issued share capital of the Company immediately before the Second Placing and the Convertible Notes Placing but after the Share Consolidation, the First Placing and the Subscription	No. of shares held immediately before the Convertible Notes Placing but after the Share Consolidation, the First Placing, the Subscription and the Second Placing	Percentage of the entire issued share capital of the Company immediately before the Convertible Notes Placing but after the Share Consolidation, the First Placing, the Subscription and the Second Placing	No. of shares held immediately after the Share Consolidation, the First Placing, the Subscription, the Second Placing and the Convertible Notes Placing	Percentage of the entire issued share capital of the Company immediately after the Share Consolidation, the First Placing, the Subscription, the Second Placing and the Convertible Notes Placing
Multiple Wealth International Limited (Note 1)	192,318,000	4.78%	9,615,900	4.78%	9,615,900	4.35%	9,615,900	3.75%	9,615,900	3.25%	9,615,900	2.56%
Pacific Rim Investment Management Limited (Note 1)	534,600,000	13.30%	26,730,000	13.30%	26,730,000	12.09%	26,730,000	10.44%	26,730,000	9.03%	26,730,000	7.11%
Goodnews Resources Limited (Note 2)	-	-	-	-	-	-	35,000,000	13.67%	35,000,000	11.82%	35,000,000	9.31%
Public	3,294,206,045	81.92%	164,710,302	81.92%	184,710,302	83.56%	184,710,302	72.14%	224,710,302	75.90%	304,710,302	81.02%

Note 1:

Ms. Yau Shum Tek, Cindy, an executive director of the Company, wholly owns and controls Red China Holdings Limited and Capital Sun Industries Limited. Capital Sun Industries Limited wholly owns Future Star Group Limited. Each of Red China Holdings Limited and Future Star Group Limited holds 50% of the issued share capital of Mainland Talent Developments Limited. Mainland Talent Developments Limited wholly owns Hastings Gold Limited which in turn wholly owns each of Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

Note 2:

Goodnews Resources Limited is a wholly-owned subsidiary of Greatdeal Investments Limited and Ms. Yau Shum Tek, Cindy wholly owns and controls Greatdeal Investments Limited and Goodnews Resources Limited.

Assuming that all the Second Placing Shares and the Convertible Notes are fully placed and subscribed, the aggregate of the First Placing Shares, the Second Placing Shares, the Conversion Shares to be issued upon full conversion of the Convertible Notes at the Initial Conversion Price and the Subscription Shares represent 46.54% of the Company's issued share capital as enlarged by the issue of those shares.

FUND RAISING ACTIVITY IN THE PAST 12 MONTHS

The Company has placed 300,000,000 new shares at HK$0.04 per Share, as referred to in the Company's announcement dated 7th January, 2005. The net proceeds of the placing was approximately HK$11.6 million. The proceeds were intended to be used and have been used for general working capital.

Save as mentioned above, the Company has not engaged in any fund raising activities in the past twelve months from the date of this announcement.

GENERAL

The directors of the Company consider the terms of the First Placing Agreement, Second Placing Agreement, Convertible Notes and Share Consolidation to be fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole. All the directors of the Company (save for the independent directors of the Company who will form their view after they have received the recommendation of the independent financial adviser to be appointed by the Company in connection with the Subscription) consider the terms of the Subscription Agreement to be fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

A circular with details of the First Placing, the Second Placing, the Convertible Notes Placing, the Subscription, the Share Consolidation, a letter from the independent financial adviser, the letter from the independent board committee of the Company in respect of the Subscription Agreement and the notice of the extraordinary general meeting will be sent to shareholders of the Company as soon as practicable. Resolutions to be proposed to approve each of the First Placing Agreement, the Second Placing Agreement, the Convertible Notes Placing Agreement, the Subscription Agreement, the Share Consolidation will be voted separately at the EGM.

Trading in the shares of the Company on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m on 6th June, 2005 pending the release of this announcement. The Company has applied to the Stock Exchange for a resumption of trading in its Shares with effect from 9:30 a.m. on 14th June, 2005.

DEFINITIONS

The following defined terms are used in this announcement:

"Company"	Hansom Eastern (Holdings) Limited
"Connected Person(s)"	has the meaning ascribed thereto in the Listing Rules
"Consolidated Share(s)"	share(s) of HK$0.20 each in the capital of the Company immediately following and arising from the Share Consolidation
"Convertible Notes"	convertible notes of up to an aggregate principal amount of HK$48,000,000 to be issued by the Company under the Convertible Notes Placing
"Convertible Notes Conditions Precedent"	the conditions precedent with respect to the issue of any of the first tranche of the Convertible Notes, the details of which are summarized in the paragraph headed "Convertible Notes Conditions Precedent"
"Convertible Notes Placing"	the placing of the Convertible Notes up to an aggregate principal amount of HK$48,000,000 by the Placing Agent pursuant to the Convertible Notes Placing Agreement
"Convertible Notes Placing Agreement"	the placing agreement dated 13th June, 2005 between the Company and the Placing Agent to place, on a best efforts basis, the Convertible Notes of up to the principal amount of HK$48,000,000
"Convertible Notes Placing Period"	the period between the date immediately following the date of satisfaction of the Convertible Notes Conditions Precedent and the 180th day following the date on which all of the Convertible Notes Conditions Precedent are satisfied (or such later date as the parties may agree), both dates inclusive
"Conversion Shares"	the Consolidated Shares to be issued by the Company as a result of the exercise of the conversion right attaching to the Convertible Notes
"Director(s)"	director(s) of the Company
"EGM"	the extraordinary general meeting of the Company to be convened to approve the First Placing, the Second Placing, the placing of the Convertible Notes, the Subscription and the Share Consolidation
"First Placing"	placing of the First Placing Shares pursuant to the First Placing Agreement
"First Placing Agreement"	the placing agreement dated 13th June, 2005 between the Company and the Placing Agent to place, on an underwritten basis, the First Placing Shares
"First Placing Price"	HK$0.54 per First Placing Share
"First Placing Shares"	20,000,000 new Consolidated Shares to be placed under the First Placing Agreement
"Group"	the Company and its subsidiaries
"Independent Shareholders"	Shareholders other than Ms. Yau Shum Tek, Cindy and her associates
"Initial Conversion Price"	the initial conversion price of HK$0.6 per Conversion Share (subject to adjustments)
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	People's Republic of China
"Placing Agent"	Uni-Alpha Securities Limited
"Second Placing"	placing of up to 40,000,000 Second Placing Shares pursuant to the Second Placing Agreement
"Second Placing Agreement"	the placing agreement dated 13th June, 2005 between the Company and the Placing Agent to place, on a best efforts basis, the Second Placing Shares
"Second Placing Period"	the 90 days period commencing on the first day on which Consolidated Shares (in the form of new share certificates) may be traded on the Stock Exchange or such other period as the parties may agree in writing
"Second Placing Price"	HK$0.54 per Second Placing Share
"Second Placing Shares"	up to 40,000,000 new Consolidated Shares to be placed under the Second Placing Agreement
"Share(s)"	ordinary shares of HK$0.01 each in the issued share capital of the Company
"Shareholders"	the holders of the shares of the Company
"Share Consolidation"	the consolidation of every twenty (20) Shares into one (1) Consolidated Share
"Share Options"	the issued and outstanding share options of the Company issued pursuant to the share option scheme of the Company approved at the extraordinary general meeting held on 23rd August, 2002
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscriber"	Goodnews Resources Limited, a substantial shareholder of the Company
"Subscription Agreement"	the subscription agreement dated 13th June, 2005 between the Subscriber and the Company in relation to the subscription of the Subscription Shares
"Subscription Shares"	35,000,000 Consolidated Shares (or such smaller number of Consolidated Shares such that on completion of the Subscription Agreement, the aggregate shareholding of the Subscriber, its ultimate beneficial owners and its associates and parties acting in concert with it for the purposes of the Hong Kong Code on Takeovers and Mergers (if any) in respect of the Company is less than 30% of the total issued share capital of the Company), to be issued by the Company to the Subscriber pursuant to the Subscription Agreement

As at the date of this announcement, the directors of the Company are:

Executive Directors
Mr. Kwong Wai Tim, William *(Managing Director)*
Ms. Yau Shum Tek, Cindy
Mr. Lai Ming Wai

Independent Non-executive Directors
Mr. Lam Ping Cheung
Mr. Kwong Kai Sing, Benny
Mr. Lo Ming Chi, Charles

By Order of the Board
Hansom Eastern (Holdings) Limited
Lai Ming Wai
Executive Director

Hong Kong, 13th June, 2005



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

(股份代號：279)

配售新合併股份
配售可換股票據
認購新合併股份
建議股份合併
恢復股份買賣

首項配售

於二零零五年六月十三日，本公司與配售代理訂立首項配售協議，據此，本公司已有條件同意經配售代理按每股合併股份0.54港元之價格配售首項配售股份予獨立投資者。首項配售由配售代理全面包銷。

20,000,000股首項配售股份(按於股份合併生效前相當於400,000,000股股份所計算)，佔本公司現有已發行股本(即4,021,124,045股股份)約9.95%，另佔本公司經首項配售所擴大之已發行股本約9.05%。

首項配售須待(i)股份合併生效；(ii)股東於股東特別大會上通過有關批准首項配售協議及根據首項配售協議發行首項配售股份之決議案；及(iii)聯交所上市委員會批准首項配售股份上市及買賣後方始有效。

首項配售於首項配售協議完成前任何時間，可因發生若干事故(詳情見下文)而予以終止。

次項配售

於二零零五年六月十三日，本公司與配售代理訂立次項配售協議，據此，本公司已有條件同意於次項配售期內(或訂約各方可書面協定之其他期間)，經配售代理按每股合併股份0.54港元之價格，以盡力基準配售最多40,000,000股次項配售股份予獨立投資者。

假設全部40,000,000股次項配售股份獲悉數配售，則40,000,000股次項配售股份(按於股份合併生效前相當於800,000,000股股份所計算)佔本公司現有已發行股本(即4,021,124,045股股份)約19.89%，另佔本公司經次項配售所擴大之已發行股本約16.59%。

次項配售須待(i)股份合併生效；(ii)股東於股東特別大會上通過有關批准次項配售協議及根據次項配售協議發行次項配售股份之決議案；及(iii)聯交所上市委員會批准次項配售股份上市及買賣後方始有效。

可換股票據配售

於二零零五年六月十三日，本公司與配售代理訂立可換股票據配售協議，據此，配售代理將於可換股票據配售期內，按盡力基準促使承配人以現金認購本金額最高達48,000,000港元之可換股票據。假設配售代理成功配售可換股票據配售下全數48,000,000港元之可換股票據，則合於48,000,000港元之可換股票據按初步換股價獲悉數轉換後發行合共80,000,000股換股股份(按該批股份於股份合併生效前相當於1,600,000,000股股份所計算)佔本公司現有已發行股本(即4,021,124,045股股份)約39.79%，另佔本公司因按初步換股價發行換股股份而經擴大之已發行股本約28.46%。

本公司已同意配售代理可於可換股票據配售期內隨時促使認購人最多分八批認購可換股票據。可換股票據配售協議規定各批可換股票據所包含之本金額必須為6,000,000港元或以上，而全部票據之最高本金總額不得超過48,000,000港元。

發行任何首批可換股票據須待(i)股份合併生效；及(ii)股東於股東特別大會上通過有關批准可換股票據配售協議、發行可換股票據及於可換股票據獲轉換後發行換股股份之決議案後方始有效。

除須達成可換股票據先決條件外，各批可換股票據須待(i)聯交所上市委員會批准(不論是無條件或僅須達成本公司在合理情況下不反對之條件)該批可換股票據所涉及之換股股份上市及買賣；及(ii)本公司並無接獲聯交所就發行該批可換股票據作出之反對後方始有效。本公司會就各批可換股票據之發行另行作出公佈。

認購

本公司與認購人訂立有條件認購協議，據此，在達成認購協議條件之規限下，本公司同意發行而認購人同意認購35,000,000股認購股份(或較小數目之合併股份，據此，於認購協議完成時，認購人、其最終實益擁有人及其聯繫人士以及香港公司收購及合併守則所指之一致行動人士(如有)於本公司之總持股量少於本公司已發行股本總額30%)，代價為0.58港元。35,000,000股認購股份(按於股份合併生效前相當於700,000,000股股份所計算)，佔本公司現有已發行股本(即4,021,124,045股股份)之17.41%，另佔本公司經發行認購股份所擴大之已發行股本約14.83%。

認購協議須待(i)股份合併生效；(ii)獨立股東於股東特別大會上通過有關批准根據認購協議發行認購股份之決議案；及(iii)聯交所上市委員會批准認購股份上市及買賣後方始有效。

認購人由本公司董事兼主要股東邱深笛女士全資擁有。因此，根據上市規則第14A.13條，認購協議構成本公司之關連交易，而遵照上市規則第14A.18條之規定，認購協議須於股東特別大會上經獨立股東以點票投票方式事先批准。邱深笛女士、認購人或彼等之任何聯繫人士(定義見上市規則)將於本公司任何大會上放棄就認購協議投票。本公司獨立董事委員會即將成立，以就認購協議向本公司股東提出意見。文略融資有限公司將獲委任為本公司獨立董事委員會之獨立財務顧問，以向本公司獨立董事委員會提出意見。文略融資有限公司及其最終實益擁有人皆獨立於本公司，且並非本公司關連人士。

有關首項配售、次項配售、可換股票據配售及認購之其他資料

假設所有次項配售股份及可換股票據已獲悉數配售及認購，則首項配售股份、次項配售股份、因按初步換股價悉數轉換可換股票據而將予發行之換股股份及認購股份合共佔本公司現有已發行股本87.04%及佔經發行該等股份所擴大之已發行股本46.54%(於股份合併後)。

首項配售、次項配售、可換股票據配售及認購並非互為附帶條件。

股份合併及更改每手買賣單位

本公司亦擬於股東特別大會上提呈一項決議案，以讓股東批准股份合併，據此將本公司已發行及未發行普通股本中每二十(20)股股份合併為一(1)股每股面值0.20港元之合併股份。待股份合併生效後，本公司建議將合併股份之每手買賣單位由2,000股股份更改為4,000股合併股份。

一般事項

本公司將於實際可行情況下盡快向其股東寄發一份通函，當中載有首項配售、次項配售、可換股票據配售、認購、股份合併、獨立財務顧問函件之詳情，並隨附本公司為考慮及酌情批准上述部份或全部建議而召開股東特別大會之通告。

應本公司之要求，本公司股份於二零零五年六月六日上午九時三十分起暫停在聯交所買賣，以待發出本公佈。本公司已向聯交所申請批准由二零零五年六月十四日上午九時三十分起恢復其股份之買賣。

本公司已於二零零五年六月十三日訂立首項配售協議、次項配售協議、可換股票據配售協議及認購協議，進一步詳情載於下文。此外，本公司建議實行股份合併及隨後更改本公司股份之每手買賣單位。

首項配售

首項配售協議載有如下條款：

訂約方：
(1) 本公司
(2) 配售代理

首項配售協議：本公司已有條件同意經配售代理按每股首項配售股份0.54港元之價格，以全面包銷基準配售本公司股本中20,000,000股首項配售股份予獨立投資者。

配售代理：裕豐證券有限公司為首項配售之配售代理。配售代理將從首項配售所得款項總額中收取2.25%作為配售佣金。據董事在作出一切合理查詢後所知、所悉及所信，配售代理及其最終實益擁有人均為獨立於本公司之第三者，且並非本公司關連人士。

承配人：首項配售股份乃配售予不少於六名承配人(可為獨立個人、公司及／或機構投資者)，而彼等皆並非本公司關連人士。本公司預期概無承配人將因首項配售而成為主要股東。

發行各批可換股票據之條件：除須達成可換股票據先決條件外，各批可換股票據須待下列條件達成後方告完成：

(i) 聯交所上市委員會批准(不論是無條件或僅須達成本公司在合理情況下不反對之條件)該批可換股票據所涉及之換股股份上市及買賣；及

(ii) 本公司並無接獲聯交所就發行該批可換股票據作出之反對。

倘若上述任何一批可換股票據未能於配售代理就促使認購人認購該批可換股票據而發出通知之日(或各訂約方可能以書面協定之其他日期)起計14日內達成，則各訂約方就發行該批可換股票據所涉及之責任將告失效。配售代理發出之各項通知一旦發出即概不可撤回，除非經雙方書面同意。本公司會就各批可換股票據之發行另行作出公佈。

換股股份：假設配售代理成功配售可換股票據配售下全數48,000,000港元之可換股票據，則合於48,000,000港元之可換股票據按初步換股價獲悉數轉換後發行合共80,000,000股換股股份(按該批股份於股份合併生效前相當於1,600,000,000股股份所計算)，佔本公司現有已發行股本(即4,021,124,045股股份)約39.79%，另佔本公司因按初步換股價發行換股股份而經擴大之已發行股本約28.46%。

可換股票據之主要條款

配售價：首項配售價為每股首項配售股份0.54港元(按首項配售價相當於每股股份0.027港元所計算)，較(i)於二零零五年六月三日(本公司股份暫停買賣前之交易日)在聯交所所報每股股份收市價0.029港元折讓約6.9%；及(ii)截至二零零五年六月三日止最後十個交易日在聯交所所報每股股份平均收市價約0.0296港元折讓約8.78%。每股首項配售股份之淨配售價約為0.52港元，並相當於每股股份約0.026港元。首項配售之開支將由本公司支付。

首項配售價乃按公平原則磋商後釐定。

權利：首項配售股份於發行時將與合併股份享有同等地位。

首項配售股份數目：將予配售20,000,000股新合併股份(按該批股份相當於400,000,000股股份所計算)，佔本公司現有已發行股本(即4,021,124,045股股份)約9.95%，另佔本公司經首項配售股份所擴大之已發行股本約9.05%。所發行之首項配售股份由配售代理全面包銷。

先決條件：首項配售須待下列條件達成後方始有效：

(i) 股份合併生效；

(ii) 股東於股東特別大會上通過有關批准首項配售協議及根據首項配售協議發行首項配售股份之決議案；及

(iii) 聯交所上市委員會批准首項配售股份上市及買賣。

除非各訂約方以書面同意，否則上述條件如未能於二零零五年八月一日前達成，首項配售協議將告失效。

不可抗力事件：倘於首項配售協議完成當日上午九時正前任何時間發生若干事故，則首項配售即告停止，事故包括：

(a) 中華人民共和國及香港在國家、國際、金融、外匯管制、工業、法律、監管、發牌、政治、經濟或市況等方面有任何變動，而按配售代理合理意見認為將對本公司及／或其附屬公司整體業務、營業及財務狀況構成重大不利影響，或對或將對首項配售構成重大不利影響；或

(b) 本公司於首項配售協議中作出之任何保證、聲明及承諾有任何違反，而按配售代理合理意見認為，該項違反對首項配售有重大影響；或

(c) 香港市場狀況出現任何重大變動(不論是否構成一系列變動之部分)，而按配售代理合理意見認為，此將對首項配售構成重大及不利之影響或導致進行首項配售為不宜或不明智；或

(d) 除基於本公佈未獲批准外，本公司股份於聯交所之買賣於二零零五年六月十三日後連續暫停超過五個營業日。

截至本公佈日期，本公司董事並不察覺任何以上事故發生。

完成：首項配售將於各項條件達成後第三個營業日完成。除非各訂約方書面同意，否則條件如未能於二零零五年八月一日前達成，首項配售協議將告失效。因此，假設首項配售之先決條件於二零零五年八月一日達成，則預期首項配售將不遲於二零零五年八月四日完成。

本公司將向聯交所申請批准首項配售股份上市及買賣。

次項配售

次項配售協議載有如下條款：

各訂約方：(1) 本公司

(2) 配售代理

次項配售協議：本公司已有條件同意於次項配售期內(或訂約各方可書面協定之其他期間)，經配售代理按每股次項配售股份0.54港元之價格，以盡力基準配售本公司股本中最多40,000,000股次項配售股份予獨立投資者。

配售代理：配售代理將就次項配售下配售之次項配售股份所得之款項總額中收取2.25%作為配售佣金。

承配人：次項配售股份乃配售予不少於六名承配人(可為獨立個人、公司及／或機構投資者)，彼等皆並非本公司關連人士。本公司預期概無承配人將因次項配售而成為主要股東。

配售價：次項配售價為每股次項配售股份0.54港元(按此配售價相當於每股股份0.027港元所計算)，較(i)於二零零五年六月三日(本公司股份暫停買賣前之交易日)在聯交所所報每股股份收市價0.029港元折讓約6.9%；及(ii)截至二零零五年六月三日止最後十個交易日在聯交所所報每股股份平均收市價約0.0296港元折讓約8.78%。每股次項配售股份之淨配售價約為0.52港元，並相當於每股股份約0.026港元。次項配售之開支將由本公司支付。此價格乃按公平原則磋商後釐定。

權利：次項配售股份於發行時將與合併股份享有同等地位。

次項配售股份數目：假設40,000,000股次項配售股份獲悉數配售(按該批股份相當於800,000,000股現有股份所計算)，則該批股份佔本公司現有已發行股本(即4,021,124,045股股份)約19.89%，另佔本公司經次項配售股份所擴大之已發行股本約16.59%。

先決條件：次項配售須待下列條件達成後方始有效：

(i) 股份合併生效；

(ii) 股東於股東特別大會上通過有關批准次項配售協議及根據次項配售協議發行次項配售股份之決議案；及

(iii) 聯交所上市委員會批准次項配售股份上市及買賣。

除非各訂約方以書面同意，否則上述條件如未能於次項配售期屆滿前達成，次項配售協議將告失效。

完成：次項配售將於各項條件達成後第三個營業日完成。除非各訂約方書面同意，否則條件如未能於次項配售期屆滿前達成，次項配售協議將告失效。本公司將向聯交所申請批准次項配售股份上市及買賣。

可換股票據配售

可換股票據配售協議載有如下條款：

發行人：本公司

可換股票據配售協議：於二零零五年六月十三日，本公司與配售代理訂立可換股票據配售協議，據此，配售代理將於可換股票據配售期內，按盡力基準促使承配人以現金認購本金額最高達48,000,000港元之可換股票據。

本公司已同意配售代理可於可換股票據配售期內隨時促使認購人最多分八批認購可換股票據。可換股票據配售協議規定各批可換股票據所包含之本金額必須為6,000,000港元或以上，而全部票據之最高本金總額不得超過48,000,000港元。

配售代理：配售代理將就可換股票據配售下配售之可換股票據所得之款項總額中收取2.25%作為配售佣金。

承配人：配售代理將在合理情況下竭盡所能確保各批可換股票據乃配售予不少於六名承配人(可為獨立個人、公司及／或機構投資者)，而承配人皆並非本公司關連人士。倘若任何一批可換股票據之認購人少於六名，則本公司將須遵守上市規則下之適用披露規定。

換股價：初步換股價為每股換股股份0.6港元(按此價格相當於每股股份0.03港元所計算)，由本公司與配售代理按公平原則磋商後達致，較(i)於二零零五年六月三日(本公司股份暫停買賣前之交易日)在聯交所所報每股股份收市價0.029港元溢價約3.45%；及(ii)截至二零零五年六月三日止最後十個交易日在聯交所所報每股股份平均收市價約0.0296港元溢價約1.35%。

可換股票據先決條件：發行任何首批可換股票據須待下列先決條件達成後方始有效：

(i) 股份合併生效；及

(ii) 股東於股東特別大會上通過有關批准可換股票據配售協議、發行可換股票據及於可換股票據獲轉換後發行換股股份之決議案。

除非各訂約方以書面同意，否則上述條件如未能於二零零五年八月一日前達成，可換股票據配售協議將告失效。

可換股票據本金總額：最高達48,000,000港元。

初步換股價：每股換股股份0.6港元，可在若干情況下予以調整。該等情況包括(其中涉及)股份合併、拆細股份、資本化發行、股本分派及供股。

利率：年息2.5厘，乃按年於期後支付。

到期日：緊接各批可換股票據發行日期滿兩年前之日(「到期日」)。於到期日，所有尚餘之未轉換可換股票據將由本公司按可換股票據尚餘本金額之112%溢價贖回。

轉讓性：可換股票據僅可在本公司批准轉讓之前提下予以轉讓，尤為重要者，可換股票據不可在未經本公司事前以書面同意之情況下轉讓予本公司關連人士。

換股期：在發出強制轉換通知書(見下文所述)之規限下，可換股票據持有人有權於可換股票據發行日起直至(但不包括)到期日(包括該日)為止前七(7)個營日之期間開始時，隨時按初步換股價(可予調整)轉換其可換股票據尚餘本金額之全部或部分(以600,000港元或其完整倍數計算)。在任何情況下，換股權概不得在換股價低於本公司股份面值時行使。

倘於任何三個連續交易日本公司股份在聯交所之每股收市價均超過1.00港元(可視乎合併或拆細而調整)，本公司可隨後於該三個交易日最後一日(不包括該日)後三(3)個營業日內全權決定，當時尚餘之可換股票據(如尚未行使及以此為限)之換股權，必須在緊隨本公司向可換股票據持有人發出書面通知(「強制轉換通知書」)當日後七(7)個營日內(或本公司可於強制轉換通知書註明之較長期間)行使。若任何可換股票據持有人未有在該七日期間行使該等尚餘可換股票據之換股權，有關換股權將於該期間結束時失效，而票據持有人將概無任何進一步換股權。

投票權：可換股票據持有人將無權僅因其作為可換股票據持有人之身份而獲發可出席本公司任何大會或於會上投票之通告。

上市：本公司不會在聯交所或任何其他證券交易所申請將可換股票據上市。本公司將申請批准因可換股票據所附換股權獲行使而將予發行之換股股份上市及買賣。

地位：因可換股票據所附換股權獲行使而將予發行之換股股份將在各方面與可換股票據轉換日期已發行之所有其他合併股份享有同等地位。

認購協議

認購協議載有如下條款：

各訂約方：(1) 本公司

(2) 認購人

認購協議：本公司已有條件同意按每股認購股份0.58港元之價格發行認購股份，而認購人亦已有條件同意按相同價格對認購股份作出認購。

認購價：認購價為每股認購股份0.58港元(按認購價相當於每股股份0.029港元所計算)，此價格乃按公平原則磋商後釐定，(i)相等於二零零五年六月三日(本公司股份暫停買賣前之交易日)在聯交所所報每股股份收市價0.029港元及(ii)較截至二零零五年六月三日止最後十個交易日在聯交所所報每股股份平均收市價約0.0296港元折讓約2.03%。

權利：認購股份將與合併股份享有同等地位。

認購股份數目：將予發行35,000,000股新合併股份(或較小數目之合併股份，據此，於認購協議完成時，認購人、其最終實益擁有人及其聯繫人士以及香港公司收購及合併守則所指之一致行動人士(如有)於本公司之總持股量少於本公司已發行股本總額30%)(按該批股份相當於700,000,000股股份所計算)，佔本公司現有已發行股本(即4,021,124,045股股份)約17.41%，另佔本公司經發行認購股份所擴大之已發行股本約14.83%。

條件：認購須待下列條件達成後方始有效：

(i) 股份合併生效；

(ii) 獨立股東於股東特別大會上通過有關批准根據認購協議發行認購股份之決議案；及

(iii) 聯交所上市委員會批准認購股份上市及買賣。

除非各訂約方以書面同意，否則上述條件如未能於二零零五年八月一日前達成，認購協議將告失效。

完成：認購將於各項條件達成後第三個營業日完成。除非各訂約方書面同意，否則條件如未能於二零零五年八月一日前達成，認購協議將告失效。本公司將向聯交所申請批准認購股份上市及買賣。

關連交易：認購人由本公司董事兼主要股東邱深笛女士全資擁有，因此認購人為本公司關連人士。根據上市規則第14A.13條，認購協議構成本公司之關連交易，而遵照上市規則第14A.18條之規定，認購協議須於股東特別大會上經獨立股東以點票表決方式事先批准。邱深笛女士、認購人或彼等之任何聯繫人士(定義見上市規則)將於本公司任何大會上放棄就認購協議投票。本公司獨立董事委員會即將成立，以就認購協議向本公司股東提出意見。文略融資有限公司將獲委任為獨立財務顧問，以向本公司獨立董事委員會提出意見。文略融資有限公司及其最終實益擁有人皆獨立於本公司，且並非本公司關連人士。

所得款項用途

下表列示首項配售、次項配售(假設全部40,000,000股次項配售股份已獲悉數配售)、可換股票據配售(假設可換股票據已獲悉數配售)及認購之所得款項淨額：

	最高所得款項淨額(約數)	所得款項淨額之分配 投資金額	營運資金
首項配售	10,400,000港元	5,200,000港元	5,200,000港元
次項配售	20,900,000港元	10,450,000港元	10,450,000港元
可換股票據配售	46,600,000港元	23,300,000港元	23,300,000港元
認購	20,200,000港元	10,100,000港元	10,100,000港元
總額	98,100,000港元	49,050,000港元	49,050,000港元

估計上述交易之最高所得款項淨額為98,100,000港元(已計入將支付予配售代理之佣金及其他應計開支合共約2,600,000港元)。本公司正嘗試擴展其於新項目之投資(見下文所述)，並正在中國物色更多擴展有關投資之商機。據此，本公司擬動用其中約一半最高所得款項淨額共49,050,000港元，於合適機會出現時及可確定次項配售及可換股票據配售之實際所得款項淨額後撥作投資用途。目前本公司正初步探索製造業(包括金屬等原料生產)、旅遊(包括旅行團業務)及貿易業務(包括金屬及鐵礦砂等商品貿易)之商機。然而，假如發現有合適商機，本公司亦可能考慮其他行業。餘下一半合共約49,050,000港元款項會撥作一般營運資金(因考慮到本公司擴張計劃可能令致本公司有較大之一般營運資金需要)。於本公佈日期，本公司並無物色到特定之投資目標。上述投資不一定會進行。倘若本公司並無物色到任何投資項目，本公司會將所得款項存於計息賬戶作為現金儲備，直至投資機會出現為止。

據本公司所知，概無本公司之關連人士向本公司提供任何貸款或為本公司作出擔保，所得款項不會用於償還貸款或解除擔保之用途。

進行首項配售、次項配售、可換股票據配售及認購之原因

本公司之主要業務為提供融資、證券交易、物業控股及投資，以及投資活動。

本公司需要集資以作擴展之資金。有見於目前市況，本公司董事認為首項配售、次項配售、可換股票據配售及認購可為本公司提供進一步籌集營運資金之良機。首項配售、次項配售及可換股票據配售亦可讓本公司擴展股東及資本基礎。額外資金將使本公司可考慮作進一步擴充項目發展之計劃。儘管本公司現時並無具體之擴充或投資計劃，惟本公司會繼續探索投資項目之商機。倘出現合適之投資機會，則所取得之資金可令本公司更具靈活性，並可提高本公司於有關投資中之議價能力。

首項配售、次項配售、可換股票據配售及認購並非互為附帶條件。

股份合併

股份合併： 在下文所載之條件規限下，現建議將本公司已發行及未發行普通股本中每二十(20)股股份合併為一(1)股每股面值0.20港元之合併股份。

截至本公佈日期有4,021,124,045股已發行股份。僅按該已發行股本計算，股份合併後將有201,056,202股已發行合併股份（假設由本公佈日期起至股份合併生效日期止期間本公司股本並無變動）。

股份合併之條件： 股份合併須待下列條件達成後方始有效：

(i) 於股東特別大會上通過批准股份合併之普通決議案；及

(ii) 聯交所上市委員會批准合併股份及因購股權所附權利獲行使後須予發行的合併股份上市及買賣。

進行股份合併之原因： 由於建議股份合併將增加本公司股份之面值，並預計本公司股份之成交價亦會提高，故董事認為建議股份合併將可引起投資者對本公司股份之興趣，並且有利於本公司日後進行集資活動。本公司合併股份之交易成本亦會因股份合併而下調。

本公司之相關資產、業務、營運、管理或財務狀況不會因股份合併本身而改變，惟本公司須支付股份合併所涉及之相關費用。

碎股安排： 為了減輕零碎合併股份所產生之問題，本公司將委任裕豐證券有限公司，為該等希望購入零碎合併股份以補足為一手完整買賣單位或出售彼等所持零碎合併股份之股東提供對盤服務。有關碎股安排之詳情將列述於本公司即將刊發之通函內。

因股份合併而產生之任何零碎合併股份將予彙集並出售（如扣除開支後取得溢價），而利益撥歸本公司所有。

合併股份各自在所有方面享有同等地位。

每手買賣單位： 合併股份之每手買賣單位將由2,000股股份更改為4,000股合併股份。根據最新每股股份收市價0.029港元計算，每手合併股份價值為2,320港元。

更改每手買賣單位之原因： 更改每手買賣單位之建議乃考慮到首項配售、次項配售、可換股票據配售及認購之饋薦效應後提出。

股份合併之預期時間表

預期時間表（可予修訂）載述如下。倘若時間表有任何改動，本公司將另行再作公佈。

	二零零五年
寄發有關召開股東特別大會以批准首項配售、次項配售、可換股票據配售、認購及股份合併之通函	六月二十八日
遞交股東特別大會代表委任表格之最後時限	七月十三日上午十時正
股東特別大會	七月十五日上午十時正
股份合併之生效日期	七月十八日
關閉以每手2,000股股份為買賣單位買賣股份之現有櫃位	七月十八日上午九時三十分
開放以每手100股合併股份為買賣單位買賣合併股份（以現有股票形式）之臨時櫃位	七月十八日上午九時三十分
免費以現有股票換領合併股份新股票之首日	七月十八日
提供碎股對盤服務之首日	七月十八日
重開以每手4,000股合併股份為買賣單位買賣合併股份（以新股票形式）之現有櫃位	八月一日上午九時三十分
合併股份之並行買賣（以新股票及現有股票形式）開始	八月一日上午九時三十分
關閉以每手100股合併股份為買賣單位買賣合併股份（以現有股票形式）之臨時櫃位	八月二十二日下午四時正
合併股份之並行買賣（以新股票及現有股票形式）結束	八月二十二日下午四時正
提供碎股對盤服務之最後日期	八月二十二日
免費以現有股票換領合併股份新股票之最後日期	八月二十九日下午四時正

免費換領股票及交易安排： 待股份合併生效後，股東可於二零零五年七月十八日至二零零五年八月二十九日（包括首尾兩日）期間之辦公時間內，將彼等所持股份之現有紅色股票送達本公司於香港之股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，免費換取合併股份之藍色新股票（基準為每二十(20)股股份為一(1)股合併股份）。此後，股份之現有股票須可在股東就每張已簽發之合併股份新股票或每張已提交之舊股票支付2.50港元之費用（或聯交所不時指定之較高金額）後，方獲接納換領。

以現有股票進行之股份買賣將於二零零五年八月二十二日下午四時正後停止。現有股票僅可於截至二零零五年八月二十二日下午四時正前期間有效作交易之交收及結算用途，其後將不獲接納作交易用途。然而，股份之現有股票將仍為所持本公司股份（按每二十(20)股股份為一(1)股合併股份之基準）之所有權憑證。

申請上市： 本公司將向聯交所上市委員會申請批准配售股份、合併股份及因購股權獲行使而須予發行之合併股份上市及買賣。

對持股結構之影響

緊接股份合併、發行首項配售股份、次項配售股份及認購股份、及發行換股股份（假設次項配售股份及可換股票據已獲悉數配售，及可換股票據已獲悉數轉換，而本公司已發行股本並無其他變動）前及緊隨其後，本公司現有及經擴大後之持股結構載列如下：

股東名稱	於本公佈日期股份數目	佔本公司於該日已發行股本之百分比	緊接首項配售、次項配售、認購及可換股票據配售前但緊接股份合併後所持股份數目	佔本公司全部已發行股本之百分比	緊隨次項配售、認購及可換股票據配售前但緊隨股份合併及首項配售後所持股份數目	佔本公司全部已發行股本之百分比	緊隨次項配售及可換股票據配售前但緊隨股份合併、首項配售及認購後所持股份數目	佔本公司全部已發行股本之百分比	緊隨可換股票據配售前但緊隨股份合併、首項配售、認購及次項配售後所持股份數目	佔本公司全部已發行股本之百分比	緊隨股份合併、首項配售、認購、次項配售及可換股票據配售及換股後所持股份數目	佔本公司全部已發行股本之百分比
Multiple Wealth International Limited (附註1)	192,318,000	4.78%	9,615,900	4.78%	9,615,900	4.35%	9,615,900	3.75%	9,615,900	3.25%	9,615,900	2.56%
Pacific Rim Investment Management Limited (附註1)	534,600,000	13.30%	26,730,000	13.30%	26,730,000	12.09%	26,730,000	10.44%	26,730,000	9.03%	26,730,000	7.11%
Goodnews Resources Limited (附註2)	-	-	-	-	-	-	35,000,000	13.67%	35,000,000	11.82%	35,000,000	9.31%
公眾人士	3,294,206,045	81.92%	164,710,302	81.92%	184,710,302	83.56%	184,710,302	72.14%	224,710,302	75.90%	304,710,302	81.03%

附註1：

本公司執行董事邱深笛女士全資擁有及控制Red China Holdings Limited及Capital Sun Industries Limited。Capital Sun Industries Limited則全資擁有Future Star Group Limited。Red China Holdings Limited及Future Star Group Limited各持有Mainland Talent Developments Limited之50%已發行股本。Mainland Talent Developments Limited全資擁有Hastings Gold Limited，而後者則分別全資擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited。

附註2：

Goodnews Resources Limited為Greatdeal Investments Limited之全資附屬公司，而邱深笛女士乃全資擁有及控制Greatdeal Investments Limited及Goodnews Resources Limited。

Star Group Limited。Red China Holdings Limited及Future Star Group Limited各持有Mainland Talent Developments Limited之50%已發行股本。Mainland Talent Developments Limited全資擁有Hastings Gold Limited，而後者則分別全資擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited。

附註2：

Goodnews Resources Limited為Greatdeal Investments Limited之全資附屬公司，而邱深笛女士乃全資擁有及控制Greatdeal Investments Limited及Goodnews Resources Limited。

假設所有次項配售股份及可換股票據已獲悉數配售及認購，則首項配售股份、次項配售股份、因按初步換股價悉數轉換可換股票據而將予發行之換股股份及認購股份合共佔本公司經發行該等股份所擴大之已發行股本之46.54%。

過去十二個月之集資活動

按本公司於二零零五年一月七日刊發之公佈所述，本公司以每股股份0.04港元配售300,000,000股新股。該次配售所得款項淨額約為11,600,000港元，所得款項擬定及已經撥作一般營運資金。

除上文所述者外，本公司於本公佈日期以前過去十二個月內概無進行任何集資活動。

一般事項

本公司董事認為，首項配售協議、次項配售協議、可換股票據及股份合併之條款均屬公平合理，並且符合本公司及其股東整體利益。除在已收到本公司就認購委任之獨立財務顧問之推薦意見後將提出意見之本公司獨立董事外，本公司全體董事俱認為認購協議屬公平合理，並且符合本公司及其股東之整體利益。

本公司將於實際可行情況下盡快向其股東寄發一份通函，當中載有首項配售、次項配售、可換股票據配售、認購、股份合併、獨立財務顧問函件、本公司獨立董事委員會就認購協議發出之函件之詳情，並隨附股東特別大會通告。將提呈以分別批准首項配售協議、次項配售協議、可換股票據配售協議、認購協議及股份合併之決議案，將於股東特別大會上個別投票。

應本公司之要求，本公司股份於二零零五年六月六日上午九時三十分起暫停在聯交所買賣，以待發出本公佈。本公司已向聯交所申請批准由二零零五年六月十四日上午九時三十分起恢復其股份之買賣。

釋義

於本公佈內所用之辭彙具有如下涵義：

「本公司」	指	恒盛東方控股有限公司
「關連人士」	指	上市規則賦予該詞之涵義
「合併股份」	指	緊隨股份合併後由此產生本公司股本中每股面值0.20港元之股份
「可換股票據」	指	本公司根據可換股票據配售所發行本金總額最高達48,000,000港元之可換股票據
「可換股票據先決條件」	指	發行任何首批可換股票據附帶之先決條件，有關詳情概述於「可換股票據先決條件」一段
「可換股票據配售」	指	配售代理根據可換股票據配售協議配售本金總額最高達48,000,000港元之可換股票據
「可換股票據配售協議」	指	本公司與配售代理於二零零五年六月十三日訂立之配售協議，以按盡力基準配售本金額最高達48,000,000港元之可換股票據
「可換股票據配售期」	指	緊隨可換股票據先決條件達成日期翌日起至所有可換股票據先決條件達成日期（或各訂約方可能協定之較後日期）後第180日（包括首尾兩日）止之期間
「換股股份」	指	本公司因可換股票據所附之換股權獲行使所發行之合併股份
「董事」	指	本公司董事
「股東特別大會」	指	本公司即將召開以批准首項配售、次項配售、可換股票據配售、認購及股份合併之股東特別大會
「首項配售」	指	根據首項配售協議配售首項配售股份
「首項配售協議」	指	本公司與配售代理於二零零五年六月十三日訂立之配售協議，以按包銷基準配售首項配售股份
「首項配售價」	指	每股首項配售股份0.54港元
「首項配售股份」	指	根據首項配售協議將予配售之20,000,000股新合併股份
「本集團」	指	本公司及其附屬公司
「獨立股東」	指	除邱深笛女士及其聯繫人士外之股東
「初步換股價」	指	每股換股股份之初步換股價0.6港元（可予調整）
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國
「配售代理」	指	裕豐證券有限公司
「次項配售」	指	根據次項配售協議配售最多40,000,000股次項配售股份
「次項配售協議」	指	本公司與配售代理於二零零五年六月十三日訂立之配售協議，以按盡力基準配售次項配售股份
「次項配售期」	指	合併股份（以新股票形式）可於聯交所買賣首日起計之90日期間或有關各方可以書面協定之其他期間
「次項配售價」	指	每股次項配售股份0.54港元
「次項配售股份」	指	根據次項配售協議將予配售最多40,000,000股新合併股份
「股份」	指	本公司股本中每股面值0.01港元之普通股
「股東」	指	本公司之股份持有人
「股份合併」	指	每二十(20)股股份合併為一(1)股合併股份
「購股權」	指	本公司根據其於二零零二年八月二十三日舉行之股東特別大會上獲批准之購股權計劃所發行之已發行及未行使購股權
「聯交所」	指	香港聯合交易所有限公司
「認購人」	指	本公司之主要股東Goodnews Resources Limited
「認購協議」	指	認購人與本公司於二零零五年六月十三日就認購股份之認購而訂立之認購協議
「認購股份」	指	根據認購協議將由本公司向認購人發行之35,000,000股合併股份（或較小數目之合併股份，據此，於認購協議完成時，認購人、其最終實益擁有人及其聯繫人士以及香港公司收購及合併守則所指之一致行動人士（如有）於本公司之總持股量少於本公司已發行股本總額30%）

於本公佈日期，本公司董事為：

執行董事
邱維森先生（董事總經理）
邱深笛女士
黎明偉先生

獨立非執行董事
林保昌先生
鄧啟成先生
黎明智先生

承董事會命
恒盛東方控股有限公司
執行董事
黎明偉

香港，二零零五年六月十三日

Wednesday, October 19, 2005 **The Standard**



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

EXTENSION IN RELATION TO THE SECOND PLACING

The Company and the Placing Agent have on 17th October, 2005 agreed to extend the Second Placing Period such that the Second Placing Period will now expire on 31st January, 2006 (or such other date or period as the parties to the Second Placing Agreement may agree).

Reference is made to the announcement of the Company dated 13th June, 2005 and to the circular of the Company dated 4th July, 2005. Terms used in this announcement shall have the same meanings as the defined terms in the announcement of the Company dated 13th June, 2005 and the circular of the Company dated 4th July, 2005.

In order to allow more time for the Placing Agent to locate placees for the Second Placing, the Company and the Placing Agent has on 17th October, 2005 agreed to extend the Second Placing Period such that the Second Placing Period will now expire on 31st January, 2006 (or such other date or period as the parties to the Second Placing Agreement may agree).

As at the date of this announcement, the only condition precedent of the Second Placing which has not been fulfilled is the granting of the listing of and permission to deal in the Second Placing Shares by the Listing Committee of the Stock Exchange. This condition has not been fulfilled because application has not been made by the Company to the Stock Exchange for such listing approval yet. Once the placees have been located and finalised, application will be made to the Stock Exchange for the listing of, and permission to deal in the Second Placing Shares. The Second Placing will be completed on the third business day after the satisfaction of the conditions.

As at the date of this announcement, the directors of the Company are:–

Executive Directors
Ms. Yau Shum Tek, Cindy *(Chairman)*
Mr. Kwong Wai Tim, William *(Managing Director)*
Mr. Lai Ming Wai

Independent Non-executive Directors
Mr. Lam Ping Cheung
Mr. Kwong Kai Sing, Benny
Mr. Lo Ming Chi, Charles

By Order of the Board
Inner Mongolia Development (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 18th October, 2005



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

(股份代號：279)

延長次項配售

本公司與配售代理已於二零零五年十月十七日同意延長次項配售期，因此，次項配售期現將於二零零六年一月三十一日(或次項配售協議訂約各方可能同意之該等其他日期或期間)屆滿。

茲提述本公司日期為二零零五年六月十三日之公佈及本公司日期為二零零五年七月四日之通函。本公佈所用之詞彙與本公司日期為二零零五年六月十三日之公佈及本公司日期為二零零五年七月四日之通函內所界定之詞彙具有相同涵義。

為使配售代理有更多時間物色次項配售之承配人，本公司與配售代理已於二零零五年十月十七日同意延長次項配售期，因此，次項配售期現將於二零零六年一月三十一日(或次項配售協議訂約各方可能同意之該等其他日期或期間)屆滿。

於本公佈日期，僅餘仍未達成之次項配售先決條件為聯交所上市委員會批准次項配售股份上市及買賣。該項條件仍未達成之原因為本公司仍未向聯交所提出有關上市批准之申請。於物色及落實承配人後，本公司將向聯交所申請批准次項配售股份上市及買賣。次項配售將於各項條件獲達成後第三個營業日完成。

於本公佈日期，本公司董事為：

執行董事
邱深笛女士(主席)
鄺維添先生(董事總經理)
黎明偉先生

獨立非執行董事
林炳昌先生
鄺啟成先生
勞明智先生

承董事會命
內蒙發展(控股)有限公司
董事總經理
鄺維添

香港，二零零五年十月十八日



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 279)

VOTING RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 29TH SEPTEMBER, 2005

At the EGM held on 29th September, 2005, the ordinary resolution approving the extension of the completion date in relation to the subscription of new Shares by the Subscriber was duly passed by the Independent Shareholders present and voting at the EGM by way of poll.

Reference is made to the announcements of the Company dated 13th June, 2005, 23rd August, 2005 and 25th August, 2005 and the circular of the Company dated 4th July, 2005 and the circular dated 13th September, 2005 in respect of the extension of the completion date in relation to the subscription of new Shares by the Subscriber. Terms used herein shall have the same meanings as defined in the above circulars unless the context requires otherwise.

RESULTS OF THE EGM

The Board is pleased to announce that at the EGM held on 29th September, 2005, the ordinary resolution approving the extension of the completion date in relation to the subscription of new Shares by the Subscriber duly passed by the Independent Shareholders present and voting at the EGM by way of poll.

The members who were entitled to vote at the EGM were those who were members of the Company on 29th September, 2005. At the request of the Stock Exchange, Ms. Yau Shum Tek, Cindy, the Subscriber and their associates, who held 36,345,900 shares of HK$0.20 each in the Company, representing 16.44% of the total issued capital of the Company as at the date of the EGM, are required to abstain from voting on the ordinary resolution proposed at the EGM to approve the extension of the completion date in relation to the subscription of new Shares by the Subscriber.

The results of the voting taken on a poll at the EGM were as follows:

(a) Total number of shares in issue as at the date of the EGM: 221,056,202 Shares

(b) Total number of shares entitling the Independent Shareholders to attend and vote for or against the ordinary resolution at the EGM to approve the extension of the completion date in relation to the subscription of new Shares by the Subscriber: 184,710,302 Shares

(c) Total number of Shares entitling the holders to attend and vote only against the ordinary resolution at the EGM to approve the extension of the completion date in relation to the subscription of new Shares by the Subscriber: Nil

Resolution	Total number of Shares voted	Total number of Shares voted for the resolution and percentage	Total number of Shares voted against the resolution and percentage
Ordinary Resolution – to approve the extension of the completion date in relation to the subscription of new Shares by the Subscriber	46,218,860	44,218,860 (95.67%) *(Note 1)*	2,000,000 (4.33%) *(Note 2)*

Note 1: This represents the total number of Shares represented by votes of Independent Shareholders for the ordinary resolution.

Note 2: This represents the total number of Shares represented by votes of Independent Shareholders against the ordinary resolution.

The scrutineer for the vote-taking at the EGM is Secretaries Limited, the Company's share registrar in Hong Kong.

As more than 50% of the votes represented by the Independent Shareholders attending in person or by proxy at the EGM were in favor of the ordinary resolution to approve the extension of the completion date in relation to the subscription of new Shares by the Subscriber, it was duly passed as an ordinary resolution of the Company.

As at the date of this announcement, the Board of Directors of the Company comprises three Executive Directors namely Ms. Yau Shum Tek, Cindy (Chairman), Mr. Kwong Wai Tim, William (Managing Director) and Mr. Lai Ming Wai; and three Independent Non-executive Directors, Mr. Lam Ping Cheung, Mr. Kwong Kai Sing, Benny and Mr. Lo Ming Chi, Charles.

By order of the board
Inner Mongolia Development (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 29th September, 2005



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)
(股份代號：279)

於二零零五年九月二十九日舉行之股東特別大會之投票結果

於二零零五年九月二十九日舉行之股東特別大會上，出席股東特別大會並於會上投票之獨立股東已以一股一票點票方式正式通過批准有關延長認購人認購新股份之完成日期之普通決議案。

謹此提述本公司於二零零五年六月十三日、二零零五年八月二十三日及二零零五年八月二十五日發表之公佈及本公司於二零零五年七月四日刊發之通函及於二零零五年九月十三日刊發有關延長認購人認購新股份之完成日期之通函。除文義另有指明外，本公佈所用詞彙與上述之通函所界定者具有相同涵義。

股東特別大會之結果

董事會欣然宣佈，於二零零五年九月二十九日舉行之股東特別大會上，出席股東特別大會並於會上投票之獨立股東已以一股一票點票方式正式通過批准有關延長認購人認購新股份之完成日期之普通決議案。

於二零零五年九月二十九日名列於本公司股東名冊之股東均有權於股東特別大會上投票。應聯交所要求，邱深笛女士、認購人及彼等聯繫人士(持有36,345,900股本公司每股面值0.20港元之股份，於股東特別大會當日佔本公司已發行股本總額16.44%)已就股東特別大會上提呈以批准有關延長認購人認購新股份之完成日期之普通決議案放棄投票。

於股東特別大會上以一股一票點票方式進行投票之結果如下：

(a) 於股東特別大會當日本公司已發行股份總數：221,056,202股

(b) 賦予獨立股東有權出席股東特別大會並於會上投票贊成或反對有關延長認購人認購新股份之完成日期之普通決議案之股份總數：184,710,302股

(c) 賦予持有人有權出席股東特別大會並於會上只可投票反對有關延長認購人認購新股份之完成日期之普通決議案之股份總數：無

決議案	已投票之股份總數	投票贊成決議案之股份總數及百分比	投票反對決議案之股份總數及百分比
普通決議案一批准有關延長認購人認購新股份之完成日期	46,218,860	44,218,860 (95.67%) (附註1)	2,000,000 (4.33%) (附註2)

附註1：該數目指獨立股東就贊成批准普通決議案所投票數所佔之股份總數。

附註2：該數目指獨立股東就反對批准普通決議案所投票數所佔之股份總數。

為股東特別大會投票監票乃秘書商業服務有限公司，即本公司之香港股份過戶登記處。

由於親身或委派代表出席股東特別大會之獨立股東就贊成批准有關延長認購人認購新股份之完成日期之普通決議案所投之票數佔50%以上，該項本公司普通決議案已獲正式通過。

於本公佈日期，本公司董事會包括三位執行董事，即邱深笛女士(主席)、鄺維添先生(董事總經理)及黎明偉先生；以及三位獨立非執行董事，即林炳昌先生、鄺啟成先生及勞明智先生。

承董事會命
內蒙發展(控股)有限公司
董事總經理
鄺維添

香港，二零零五年九月二十九日



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of Inner Mongolia Development (Holdings) Limited (the "Company") will be held at Function Room, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong on Thursday, 29th September, 2005 at 9:45 a.m. (or as soon thereafter as the annual general meeting of the Company to be held at the same place and date at 9:30 a.m. shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing, with or without modification, the following resolution:–

ORDINARY RESOLUTION

"THAT:–

(a) the terms of the supplemental agreement dated 24th August, 2005 (the "Supplemental Agreement") entered into between the Company and Goodnews Resources Limited (the "Subscriber") (a copy of which has been produced to the meeting and marked "A" and signed for the purpose of identification by the Chairman of the meeting) in relation to the extension of the date of completion of the subscription agreement dated 13th June, 2005 between the Company and the Subscriber relating to subscription of 35,000,000 new shares in the Company at HK$0.58 per share from 23rd August, 2005 to a date on or before 1st February, 2006 (or such other date as the parties may agree), be and is hereby confirmed, approved and ratified; and

(b) any one director of the Company be and is hereby authorised to sign or execute such other documents or agreements or deeds on behalf of the Company and to do such other things and to take all such actions as he or she considers necessary or desirable for the purposes of giving effect to the Supplemental Agreement."

By Order of the Board
Inner Mongolia Development (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 13th September, 2005

Notes:

1. To be valid, the instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney authorised in writing or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.
2. Any member of the Company entitled to attend and vote at the meeting shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy duly appointed pursuant to the Articles of Association of the Company is entitled to vote on a show of hands at the meeting. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.
3. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's share registrar in Hong Kong, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or the adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.
4. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

As at the date of this Notice, the Board comprises three Executive Directors, namely Mr. Kwong Wai Tim, William (Managing Director), Ms. Yau Shum Tek, Cindy and Mr. Lai Ming Wai; and three Independent Non-executive Directors, namely Mr. Lam Ping Cheung, Mr. Kwong Kai Sing, Benny and Mr. Lo Ming Chi, Charles.



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

(股份代號：279)

股東特別大會通告

茲通告內蒙發展(控股)有限公司(「本公司」)謹訂於二零零五年九月二十九日(星期四)上午九時四十五分(或緊隨本公司於同日上午九時三十分在同一地點舉行之股東週年大會結束或休會後)假座香港北角城市花園道9號城市花園酒店宴會廳舉行股東特別大會，藉以考慮並酌情通過(不論有否作出修訂)下列決議案：

普通決議案

「動議：

(a) 確認、批准及追認本公司與Goodnews Resources Limited(「認購人」)於二零零五年八月二十四日訂立之補充協議(「補充協議」)(其註有「A」字樣之副本已提呈大會，並經大會主席簽署以資識別)之條款，內容關於將本公司與認購人於二零零五年六月十三日就以每股0.58港元之價格認購本公司35,000,000股新股份訂立之認購協議之完成日期由二零零五年八月二十三日延長至二零零六年二月一日或之前(或訂約各方協定之其他日期)；及

(b) 授權本公司任何一名董事代表本公司簽署或簽立任何其他文件或協議或契據，以及在彼認為必要或權宜情況下作出其他事宜及採取一切行動以促使補充協議生效。」

承董事會命
內蒙發展(控股)有限公司
董事總經理
鄺維添

香港，二零零五年九月十三日

附註：

1. 代表委任表格必須由委任人或獲其書面授權之代理人親筆簽署，方為有效；委任人如為公司，則代表委任表格須加蓋公司印鑑或經由高級職員或獲正式授權人士親筆簽署後，方為有效。

2. 凡有權出席大會並於會上投票之本公司任何股東，均有權委任另一名人士為其受委代表，代其出席及投票。根據本公司之組織章程細則獲正式委任之受委代表有權在大會上舉手投票。於以股數投票表決時，股東亦可親身或委派受委代表投票。受委代表毋須為本公司股東。股東可委任超過一名受委代表出席同一次大會。

3. 委任受委代表之文據及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或續會或以股數投票表決(視情況而定)指定舉行時間48小時前送達本公司之香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，該等文據所委任之人士才有權投票，如未依上列指示送交有關文據，代表委任表格即不被視為有效。

4. 倘為任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派受委代表出席大會就有關該等股份投票，猶如其為唯一有權投票者；惟倘多於一名聯名持有人親身或委派受委代表出席大會，則只有在股東名冊上就該等股份排名首位之持有人方有權就該等股份投票。

於本通告日期，董事會包括三位執行董事鄺維添先生(董事總經理)、邱深笛女士及黎明偉先生；及三位獨立非執行董事林炳昌先生、鄺啟成先生及勞明智先生。

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之恒盛東方控股有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)
(股份代號：279)

配售新合併股份
配售可換股票據
認購新合併股份
建議股份合併
建議更改公司名稱

獨立董事委員會及獨立股東之
獨立財務顧問


MENLO CAPITAL

文略融資有限公司

恒盛東方控股有限公司之董事會函件載於本通函第6至第23頁。恒盛東方控股有限公司之獨立董事委員會函件載於本通函第24頁。獨立財務顧問文略融資有限公司函件載於本通函第25至第35頁，當中載有其對恒盛東方控股有限公司之獨立董事委員會及獨立股東作出之意見及建議。

恒盛東方控股有限公司謹訂於二零零五年八月四日(星期四)上午九時三十分假座香港北角城市花園道9號城市花園酒店宴會廳3號廳舉行股東特別大會，召開股東特別大會之通告載於本通函第41至第44頁。無論　閣下是否能夠出席股東特別大會，務請依照隨附之代表委任表格上印列之指示，將該表格填妥及盡快交回本公司香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何須於股東特別大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下屆時仍可親身出席股東特別大會或其任何續會並於會上投票。

二零零五年七月四日

目　錄

頁次

除文義另有指明外，於本通函內所用之辭彙具有如下涵義：

「該公佈」	指	本公司於二零零五年六月十三日刊發之公佈
「聯繫人士」	指	具上市規則賦予之涵義
「董事會」	指	董事會
「中央結算系統」	指	香港結算設立及管理之中央結算及交收系統
「本公司」	指	恒盛東方控股有限公司，一家於開曼群島註冊成立之有限公司，其股份於聯交所上市
「關連人士」	指	上市規則賦予該詞之涵義
「合併股份」	指	緊隨股份合併後由此產生本公司股本中每股面值0.20港元之股份
「可換股票據」	指	本公司根據可換股票據配售所發行本金總額最高達48,000,000港元之可換股票據
「可換股票據先決條件」	指	發行任何首批可換股票據附帶之先決條件，有關詳情概述於「可換股票據先決條件」一段
「可換股票據配售」	指	配售代理根據可換股票據配售協議配售本金總額最高達48,000,000港元之可換股票據
「可換股票據配售協議」	指	本公司與配售代理於二零零五年六月十三日訂立之配售協議，以按盡力基準配售本金額最高達48,000,000港元之可換股票據
「可換股票據配售期」	指	緊隨可換股票據先決條件達成日期翌日起至所有可換股票據先決條件達成日期(或各訂約方可能協定之較後日期)後第180日(包括首尾兩日)止之期間
「換股股份」	指	本公司因可換股票據所附之換股權獲行使所發行之合併股份

「董事」	指	本公司董事
「股東特別大會」	指	本公司謹訂於二零零五年八月四日(星期四)上午九時三十分假座香港北角城市花園道9號城市花園酒店宴會廳3號廳召開以批准首項配售、次項配售、可換股票據配售、認購、股份合併及更改公司名稱之股東特別大會，大會通告載於本通函第41至第44頁
「首項配售」	指	根據首項配售協議配售首項配售股份
「首項配售協議」	指	本公司與配售代理於二零零五年六月十三日訂立之配售協議，以按包銷基準配售首項配售股份
「首項配售價」	指	每股首項配售股份0.54港元
「首項配售股份」	指	根據首項配售協議將予配售之20,000,000股新合併股份
「本集團」	指	本公司及其附屬公司
「香港結算」	指	香港中央結算有限公司
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	本公司獨立非執行董事鄺啟成先生、林炳昌先生及勞明智先生組成之獨立董事委員會，彼等於認購協議所涉及交易中並無擁有權益，並就認購協議項下之交易向獨立股東提供意見
「獨立股東」	指	除邱深笛女士及其聯繫人士外之股東
「初步換股價」	指	每股換股股份之初步換股價0.60港元(可予調整)

「最後實際可行日期」	指	二零零五年六月二十九日
「上市規則」	指	聯交所證券上市規則
「文略融資」	指	文略融資有限公司，一家證券及期貨條例所定義之持牌法團，可根據證券及期貨條例從事第6類受規管活動，並為獨立董事委員會及獨立股東之獨立財務顧問
「中國」	指	中華人民共和國
「配售代理」	指	裕豐證券有限公司
「次項配售」	指	根據次項配售協議配售最多40,000,000股次項配售股份
「次項配售協議」	指	本公司與配售代理於二零零五年六月十三日訂立之配售協議，以按盡力基準配售次項配售股份
「次項配售期」	指	合併股份(以新股票形式)可於聯交所買賣首日起計之90日期間或有關各方可以書面協定之其他期間
「次項配售價」	指	每股次項配售股份0.54港元
「次項配售股份」	指	根據次項配售協議將予配售最多40,000,000股新合併股份
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.01港元之普通股
「股東」	指	股份持有人
「股份合併」	指	每二十(20)股股份合併為一(1)股合併股份
「購股權」	指	本公司根據其於二零零二年八月二十三日舉行之股東特別大會上獲批准之購股權計劃所發行之已發行及未行使購股權
「聯交所」	指	香港聯合交易所有限公司

「認購人」	指	Goodnews Resources Limited
「認購」	指	根據認購協議對認購股份作出認購
「認購協議」	指	認購人與本公司於二零零五年六月十三日就認購股份之認購而訂立之認購協議
「認購股份」	指	根據認購協議將由本公司向認購人發行之35,000,000股合併股份(或較小數目之合併股份,據此,於認購協議完成時,認購人、其最終實益擁有人及其聯繫人士以及香港公司收購及合併守則所指之一致行動人士(如有)於本公司之總持股量少於本公司已發行股本總額30%)
「港元」	指	港元,香港之法定貨幣

股東特別大會及股份合併之預期時間表載述如下。倘若時間表有任何改動，本公司將另行再作公佈。

	二零零五年
遞交股東特別大會代表委任表格之最後時限	八月二日上午九時三十分
股東特別大會	八月四日上午九時三十分
股份合併之生效日期	八月五日
關閉以每手2,000股股份為買賣單位買賣股份（以現有股份之紅色股票形式）之現有櫃位	八月五日上午九時三十分
開放以每手100股合併股份為買賣單位買賣合併股份（以現有股份之紅色股票形式）之臨時櫃位	八月五日上午九時三十分
免費以現有紅色股票換領附有本公司現有名稱之合併股份藍色新股票之首日	八月五日
提供碎股對盤服務之首日	八月五日
重開以每手4,000股合併股份為買賣單位買賣合併股份（以附有本公司現有名稱之合併股份藍色新股票形式）之現有櫃位	八月十九日上午九時三十分
合併股份之並行買賣（以藍色新股票及現有紅色股票形式）開始	八月十九日上午九時三十分
關閉以每手100股合併股份為買賣單位買賣合併股份（以現有紅色股票形式）之臨時櫃位	九月八日下午四時正
合併股份（以藍色新股票及現有紅色股票形式）之並行買賣結束	九月八日下午四時正
提供碎股對盤服務之最後日期	九月八日
免費以現有股票換領附有本公司現有名稱之合併股份藍色新股票之最後日期	九月十五日下午四時正

附註：

本通函所指所有時間均為香港時間。



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)
(股份代號：279)

執行董事：
鄺維添先生(董事總經理)
邱深笛女士
黎明偉先生

獨立非執行董事：
林炳昌先生
鄺啟成先生
勞明智先生

註冊辦事處：
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

香港主要營業地點：
香港
灣仔港灣道23號
鷹君中心15樓
1501室

敬啟者：

配售新合併股份
配售可換股票據
認購新合併股份
建議股份合併
建議更改公司名稱

緒言

本通函旨在向　閣下提供將於股東特別大會上提呈之決議案之資料，內容有關(i)首項配售協議；(ii)次項配售協議；(iii)可換股票據配售協議；(iv)認購；(v)股份合併；及(vi)建議更改本公司名稱。

首項配售

首項配售協議於二零零五年六月十三日訂立，載有如下條款：

各訂約方： (1) 本公司

(2) 配售代理

首項配售協議： 本公司已有條件同意經配售代理按每股首項配售股份0.54港元之價格，以全面包銷基準配售本公司股本中20,000,000股首項配售股份予獨立投資者。

配售代理： 裕豐證券有限公司為首項配售之配售代理。配售代理將從首項配售所得款項總額中收取2.25%作為配售佣金。據董事在作出一切合理查詢後所知、所悉及所信，配售代理及其最終實益擁有人均為獨立於本公司之第三者，且並非本公司關連人士。

承配人： 首項配售股份乃配售予不少於六名承配人(可為獨立個人、公司及／或機構投資者)，而彼等皆並非本公司關連人士。本公司預期概無承配人將因首項配售而成為主要股東。

配售價： 首項配售價為每股首項配售股份0.54港元(按首項配售價相當於每股股份0.027港元所計算)，較(i)於二零零五年六月三日(本公司股份暫停買賣以待該公佈發表前之交易日)在聯交所所報每股股份收市價0.029港元折讓約6.9%；(ii)截至二零零五年六月三日止最後十個交易日在聯交所所報每股股份平均收市價約0.0296港元折讓約8.78%；及(iii)於最後實際可行日期在聯交所所報每股股份收市價約0.024港元溢價約12.5%。每股首項配售股份之淨配售價約為0.52港元，並相當於每股股份約0.026港元。首項配售之開支將由本公司支付。

首項配售價乃按公平原則磋商後釐定。

權利： 首項配售股份於發行時將與合併股份享有同等地位。

首項配售股份數目： 將予配售20,000,000股新合併股份（按該批股份相當於400,000,000股股份所計算），佔本公司現有已發行股本（即4,021,124,045股股份）約9.95%，另佔本公司經首項配售股份所擴大之已發行股本約9.05%。所發行之首項配售股份由配售代理全面包銷。

先決條件： 首項配售須待下列條件達成後方始有效：

(i) 股份合併生效；

(ii) 股東於股東特別大會上通過有關批准首項配售協議及根據首項配售協議發行首項配售股份之決議案；及

(iii) 聯交所上市委員會批准首項配售股份上市及買賣。

除非各訂約方以書面同意，否則上述條件如未能於二零零五年八月一日前達成，首項配售協議將告失效。於二零零五年六月二十九日，訂約各方以書面同意將最後完成日期延至二零零五年八月十九日。

不可抗力事件： 倘於首項配售協議完成當日上午九時正前任何時間發生若干事故，則首項配售即告停止，事故包括：

(a) 中國及香港在國家、國際、金融、外匯管制、工業、法律、監管、發牌、政治、經濟或市況等方面有任何變動，而按配售代理合理意見認為將對本公司及／或其附屬公司整體業務、營業及財務狀況構成重大不利影響，或對或將對首項配售構成重大不利影響；或

(b) 本公司於首項配售協議中作出之任何保證、聲明及承諾有任何違反，而按配售代理合理意見認為，該項違反對首項配售有重大影響；或

(c) 香港市場狀況出現任何重大變動（不論是否構成一系列變動之部分），而按配售代理合理意見認為，此將對首項配售構成重大及不利之影響或導致進行首項配售為不宜或不明智；或

(d) 除基於等待該公佈之批准外，本公司股份於聯交所之買賣於二零零五年六月十三日後連續暫停超過五個營業日。

截至最後實際可行日期，本公司董事並不察覺任何以上事故發生。

完成： 首項配售將於各項條件達成後第三個營業日完成。除非各訂約方書面同意，否則條件如未能於二零零五年八月十九日前達成，首項配售協議將告失效。因此，假設首項配售之先決條件於二零零五年八月十九日達成，則預期首項配售將不遲於二零零五年八月二十四日完成。

本公司將向聯交所申請批准首項配售股份上市及買賣。

次項配售

次項配售協議於二零零五年六月十三日訂立，載有如下條款：

各訂約方： (1) 本公司

(2) 配售代理

次項配售協議： 本公司已有條件同意於次項配售期內(或訂約各方可書面協定之其他期間)，經配售代理按每股次項配售股份0.54港元之價格，以盡力基準配售本公司股本中最多40,000,000股次項配售股份予獨立投資者。

配售代理： 配售代理將就次項配售下配售之次項配售股份所得之款項總額中收取2.25%作為配售佣金。

承配人： 次項配售股份乃配售予不少於六名承配人(可為獨立個人、公司及／或機構投資者)，彼等皆並非本公司關連人士。本公司預期概無承配人將因次項配售而成為主要股東。

配售價： 次項配售價為每股次項配售股份0.54港元（按此配售價相當於每股股份0.027港元所計算），較(i)於二零零五年六月三日（本公司股份暫停買賣以待該公佈發表前之交易日）在聯交所所報每股股份收市價0.029港元折讓約6.9%；(ii)截至二零零五年六月三日止最後十個交易日在聯交所所報每股股份平均收市價約0.0296港元折讓約8.78%；及(iii)於最後實際可行日期在聯交所所報每股股份收市價約0.024港元溢價約12.5%。每股次項配售股份之淨配售價約為0.52港元，並相當於每股股份約0.026港元。次項配售之開支將由本公司支付。此價格乃按公平原則磋商後釐定。

權利： 次項配售股份於發行時將與合併股份享有同等地位。

次項配售股份數目： 假設40,000,000股次項配售股份獲悉數配售（按該批股份相當於800,000,000股現有股份所計算），則該批股份佔本公司現有已發行股本（即4,021,124,045股股份）約19.89%，另佔本公司經次項配售股份所擴大之已發行股本約16.59%。

先決條件： 次項配售須待下列條件達成後方始有效：

(i) 股份合併生效；

(ii) 股東於股東特別大會上通過有關批准次項配售協議及根據次項配售協議發行次項配售股份之決議案；及

(iii) 聯交所上市委員會批准次項配售股份上市及買賣。

除非各訂約方以書面同意，否則上述條件如未能於次項配售期屆滿前達成，次項配售協議將告失效。

完成： 次項配售將於各項先決條件達成後第三個營業日完成。除非各訂約方書面同意，否則條件如未能於次項配售期屆滿前達成，次項配售協議將告失效。本公司將向聯交所申請批准次項配售股份上市及買賣。

可換股票據配售

可換股票據配售協議於二零零五年六月十三日訂立，載有如下條款：

發行人： 本公司

可換股票據配售協議： 於二零零五年六月十三日，本公司與配售代理訂立可換股票據配售協議，據此，配售代理將於可換股票據配售期內，按盡力基準促使承配人以現金認購本金額最高達48,000,000港元之可換股票據。

本公司已同意配售代理可於可換股票據配售期內隨時促使認購人最多分八批認購可換股票據。可換股票據配售協議規定各批可換股票據所包含之本金額必須為6,000,000港元或以上，而全部票據之最高本金總額不得超過48,000,000港元。

配售代理： 配售代理將就可換股票據配售下配售之可換股票據所得之款項總額中收取2.25%作為配售佣金。

承配人： 配售代理將在合理情況下竭盡所能確保各批可換股票據乃配售予不少於六名承配人(可為獨立個人、公司及／或機構投資者)，而承配人皆並非本公司關連人士。倘若任何一批可換股票據之認購人少於六名，則本公司將須遵守上市規則下之適用披露規定。

換股價： 初步換股價為每股換股股份0.60港元(按此價格相當於每股股份0.03港元所計算)，由本公司與配售代理按公平原則磋商後達致，較(i)於二零零五年六月三日(本公司股份暫停買賣以待該公佈發表前之交易日)在聯交所所報每股股份收市價0.029港元溢價約3.45%；(ii)截至二零零五年六月三日止最後十個交易日在聯交所所報每股股份平均收市價約0.0296港元溢價約1.35%；及(iii)於最後實際可行日期在聯交所所報每股股份收市價約0:024港元溢價約25%。

可換股票據先決條件：

發行任何首批可換股票據須待下列先決條件達成後方始有效：

(i) 股份合併生效；及

(ii) 股東於股東特別大會上通過有關批准可換股票據配售協議、發行可換股票據及於可換股票據獲轉換後發行換股股份之決議案。

除非各訂約方以書面同意，否則上述條件如未能於二零零五年八月一日前達成，可換股票據配售協議將告失效。於二零零五年六月二十九日，訂約各方同意將最後完成日期延至二零零五年八月十九日。

發行各批可換股票據之條件：

除須達成可換股票據先決條件外，各批可換股票據須待下列條件達成後方告完成：

(i) 聯交所上市委員會批准(不論是無條件或僅須達成本公司在合理情況下不反對之條件)該批可換股票據所涉及之換股股份上市及買賣；及

(ii) 本公司並無接獲聯交所就發行該批可換股票據作出之反對。

倘若上述任何一批可換股票據未能於配售代理就促使認購人認購該批可換股票據而發出通知之日(或各訂約方可能以書面協定之其他日期)起計14日內達成，則各訂約方就發行該批可換股票據所涉及之責任將告失效。配售代理發出之各項通知一旦發出即概不可撤回，除非經雙方書面同意。本公司會就各批可換股票據之發行另行作出公佈。

換股股份：

假設配售代理成功配售可換股票據配售下全數48,000,000港元之可換股票據，則會於48,000,000港元之可換股票據按初步換股價獲悉數轉換後發行合共80,000,000股換股股份(按該批股份於股份合併生效前相當於1,600,000,000股股份所計算)，佔本公司現有已發行股本(即4,021,124,045股股份)約39.79%，另佔本公司因按初步換股價發行換股股份而經擴大之已發行股本約28.46%。

可換股票據之主要條款

可換股票據若干主要條款如下：

可換股票據本金總額：	最高達48,000,000港元。
初步換股價：	每股換股股份0.60港元，可在若干情況下予以調整。該等情況包括(其中涉及)股份合併、拆細股份、資本化發行、股本分派及供股。
利率：	年息2.5厘，乃按年於期後支付。
到期日：	緊接各批可換股票據發行日期滿兩年前之日(「到期日」)。於到期日，所有尚餘之未轉換可換股票據將由本公司按可換股票據尚餘本金額之112%溢價贖回。
轉讓性：	可換股票據僅可在本公司批准轉讓之前提下予以轉讓，尤為重要者，可換股票據不可在未經本公司事前以書面同意之情況下轉讓予本公司關連人士。
換股期：	在發出強制轉換通知書(見下文所述)之規限下，可換股票據持有人有權於可換股票據發行日起直至(但不包括)到期日(包括該日)為止前七(7)個曆日之期間開始時，隨時按初步換股價(可予調整)轉換其可換股票據尚餘本金額之全部或部分(以600,000港元或其完整倍數計算)。在任何情況下，換股權概不得在換股價低於本公司股份面值時行使。 倘於任何三個連續交易日本公司股份在聯交所之每股收市價均超過1.00港元(可視乎合併或拆細而調整)，本公司可隨後於該三個交易日最後一日(不包括該日)後三(3)個營業日內全權決定，當時尚餘之可換股票據(如尚未行使及以此為限)之換股權，必須在緊隨本公司向可換股票據持有人發出書面通知(「強制轉換通知書」)當日後七(7)個曆日內(或本公司可於強

制轉換通知書註明之較長期間）行使。若任何可換股票據持有人未有在該七日期間行使該等尚餘可換股票據之換股權，有關換股權將於該期間結束時失效，而票據持有人將概無任何進一步換股權。

投票權： 可換股票據持有人將無權僅因其作為可換股票據持有人之身份而獲發可出席本公司任何大會或於會上投票之通告。

上市： 本公司不會在聯交所或任何其他證券交易所申請將可換股票據上市。本公司將申請批准因可換股票據所附換股權獲行使而將予發行之換股股份上市及買賣。

地位： 因可換股票據所附換股權獲行使而將予發行之換股股份將在各方面與可換股票據轉換日期已發行之所有其他合併股份享有同等地位。

認購協議

認購協議於二零零五年六月十三日訂立，載有如下條款：

各訂約方： (1) 本公司

(2) 認購人

認購協議： 本公司已有條件同意按每股認購股份0.58港元之價格發行認購股份，而認購人亦已有條件同意按相同價格對認購股份作出認購。

認購價： 認購價為每股認購股份0.58港元（按認購價相當於每股股份0.029港元所計算）。認購股份之總代價為20,300,000港元。此價格乃按公平原則磋商後釐定並按股份之收市價計算，(i)相等於二零零五年六月三日（本公司股份暫停買賣以待該公佈發表前之交易日）在聯交所所報每股股份收市價0.029港元；(ii)較截至二零零五年六月三日止最後十個交易日在聯交所所報每股股份平均收市價約0.0296港元折讓約2.03%；及(iii)較於最後實際可行日期在聯交所所報每股股份收市價約0.024港元溢價約20.83%。

權利： 認購股份將與合併股份享有同等地位。

認購股份數目： 將予發行35,000,000股新合併股份(或較小數目之合併股份，據此，於認購協議完成時，認購人、其最終實益擁有人及其聯繫人士以及香港公司收購及合併守則所指之一致行動人士(如有)於本公司之總持股量少於本公司已發行股本總額30%)(按該批股份相當於700,000,000股股份所計算)，佔本公司現有已發行股本(即4,021,124,045股股份)約17.41%，另佔本公司經發行認購股份所擴大之已發行股本約14.83%。

條件： 認購須待下列條件達成後方始有效：

(i) 股份合併生效；

(ii) 獨立股東於股東特別大會上通過有關批准根據認購協議發行認購股份之決議案；及

(iii) 聯交所上市委員會批准認購股份上市及買賣。

除非各訂約方以書面同意，否則上述條件如未能於二零零五年八月一日前達成，認購協議將告失效。

完成： 認購將於各項條件達成後第三個營業日完成。除非各訂約方書面同意，否則條件如未能於二零零五年八月一日前達成，認購協議將告失效。訂約各方於二零零五年六月二十九日同意將最後完成日期延至二零零五年八月十九日，以便達成該等條件。本公司將向聯交所申請批准認購股份上市及買賣。

關連交易： 認購人由本公司董事兼主要股東邱深笛女士全資擁有，因此認購人為本公司關連人士。根據上市規則第14A.13條，認購協議構成本公司之關連交易，而遵照上市規則第14A.18條之規定，認購協議須於股東特別大會上經獨立股東以點票表決方式事先批准。邱深笛女士、認購人或彼等之任何聯繫人士將於本公司任何大會上放棄就認購協議投票。由鄺啟成先生、林柄昌先生及勞明智先生組成之獨立董事委員會已經成立，

以就認購協議向獨立股東提出意見。文略融資已獲委任為獨立財務顧問，以向獨立董事委會員提出意見。文略融資及其最終實益擁有人皆獨立於本公司及本公司之關連人士。文略融資函件載於第25至35頁。

所得款項用途

下表列示首項配售、次項配售(假設全部40,000,000股次項配售股份已獲悉數配售)、可換股票據配售(假設可換股票據已獲悉數配售)及認購之所得款項淨額：

	最高所得款項淨額 (約數)	所得款項淨額之分配 投資金額	營運資金
首項配售	10,400,000港元	5,200,000港元	5,200,000港元
次項配售	20,900,000港元	10,450,000港元	10,450,000港元
可換股票據配售	46,600,000港元	23,300,000港元	23,300,000港元
認購	20,200,000港元	10,100,000港元	10,100,000港元
總額	**98,100,000港元**	**49,050,000港元**	**49,050,000港元**

估計上述交易之最高所得款項淨額為98,100,000港元(已計入將支付予配售代理之佣金及其他應計開支合共約2,600,000港元)。本公司正嘗試擴展其於新項目之投資(見下文所述)，並正在中國(尤其在內蒙古地區)物色更多擴展有關投資之商機。據此，本公司擬動用其中約一半最高所得款項淨額共49,050,000港元，於合適機會出現時及可確定次項配售及可換股票據配售之實際所得款項淨額後撥作投資用途。目前本公司正初步探索製造業(包括金屬等原料生產)、旅遊(包括旅行團業務)及貿易業務(包括金屬及鐵礦沙等商品貿易)之商機。然而，假如發現有合適商機，本公司亦可能考慮其他行業。餘下一半合共約49,050,000港元款項會撥作一般營運資金(因考慮到本公司擴張計劃可能致令本公司有較大之一般營運資金需要)。於最後實際可行日期，本公司並無物色到特定之投資目標。上述投資不一定會進行。倘若本公司並無物色到任何投資項目，本公司會將所得款項存於計息賬戶作為現金儲備，直至投資機會出現為止。

據本公司所知，概無本公司之關連人士向本公司提供任何貸款或為本公司作出擔保，所得款項不會用於償還貸款或解除擔保之用途。

進行首項配售、次項配售、可換股票據配售及認購之原因

本公司之主要業務為提供融資、證券交易、物業持有及投資，以及投資活動。

本公司需要集資以作擴展之資金。有見於目前市況，本公司董事認為首項配售、次項配售、可換股票據配售及認購可為本公司提供進一步籌集營運資金之良機。首項配售、次項配售及可換股票據配售亦可讓本公司擴展股東及資本基礎。額外資金將使本公司可考慮作進一步擴充項目發展之計劃。儘管本公司現時並無具體之擴充或投資計劃，惟本公司會繼續探索投資項目之商機。倘出現合適之投資機會，則所取得之資金可令本公司更具靈活性，並可提高本公司於有關投資中之議價能力。

首項配售、次項配售、可換股票據配售及認購並非互為附帶條件。

股份合併

股份合併： 在下文所載之條件規限下，現建議將本公司已發行及未發行普通股本中每二十(20)股股份合併為一(1)股每股面值0.20港元之合併股份。

於最後實際可行日期，有4,021,124,045股已發行股份。僅按該已發行股本計算，股份合併後將有201,056,202股已發行合併股份（假設由最後實際可行日期起至股份合併生效日期止期間本公司股本並無變動）。

股份合併之條件： 股份合併須待下列條件達成後方始有效：

(i) 於股東特別大會上通過批准股份合併之普通決議案；及

(ii) 聯交所上市委員會批准合併股份及因購股權所附權利獲行使後須予發行的合併股份上市及買賣。

進行股份合併之原因： 由於建議股份合併將增加本公司股份之面值，並預計本公司股份之成交價亦會提高，故董事認為建議股份合併將可引起投資者對本公司股份之興趣，並且有利於本公司日後進行集資活動。本公司合併股份之交易成本亦會因股份合併而下調。

本公司之相關資產、業務、營運、管理或財務狀況不會因股份合併本身而改變，惟本公司須支付股份合併所涉及之相關費用。

碎股安排： 為了減輕零碎合併股份所產生之問題，本公司已委任裕豐證券有限公司作為其代理人，於二零零五年八月五日至二零零五年九月八日(首尾兩日包括在內)期間，按「盡力」基準為買賣因股份合併而產生之零碎合併股份提供對盤服務。裕豐證券有限公司及其最終實益擁有人皆獨立於本公司及本公司之關連人士。此項安排是為有意補足或出售所持零碎合併股份之股東提供一個買賣機制。合併股份持有人可於上述期間自行聯絡或透過其經紀聯絡裕豐證券有限公司，地址為香港灣仔駱克道33號福利商業中心12樓1201-2室，而聯絡人顏文傑先生之電話號碼為(852)2846 4200。務請股東留意，本公司並不保證可就所有零碎合併股份之買賣成功進行配對。

零碎合併股份： 因股份合併而產生之任可零碎合併股份將予彙集並出售(如扣除開支後取得溢價)，而利益撥歸本公司所有。

地位： 合併股份各自在所有方面享有同等地位。

每手買賣單位： 合併股份之每手買賣單位將由2,000股股份更改為4,000股合併股份。根據最後實際可行日期之每股股份收市價0.024港元計算，每手合併股份價值為1,920港元。

更改每手買賣單位之原因： 更改每手買賣單位之建議乃考慮到首項配售、次項配售、可換股票據配售及認購之攤薄效應後提出。

免費換領股票及交易安排： 待股份合併於二零零五年八月五日生效後，本公司將於聯交所設立並行買賣安排，而就合併股份建議之安排預期如下：

(a) 由二零零五年八月五日上午九時三十分起，將設立以每手100股合併股份(以現有紅色股票形式)買賣合併股份之臨時櫃位，而僅有紅色股票可於此櫃位買賣。股份之各張紅色股票可按二十(20)股股份對一股新合併股份之基準，於此櫃位有效用作交收及買賣。以每2,000股股份為單位買賣股份之現有櫃位將由二零零五年八月五日上午九時三十分起暫時關閉；

(b) 由二零零五年八月十九日上午九時三十分起，現有櫃位將會重開，並成為以每手4,000股合併股份(以藍色新股票形式)為單位買賣合併股份之櫃位。僅有藍色新股票可於此櫃位進行買賣；

(c) 於二零零五年八月十九日至二零零五年九月八日(包括首尾兩日)允許於上文第(a)及第(b)項所述櫃位進行並行買賣；及

(d) 以每手100股合併股份(以現有紅色股票形式)為單位買賣合併股份之臨時櫃位將於二零零五年九月八日下午四時後撤去。

待股份合併生效後，股東可於二零零五年八月五日至二零零五年九月十五日(包括首尾兩日)期間之辦公時間內，將彼等所持股份之現有紅色股票送達本公司於香港之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，免費換取合併股份之藍色新股票(基準為每二十(20)股股份為一(1)股合併股份)。此後，股份之現有股票僅可在股東就每張已簽發之合併股份新股票或每張已提交之舊股票(以數目較多者為準)支付2.50港元(或聯交所不時指定之較高金額)之費用後，方獲接納換領。

以現有股票進行之股份買賣將於二零零五年九月八日下午四時正後停止。現有股票僅可於截至二零零五年九月八日下午四時正前期間有效作交易之交收及結算用途，其後將不獲接納作交易用途。然而，股份之現有股票將仍為所持本公司股份(按每二十(20)股股份為一(1)股合併股份之基準)之所有權憑證。

申請上市： 本公司將向聯交所上市委員會申請批准配售股份、合併股份及因購股權獲行使而須予發行之合併股份上市及買賣。

法定股本： 於股份合併生效後，本公司之法定股本為2,000,000,000港元，分為10,000,000,000股每股面值0.20港元之合併股份。

待合併股份獲准在聯交所上市及買賣後，合併股份將獲香港結算接納為合資格證券，可由合併股份開始在聯交所買賣日期或香港結算訂定之其他日期起於中央結算系統寄存、結算及交收。聯交所參與者之間於任何交易日之交易均須於其後第二個交易日於中央結算系統進行交收。中央結算系統之一切活動均須受制於不時生效之中央結算系統一般規則及中央結算系統運作程序規則。

對持股結構之影響

緊接股份合併、發行首項配售股份、次項配售股份及認購股份、及發行換股股份(假設次項配售股份及可換股票據已獲悉數配售，及可換股票據已獲悉數轉換，而本公司已發行股本並無其他變動)前及緊隨其後，本公司現有及經擴大後之持股權結構載列如下：

股東名稱	於該公佈日期所持股份數目	於該公佈日期佔本公司全部已發行股本之百分比	緊接首項配售、次項配售、認購及可換股票據配售前但於股份合併後所持股份數目	緊接首項配售、次項配售、認購及可換股票據配售前但於股份合併後佔本公司全部已發行股本之百分比	緊接次項配售、認購及可換股票據配售前但於股份合併及首項配售後所持股份數目	緊接次項配售、認購及可換股票據配售前但於股份合併及首項配售後佔本公司全部已發行股本之百分比	緊接次項配售及可換股票據配售前但於股份合併、首項配售及認購後所持股份數目	緊接次項配售及可換股票據配售前但於股份合併、首項配售及認購後佔本公司全部已發行股本之百分比	緊接可換股票據配售前但於股份合併、首項配售、認購及次項配售後所持股份數目	緊接可換股票據配售前但於股份合併、首項配售、認購及次項配售後佔本公司全部已發行股本之百分比	緊隨股份合併、首項配售、認購、次項配售及可換股票據配售後所持股份數目	緊隨股份合併、首項配售、認購、次項配售及可換股票據配售後佔本公司全部已發行股本之百分比
Multiple Wealth International Limited (附註1)	192,318,000	4.78%	9,615,900	4.78%	9,615,900	4.35%	9,615,900	3.75%	9,615,900	3.25%	9,615,900	2.56%
Pacific Rim Investment Management Limited (附註1)	534,600,000	13.30%	26,730,000	13.30%	26,730,000	12.09%	26,730,000	10.44%	26,730,000	9.03%	26,730,000	7.11%
Goodnews Resources Limited (附註2)	-	-	-	-	-	-	35,000,000	13.67%	35,000,000	11.82%	35,000,000	9.31%
公眾人士	3,294,206,045	81.92%	164,710,302	81.92%	184,710,302	83.56%	184,710,302	72.14%	224,710,302	75.90%	304,710,302	81.02%

附註1：

本公司執行董事邱深笛女士全資擁有及控制Red China Holdings Limited及Capital Sun Industries Limited。Capital Sun Industries Limited則全資擁有Future Star Group Limited。Red China Holdings Limited及Future Star Group Limited各持有Mainland Talent Developments Limited之50%已發行股本。Mainland Talent Developments Limited全資擁有Hastings Gold Limited，而後者則分別全資擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited。

附註2：

Goodnews Resources Limited為Greatdeal Investments Limited之全資附屬公司，而邱深笛女士乃全資擁有及控制Greatdeal Investments Limited及Goodnews Resources Limited。

假設所有次項配售股份及可換股票據已獲悉數配售及認購，則首項配售股份、次項配售股份、因按初步換股價悉數轉換可換股票據而將予發行之換股股份及認購股份合共佔本公司經發行該等股份所擴大之已發行股本之46.54%。

於最後實際可行日期，本公司有涉及60,000,000股股份之未行使購股權。本公司並無任何未行使認股權證或可轉換或交換為股份之證券。

過去十二個月之集資活動

按本公司於二零零五年一月七日刊發之公佈所述，本公司以每股股份0.04港元配售300,000,000股新股。該次配售所得款項淨額約為11,600,000港元，所得款項擬定及已經撥作一般營運資金。

除上文所述者外，本公司於最後實際可行日期起計過去十二個月內概無進行任何集資活動。

更改本公司名稱

本公司建議將本公司之名稱由「HANSOM EASTERN (HOLDINGS) LIMITED（恒盛東方控股有限公司）」更改為「INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED（內蒙發展（控股）有限公司）」。本公司建議之新名稱已獲預留，而開曼群島公司註冊處已批准新名稱之中文譯名。

建議更改本公司之名稱須待股東於股東特別大會上通過特別決議案方告作實。

董事認為新名稱更能恰切反映本公司未來之投資重點，顯示本公司將於中國（尤其在內蒙古地區）物色投資機會。

本公司將就免費換領以本公司新名稱簽發之股票及更改名稱生效後之買賣安排另行刊發公佈。本公司亦將就股票簡稱之變動另行刊發公佈。

要求以股數投票表決之程序

提呈股東特別大會表決之各決議案將以舉手方式表決，除非上市規則規定投票以股數表決方式進行或下列人士要求以股數表決（於宣佈舉手表決結果之前或之時）進行：－

(a) 股東特別大會主席；或

(b) 最少三位當時有權於股東特別大會上投票且親自出席之股東或受委代表；或

(c) 一位或數位親自出席之股東或受委代表，且代表不少於股東特別大會上有投票權之全體股東之總投票權十分之一；或

(d) 一位或數位親自出席之股東或受委代表，且持有本公司附有權利可於股東特別大會上投票之股份，而該等股份之已繳足股款總額不少於所有賦予該權利之全部股份已繳足股款總額之十分之一。

一般事項

本公司董事認為，首項配售協議、次項配售協議、可換股票據及股份合併之條款均屬公平合理，並且符合本公司及其股東之整體利益，因此建議股東於股東特別大會上投票贊成所提呈之有關決議案。

本公司全部執行董事均認為，認購協議之條款誠屬公平合理，並且符合本公司及其股東之整體利益。

獨立董事委員會在考慮文略融資之意見後認為，認購協議之條款誠屬公平合理，並且符合本公司及其股東之整體利益，因此，獨立董事委員會建議獨立股東於股東特別大會上投票贊成所提呈有關批准認購協議之決議案。

董事認為，建議更改本公司名稱符合本公司及其股東之整體利益，因此建議股東於股東特別大會上投票贊成所提呈有關批准更改本公司名稱之決議案。

股東特別大會

股東特別大會通告載於本通函第41至第44頁。茲隨附股東特別大會適用之代表委任表格。無論　閣下是否能夠親自出席股東特別大會，務請依照隨附之代表委任表格上印列之指示，將該表格填妥及盡快交回本公司香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何須於股東特別大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下屆時仍可親身出席股東特別大會或其任何續會並於會上投票。

其他資料

敬請　閣下垂注獨立董事委員會之意見書及文略融資函件（當中載有其就認購協議向獨立董事委員會提出之意見），分別載於本通函第24頁及第25至35頁。

亦請垂注本通函附錄所載之額外資料以及股東特別大會通告。

此致

列位股東　台照

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添
謹啟

二零零五年七月四日



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
(於開曼群島註冊成立之有限公司)
(股份代號：279)

敬啟者：

認購新合併股份

吾等茲提述本公司於二零零五年七月四日寄發予股東之通函(「通函」)，本函件為其一部分。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

獨立董事委員會經已成立，以就認購協議向獨立股東提供建議。文略融資有限公司已獲委任為獨立財務顧問，以就認購協議向吾等提供意見。文略融資之意見，以及達致有關意見時所考慮之主要因素及理由，已載於通函內第25至第35頁由彼等所發出之函件中。

務請　閣下垂注載於通函第6至第23頁之「董事會函件」，以及通函附錄所載之其他資料。

經考慮認購協議之條款、獨立股東之利益，以及文略融資有限公司之意見後，吾等認為認購協議之條款對獨立股東而言誠屬公平合理。因此，吾等建議獨立股東投票贊成將於股東特別大會上提呈之決議案，以批准(其中包括)認購協議。

此致

列位獨立股東　台照

代表
獨立董事委員會
獨立非執行董事
鄺啟成、林炳昌及勞明智
謹啟

二零零五年七月四日

以下為文略融資發出之函件全文，當中載有其就認購新合併股份向獨立董事委員會及獨立股東提出之意見，以供載入本通函內：


MENLO CAPITAL

文略融資有限公司
香港
德輔道中173號
南豐大廈505室

敬啟者：

關於認購協議
之關連交易

吾等茲提述吾等已獲委聘為獨立財務顧問，以便就認購協議對獨立股東而言是否公平合理及是否符合　貴公司及股東之整體利益，向獨立董事委員會及獨立股東提出意見，有關詳情載於　貴公司於二零零五年七月四日刊發之通函(「本通函」)內之董事會函件(「董事會函件」)。除文義另有所指外，本函件所用詞彙與本通函所定義者具相同涵義。

貴公司已與認購人訂立有條件認購協議，據此，　貴公司同意按每股0.58港元之代價發行35,000,000股認購股份，而認購人同意按相同代價對認購股份作出認購，惟須待認購協議之條件得以達成方告作實。該批35,000,000股認購股份(相當於700,000,000股股份)佔　貴公司現有已發行股本4,021,124,045股股份之17.41%，另佔　貴公司經發行認購股份所擴大之已發行股本約14.83%。認購人由　貴公司董事兼主要股東邱深笛女士全資擁有。因此，根據上市規則，認購協議構成　貴公司之關連交易，並須經獨立股東於股東特別大會上事先批准，而邱深笛女士、認購人或彼等之任何聯繫人士(定義見上市規則)將放棄投票。

文略融資並無於　貴公司之股本中擁有實益權益，亦無權認購或提名其他人士認購　貴集團任何成員公司之證券及按照上市規則為獨立人士。

於作出意見時，吾等已依賴本通函所載之陳述、資料、意見及聲明，以及董事及　貴公司管理層提供予吾等之資料及聲明。吾等假設本通函所載或所述之一切資料、聲明及意見，以及董事及　貴公司管理層提供予吾等之一切資料、聲明及意見(彼等須對此負上全責)於作出時均屬真實準確，並於本通函寄發日期時仍為準確。

吾等認為，吾等已獲提供足夠資料，以為吾等之意見奠定合理基準。吾等無理由懷疑任何有關資料已遭隱瞞，而吾等亦不知悉有任何事實或情況將致使所提供之資料及提供予吾等之聲明及意見不實、不確或含誤導成份。經作出一切合理查詢後，董事進一步確認，據彼等所深知，彼等相信本通函並無遺漏其他事實或聲明以致當中所載任何陳述(包括本函件)含誤導成份。然而，吾等並無對董事及　貴公司管理層所提供之資料進行任何獨立核實，亦無對　貴公司之業務及事宜進行獨立調查。

所考慮之主要因素

貴公司已於二零零五年六月十三日訂立認購協議、首項配售協議、次項配售協議及可換股票據配售協議。吾等已獲委聘就認購協議向獨立董事委員會及獨立股東提出意見。因此，吾等主要側重於認購之原因、所得款項用途、條款及影響。然而，吾等亦已於本函件若干章節內將首項配售、次項配售及可換股票據配售與認購一併作出分析。

就認購新合併股份向獨立董事委員會及獨立股東提出意見時，吾等已考慮以下各主要因素及原因：

I.　認購之原因

貴公司之業務為提供融資、證券交易、物業持有及投資，以及投資活動。

貴公司為擴展業務而需要籌措資金。鑑於現行市況，　貴公司董事認為首項配售、次項配售、可換股票據配售及認購為　貴公司締造良機，藉此進一步籌集營運資金。額外資金將有助　貴公司進一步開拓項目發展之機遇。儘管　貴公司現時並無

特定擴展或投資建議，惟　貴公司將繼續物色投資項目機遇。倘適合之投資機遇出現，所籌得之資金將令　貴公司更具靈活性，並提高其於該投資上之議價能力。

認購、首項配售、次項配售及可換股票據配售毋須互為條件。

II. 認購新合併股份之條款

認購協議載有下述條款：

各訂約方： (1) 貴公司

(2) 認購人

認購協議： 貴公司已有條件同意按每股認購股份0.58港元之價格發行認購股份，而認購人亦已同意按相同價格對認購股份作出認購。

認購價： 認購價為每股認購股份0.58港元（按認購價相當於每股股份0.029港元所計算）。認購股份之總代價為20,300,000港元。此價格乃按公平原則磋商後釐定，並按股份之收市價計算，(i)相等於二零零五年六月三日（　貴公司股份暫停買賣以待刊發該公佈前之交易日）在聯交所所報每股股份收市價0.029港元；(ii)較截至二零零五年六月三日止最後十個交易日在聯交所所報每股股份平均收市價約0.0296港元折讓約2.03%；及(iii)較於最後實際可行日期在聯交所所報每股股份收市價約0.024港元折溢價約20.83%。

權利： 認購股份將與合併股份享有同等地位。

認購股份數目： 將予發行35,000,000股新合併股份（或較小數目之合併股份，據此，於認購協議完成時，認購人、其最終實益擁有人及其聯繫人士以及香港公司收購及合併守則所指之一致行動人士（如有）於　貴公司之總持股量少於　貴公司已發行股本總額30%）（按該批股份相當於700,000,000股股份所計算），佔　貴公司現有已發行股本（即4,021,124,045股股份）約17.41%，另佔　貴公司經發行認購股份所擴大之已發行股本約14.83%。

條件： 認購須待下列條件達成後方始有效：

(i) 股份合併生效；

(ii) 獨立股東於股東特別大會上通過有關批准根據認購協議發行認購股份之決議案；及

(iii) 聯交所上市委員會批准認購股份上市及買賣。

除非各訂約方以書面同意，否則上述條件如未能於二零零五年八月一日前達成，認購協議將告失效。

完成： 認購將於各項條件達成後第三個營業日完成。除非各訂約方書面同意，否則條件如未能於二零零五年八月一日前達成，認購協議將告失效。訂約各方於二零零五年六月二十九日同意將最後完成日期延至二零零五年八月十九日，以便達成該等條件。 貴公司將向聯交所申請批准認購股份上市及買賣。

關連交易： 認購人由 貴公司董事兼主要股東邱深笛女士全資擁有，因此認購人為 貴公司關連人士。根據上市規則，認購協議構成 貴公司之關連交易，並須於股東特別大會上經獨立股東事先批准。

III. 所得款項用途

下表列示首項配售、次項配售(假設全部40,000,000股次項配售股份已獲悉數配售)、可換股票據配售(假設可換股票據已獲悉數配售)及認購之所得款項淨額：

	最高所得款項淨額(約數)	所得款項淨額之分配 投資金額	營運資金
首項配售	10,400,000港元	5,200,000港元	5,200,000港元
次項配售	20,900,000港元	10,450,000港元	10,450,000港元
可換股票據配售	46,600,000港元	23,300,000港元	23,300,000港元
認購	**20,200,000港元**	**10,100,000港元**	**10,100,000港元**
總額	98,100,000港元	49,050,000港元	49,050,000港元

估計上述交易之最高所得款項淨額為98,100,000港元(已計入將支付予配售代理之佣金及其他應計開支合共約2,600,000港元)。 貴公司正嘗試擴展其於新項目之投資(見下文所述)，並正在中國(尤其在內蒙古地區)物色更多擴展有關投資之商機。據此， 貴公司擬動用其中約一半最高所得款項淨額共49,050,000港元，於合適機會出現時及可確定次項配售及可換股票據配售之實際所得款項淨額後撥作投資用途。目前 貴公司正初步探索製造業(包括金屬等原料生產)、旅遊(包括旅行團業務)及貿易業務(包括金屬及鐵礦沙等商品貿易)之商機。然而，假如發現有合適商機， 貴公司亦可能考慮製造、旅遊及貿易以外之行業。餘下一半合共約49,050,000港元款項會撥作一般營運資金(因考慮到 貴公司擴張計劃可能令致 貴公司有較大之一般營運資金需要)。於最後實際可行日期， 貴公司並無物色到特定之投資目標。上述投資不一定會進行。倘若 貴公司並無物色到任何投資項目， 貴公司會將所得款項存於計息賬戶作為現金儲備，直至投資機會出現為止。

據 貴公司所知，概無 貴公司之關連人士向 貴公司提供任何貸款或為 貴公司作出擔保，所得款項不會用於償還貸款或解除擔保之用途。

IV. 認購價

貴公司已於二零零五年六月十三日訂立認購協議、首項配售協議及次項配售協議。認購之認購人乃由 貴公司董事兼主要股東邱深笛女士全資擁有，因此，認購人為 貴公司之關連人士。首項配售股份及次項配售股份將配售予並非為 貴公司關連人士之承配人。

認購之價格、首項配售價及次項配售價：

		每股認購股份之認購價	每股首項配售股份之首項配售價／每股次項配售股份之次項配售價
		0.58港元	0.54港元
	(相當於每股價格)	(0.029港元)	(0.027港元)
	貴公司股份暫停買賣當日以待該公佈發表前之交易日	二零零五年六月三日	二零零五年六月三日
(a)	股份於二零零五年六月三日在聯交所所報之每股收市價	0.029港元	0.029港元
	較股份於二零零五年六月三日在聯交所所報之收市價(折讓)	無	約(6.9%)
(b)	股份於截至二零零五年六月三日止對上十個交易日在聯交所所報之每股平均收市價	約0.0296港元	約0.0296港元
	較股份於截至二零零五年六月三日止對上十個交易日在聯交所所報之每股平均收市價(折讓)	約(2.03%)	約(8.78%)

認購人支付之認購價0.58港元較獨立第三方支付之首項配售價及次項配售價0.54港元高出7.4%。吾等認為，對比首項配售及次項配售，認購人並無根據認購協議獲得優惠價格。

為評估認購之價格是否公平合理，吾等亦已研究近期緊接該公佈發表前對上五十日香港主板上市公司涉及根據認購／配售發行港元新股份之交易，並認定十項該等交易(「可資比較交易」)。下文概述可資比較交易之主要條款。

發行人名稱 (股份代號)	公佈日期	較緊接發表有關公佈前之股份收市價溢價／(折讓)	較緊接發表有關公佈前對上十個交易日之平均股份收市價溢價／(折讓)
華藝銅業控股有限公司(0559)	二零零五年四月二十七日	(14.68)%	(6.34)%
豐德麗控股有限公司(0571)	二零零五年四月二十九日	(4.55)%	(0.47)%
華寶(大中華)投資有限公司(0810)	二零零五年五月三日	1.56%	(0.15)%
人人控股有限公司(0059)	二零零五年五月十七日	(15.8)%	(15.3)%
中華國際控股有限公司(1064)	二零零五年五月十八日	無	(19.35)%
協里控股有限公司(0729)	二零零五年五月十八日	2.6%	(14.35)%
合一投資控股有限公司(0913)	二零零五年五月二十日	(2.38)%	(21.9)%
寶福集團有限公司(0021)	二零零五年五月三十日	33.33%	32.01%
華瀚生物製藥控股有限公司(0587)	二零零五年六月六日	(5.49)%	(4.87)%
凱輝國際實業有限公司(0269)	二零零五年六月七日	(16.7)%	(21.9)%
平均		**(2.21)%**	**(7.26)%**
貴公司	二零零五年六月十三日	無	(2.03)%

從上表所見，吾等注意到(i)較緊接發表可資比較交易之有關公佈前之股份收市價之溢價／折讓介乎溢價33.33%至折讓16.7%(「首項可資比較範圍」)，即平均折讓2.21%；及(ii)較緊接發表可資比較交易之有關公佈前對上十個交易日之平均股份收市價之溢價／折讓介乎溢價32.01%至折讓21.9%(「次項可資比較範圍」)，即平均折讓7.26%。

基於(i)認購價相等於緊接發表　貴公司公佈前股份之收市價，以及較緊接發表　貴公司公佈前對上十個交易日之平均股份收市價折讓2.03%，分別介乎首項可資比較範圍及次項可資比較範圍之內；及(ii)與首項配售及次項配售之承配人比較，認購人並無獲提供優惠價格，故吾等認為認購價對獨立股東而言誠屬公平合理。

V.　認購之影響

有形資產淨值

緊隨認購新合併股份後，　貴公司之未經審核綜合有形資產淨值將增加約20,200,000港元。

由於按　貴公司於二零零四年九月三十日之未經審核綜合賬目計算，認購價大幅低於每股有形資產淨值，故每股有形資產淨值將會下降。

吾等認為，　貴公司之未經審核綜合有形資產淨值增加20,200,000港元符合　貴公司之利益。在考慮到(i)認購價相等於緊接發表　貴公司公佈前股份之收市價，以及較緊接發表　貴公司公佈前最後十個交易日股份之平均收市價折讓2.03%，分別介乎首項比較範圍及次項比較範圍之內；及(ii)與首項配售及次項配售之承配人比較，認購人並無獲提供優惠價格，故吾等認為未經審核每股綜合有形資產淨值於緊隨認購新合併股份後下降，對獨立股東而言誠屬公平合理。

資產負債比率

於認購新合併股份完成後，　貴公司之現金狀況將可改善約20,200,000港元。　貴公司之權益基礎亦將獲得相應增加，使　貴公司之資產負債比率(即負債總額對權益總額之比率)由二零零四年九月三十日約3.18%(即15,500,000港元對487,800,000港元)改善至認購新合併股份完成後約3.05%(即15,500,000港元對

508,000,000港元）。　貴公司擬將其中約一半最高所得款項淨額合共49,050,000港元用作投資，而餘下一半合共約49,050,000港元將撥作一般營運資金。吾等認為，　貴公司之財務狀況將可得到改善。

持股量之攤薄

股東名稱	緊接首項配售、次項配售、認購及可換股票據配售前，但於股份合併後持有之股份數目	緊接首項配售、次項配售、認購及可換股票據配售前，但於股份合併後，佔貴公司全部已發行股本之百分比	緊接首項配售、次項配售及可換股票據配售前，但於股份合併及認購後持有之股份數目	緊接首項配售、次項配售及可換股票據配售前，但於股份合併及認購後，佔貴公司全部已發行股本之百分比	緊隨股份合併、首項配售、認購、次項配售及可換股票據配售後持有之股份數目	緊隨股份合併、首項配售、認購、次項配售及可換股票據配售後，佔貴公司全部已發行股本之百分比
Multiple Wealth International Limited（附註1）	9,615,000	4.78%	9,615,900	4.07%	9,615,900	2.56%
Pacific Rim Investment Management Limited（附註1）	26,730,000	13.30%	26,730,000	11.32%	26,730,000	7.11%
Goodnews Resources Limited（附註2）	–	–	35,000,000	14.83%	35,000,000	9.31%
公眾獨立股東	164,710,302	81.92%	164,710,302	69.78%	164,710,302	43.80%
首項配售、次項配售及可換股票據配售之承配人					140,000,000	37.22%

附註1：

本公司執行董事邱深笛女士全資擁有及控制Red China Holdings Limited及Capital Sun Industries Limited。Capital Sun Industries Limited則全資擁有Future Star Group Limited。Red China Holdings Limited及Future Star Group Limited各持有Mainland Talent Developments Limited之50%已發行股本。Mainland Talent Developments Limited全資擁有Hastings Gold Limited，而後者則分別全資擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited。

附註2：

Goodnews Resources Limited為Greatdeal Investments Limited之全資附屬公司，而邱深笛女士乃全資擁有及控制Greatdeal Investments Limited及Goodnews Resources Limited。

於認購完成後，獨立股東於　貴公司之持股量將被攤薄12.14%，由最後實際可行日期之81.92%攤薄至緊隨認購新合併股份後之69.78%。而於首項配售、次項配售及可換股票據配售完成後，獨立股東於　貴公司之持股量亦將進一步被攤薄25.98%，由最後實際可行日期之69.78%攤薄至43.80%。公眾股東(包括獨立股東及首項配售、次項配售及可換股票據配售之承配人)之持股量將與首項配售、次項配售、可換股票據配售及認購前之水平相若。

緊隨認購後，未經審核每股綜合有形資產淨值亦會下降。然而，誠如上文所述，　貴公司之資產負債比率將由3.18%改善至3.05%，而　貴公司之未經審核綜合有形資產淨值於認購完成後亦告增加，而且認購之價格相當於緊接　貴公司刊發該公佈前之股份收市價，並較緊接　貴公司刊發該公佈前對上十個交易日之平均股份收市價折讓2.03%，以及亦介乎首項可資比較範圍及次項可資比較範圍以內。吾等認為，認購所帶來之攤薄影響對獨立股東而言誠屬公平合理。

貴公司主要股東邱深笛女士(「邱女士」)有意透過認購人對認購股份作出認購，藉以維持其於　貴公司之持股量。吾等贊同董事之意見，認為選擇認購人而非任何其他獨立投資者之決定誠屬公平合理，並符合　貴公司及股東之整體利益，此乃基於：

1. 此舉可向公眾人士表明現有主要股東邱女士對　貴公司之未來充滿信心，並樂意在擴大股本及業務兩方面支持　貴公司；

2. 此舉可讓邱女士維持其作為主要股東之持股量水平，否則將不會再有主要股東；及

3. 現有主要股東邱女士願意以高於獨立投資者支付之首項配售價及次項配售價之價格對認購股份作出認購。

意見

經考慮上述各項主要因素後，尤其為：

(i) 額外資金將可使　貴公司考慮進一步開拓項目發展之機遇；

(ii) 認購協議之條款為一般商業條款；

(iii) 貴公司擬將一半所得款項用作投資及一半用作一般營運資金；

(iv) 認購人支付之認購價0.58港元較首項配售價及次項配售價高出7.4%，對比首項配售及次項配售認購人並無根據認購協議獲得優惠價格；

(v) 認購價之折讓介乎首項可資比較範圍及次項可資比較範圍；

(vi) 貴公司之未經審核綜合有形資產淨值於認購後有所增加，而未經審核每股綜合有形資產淨值於緊隨認購後將會下降；

(vii) 儘管獨立股東於　貴公司之持股量將被攤薄，　貴公司之整體財務狀況及資產負債比率將得到改善；

(viii) 維持主要股東之持股量水平；及

(ix) 主要股東表明對　貴公司之未來充滿信心，並樂意在擴大股本及業務兩方面支持　貴公司

吾等認為認購協議誠屬公平合理，且符合　貴公司及股東之整體利益。

推薦意見

經考慮上述各主要因素後，吾等認為認購協議之各項條款誠屬公平合理，且符合　貴公司及股東之利益。因此，吾等建議獨立董事委員會建議獨立股東投票贊成即將於股東特別大會上提呈之普通決議案，以批准認購協議。

此致

恒盛東方控股有限公司
獨立董事委員會及
獨立股東　台照

代表
文略融資有限公司
董事
梁濟安
謹啟

二零零五年七月四日

1. 責任聲明

本通函所載資料乃遵照上市規則提供有關本集團之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及確信，本通函並無遺漏其他事實，致使本通函所載之任何內容有誤導成份。

2. 權益披露

(a) 董事權益

於最後實際可行日期，董事及本公司之行政總裁於本公司或任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有根據證券及期貨條例第XV部第7及第8分部(包括根據證券及期貨條例有關條文彼等被視為或當作擁有之權益及淡倉)及上市規則附錄十所載上市發行人董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉；或須記入根據證券及期貨條例第352條置存之登記冊內之權益及淡倉如下：

(i) *於股份之長倉*

董事姓名	身份	所持股份數目	概約持股百分比
邱深笛	受控制法團之權益	1,426,918,000 (附註)	35.48%

附註：於最後實際可行日期，Multiple Wealth International Limited(「Multiple Wealth」)及Pacific Rim Investment Management Enterprises Limited(「Pacific Rim」)分別持有本公司192,318,000股及534,600,000股股份。Multiple Wealth及Pacific Rim均為Hastings Gold Limited(「Hastings Gold」)之全資附屬公司，而Hastings Gold則為Mainland Talent Developments Limited(「Mainland Talent」)之全資附屬公司。邱深笛女士全資擁有及控制Red China Holdings Limited(「Red China」)及Capital Sun Industries Limited(「Capital Sun」)。Capital Sun全資擁有Future Star Group Limited(「Future Star」)。Red China及Future Star各佔Mainland Talent 50%已發行股本之權益。Goodnews Resources Limited(「Goodnews」)擁有700,000,000股股份之權益。Goodnews由Greatdeal Investments Limited(「Greatdeal」)全資擁有，而Greatdeal則由邱深笛女士全資擁有。因此，邱深笛女士被視為擁有Multiple Wealth、Pacific Rim及Goodnews持有之1,426,918,000股本公司股份之權益。

(ii) 於本公司股本衍生工具之權益

董事姓名	授出日期	可行使期間	每股認購價	購股權及相關股份數目	佔本公司於最後實際可行日期之已發行股本之百分比
			港元		
鄺維添	二零零四年一月十六日	二零零四年一月十六日至二零零九年一月十五日	0.06	30,000,000 (附註)	0.75%
黎明偉	二零零四年一月十六日	二零零四年一月十六日至二零零九年一月十五日	0.06	30,000,000 (附註)	0.75%
				60,000,000	1.50%

附註： 此等購股權由有關董事作為實益擁有人持有。

除上文所披露者外，概無董事及本公司之行政總裁於本公司或任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有根據證券及期貨條例第XV部第7及第8分部(包括根據證券及期貨條例有關條文彼等被視為或當作擁有之權益及淡倉)及上市規則所載上市發行人董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉；或須記入根據證券及期貨條例第352所置存之登記冊內之權益及淡倉。

(b) 股東權益

於最後實際可行日期，就董事及本公司行政總裁所知，下列人士(董事及本公司行政總裁除外)於股份及相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附有權利可在任何情況下於本集團任何成員公司之股東大會上投票之任何類別已發行股本面值10%或以上之權益。

股東名稱	身份	所持股份數目	概約持股百分比
Mainland Talent	受控制法團之權益	726,918,000 (附註1及2)	18.08%
Capital Sun	受控制法團之權益	726,918,000 (附註1及2)	18.08%
Red China	受控制法團之權益	726,918,000 (附註1及2)	18.08%
Goodnews	實益擁有人	700,000,000 (附註3)	17.41%
Greatdeal	受控制法團之權益	700,000,000 (附註3)	17.41%
邱深笛	受控制法團之權益	1,426,918,000 (附註1、2及3)	35.48%

附註：

1. 於最後實際可行日期，Multiple Wealth及Pacific Rim分別持有本公司192,318,000股及534,600,000股股份，分別佔當日本公司已發行股本約4.78%及13.30%。Multiple Wealth及Pacific Rim均為Hastings Gold之全資附屬公司，而其則為Mainland Talent之全資附屬公司。

2. 邱深笛女士全資擁有及控制Red China及Capital Sun。Capital Sun全資擁有Future Star。Red China 及Future Star各佔Mainland Talent 50%已發行股本之權益。邱深笛女士被視為擁有Multiple Wealth及Pacific Rim合共持有之本公司726,918,000股股份之權益。

3. Goodnews擁有700,000,000股股份之權益。Goodnews由Greatdeal全資擁有，而Greatdeal則由邱深笛女士全資擁有。因此，邱深笛女士於Goodnews所持之本公司700,000,000股股份中擁有權益。

除上文所披露者外，於最後實際可行日期，董事及本公司之行政總裁並不知悉有任何人士(董事及本公司行政總裁除外)，於股份及相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附有權利可在任何情況下於本集團任何成員公司之股東大會上投票之任何類別已發行股本面值10%或以上之權益。

3. 服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂有並非於一年內屆滿或僱主不可於一年內免付賠償（法定賠償除外）而終止之服務合約。

4. 競爭權益

於最後實際可行日期，董事及彼等各自之聯繫人士概無被認為直接或間接於與本集團之業務構成或可能構成競爭之業務中擁有權益，惟該等董事及彼等各自之聯繫人士因獲委任代表本公司及／或本集團之利益而擁有之業務權益除外。

5. 重大不利變動

董事並不知悉本集團之財務或業務狀況自二零零四年三月三十一日（即本集團最近期刊發之經審核賬目編製之日）起至最後實際可行日期之期間有任何重大不利變動。

6. 董事於資產／合約之權益

董事概無於本集團任何成員公司自二零零四年三月三十一日（即本集團最近期刊發之經審核賬目編製之日）以來所購買或出售或租賃，或擬購買、出售或租賃之資產中直接或間接擁有任何權益。

董事概無於對本集團業務而言屬重大且於最後實際可行日期仍然有效之任何合約或安排中擁有重大權益。

7. 專業人士資歷

以下為曾於本通函作出意見或建議之專業人士之資歷：

名稱	資歷
文略融資有限公司	證券及期貨條例下之持牌法團

於最後實際可行日期，文略融資有限公司並無於本公司之股本中擁有實益權益，亦無權認購或提名其他人士認購本集團任何成員公司之證券。文略融資有限公司已就刊發本通函及以本通函所載形式及涵義轉載文略融資有限公司之函件發出書面同意，且迄今並無撤回同意。

8. 一般事項

(i) 就上市規則而言，本公司之秘書為李業華先生，彼為香港之執業律師。

(ii) 就上市規則而言，本公司之合資格會計師為黃國泰先生，彼為香港會計師公會資深會員。

(iii) 本公司之香港股份過戶登記處為秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(iv) 本通函中英文版本如有歧義，概以英文版為準。

9. 備查文件

認購協議之副本可於二零零五年七月四日至二零零五年八月四日止任何營業日之一般辦公時間內，在本公司之辦事處(地址為香港灣仔港灣道23號鷹君中心15樓1501室)以供查閱。



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)
(股份代號：279)

茲通告恒盛東方控股有限公司(「本公司」)謹訂於二零零五年八月四日(星期四)上午九時三十分假座香港北角城市花園道9號城市花園酒店宴會廳3號廳舉行股東特別大會，藉以考慮並酌情通過(不論有否作出修訂)下列決議案：

普通決議案

1. 「**動議**由緊隨本決議案獲通過作為本公司之普通決議案日期後當日起，以及待香港聯合交易所有限公司上市委員會批准本公司因本通函所述股份合併(「股份合併」)所產生每股面值0.20港元之普通股(每股為「合併股份」)上市及買賣後，本公司已發行及未發行股本中每二十(20)股每股面值0.01港元之股份將合併為一(1)股每股面值0.20港元之合併普通股，惟因合併及於合併後產生之任何零碎合併股份將予以彙集出售(如扣除支出後可取得溢價)，而利益歸本公司所有。」

2. 「**動議**待股東特別大會通告所載第1項普通決議案獲通過後，本決議案將於會上提呈：

    (a) 批准本公司與裕豐證券有限公司於二零零五年六月十三日訂立之配售協議(「首項配售協議」)(其註有「A」字樣之副本已提呈大會，並經大會主席簽署以資識別)之條款，內容關於在股份合併後按全面包銷基準向獨立投資者配售20,000,000股每股面值0.20港元之合併股份(「首項配售股份」)，每股首項配售股份作價0.54港元；

    (b) 批准發行及配發首項配售股份，並授權本公司任何一名董事發行首項配售股份，以及代表本公司簽署或簽立任何其他文件或安排或契據，以及在彼認為必要或權宜情況下作出其他事宜及採取一切行動以促使首項配售協議生效。」

3. 「**動議**待股東特別大會通告所載第1項普通決議案獲通過後，本決議案將於會上提呈：

   (a) 批准本公司與裕豐證券有限公司於二零零五年六月十三日訂立之配售協議(「次項配售協議」)(其註有「B」字樣之副本已提呈大會，並經大會主席簽署以資識別)之條款，內容關於在股份合併後按盡力基準向獨立投資者配售最多達40,000,000股每股面值0.20港元之合併股份(「次項配售股份」)，每股次項配售股份作價0.54港元；

   (b) 批准發行及配發次項配售股份，並授權本公司任何一名董事發行次項配售股份，以及代表本公司簽署或簽立任何其他文件或安排或契據，以及在彼認為必要或權宜情況下作出其他事宜及採取一切行動以促使次項配售協議生效。」

4. 「**動議**待股東特別大會通告所載第1項普通決議案獲通過後，本決議案將於會上提呈：

   (a) 批准本公司與裕豐證券有限公司(「配售代理」)於二零零五年六月十三日訂立之可換股票據配售協議(「可換股票據配售協議」)(其註有「C」字樣之副本已提呈大會，並經大會主席簽署以資識別)之條款，內容關於由配售代理按盡力基準最多分八批向獨立投資者配售本金額最多達48,000,000港元之本公司可換股票據(「可換股票據」)；

   (b) 批准根據可換股票據配售協議之條款及條件，增設及發行可按初步換股價每股合併股份0.60港元(可予調整)轉換為本公司合併股份之可換股票據，並批准於可換股票據所附換股權不時獲正式行使後，根據及遵照可換股票據之條款及條件配發及發行合併股份；及

   (c) 授權本公司任何一名董事發行可換股票據及因可換股票據所附換股權獲行使而將予配發及發行之合併股份，以及代表本公司簽署或簽立任何其他文件或安排或契據，以及在彼認為必要或權宜情況下作出其他事宜及採取一切行動以促使可換股票據配售協議生效。」

5. 「**動議**待股東特別大會通告所載第1項普通決議案獲通過後，本決議案將於會上提呈：

   (a) 批准本公司與Goodnews Resources Limited(「認購人」)於二零零五年六月十三日訂立之認購協議(「認購協議」)(其註有「D」字樣之副本已提呈大會，並經大會主席簽署以資識別)之條款，內容關於認購人在股份合併後認購35,000,000股合併股份(「認購股份」)(或較少數目之合併股份，據此，於認購協議完成時，認購人、其最終實益擁有人及其聯繫人士以及香港公司收購及合併守則所指之一致行動人士(如有)於本公司之總持股量少於本公司已發行股本總額30%)；

   (b) 批准發行及配發認購股份，並授權本公司任何一名董事發行認購股份，以及代表本公司簽署或簽立任何其他文件或安排或契據，以及在彼認為必要或權宜情況下作出其他事宜及採取一切行動以促使認購協議生效。」

特別決議案

6. 「**動議**由本決議案獲通過作為恒盛東方控股有限公司之特別決議案當日起，將本公司之名稱更改為「INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED(內蒙發展(控股)有限公司)」。」

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零五年七月四日

附註：

1. 代表委任表格必須由委任人或獲其書面授權之代理人親筆簽署，方為有效；委任人如為公司，則代表委任表格須加蓋公司印鑑或經由高級職員或獲正式授權人士親筆簽署後，方為有效。

2. 凡有權出席大會並於會上投票之本公司任何股東，均有權委任另一名人士為其受委代表，代其出席及投票。根據本公司之組織章程細則獲正式委任之受委代表有權在大會上舉手投票。於以股數投票表決時，股東亦可親身或委派受委代表投票。受委代表毋須為本公司股東。股東可委任超過一名受委代表出席同一次大會。

3. 委任受委代表之文據及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或續會或以股數投票表決(視情況而定)指定舉行時間48小時前送達本公司之香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，該等文據所委任之人士才有權投票，如未依上列指示送交有關文據，代表委任表格即不被視為有效。

4. 倘為任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派受委代表出席大會就有關該等股份投票，猶如其為唯一有權投票者；惟倘多於一名聯名持有人親身或委派受委代表出席大會，則只有在股東名冊上就該等股份排名首位之持有人方有權就該等股份投票。

Notes:

1. To be valid, the instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney authorised in writing or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

2. Any member of the Company entitled to attend and vote at the meeting shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy duly appointed pursuant to the articles of association of the Company is entitled to vote on a show of hands at the meeting. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's share registrar in Hong Kong, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or the adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

4. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

5. **"THAT,** subject to the passing of the ordinary resolution numbered 1 as set out in the notice convening the extraordinary general meeting at which this Resolution is proposed:

   (a) the terms of the subscription agreement dated 13th June, 2005 (the "Subscription Agreement") entered into between the Company and Goodnews Resources Limited (the "Subscriber") (a copy of which has been produced to the meeting and marked "D" and signed for the purpose of identification by the Chairman of the meeting) in relation to the subscription by the Subscriber of 35,000,000 Consolidated Shares (the "Subscription Shares") (or such smaller number of Consolidated Shares such that on completion of the Subscription Agreement, the aggregate shareholding of the Subscriber, its ultimate beneficial owners and its associates and parties acting in concert with it for the purposes of the Hong Kong Code on Takeovers and Mergers (if any) in respect of the Company is less than 30% of the total issued share capital of the Company) after the Share Consolidation, be and is hereby approved;

   (b) that the issue and allotment of the Subscription Shares be and is hereby approved and any one director of the Company be and is hereby authorised to issue the Subscription Shares and to sign or execute such other documents or agreements or deeds on behalf of the Company and to do such other things and to take all such actions as he or she considers necessary or desirable for the purposes of giving effect to the Subscription Agreement."

SPECIAL RESOLUTION

6. **"THAT** with effect from the day of this resolution is passed as a special resolution of Hansom Eastern (Holdings) Limited, the name of the Company be changed to "INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED (內蒙發展(控股)有限公司)"."

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 4th July, 2005

3. **"THAT**, subject to the passing of the ordinary resolution numbered 1 as set out in the notice convening the extraordinary general meeting at which this Resolution is proposed:

   (a) the terms of the placing agreement dated 13th June, 2005 (the "Second Placing Agreement") entered into between the Company and Uni-Alpha Securities Limited (a copy of which has been produced to the meeting and marked "B" and signed for the purpose of identification by the Chairman of the meeting) in relation to the placing of up to 40,000,000 Consolidated Shares of HK$0.20 each (the "Second Placing Shares") after the Share Consolidation, on a best efforts basis to independent investors at a price of HK$0.54 per Second Placing Share be and is hereby approved;

   (b) that the issue and allotment of the Second Placing Shares be and is hereby approved and any one director of the Company be and is hereby authorised to issue the Second Placing Shares and to sign or execute such other documents or agreements or deeds on behalf of the Company and to do such other things and to take all such actions as he or she considers necessary or desirable for the purposes of giving effect to the Second Placing Agreement."

4. **"THAT,** subject to the passing of the ordinary resolution numbered 1 as set out in the notice convening the extraordinary general meeting at which this Resolution is proposed:

   (a) the terms of the convertible notes placing agreement dated 13th June, 2005 (the "Convertible Notes Placing Agreement") entered into between the Company and Uni-Alpha Securities Limited (the "Placing Agent") (a copy of which has been produced to the meeting and marked "C" and signed for the purpose of identification by the Chairman of the meeting) in relation to the placing of convertible notes of the Company (the "Convertible Notes") of up to the principal amount of HK$48,000,000 by the Placing Agent, in up to eight separate tranches, on a best efforts basis to independent investors be and is hereby approved;

   (b) that the creation and issue of the Convertible Notes convertible into Consolidated Shares of the Company at an initial conversion price, subject to adjustment, of HK$0.60 per Consolidated Share in accordance with the terms and conditions contained in the Convertible Notes Placing Agreement be and is hereby approved and that upon due exercise of the conversion rights attached to the Convertible Notes from time to time, the allotment and issue of the Consolidated Shares pursuant to and in accordance with the terms and conditions of the Convertible Notes be and are hereby approved; and

   (c) any one director of the Company be and is hereby authorised to issue the Convertible Notes and the Consolidated Shares to be allotted and issued upon the exercise of conversion rights attached to the Convertible Notes and to sign or execute such other documents or agreements or deeds on behalf of the Company and to do such other things and to take all such actions as he or she considers necessary or desirable for the purposes of giving effect to the Convertible Notes Placing Agreement."



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of Hansom Eastern (Holdings) Limited (the "Company") will be held at Function Room III, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong on Thursday, 4th August, 2005 at 9:30 a.m. for the following purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

ORDINARY RESOLUTIONS

1. "**THAT** with effect from the day immediately following the day this resolution is passed as an ordinary resolution of the Company and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting a listing and permission to deal in the ordinary shares of HK$0.20 each of the Company (each a "Consolidated Share") arising from the share consolidation (the "Share Consolidation") referred to herein, every twenty (20) shares of HK$0.01 each in the issued and unissued share capital of the Company be consolidated into one (1) consolidated ordinary share of HK$0.20 each provided that any fractional entitlements to a Consolidated Share that would arise from and upon such consolidation shall be aggregated and sold, (if a premium, net of expenses, can be obtained), for the benefit of the Company."

2. "**THAT,** subject to the passing of the ordinary resolution numbered 1 as set out in the notice convening the extraordinary general meeting at which this Resolution is proposed:

   (a) the terms of the placing agreement dated 13th June, 2005 (the "First Placing Agreement") entered into between the Company and Uni-Alpha Securities Limited (a copy of which has been produced to the meeting and marked "A" and signed for the purpose of identification by the Chairman of the meeting) in relation to the placing of 20,000,000 Consolidated Shares of HK$0.20 each (the "First Placing Shares") after the Share Consolidation, on a fully underwritten basis to independent investors at a price of HK$0.54 per First Placing Share be and is hereby approved;

   (b) that the issue and allotment of the First Placing Shares be and is hereby approved and any one director of the Company be and is hereby authorised to issue the First Placing Shares and to sign or execute such other documents or agreements or deeds on behalf of the Company and to do such other things and to take all such actions as he or she considers necessary or desirable for the purposes of giving effect to the First Placing Agreement."

8. GENERAL

(i) The secretary of the Company for the purpose of the Listing Rules is Mr. Lee Yip Wah, Peter who is a practising solicitor in Hong Kong.

(ii) The qualified accountant of the Company for the purpose of the Listing Rules is Mr. Wong Kwok Tai. He is a fellow member of the Hong Kong Institute of Certified Public Accountants.

(iii) The share registrar of the Company in Hong Kong is Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(iv) The English version of this circular shall prevail over the Chinese text.

9. DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the Subscription Agreement will be available for inspection at the office of the Company at Suite 1501, 15/F., Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong during normal business hours on any business day from 4th July, 2005 until 4th August, 2005.

3. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered into or proposed to enter into any service contracts with any member of the Group which does not expire or is determinable by the employer within one year without payment of compensation (other than statutory compensation).

4. COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors and his/her respective associates was considered to have an interest in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group other than those businesses to which the Directors and his/her associates were appointed to represent the interests of the Company and/or the Group.

5. MATERIAL ADVERSE CHANGE

None of the Directors are aware of any material adverse change in the financial or trading position of the Group since 31st March, 2004, being the date to which the latest published audited accounts of the Group have been made up to the Latest Practicable Date.

6. DIRECTORS' INTEREST IN ASSETS/CONTRACTS

None of the Directors has any direct or indirect interest in any assets which have, since 31st March, 2004, being the date of the latest published audited accounts of the Group, been acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

None of the Directors was materially interested in any contract or arrangement which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

7. QUALIFICATIONS OF EXPERT

The following is the qualifications of the expert who has given opinions or advice which are contained in this circular:

Name	Qualifications
Menlo Capital Limited	A licensed corporation under the SFO

As at the Latest Practicable Date, Menlo Capital Limited is not beneficially interested in the share capital of the Company or have any right to subscribe for or to nominate persons to subscribe for securities in any member of the Group. Menlo Capital Limited has given and has not withdrawn their written consent to the issue of the circular with the letter of Menlo Capital Limited included in the form and context in which it is included.

Name of Shareholder	Capacity	Number of Shares	Approximate % of shareholding
Mainland Talent	Interest of controlled corporation	726,918,000 *(Notes 1 & 2)*	18.08%
Capital Sun	Interest of controlled corporation	726,918,000 *(Notes 1 & 2)*	18.08%
Red China	Interest of controlled corporation	726,918,000 *(Notes 1 & 2)*	18.08%
Goodnews	Beneficial owner	700,000,000 *(Note 3)*	17.41%
Greatdeal	Interest of controlled corporation	700,000,000 *(Note 3)*	17.41%
Yau Shum Tek, Cindy	Interest of controlled corporation	1,426,918,000 *(Notes 1, 2 & 3)*	35.48%

Note:

1. As at the Latest Practicable Date, Multiple Wealth and Pacific Rim held 192,318,000 and 534,600,000 Shares of the Company, representing approximately 4.78% and 13.30% of the issued share capital of the Company at that date, respectively. Multiple Wealth and Pacific Rim are wholly-owned subsidiaries of Hastings Gold, which in turn, is a wholly-owned subsidiary of Mainland Talent.

2. Ms. Yau Shum Tek, Cindy wholly owns and controls Red China and Capital Sun. Capital Sun wholly owns Future Star. Each of Red China and Future Star is interested in 50% of the issued share capital of Mainland Talent. Ms. Yau Shum Tek, Cindy is deemed to be interested in a total of 726,918,000 Shares of the Company held by Multiple Wealth and Pacific Rim.

3. Goodnews is interested in 700,000,000 Shares. Goodnews is wholly-owned by Greatdeal which in turn is wholly-owned by Ms. Yau Shum Tek, Cindy. Accordingly, Ms. Yau Shum Tek, Cindy is deemed to be interested in the 700,000,000 Shares of the Company held by Goodnews.

Save as disclosed above, the Directors and the chief executives of the Company are not aware that there is any person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at a general meeting of any other member of the Group.

(ii) Interests in equity derivatives of the Company

Name of director	Date of grant	Exercisable period	Subscription price per share *HK$*	Number of share options and underlying shares	Percentage of the Company's issued share capital at Latest Practicable Date
Kwong Wai Tim, William	16.1.2004	16.1.2004 to 15.1.2009	0.06	30,000,000 *(Note)*	0.75%
Lai Ming Wai	16.1.2004	16.1.2004 to 15.1.2009	0.06	30,000,000 *(Note)*	0.75%
				60,000,000	1.50%

Note: These share options were held by the relevant directors as beneficial owners.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executives of the Company had any interests and short positions in the Shares, underlying Shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), the Model Code for Securities Transactions by Directors of Listed Issuers and which were required to be entered into the register required to be kept under section 352 of the SFO.

(b) Interests of Shareholders

As at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, the following persons (other than a Director or chief executive of the Company) had an interest or short position in the Shares and underlying Shares which fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who are, directly or indirectly interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at a general meeting of any member of the Group.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained herein the omission of which would make any statement contained in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests of Directors

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 of the Listing Rules and which were required to be entered into the register required to be kept under section 352 of the SFO were as follows:–

(i) Long positions in Shares

Name of director	Capacity	Number of Shares	Approximate % of shareholding
Yau Shum Tek, Cindy	Interest of controlled corporation	1,426,918,000 *(Note)*	35.48%

Note: As at the Latest Practicable Date, Multiple Wealth International Limited ("Multiple Wealth") and Pacific Rim Investment Management Enterprises Limited ("Pacific Rim") held 192,318,000 Shares and 534,600,000 Shares of the Company, respectively. Multiple Wealth and Pacific Rim are wholly-owned subsidiaries of Hastings Gold Limited ("Hastings Gold"), which in turn, is a wholly-owned subsidiary of Mainland Talent Developments Limited ("Mainland Talent"). Ms. Yau Shum Tek, Cindy wholly owns and controls Red China Holdings Limited ("Red China") and Capital Sun Industries Limited ("Capital Sun"). Capital Sun wholly owns Future Star Group Limited ("Future Star"). Each of Red China and Future Star is interested in 50% of the issued share capital of Mainland Talent. Goodnews Resources Limited ("Goodnews") is interested in 700,000,000 Shares. Goodnews is wholly-owned by Greatdeal Investments Limited ("Greatdeal") which in turn is wholly-owned by Ms. Yau Shum Tek, Cindy. Accordingly, Ms. Yau Shum Tek, Cindy is deemed to be interested in a total of 1,426,918,000 Shares of the Company held by Multiple Wealth, Pacific Rim and Goodnews.

3. the existing substantial Shareholder, Ms. Yau, is willing to subscribe the Subscription Shares at a price higher than First Placing Price and the Second Placing Price for independent investors.

OPINION

Having taken into consideration of the above principal factors and reasons, in particular:

(i) the additional funds will enable the Company to consider further expansion in project development opportunities;

(ii) the terms of the Subscription Agreement are on normal commercial terms;

(iii) the Company intends to utilize about half of the proceeds for investments and half used as general working capital;

(iv) the Subscription price being HK$0.58 for the Subscriber is 7.4% higher than the First Placing Price and the Second Placing Price and there is no preferential price offered to the Subscriber under the Subscription Agreement as compared with that of the First Placing and the Second Placing;

(v) the discounts of Subscription price are within the First Comparable Range and the Second Comparable Range;

(vi) the increase of the unaudited consolidated net tangible asset value of the Company after the Subscription and decrease of the unaudited consolidated net tangible asset value per Share immediately after the Subscription; and

(vii) the improvement in the overall financial position and the gearing ratio of the Company despite the dilution of the shareholding of the Independent Shareholders in the Company;

(viii) the maintenance of the shareholding level of the substantial Shareholder; and

(ix) the demonstration of the confidence in the future of the Company and the willingness to support the Company in both the equity and business expansion by the substantial Shareholder

we consider that the Subscription Agreement is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

RECOMMENDATION

Taking into consideration of the above principal factors, we are of the view that the respective terms of the Subscription Agreement are fair and reasonable so far as the interests of the Company and the Shareholders are concerned. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Subscription Agreement.

Yours faithfully,
For and on behalf of
Menlo Capital Limited
Michael Leung
Director

Note 1:

Ms. Yau Shum Tek, Cindy, an executive director of the Company, wholly owns and controls Red China Holdings Limited and Capital Sun Industries Limited. Capital Sun Industries Limited wholly owns Future Star Group Limited. Each of Red China Holdings Limited and Future Star Group Limited holds 50% of the issued share capital of Mainland Talent Developments Limited. Mainland Talent Developments Limited wholly owns Hastings Gold Limited which in turn wholly owns each of Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

Note 2:

Goodnews Resources Limited is a wholly-owned subsidiary of Greatdeal Investments Limited and Ms. Yau Shum Tek, Cindy wholly owns and controls Greatdeal Investments Limited and Goodnews Resources Limited.

There will be a dilution of the shareholding of the Independent Shareholders in the Company by 12.14% upon completion of the Subscription from 81.92% shareholding as at the Latest Practicable Date to 69.78% shareholding immediately after the Subscription of new Consolidated Shares. And there will be a further dilution of the shareholding of the existing Independent Shareholders in the Company by further 25.98% upon completion of the First Placing, the Second Placing and the Convertible Notes Placing from 69.78% shareholding as at the Latest Practicable Date to 43.80%. The shareholding of the public Shareholders, including the Independent Shareholders and the placees of the First Placing, the Second Placing and the Convertible Notes Placing, will be at the level similar as before the First Placing, the Second Placing, the Convertible Notes Placing and the Subscription.

There will be a decrease of the unaudited consolidated net tangible asset value per Share immediately after the Subscription. However, as mentioned above, there is an improvement of gearing ratio of the Company from 3.18% to 3.05%, an increase in the unaudited consolidated net tangible asset value of the Company after completion of the Subscription and the price of the Subscription is equivalent to the closing share price immediately prior to the release of the Company's announcement and at a discount 2.03% to the average closing share prices for the last ten trading days immediately prior to the release of the Company's announcement which are within the First Comparable Range and the Second Comparable Range respectively. We are of the view that the dilution of the Subscription is fair and reasonable to the Independent Shareholders.

Ms. Yau Shum Tek ("Ms. Yau"), the substantial shareholder of the Company, would like to subscribe the Subscription Shares through the Subscriber in order to maintain her shareholding in the Company. We share with the view of the Directors that the decision of choosing the Subscriber instead of any other independent investor is fair and reasonable and in the interests of the Company and the Shareholders as a whole that:

1. it will show to the public that the existing substantial Shareholder, Ms. Yau, has confidence in the future of the Company and is willing to support the Company in both the equity and business expansion;

2. it will allow the existing substantial Shareholder, Ms. Yau, to maintain her shareholding level as the substantial Shareholder. Otherwise, there will be no substantial Shareholder; and

approximately HK$49,050,000 for investments and the remaining half of an aggregate of approximately HK$49,050,000 will be used as general working capital. We are of the view that the Company will be placed in a better financial position.

Dilution of Shareholding

Name of Shareholders	No. of shares held immediately before the First Placing, the Second Placing, the Subscription and the Convertible Notes Placing but after the Share Consolidation	Percentage of the entire issued share capital of the Company immediately before the First Placing, the Second Placing, the Subscription and the Convertible Notes Placing but after the Share Consolidation	No. of shares held immediately before the First Placing, the Second Placing and the Convertible Notes Placing but after the Share Consolidation and the Subscription	Percentage of the entire issued share capital of the Company immediately before the First Placing, the Second Placing, and the Convertible Notes Placing but after the Share Consolidation and the Subscription	No. of shares held immediately after the Share Consolidation, the First Placing, the Subscription, the Second Placing and the Convertible Notes Placing	Percentage of the entire issued share capital of the Company immediately after the Share Consolidation, the First Placing, the Subscription, the Second Placing, and the Convertible Notes Placing
Multiple Wealth International Limited *(Note 1)*	9,615,900	4.78%	9,615,900	4.07%	9,615,900	2.56%
Pacific Rim Investment Management Limited *(Note 1)*	26,730,000	13.30%	26,730,000	11.32%	26,730,000	7.11%
Goodnews Resources Limited *(Note 2)*	–	–	35,000,000	14.83%	35,000,000	9.31%
Public Independent shareholders	164,710,302	81.92%	164,710,302	69.78%	164,710,302	43.80%
Placees of the First Placing, the Second Placing and the Convertible Notes Placing					140,000,000	37.22%

As can be seen from the above table, we note that (i) the premium/discounts to the closing share prices immediately prior to the release of the relevant announcement of the Comparables ranged from a premium of 33.33% to a discount of 16.7% (the "First Comparable Range") with an average at a discount of 2.21%; and (ii) the premium/discounts to the average closing share prices for the last ten trading days immediately prior to the release of the relevant announcement of the Comparables ranged from a premium of 32.01% to a discount of 21.9% (the "Second Comparable Range") with an average at a discount of 7.26%.

We consider that the Subscription Price is fair and reasonable so far as the Independent Shareholders are concerned, given that (i) the price of the Subscription is equivalent to the closing share price immediately prior to the release of the Company's announcement and at a discount 2.03% to the average closing share prices for the last ten trading days immediately prior to the release of the Company's announcement which are within the First Comparable Range and the Second Comparable Range respectively; and (ii) there is no preferential price offered to the Subscriber as compared with the placees of the First Placing and Second Placing.

V. The effects of the Subscription

Net tangible assets

The unaudited consolidated net tangible assets of the Company will be increased by approximately HK20,200,000 immediately after the Subscription of new Consolidated Shares.

The net tangible asset value per Share will be decreased as the subscription price is being substantially below the net tangible asset value per Share, based on the unaudited consolidated accounts of the Company as at 30th September, 2004.

We consider that the increase of the unaudited consolidated net tangible assets of the Company by HK$20.2 million is in the interests of the Company. We are of the view that the decrease in unaudited consolidated net tangible asset value per Share immediately after the Subscription of new Consolidated Shares is fair and reasonable to the Independent Shareholders with consideration that (i) the price of the Subscription is equivalent to the closing price immediately prior to the release of the Company's announcement and at a discount of 2.03% to the average closing share prices for the last ten trading days immediately prior to the release of the Company's announcement which are within the First Comparable Range and the Second Comparable Range respectively; and (ii) there is no preferential price offered to the Subscriber as compared with the placees of the First Placing and Second Placing.

Gearing ratio

Upon completion of the Subscription of new Consolidated Shares, the cash position of the Company will be improved by approximately HK$20.2 million. The equity base of the Company will be increased by the same amount resulting in an improvement in the gearing ratio (expressed as total liabilities to total equity) of the Company from approximately 3.18% (being HK$ 15.5 million to HK$487.8 million) as at 30th September, 2004 to approximately 3.05% (being HK$ 15.5 million to HK$508.0 million) after completion of the Subscription of new Consolidated Shares. The Company intends to utilize about half of the maximum net proceeds of an aggregate of

In order to assess the fairness and reasonableness of the price of the Subscription, we have also looked into the recent transactions in the last fifty days immediately prior to the release of the Announcement involving the issues of new shares under subscription/placing denominated in Hong Kong dollars conducted by the main board listed companies in Hong Kong and have identified 10 such transactions (the "Comparables"). Set out below is a summary key terms of the Comparables.

Name of the issuer (Stock code)	Announcement date	Premium/ (Discounts) to the closing share price immediately prior to the release of the relevant announcement	Premium/ (Discounts) to the average closing share price for the last ten trading days immediately prior to the release of the relevant announcement
Hua Yi Copper Holdings Ltd (0559)	27/04/2005	(14.68)%	(6.34)%
eSun Holdings Ltd (0571)	29/04/2005	(4.55)%	(0.47)%
China Treasure (Greater China) Investments Ltd (0810)	03/05/2005	1.56%	(0.15)%
Renren Holdings Ltd (0059)	17/05/2005	(15.8)%	(15.3)%
Zhong Hua International Holdings Ltd (1064)	18/05/2005	NIL	(19.35)%
Gorient (Holdings) Ltd (0729)	18/05/2005	2.6%	(14.35)%
Unity Investments Holding Ltd (0913)	20/05/2005	(2.38)%	(21.9)%
Beauforte Investors Corporation Ltd (0021)	30/05/2005	33.33%	32.01%
Hua Han Bio-pharmaceutical Holdings Ltd (0587)	06/06/2005	(5.49)%	(4.87)%
Seapower Resources International Ltd (0269)	07/06/2005	(16.7)%	(21.9)%
Average		**(2.21)%**	**(7.26)%**
The Company	13/06/2005	NIL	(2.03)%

IV. The Subscription Price

The Company has on 13th June, 2005 entered into the Subscription Agreement as well as the First Placing Agreement and the Second Placing Agreement. The Subscriber of the Subscription is wholly owned by Ms. Yau Shum Tek, Cindy, a director and a substantial shareholder of the Company, the Subscriber is therefore a Connected Person of the Company. The First Placing Shares and the Second Placing Shares are to be placed to placees who are not Connected Persons of the Company.

The price for the Subscription, First Placing Price and the Second Placing Price represent:

		Subscription price per Subscription Share	First Placing Price per First Placing Share/Second Placing Price per Second Placing Share
		HK$0.58	HK$0.54
	(equivalent to per Share price)	(HK$0.029)	(HK$0.027)
	the trading day before the date of suspension of dealings in shares of the Company pending the issue of the Announcement	3rd June, 2005	3rd June, 2005
(a)	the closing price per Share quoted on the Stock Exchange on 3rd June, 2005,	HK$0.029	HK$0.029
	(Discount) to closing price for the Share quoted on the Stock Exchange on 3rd June, 2005	Nil	Approximately (6.9%)
(b)	the average closing price per Share as quoted on the Stock Exchange for the last ten trading days of the Shares ended on 3rd June, 2005.	Approximately HK$0.0296	Approximately HK$0.0296
	(Discount) to the average closing price per Share as quoted on the Stock Exchange for the last ten trading days of the Shares ended on 3rd June, 2005	Approximately (2.03%)	Approximately (8.78%)

The Subscription Price being HK$0.58 for the Subscriber is 7.4% higher than both the First Placing Price and the Second Placing Price being HK$0.54 for independent third parties. We are of the view that there is no preferential price offered to the Subscriber under the Subscription Agreement as compared with that of the First Placing and the Second Placing.

III. Use of Proceeds

Set out below is a table showing the net proceeds from the First Placing, the Second Placing (assuming that all the 40,000,000 Second Placing Shares are fully placed), the Convertible Notes Placing (assuming that Convertible Notes are fully placed) and the Subscription:

	Maximum Net Proceeds (approximate)	**Allocation of Net Proceeds**	
		Investment	**Working Capital**
First Placing	HK$10,400,000	HK$5,200,000	HK$5,200,000
Second Placing	HK$20,900,000	HK$10,450,000	HK$10,450,000
Convertible Notes Placing	HK$46,600,000	HK$23,300,000	HK$23,300,000
Subscription	**HK$20,200,000**	**HK$10,100,000**	**HK$10,100,000**
Total	HK$98,100,000	HK$49,050,000	HK$49,050,000

The estimate maximum net proceeds from the above transactions of HK$98,100,000 (after taking into account of the commission to be paid to the Placing Agent and other accrual expenses of approximately HK$2,600,000 in aggregate). The Company is seeking to expand in its investments in new projects as described below and is looking for further opportunities in the PRC (in particular, the Inner Mongolia Region) for such expansion. Accordingly, the Company intends to utilize about half of the maximum net proceeds of an aggregate of approximately HK$49,050,000 for investments as described below if and when suitable opportunities arise and after the actual amount of net proceeds from the Second Placing and the Convertible Notes Placing could be ascertained. At the moment, the Company is preliminarily looking into investment opportunities in the manufacturing (including production of raw materials including metals), travel (including tourism operations) and trading (including trading of commodities such as metals and iron ores) sectors. However, the Company may also look at industries other than the manufacturing, travel and trading if there are suitable opportunities. The remaining half of an aggregate of approximately HK$49,050,000 will be used as general working capital (taking into account that greater general working capital may be required by the Company resulting from the expansion plans of the Company). As at the Latest Practicable Date, no particular investment targets have been identified by the Company. The investments referred to above, may or may not proceed. If no investments are identified by the Company, the Company will deposit the proceeds in interest bearing accounts as cash reserve until investment opportunities arise.

As far as the Company is aware, none of the Connected Persons of the Company have provided any loans to or guarantees in favour of the Company and the use of proceeds will not be used to repay or release any loans or guarantees.

Condition: The Subscription is conditional upon:–

(i) the Share Consolidation becoming effective;

(ii) the passing of the relevant resolution at the EGM by Independent Shareholders to approve the issue of the Subscription Shares pursuant to the Subscription Agreement; and

(iii) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Subscription Shares.

The Subscription Agreement will lapse if the conditions set out above are not satisfied by 1st August, 2005 unless the parties agree otherwise in writing.

Completion: The Subscription is to be completed on the third business day after satisfaction of the conditions. The Subscription Agreement will lapse if the conditions are not satisfied by 1st August, 2005 unless the parties agree otherwise in writing. The parties have on 29th June, 2005 agreed to extend the longstop date for fulfillment of the conditions to 19th August, 2005. Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares.

Connected Transaction: The Subscriber is wholly owned by Ms. Yau Shum Tek, Cindy, a director and a substantial shareholder of the Company. The Subscriber is therefore a Connected Person of the Company. The Subscription Agreement constitutes a connected transaction for the Company under the Listing Rules. The prior approval of the Independent Shareholders at the EGM is required.

Company continues to seek investment project opportunities. Should a suitable investment opportunity arise, the funding obtained could give the Company greater flexibility and improve its bargaining powers with respect to such investment.

The Subscription, the First Placing, the Second Placing and the Convertible Notes Placing are not inter conditional.

II. Terms of the Subscription of new Consolidated Shares

The Subscription Agreement contains the terms described below:

Parties:

(1) The Company

(2) The Subscriber

The Subscription Agreement: The Company has conditionally agreed to issue and the Subscriber has agreed to subscribe the Subscription Shares at a price of HK$0.58 per Subscription Share.

Subscription Price: The Subscription Price is HK$0.58 per Subscription Share (on the basis that it is equivalent to HK$0.029 per Share). The total consideration for the Subscription Shares is HK$20,300,000. This price was agreed after arm's length negotiations and based on the closing price of the Shares and represents (i) the closing price of HK$0.029 per Share quoted on the Stock Exchange on 3rd June 2005, the trading day before the date of suspension of dealings in shares of the Company pending the issue of the Announcement; (ii) a discount of approximately 2.03% to the average closing price per Share of approximately HK$0.0296 per Share as quoted on the Stock Exchange for the last ten trading days of the Shares ended on 3rd June 2005; and (iii) a premium of approximately 20.83% to the closing price per Share of approximately HK$0.024 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

Rights: The Subscription Shares will on issue rank equally with the Consolidated Shares.

Number of Subscription Shares: 35,000,000 new Consolidated Shares (or such smaller number of Consolidated Shares such that on completion of the Subscription Agreement, the aggregate shareholding of the Subscriber, its ultimate beneficial owners and its associates and parties acting in concert with it for the purposes of the Hong Kong Code on Takeovers and Mergers (if any) in respect of the Company is less than 30% of the total issued share capital of the Company) are to be issued (on the basis that they are equivalent to 700,000,000 Shares), representing approximately 17.41% of the existing issued share capital of the Company of 4,021,124,045 Shares and approximately 14.83% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares.

Menlo Capital is not beneficially interested in the share capital of the Company or having any right to subscribe for or to nominate persons to subscribe for securities in any member of the Group and is independent under the Listing Rules.

In formulating our opinion, we have relied on the statements, information, opinions and representations contained in the Circular and the information and representations provided to us by the Directors and management of the Company. We have assumed that all information, representations and opinions contained or referred to in the Circular and all information, representations and opinions which have been provided by the Directors or management of the Company for which they are solely responsible, are true and accurate at the time they were made and will continue to be accurate at the date of the despatch of the Circular.

We consider that we have been provided with sufficient information on which to form a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any fact or circumstance which would render the information provided and representations and opinions made to us untrue, inaccurate or misleading. Having made all reasonable enquiries, the Directors have further confirmed that, to the best of their knowledge, they believe there are no other facts or representations the omission of which would make any statement in the Circular, including this letter, misleading. We have not, however, carried out any independent verification of the information provided by the Directors and management of the Company, nor have we conducted an independent investigation into the business and affairs of the Company.

PRINCIPAL FACTORS TAKEN INTO ACCOUNT

The Company has on 13th June, 2005 entered into the Subscription Agreement, the First Placing Agreement, the Second Placing Agreement and the Convertible Notes Placing Agreement. We are appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Subscription Agreement. Therefore, we mainly focus on the reasons, the use of proceeds, the terms and the effect of the Subscription. However, we also analyze the Subscription in conjunction with the First Placing, the Second Placing and the Convertible Notes Placing under certain sections in this letter.

In arriving at our advice to the Independent Board Committee and the Independent Shareholders in respect of the Subscription of new Consolidated Shares, we have taken the following principal factors and reasons into consideration:

I. Reasons for the Subscription

The Company is engaged in the business of provision of finance, trading of securities, property holding and investment and investment activities.

The Company needs to raise funds for its expansion. In view of the current market conditions, the directors of the Company consider that the First Placing, the Second Placing, the Convertible Notes Placing and the Subscription represent a good opportunity to raise further working capital for the Company. The additional funds will enable the Company to consider further expansion in project development opportunities. Although at present, the Company has no specific expansion or investment proposals, the

The following is the text of a letter from Menlo Capital in connection with the advice to the Independent Board Committee and Independent Shareholders on the Subscription of new Consolidated Shares which has been prepared for the purpose of inclusion in this circular:


MENLO CAPITAL

Menlo Capital Limited
Room 505, Nan Fung Tower
173 Des Voeux Road, Central
Hong Kong

4th July, 2005

To the Independent Board Committee and
the Independent Shareholders of
Hansom Eastern (Holdings) Limited

Dear Sirs,

CONNECTED TRANSACTION IN RELATION TO THE SUBSCRIPTION AGREEMENT

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness, so far as the Independent Shareholders is concerned, and whether it is in the interest of the Company and the Shareholders as a whole in respect of the Subscription Agreement, details of which are set out in the letter from the Board (the "Board Letter") contained in the circular of the Company dated 4th July, 2005 (the "Circular") of which this letter forms part. Terms defined in the Circular shall have the same meanings in this letter unless the context otherwise requires.

The Company has entered into the conditional Subscription Agreement with the Subscriber, pursuant to which the Company agrees to issue and the Subscriber agrees to subscribe for the 35,000,000 Subscription Shares at a consideration of HK$0.58, subject to the conditions of the Subscription Agreement being fulfilled. The 35,000,000 Subscription Shares (equivalent to 700,000,000 Shares) represents 17.41% of the existing issued share capital of the Company of 4,021,124,045 Shares and approximately 14.83% of the Company's issued share capital as enlarged by the issue of the Subscription Shares. The Subscriber is wholly owned by Ms. Yau Shum Tek, Cindy, a director and a substantial shareholder of the Company. Accordingly, the Subscription Agreement constitutes a connected transaction for the Company under the Listing Rules, and requires the prior approval of the Independent Shareholders at the EGM at which Ms. Yau Shum Tak, Cindy, the Subscriber or any of their associates (as defined in the Listing Rules) will abstain from voting.



HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

To the Independent Shareholders 4th July, 2005

Dear Sir or Madam,

SUBSCRIPTION OF NEW CONSOLIDATED SHARES

We refer to the circular of the Company to the Shareholders dated 4th July, 2005 (the "Circular"), of which this letter forms part. Terms defined herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

The Independent Board Committee has been established to give a recommendation to the Independent Shareholders in respect of the Subscription Agreement. Menlo Capital Limited has been appointed as the independent financial adviser to advise us in connection with the Subscription Agreement. Details of its advice, together with the principal factors and reasons taken into account in arriving at such advice, are set out in their letter on pages 25 to 35 of the Circular.

Your attention is also drawn to the "Letter from the Board" on pages 6 to 23 of the Circular and the additional information set out in the appendix to the Circular.

Having taken into account the terms of the Subscription Agreement, the interests of the Independent Shareholders and the advice of Menlo Capital Limited, we consider that the terms of the Subscription Agreement are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve, among others, the Subscription Agreement.

Yours faithfully,
For and on behalf of
The Independent Board Committee
Kwong Kai Sing, Benny, Lam Ping Cheung and Lo Ming Chi, Charles
Independent Non-executive Directors

EXTRAORDINARY GENERAL MEETING

Notice of the EGM is set out on pages 41 to 44 of this circular. A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM in person, you should complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's share registrar in Hong Kong, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof, should you so wish.

ADDITIONAL INFORMATION

Your attention is also drawn to the letter advice from the Independent Board Committee and the letter from Menlo Capital containing its advice to the Independent Board Committee in relation to the Subscription Agreement set out on page 24 and pages 25 to 35 of this circular respectively.

Your attention is also drawn to the additional information set out in the appendix to this circular and the notice of the EGM.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Further announcement will be made by the Company in relation to the free exchange for new share certificates under the new name of the Company and trading arrangements after the change of name becomes effective. A further announcement will also be made by the Company in respect to the change of stock short name of the Company.

PROCEDURE FOR DEMANDING A POLL

At the EGM each resolution put to the vote at the meeting will be decided on a show of hands unless it is required by the Listing Rules that votes be taken by way of a poll or a poll is (before or on the declaration of the result of the show of hands) demanded:–

(a) by the chairman of the EGM; or

(b) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the EGM; or

(c) by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the EGM; or

(d) by any Shareholder or Shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the EGM being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

GENERAL

The Directors of the Company consider the terms of the First Placing Agreement, Second Placing Agreement and the Convertible Notes Placing Agreement and the proposed Share Consolidation to be fair and reasonable and in the interests of the Company and the Shareholders as a whole and so recommend Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM.

All the executive directors of the Company consider the terms of the Subscription Agreement to be fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Independent Board Committee, having taken into account the advice of Menlo Capital, considers that the terms of the Subscription Agreement are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Subscription Agreement.

The Directors consider the proposed change of name of the Company is in the interests of the Company and the Shareholders as a whole and so recommend Shareholders to vote in favour of the proposed resolution at the EGM to approve the change of the Company's name.

Note 1:

Ms. Yau Shum Tek, Cindy, an executive director of the Company, wholly owns and controls Red China Holdings Limited and Capital Sun Industries Limited. Capital Sun Industries Limited wholly owns Future Star Group Limited. Each of Red China Holdings Limited and Future Star Group Limited holds 50% of the issued share capital of Mainland Talent Developments Limited. Mainland Talent Developments Limited wholly owns Hastings Gold Limited which in turn wholly owns each of Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

Note 2:

Goodnews Resources Limited is a wholly-owned subsidiary of Greatdeal Investments Limited and Ms. Yau Shum Tek, Cindy wholly owns and controls Greatdeal Investments Limited and Goodnews Resources Limited.

Assuming that all the Second Placing Shares and the Convertible Notes are fully placed and subscribed, the aggregate of the First Placing Shares, the Second Placing Shares, the Conversion Shares to be issued upon full conversion of the Convertible Notes at the Initial Conversion Price and the Subscription Shares represent 46.54% of the Company's issued share capital as enlarged by the issue of those shares.

As at the Latest Practicable Date, the Company has outstanding Share Options for 60,000,000 Shares. The Company does not have any outstanding warrants, or securities convertible or exchangeable into Shares.

FUND RAISING ACTIVITY IN THE PAST 12 MONTHS

The Company has placed 300,000,000 new shares at HK$0.04 per Share, as referred to in the Company's announcement dated 7th January, 2005. The net proceeds of the placing was approximately HK$11.6 million. The proceeds were intended to be used and have been used for general working capital.

Save as mentioned above, the Company has not engaged in any fund raising activities in the past twelve months from the Latest Practicable Date.

CHANGE OF NAME OF THE COMPANY

It is proposed that the Company's name be changed from "HANSOM EASTERN (HOLDINGS) LIMITED (恒盛東方控股有限公司)" to "INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED (內蒙發展(控股)有限公司)". The proposed new name of the Company has been reserved and the Registrar of Companies in the Cayman Islands has approved the Chinese translation of the new name.

The proposed change of name is subject to the passing of a special resolution by the Shareholders at the EGM.

The Directors consider that the new name of the Company will better reflect the future focus of the Company's investments, in which the Company will be looking at investments opportunities in the PRC, especially, in the Inner Mongolia region.

Dealings in the Shares represented by existing certificates will cease after 4:00 p.m. on 8th September, 2005. Existing share certificates will only be valid for delivery and settlement in respect of dealings for the period up to 4:00 p.m. on 8th September, 2005 and thereafter will not be acceptable for dealing purposes. However, existing certificates for Shares will continue to be evidence of title to the shares held in the Company on the basis of twenty (20) Shares for one (1) Consolidated Share.

Application for Listing: The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Placing Shares, the Consolidated Shares and the Consolidated Shares falling to be issued upon exercise of the Share Options.

Authorised Share Capital: Upon the Share Consolidation becoming effective, the authorised share capital of the Company is HK$2,000,000,000 divided into 10,000,000,000 Consolidated Shares of HK$0.20 each.

Subject to the granting of listing of, and permission to deal in, the Consolidated Shares on the Stock Exchange, the Consolidated Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Consolidated Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

EFFECT ON SHAREHOLDING STRUCTURE

The existing and enlarged shareholding structure of the Company immediately before and after the Share Consolidation, the issue of the First Placing Shares, the Second Placing Shares, the Subscription Shares and the issue of the Conversion Shares (assuming that the Second Placing Shares and the Convertible Notes were fully placed and full conversion of the Convertible Notes and that there are no other changes in the issued share capital of the Company) are set out below:

Name of Shareholders	No. of shares held at the date of the Announcement	Percentage of the entire issued share capital of the Company at the date of the Announcement	No. of shares held immediately before the First Placing, the Second Placing, the Subscription and the Convertible Notes Placing but after the Share Consolidation	Percentage of the entire issued share capital of the Company immediately before the First Placing, the Second Placing, the Subscription and the Convertible Notes Placing but after the Share Consolidation	No. of shares held immediately before the Second Placing, the Subscription and the Convertible Notes Placing but after the Share Consolidation and the First Placing	Percentage of the entire issued share capital of the Company immediately before the Second Placing, the Subscription and the Convertible Notes Placing but after the Share Consolidation and the First Placing	No. of shares held immediately before the Second Placing and the Convertible Notes Placing but after the Share Consolidation, the First Placing and the Subscription	Percentage of the entire issued share capital of the Company immediately before the Second Placing and the Convertible Notes Placing but after the Share Consolidation, the First Placing and the Subscription	No. of shares held immediately before the Convertible Notes Placing but after the Share Consolidation, the First Placing, the Subscription and the Second Placing	Percentage of the entire issued share capital of the Company immediately before the Convertible Notes Placing but after the Share Consolidation, the First Placing, the Subscription and the Second Placing	No. of shares held immediately after the Share Consolidation, the First Placing, the Subscription, the Second Placing and the Convertible Notes Placing	Percentage of the entire issued share capital of the Company immediately after the Share Consolidation, the First Placing, the Subscription, the Second Placing, and the Convertible Notes Placing
Multiple Wealth International Limited *(Note 1)*	192,318,000	4.78%	9,615,900	4.78%	9,615,900	4.35%	9,615,900	3.75%	9,615,900	3.25%	9,615,900	2.56%
Pacific Rim Investment Management Limited *(Note 1)*	534,600,000	13.30%	26,730,000	13.30%	26,730,000	12.09%	26,730,000	10.44%	26,730,000	9.03%	26,730,000	7.11%
Goodnews Resources Limited *(Note 2)*	-	-	-	-	-	-	35,000,000	13.67%	35,000,000	11.82%	35,000,000	9.31%
Public	3,294,206,045	81.92%	164,710,302	81.92%	184,710,302	83.56%	184,710,302	72.14%	224,710,302	75.90%	304,710,302	81.02%

Free Exchange of Certificates for Shares and Trading Arrangement:

Subject to the Share Consolidation becoming effective on 5th August, 2005, parallel trading arrangements will be established with the Stock Exchange and the arrangement proposed for the Consolidated Shares are expected to be as follows:

(a) With effect from 9:30 a.m. on 5th August, 2005, a temporary counter for trading in the Consolidated Shares in board lots of 100 Consolidated Shares (in the form of existing red colour share certificates) will be established and only red colour share certificates can be traded at this counter. Each red colour share certificate for the Shares will be valid for settlement and delivery for trading transacted at this counter on the basis of twenty (20) Shares for one new Consolidated Share. The existing counter for trading in the Shares in board lots of 2,000 Shares will be temporarily closed effective from 9:30 a.m. on 5th August, 2005;

(b) with effect from 9:30 a.m. on 19th August, 2005, the existing counter will be re-opened and will become a counter for trading in the Consolidated Shares in board lots of 4,000 Consolidated Shares in the form of new blue colour share certificates. Only new blue colour share certificates can be traded at this counter;

(c) parallel trading will be permitted from 19th August, 2005 to 8th September, 2005, both days inclusive, at the counters mentioned in (a) and (b) above; and

(d) the temporary counter for trading in the Consolidated Shares in board lots of 100 Consolidated Shares in the form of existing red colour share certificates will be removed after 4:00 p.m. on 8th September, 2005.

Subject to the Share Consolidation becoming effective, Shareholders may, during business hours from 5th August, 2005 to 15th September, 2005 (both dates inclusive), submit their existing red colour certificates for the Shares to the Company's share registrar in Hong Kong, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, in exchange for new blue colour certificates for the Consolidated Shares (on the basis of every twenty (20) Shares for one (1) Consolidated Share) free of charge. Thereafter, existing share certificates for Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new certificate issued for the Consolidated Shares or each old share certificate submitted (whichever is greater).

Reasons for the Share Consolidation: As the proposed Share Consolidation will increase the nominal value of the shares of the Company and it is expected that the trading price of the shares of the Company will also increase, the Directors consider that the proposed Share Consolidation will make the shares of the Company more attractive to investors and is beneficial to the Company for its future fund-raising activities. The trading costs of the Consolidated Shares of the Company will also be reduced as a result of the Share Consolidation.

The Share Consolidation will not in itself, alter the underlying assets, business, operations, management or financial position of the Company except for the payment of related expenses in connection with the Share Consolidation.

Odd Lots Arrangements: In order to alleviate the difficulties arising from the existence of odd lots of the Consolidated Shares, Uni-Alpha Securities Limited has been appointed by the Company, to act as its agent to match, on a "best effort" basis, the sale and purchase of odd lots of Consolidated Shares from the Share Consolidation during the period from 5th August, 2005 to 8th September, 2005, both days inclusive. Uni-Alpha Securities Limited and its ultimate beneficial owners are independent of the Company and the Connected Persons of the Company. Such arrangement is to facilitate Shareholders who wish to acquire odd lots of Consolidated Shares to make up a full board lot, or to dispose of their holdings of odd lots of Consolidated Shares. Holders of the Consolidated Shares in odd lots may, directly or through their brokers, contact Uni-Alpha Securities Limited during such period. The address of Uni-Alpha Securities Limited is Room 1201-2, 12/F., Fook Lee Commercial Centre, 33 Lockhart Road, Wanchai, Hong Kong and the contact person is Mr. Dave Ngan at (852) 2846 4200. Shareholders should note that successful matching of the sale and purchase of odd lots of the Consolidated Shares is not guaranteed.

Fractional Consolidated Shares: Any fraction of Consolidated Shares that arises from the Share Consolidation will be aggregated and sold (if a premium, net of expenses, can be obtained) for the benefit of the Company.

Ranking: The Consolidated Shares will rank pari passu in all respect with each other.

Board Lot Size: The board lot of the Consolidated Shares will be changed from 2,000 Shares to 4,000 Consolidated Shares. Based on the closing price of HK$0.024 per Share as at the Latest Practicable Date, the value of a board lot of Consolidated Share is HK$1,920.

Reasons for change of board lot size: The change of board lot size is proposed after taking into account of the dilution effects of the First Placing, the Second Placing, the Convertible Notes Placing and the Subscription.

REASONS FOR THE FIRST PLACING, THE SECOND PLACING, THE CONVERTIBLE NOTES PLACING AND THE SUBSCRIPTION

The Company is engaged in the business of provision of finance, trading of securities, property holding and investment and investment activities.

The Company needs to raise funds for its expansion. In view of the current market conditions, the Directors consider that the First Placing, the Second Placing, the Convertible Notes Placing and the Subscription represent a good opportunity to raise further working capital for the Company. The First Placing, the Second Placing and the Convertible Notes Placing also enable the Company to broaden its shareholder and capital base. The additional funds will enable the Company to consider further expansion in project development opportunities. Although at present, the Company has no specific expansion or investment proposals, the Company continues to seek investment project opportunities. Should a suitable investment opportunity arise, the funding obtained could give the Company greater flexibility and improve its bargaining powers with respect to such investment.

The First Placing, the Second Placing, the Convertible Notes Placing and the Subscription are not inter conditional.

SHARE CONSOLIDATION

Share Consolidation: It is proposed that, subject to the conditions set out below, every twenty (20) Shares in the issued and unissued ordinary share capital of the Company will be consolidated into one (1) Consolidated Share of HK$0.20.

As at the Latest Practicable Date, there were 4,021,124,045 Shares in issue. On the basis of such issued share capital only, there will be 201,056,202 Consolidated Shares in issue following the Share Consolidation (assuming that there are no changes in the share capital of the Company, from the Latest Practicable Date and up to the effective date of the Share Consolidation).

Conditions of the Share Consolidation: The Share Consolidation will be conditional upon:–

(i) the passing at the EGM of an ordinary resolution approving the Share Consolidation; and

(ii) the Listing Committee of the Stock Exchange granting listing of, and permission to deal, in the Consolidated Shares and the Consolidated Shares falling to be issued upon exercise of the rights attaching to the Share Options.

the Subscription Agreement. Menlo Capital, has been appointed the independent financial adviser to advise the Independent Board Committee. Menlo Capital and its ultimate beneficial owners are independent of the Company and the Connected Persons of the Company. A copy of the letter of Menlo Capital is set out on pages 25 to 35.

USE OF PROCEEDS

Set out below is a table showing the net proceeds from the First Placing, the Second Placing (assuming that all the 40,000,000 Second Placing Shares are fully placed), the Convertible Notes Placing (assuming that Convertible Notes are fully placed) and the Subscription:

	Maximum Net Proceeds (approximate)	Allocation of Net Proceeds	
		Investment	Working Capital
First Placing	HK$10,400,000	HK$5,200,000	HK$5,200,000
Second Placing	HK$20,900,000	HK$10,450,000	HK$10,450,000
Convertible Notes Placing	HK$46,600,000	HK$23,300,000	HK$23,300,000
Subscription	HK$20,200,000	HK$10,100,000	HK$10,100,000
Total	**HK$98,100,000**	**HK$49,050,000**	**HK$49,050,000**

The estimate maximum net proceeds from the above transactions of HK$98,100,000 (after taking into account of the commission to be paid to the Placing Agent and other accrual expenses of approximately HK$2,600,000 in aggregate). The Company is seeking to expand in its investments in new projects as described below and is looking for further opportunities in the PRC (in particular, the Inner Mongolia Region) for such expansion. Accordingly, the Company intends to utilize about half of the maximum net proceeds of an aggregate of approximately HK$49,050,000 for investments as described below if and when suitable opportunities arise and after the actual amount of net proceeds from the Second Placing and the Convertible Notes Placing could be ascertained. At the moment, the Company is preliminarily looking into investment opportunities in the manufacturing (including production of raw materials including metals), travel (including tourism operations) and trading (including trading of commodities such as metals and iron ores) sectors. However, the Company may also look at other industries if there are suitable opportunities. The remaining half of an aggregate of approximately HK$49,050,000 will be used as general working capital (taking into account that greater general working capital may be required by the Company resulting from the expansion plans of the Company). As at the Latest Practicable Date, no particular investment targets have been identified by the Company. The investments referred to above, may or may not proceed. If no investments are identified by the Company, the Company will deposit the proceeds in interest bearing accounts as cash reserve until investment opportunities arise.

As far as the Company is aware, none of the Connected Persons of the Company have provided any loans to or guarantees in favour of the Company and the use of proceeds will not be used to repay or release any loans or guarantees.

Rights: The Subscription Shares will on issue rank equally with the Consolidated Shares.

Number of Subscription Shares: 35,000,000 new Consolidated Shares (or such smaller number of Consolidated Shares such that on completion of the Subscription Agreement, the aggregate shareholding of the Subscriber, its ultimate beneficial owners and its associates and parties acting in concert with it for the purposes of the Hong Kong Code on Takeovers and Mergers (if any) in respect of the Company is less than 30% of the total issued share capital of the Company) are to be issued (on the basis that they are equivalent to 700,000,000 Shares), representing approximately 17.41% of the existing issued share capital of the Company of 4,021,124,045 Shares and approximately 14.83% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares.

Conditions: The Subscription is conditional upon:–

(i) the Share Consolidation becoming effective;

(ii) the passing of the relevant resolution at the EGM by Independent Shareholders to approve the issue of the Subscription Shares pursuant to the Subscription Agreement; and

(iii) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Subscription Shares.

The Subscription Agreement will lapse if the conditions set out above are not satisfied by 1st August, 2005 unless the parties agree otherwise in writing.

Completion: The Subscription is to be completed on the third business day after satisfaction of the conditions. The Subscription Agreement will lapse if the conditions are not satisfied by 1st August, 2005 unless the parties agree otherwise in writing. The parties have on 29th June, 2005 agreed to extend the longstop date for fulfilment of the conditions to 19th August, 2005. Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares.

Connected Transaction: The Subscriber is wholly owned by Ms. Yau Shum Tek, Cindy, a director and a substantial shareholder of the Company, the Subscriber is therefore a Connected Person of the Company. The Subscription Agreement constitutes a connected transaction for the Company under rule 14A.13 and requires, pursuant to rule 14A.18 of the Listing Rules, the prior approval of the Independent Shareholders at the EGM by poll. Ms. Yau Shum Tek, Cindy, the Subscriber or any of their associates will abstain from voting in any of the meeting of the Company in relation to the Subscription Agreement. An Independent Board Committee comprising of Mr. Kwong Kai Sing, Benny, Mr. Lam Ping Cheung and Mr. Lo Ming Chi, Charles has been set up to advise Independent Shareholders about

"Forced Conversion Notice"). If any of the holders of the Convertible Notes fails to exercise the conversion rights under the Convertible Notes then outstanding within that seven days period, then such conversion rights shall lapse at the end of that period and the noteholder shall have no further conversion rights whatsoever.

Voting: A holder of the Convertible Notes will not be entitled to receive notice of, attend or vote at any meeting of the Company by reason only of it being a holder of the Convertible Notes.

Listing: No application will be made for the listing of the Convertible Notes on the Stock Exchange or any other stock exchange. An application will be made by the Company for the listing of, and permission to deal in, the Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Convertible Notes.

Ranking: The Conversion Shares to be issued as a result of the exercise of the conversion rights to the Convertible Notes will rank pari passu in all respects with all other Consolidated Shares outstanding at the date of conversion of the Convertible Notes.

SUBSCRIPTION AGREEMENT

The Subscription Agreement dated 13th June, 2005 contains the terms described below:

Parties: (1) The Company

(2) The Subscriber

The Subscription Agreement: The Company has conditionally agreed to issue and the Subscriber has agreed to subscribe the Subscription Shares at a price of HK$0.58 per Subscription Share.

Subscription Price: The Subscription Price is HK$0.58 per Subscription Share (on the basis that it is equivalent to HK$0.029 per Share). The total consideration for the Subscription Shares is HK$20,300,000. This price was agreed after arm's length negotiations and based on the closing price of the Shares and represents (i) the closing price of HK$0.029 per Share quoted on the Stock Exchange on 3rd June, 2005, the trading day before the date of suspension of dealings in shares of the Company pending the issue of the Announcement; (ii) a discount of approximately 2.03% to the average closing price per Share of approximately HK$0.0296 per Share as quoted on the Stock Exchange for the last ten trading days of the Shares ended on 3rd June, 2005; and (iii) a premium of approximately 20.83% to the closing price per Share of approximately HK$0.024 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

Principal terms of the Convertible Notes

The following describes certain of the principal terms of the Convertible Notes:

Aggregate principal amount of the Convertible Notes:	Up to HK$48,000,000
Initial Conversion Price:	HK$0.60 per Conversion Share, subject to adjustments in certain events, including, among other things, share consolidation, share subdivision, capitalisation issue, capital distribution and rights issue.
Interest rate:	2.5 percent per annum payable in accrual on a yearly basis
Maturity Date:	The date immediately preceding the second anniversary of the date of issue of the respective tranche of Convertible Notes (the "Maturity Date"). On Maturity Date, all of the remaining outstanding Convertible Notes will be redeemed by the Company at a premium of 112% of the outstanding principal amount of the Convertible Notes.
Transferability:	The Convertible Notes may only be transferred if the transfer is approved by the Company and in particular, the Convertible Notes may not be transferred to a Connected Person of the Company without the prior written consent of the Company.
Conversion Period:	Subject to the issue of the Forced Conversion Notice (as described below), a holder of Convertible Notes shall have the right to convert the whole or any part (in denominations of HK$600,000 or integral multiples thereof) of the outstanding principal amount of its Convertible Notes at any time from the date of issue thereof at the Initial Conversion Price (subject to adjustments) up to (and excluding) the commencement of the 7 (seven) calendar days period ending on (and including) the Maturity Date. The conversion rights shall not in any event be exerciseable at any time when the conversion price is less than the par value of the shares of the Company. If the closing price per Share on each of any three consecutive trading days on the Stock Exchange exceeds HK$1.00 (subject to adjustment for consolidation or sub-division), the Company may within 3 (three) business days following (and excluding) the last day of such three trading days in its sole discretion elect that the exercise of the conversion rights under the Convertible Notes then outstanding (if and to the extent not exercised) to be made within the 7 (seven) calendar days (or such long period of time as the Company may specify in the Forced Conversion Notice) immediately following the date of a notice given in writing by the Company to the holders of the Convertible Notes (the

Convertible Notes Conditions Precedent: The issue of any of the first tranche of the Convertible Notes is conditional upon:–

(i) the Share Consolidation becoming effective;

(ii) the passing of the relevant resolution at the EGM by the Shareholders to approve the Convertible Notes Placing Agreement, the issue of the Convertible Notes and the issue of the Conversion Shares upon the conversion of the Convertible Notes.

The Convertible Notes Placing Agreement will lapse if the conditions set out above are not satisfied by 1st August, 2005 unless the parties agree otherwise in writing. The parties have on 29th June, 2005 agreed to extend the longstop date to 19th August, 2005.

Conditions for the issue of each tranche of Convertible Notes: In addition to the fulfilment of the Convertible Notes Conditions Precedent, completion of each tranche of Convertible Notes shall be conditional upon:–

(i) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which the Company does not reasonably object) listing of and permission to deal in the Conversion Shares in respect of such tranche of Convertible Notes;

(ii) the Company not having received any objection from the Stock Exchange to the issue of such tranche of Convertible Notes.

If the conditions for a tranche of Convertible Notes set out above are not fulfilled within 14 days from the date of notification of the Placing Agent that the Placing Agent has procured subscribers for such tranche of Convertible Notes or such other date as the parties may agree in writing, then the obligations of parties in respect of the issue of such tranche of Convertible Notes will lapse. Each notification of the Placing Agent, once given, is irrevocable, unless agreed to by both parties in writing. Further announcement will be made by the Company for the issue of each tranche of Convertible Notes.

Conversion Shares: Assuming all the HK$48,000,000 Convertible Notes under the Convertible Notes Placing are successfully placed by the Placing Agent, upon full conversion of the HK$48,000,000 Convertible Notes at the Initial Conversion Price, a total of 80,000,000 Conversion Shares (on the basis that they are equivalent to 1,600,000,000 Shares prior to the Share Consolidation becoming effective) will be issued, representing approximately 39.79% of the existing issued share capital of the Company of 4,021,124,045 Shares and approximately 28.46% of the Company's issued share capital as enlarged by the issue of the Conversion Shares at the Initial Conversion Price.

THE CONVERTIBLE NOTES PLACING

The Convertible Notes Placing Agreement dated 13th June, 2005 contains the terms set out below:

Issuer: The Company

The Convertible Notes Placing Agreement: On 13th June 2005, the Company entered into the Convertible Notes Placing Agreement with the Placing Agent, pursuant to which the Placing Agent will procure, on a best efforts basis, placees to subscribe by cash for the Convertible Notes up to the principal amount of HK$48,000,000 during the Convertible Notes Placing Period.

The Company has agreed that the Placing Agent may, at any time during the Convertible Notes Placing Period, procure subscribers for the Convertible Notes in up to eight separate tranches. The Convertible Notes Placing Agreement requires that the principal amount of the Convertible Notes comprised in each tranche must be HK$6,000,000 or more and the maximum aggregate principal amount of the Notes for all tranches must not exceed HK$48,000,000.

Placing Agent: The Placing Agent will receive a placement commission of 2.25% on the gross proceeds of Convertible Notes placed under the Convertible Notes Placing.

Placees: The Placing Agent will use its reasonable endeavours to ensure that the Convertible Notes are to be placed to not less than six placees (which may be independent individuals, corporate and/or institutional investors) who are not Connected Persons of the Company for each tranche of Convertible Notes. If there are less than six subscribers for a tranche of Convertible Notes, the Company will comply with the applicable disclosure requirements of the Listing Rules.

Conversion Price: The initial conversion price of HK$0.60 per Conversion Shares (on the basis that it is equivalent to HK$0.03 per Share) was arrived at after arm's length negotiation between the Company and the Placing Agent represents (i) a premium of approximately 3.45% to the closing price of HK$0.029 per Share quoted on the Stock Exchange on 3rd June, 2005, the trading day before the date of suspension of dealings in shares of the Company pending the issue of the Announcement; (ii) a premium of approximately 1.35% to the average closing price per Share of approximately HK$0.0296 per Share as quoted on the Stock Exchange for the last ten trading days of the Shares ended on 3rd June, 2005; and (iii) a premium of approximately 25% to the closing price per Share of approximately HK$0.024 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

Placing Price: The Second Placing Price is HK$0.54 per Second Placing Share and on the basis that it is equivalent to HK$0.027 per Share, this price represents (i) a discount of approximately 6.9% to the closing price of HK$0.029 per Share quoted on the Stock Exchange on 3rd June, 2005, the trading day before the date of suspension of dealings in shares of the Company pending the issue of the Announcement; (ii) a discount of approximately 8.78% to the average closing price per Share of approximately HK$0.0296 per Share as quoted on the Stock Exchange for the last ten trading days of the Shares ended on 3rd June, 2005; and (iii) a premium of approximately 12.5% to the closing price per Share of approximately HK$0.024 per Share as quoted on the Stock Exchange on the Latest Practicable Date. The net placing price per Second Placing Share is approximately HK$0.52 per Second Placing Share and is equivalent to approximately HK$0.026 per Share. The expenses of the Second Placing will be borne by the Company. This price was agreed after arm's length negotiations.

Rights: The Second Placing Shares will on issue rank equally with the Consolidated Shares.

Number of Placing Shares: Assuming that the 40,000,000 Second Placing Shares are fully placed (on the basis that they are equivalent to 800,000,000 existing Shares), they represent approximately 19.89% of the existing issued share capital of the Company of 4,021,124,045 Shares and approximately 16.59% of the issued share capital of the Company as enlarged by the Second Placing Shares.

Conditions Precedent: The Second Placing is conditional upon:–

(i) the Share Consolidation becoming effective;

(ii) the passing of the relevant resolution at the EGM by the Shareholders to approve the Second Placing Agreement and the issue of the Second Placing Shares pursuant to the Second Placing Agreement; and

(iii) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Second Placing Shares.

The Second Placing Agreement will lapse if the conditions set out above are not satisfied by the expiry of the Second Placing Period unless the parties agree otherwise in writing.

Completion: The Second Placing is to be completed on the third business day after satisfaction of the conditions precedent. The Second Placing Agreement will lapse if the conditions precedent are not satisfied by the expiry of the Second Placing Period unless the parties agree otherwise in writing. Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Second Placing Shares.

(d) the trading of the shares of the Company on the Stock Exchange has been suspended for more than five consecutive business days after 13th June, 2005 other than for the clearance of the Announcement.

The directors of the Company were not aware of the occurrence of any of such events as at the Latest Practicable Date.

Completion: The First Placing is to be completed on the third business day after satisfaction of the conditions precedent. The First Placing Agreement will lapse if the conditions precedent are not satisfied by 19th August, 2005 unless the parties agree otherwise in writing. Accordingly, assuming that the conditions precedent of the First Placing are satisfied by 19th August, 2005, the First Placing is expected to be completed not later than 24th August, 2005.

Application will be made to the Stock Exchange for the listing of, and permission to deal in, the First Placing Shares.

THE SECOND PLACING

The Second Placing Agreement dated 13th June, 2005 contains the terms set out below:

Parties:

(1) The Company

(2) The Placing Agent

The Second Placing Agreement: The Company has conditionally agreed to place, through the Placing Agent, up to 40,000,000 Second Placing Shares in the share capital of the Company on a best efforts basis, during the Second Placing Period (or such other period as the parties may agree in writing), to independent investors at a price of HK$0.54 per Second Placing Share.

Placing Agent: The Placing Agent will receive a placement commission of 2.25% on the gross proceeds of Second Placing Shares placed under the Second Placing.

Placees: The Second Placing Shares are to be placed to not less than six placees (which may be independent individuals, corporate and/or institutional investors) who are not Connected Persons of the Company. The Company expects that no placee will become a substantial shareholder as a result of the Second Placing.

Number of First Placing Shares: 20,000,000 new Consolidated Shares are to be placed (on the basis that they are equivalent to 400,000,000 Shares), representing approximately 9.95% of the existing issued share capital of the Company of 4,021,124,045 Shares and approximately 9.05% of the issued share capital of the Company as enlarged by the First Placing Shares. The issue of First Placing Shares are fully underwritten by the Placing Agent.

Conditions Precedent: The First Placing is conditional upon:–

(i) the Share Consolidation becoming effective;

(ii) the passing of the relevant resolution at the EGM by the Shareholders to approve the First Placing Agreement and the issue of the First Placing Shares pursuant to the First Placing Agreement; and

(iii) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the First Placing Shares.

The First Placing Agreement will lapse if the conditions set out above are not satisfied by 1st August, 2005 unless the parties agree otherwise in writing. On 29th June, 2005, the parties agreed in writing to extend the longstop date to 19th August, 2005.

Force Majeure: The First Placing is subject to termination on the occurrence of certain events at any time before 9:00 a.m. on the date of completion of the First Placing Agreement, including:

(a) any change in national, international, financial, exchange control, industrial, legal, regulatory, licensing, political, economic or market conditions in the PRC and Hong Kong which in reasonable opinion of the Placing Agent would be materially adverse to the business or trading and financial position of the Company and/or its subsidiaries taken as a whole or is or would be materially adverse in the context of the First Placing; or

(b) any breach of the warranties, representations and undertakings given by the Company in the First Placing Agreement and such breach is considered by the Placing Agent on reasonable grounds to be material in the context of the First Placing; or

(c) any material change (whether or not forming part of a series of changes) in market conditions in Hong Kong which in the reasonable opinion of the Placing Agent would materially and prejudicially affect the First Placing or makes it inadvisable or inexpedient for the First Placing to proceed; or

THE FIRST PLACING

The First Placing Agreement dated 13th June, 2005, contains the terms set out below:

Parties: (1) The Company

(2) The Placing Agent

The First Placing Agreement: The Company has conditionally agreed to place, through the Placing Agent, 20,000,000 First Placing Shares in the share capital of the Company on a fully underwritten basis to independent investors at a price of HK$0.54 per First Placing Share.

Placing Agent: Uni-Alpha Securities Limited is the placing agent for the First Placing. The Placing Agent will receive a placement commission of 2.25% on the gross proceeds of the First Placing. To the best of the Director's knowledge, information and belief having made all reasonable enquiry, the Placing Agent and its ultimate beneficial owner are third parties independent of the Company and are not Connected Persons of the Company.

Placees: The First Placing Shares are to be placed to not less than six placees (which may be independent individuals, corporate and/or institutional investors) who are not Connected Persons of the Company. The Company expects that no placee will become a substantial shareholder as a result of the First Placing.

Placing Price: The First Placing Price is HK$0.54 per First Placing Share and on the basis that it is equivalent to HK$0.027 per Share, this price represents (i) a discount of approximately 6.9% to the closing price of HK$0.029 per Share quoted on the Stock Exchange on 3rd June, 2005, the trading day before the date of suspension of dealings in shares of the Company pending the issue of the Announcement; (ii) a discount of approximately 8.78% to the average closing price per Share of approximately HK$0.0296 per Share as quoted on the Stock Exchange for the last ten trading days of the Shares ended on 3rd June, 2005; and (iii) a premium of approximately 12.5% to the closing price per Share of approximately HK$0.024 per Share as quoted on the Stock Exchange on the Latest Practicable Date. The net placing price per First Placing Share is approximately HK$0.52 per First Placing Share and is equivalent to approximately H$0.026 per Share. The expenses of the First Placing will be borne by the Company.

The First Placing Price was agreed after arm's length negotiations.

Rights: The First Placing Shares will on issue rank equally with the Consolidated Shares.



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

Executive Directors:
Mr. Kwong Wai Tim, William *(Managing Director)*
Ms. Yau Shum Tek, Cindy
Mr. Lai Ming Wai

Independent Non-executive Directors:
Mr. Lam Ping Cheung
Mr. Kwong Kai Sing, Benny
Mr. Lo Ming Chi, Charles

Registered office:
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

Principal place of business in Hong Kong:
Suite 1501,
15/F., Great Eagle Centre
23 Harbour Road, Wanchai
Hong Kong

4th July, 2005

To the Shareholders

Dear Sir or Madam,

PLACING OF NEW CONSOLIDATED SHARES
PLACING OF CONVERTIBLE NOTES
SUBSCRIPTION OF NEW CONSOLIDATED SHARES
PROPOSED SHARE CONSOLIDATION
PROPOSED CHANGE OF COMPANY NAME

INTRODUCTION

The purpose of this circular is to provide you with information in respect of the resolutions to be proposed at the EGM relating to (i) the First Placing Agreement; (ii) the Second Placing Agreement; (iii) the Convertible Notes Placing Agreement; (iv) the Subscription; (v) the Share Consolidation; and (vi) the proposed change of name of the Company.

EXPECTED TIMETABLE

The expected timetable for the EGM and Share Consolidation is set out below. If there are any further changes to the timetable, a further announcement will be made by the Company.

	2005
Latest time for lodging forms of proxy for the EGM	9:30 a.m. on 2nd August
EGM	9:30 a.m. on 4th August
Effective date of the Share Consolidation	5th August
Existing counter for trading in the Shares in board lots of 2,000 Shares (represented by red colour share certificates for existing Shares) closes	9:30 a.m. on 5th August
Temporary counter for trading in the Consolidated Shares in board lots of 100 Consolidated Shares (represented by red colour share certificates for existing Shares) opens	9:30 a.m. on 5th August
First day for free exchange of existing red colour share certificates for new blue colour share certificates under the existing name of the Company for the Consolidated Shares	5th August
First day of provision odd lot matching services	5th August
Existing counter for trading in the Consolidated Shares in board lots of 4,000 Consolidated Shares (represented by new blue colour share certificates under the existing name of the Company for Consolidated Shares) reopens	9:30 a.m. on 19th August
Parallel trading in the Consolidated Shares (in the form of new blue colour share certificates and existing red colour share certificates) commences	9:30 a.m. on 19th August
Temporary counter for trading in the Consolidated Shares in board lots of 100 Consolidated Shares (in the form of existing red colour share certificates) closes	4:00 p.m. on 8th September
Parallel trading in the Consolidated Shares (in the form of new blue colour share certificates and existing red colour share certificates) ends	4:00 p.m. on 8th September
Last day of provision of odd lot matching services	8th September
Last day for free exchange of existing share certificates for new blue colour share certificates under the existing name of the Company for the Consolidated Shares	4:00 p.m. on 15th September

Note:

All time in this circular refer to Hong Kong time.

"Subscriber"	Goodnews Resources Limited
"Subscription"	the subscription of the Subscription Shares pursuant to the Subscription Agreement
"Subscription Agreement"	the subscription agreement dated 13th June, 2005 between the Subscriber and the Company in relation to the subscription of the Subscription Shares
"Subscription Shares"	35,000,000 Consolidated Shares (or such smaller number of Consolidated Shares such that on completion of the Subscription Agreement, the aggregate shareholding of the Subscriber, its ultimate beneficial owners and its associates and parties acting in concert with it for the purposes of the Hong Kong Code on Takeovers and Mergers (if any) in respect of the Company is less than 30% of the total issued share capital of the Company), to be issued by the Company to the Subscriber pursuant to the Subscription Agreement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"Latest Practicable Date"	29th June, 2005
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Menlo Capital"	Menlo Capital Limited, a licensed corporation within the meaning of the SFO for carrying on type 6 regulated activity under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders
"PRC"	People's Republic of China
"Placing Agent"	Uni-Alpha Securities Limited
"Second Placing"	placing of up to 40,000,000 Second Placing Shares pursuant to the Second Placing Agreement
"Second Placing Agreement"	the placing agreement dated 13th June, 2005 between the Company and the Placing Agent to place, on a best efforts basis, the Second Placing Shares
"Second Placing Period"	the 90 days period commencing on the first day on which Consolidated Shares (in the form of new share certificates) may be traded on the Stock Exchange or such other period as the parties may agree in writing
"Second Placing Price"	HK$0.54 per Second Placing Share
"Second Placing Shares"	up to 40,000,000 new Consolidated Shares to be placed under the Second Placing Agreement
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary shares of HK$0.01 each in the issued share capital of the Company
"Shareholders"	the holders of Shares
"Share Consolidation"	the consolidation of every twenty (20) Shares into one (1) Consolidated Share
"Share Options"	the issued and outstanding share options of the Company issued pursuant to the share option scheme of the Company approved at the extraordinary general meeting held on 23rd August, 2002
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Director(s)"	director(s) of the Company
"EGM"	the extraordinary general meeting of the Company to be convened to approve the First Placing, the Second Placing, the placing of the Convertible Notes, the Subscription, the Share Consolidation and Change of Company Name at Function Room III, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong on Thursday, 4th August, 2005 at 9:30 a.m., a notice of which is set out on pages 41 to 44 of this circular
"First Placing"	placing of the First Placing Shares pursuant to the First Placing Agreement
"First Placing Agreement"	the placing agreement dated 13th June, 2005 between the Company and the Placing Agent to place, on an underwritten basis, the First Placing Shares
"First Placing Price"	HK$0.54 per First Placing Share
"First Placing Shares"	20,000,000 new Consolidated Shares to be placed under the First Placing Agreement
"Group"	the Company and its subsidiaries
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	an independent committee of the Board comprising Mr. Kwong Kai Sing, Benny, Mr. Lam Ping Cheung and Mr. Lo Ming Chi, Charles, being the independent non-executive directors of the Company with no interest or involvement in the transactions contemplated under the Subscription Agreement, to advise the Independent Shareholders on the transactions under the Subscription Agreement
"Independent Shareholders"	Shareholders other than Ms. Yau Shum Tek, Cindy and her associates
"Initial Conversion Price"	the initial conversion price of HK$0.60 per Conversion Share (subject to adjustments)

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the announcement of the Company dated 13th June, 2005
"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	board of the Directors
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Company"	Hansom Eastern (Holdings) Limited, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the Stock Exchange
"Connected Person(s)"	has the meaning ascribed thereto in the Listing Rules
"Consolidated Share(s)"	share(s) of HK$0.20 each in the capital of the Company immediately following and arising from the Share Consolidation
"Convertible Notes"	convertible notes of up to an aggregate principal amount of HK$48,000,000 to be issued by the Company under the Convertible Notes Placing
"Convertible Notes Conditions Precedent"	the conditions precedent with respect to the issue of any of the first tranche of the Convertible Notes, the details of which are summarized in the paragraph headed "Convertible Notes Conditions Precedent"
"Convertible Notes Placing"	the placing of the Convertible Notes up to an aggregate principal amount of HK$48,000,000 by the Placing Agent pursuant to the Convertible Notes Placing Agreement
"Convertible Notes Placing Agreement"	the placing agreement dated 13th June, 2005 between the Company and the Placing Agent to place, on a best efforts basis, the Convertible Notes of up to the principal amount of HK$48,000,000
"Convertible Notes Placing Period"	the period between the date immediately following the date of satisfaction of the Convertible Notes Conditions Precedent and the 180th day following the date on which all of the Convertible Notes Conditions Precedent are satisfied (or such later date as the parties may agree), both dates inclusive
"Conversion Shares"	the Consolidated Shares to be issued by the Company as a result of the exercise of the conversion right attaching to the Convertible Notes

CONTENTS

Page

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hansom Eastern (Holdings) Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

PLACING OF NEW CONSOLIDATED SHARES
PLACING OF CONVERTIBLE NOTES
SUBSCRIPTION OF NEW CONSOLIDATED SHARES
PROPOSED SHARE CONSOLIDATION
PROPOSED CHANGE OF COMPANY NAME

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders


MENLO CAPITAL

Menlo Capital Limited

A letter from the board of directors of Hansom Eastern (Holdings) Limited is set out on pages 6 to 23 of this circular. A letter from the independent board committee of Hansom Eastern (Holdings) Limited is set out on page 24 of this circular. A letter from Menlo Capital Limited, the independent financial adviser, containing its opinion and advice to the independent board committee and the independent shareholders of Hansom Eastern (Holdings) Limited is set out on pages 25 to 35 of this circular.

A notice convening the extraordinary general meeting of Hansom Eastern (Holdings) Limited to be held at Function Room III, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong on Thursday, 4th August, 2005 at 9:30 a.m. is set out on pages 41 to 44 of this circular. Whether or not you are able to attend the extraordinary general meeting, you should complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's share registrar in Hong Kong, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the extraordinary general meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or any adjournment thereof, should you so wish.

4th July, 2005

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in the Company, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.



內蒙發展(控股)有限公司

INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(formerly known as Hansom Eastern (Holdings) Limited)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

THE RENEWAL OF THE GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, AMENDMENTS TO THE ARTICLES OF ASSOCIATION, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of the Company to be held at Function Room, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong on Thursday, 29th September, 2005 at 9:30 a.m. is set out on pages 12 to 16 of this circular. Whether or not you are able to attend the Annual General Meeting, you should complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's share registrar in Hong Kong, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting or any adjournment thereof, should you so wish.

5th September, 2005

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the Annual General Meeting of the Company to be held at Function Room, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong on Thursday, 29th September, 2005 at 9:30 a.m., notice of which is set out on pages 12 to 16 of this circular
"Articles"	the Articles of Association of the Company
"associate"	the meaning ascribed thereto in Rule 1.01 of the Listing Rules
"Board"	the board of Directors
"Code"	the code on corporate governance practices as set out in Appendix 14 of the Listing Rules
"Company"	Inner Mongolia Development (Holdings) Limited, formerly known as Hansom Eastern (Holdings) Limited, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issue Mandate"	a general mandate proposed to be granted to the Directors to exercise all the powers of the Company to allot and issue Shares in the manner as set out herein
"Latest Practicable Date"	31st August, 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Mandate"	a general mandate proposed to be granted to the Directors to exercise all the powers of the Company to repurchase Shares in the manner as set out herein
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Share(s)"	share(s) of HK$0.2 each in the capital of the Company
"Shareholder(s)"	(a) holder(s) of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(formerly known as Hansom Eastern (Holdings) Limited)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

Executive Directors:
Mr. Kwong Wai Tim, William *(Managing Director)*
Ms. Yau Shum Tek, Cindy
Mr. Lai Ming Wai

Independent Non-executive Directors:
Mr. Lam Ping Cheung
Mr. Kwong Kai Sing, Benny
Mr. Lo Ming Chi, Charles

Registered office:
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

Principal place of business in Hong Kong:
Suite 1501
15/F., Great Eagle Centre
23 Harbour Road, Wanchai
Hong Kong

5th September, 2005

To the Shareholders

Dear Sir or Madam,

THE RENEWAL OF THE GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND RE-ELECTION OF RETIRING DIRECTORS

INTRODUCTION

The purpose of this circular is to provide you with information in respect of the resolutions to be proposed at the AGM relating to, inter alia, (i) the granting to the Directors of a general mandate to exercise all the powers of the Company to repurchase Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing of the resolution; (ii) the granting to the Directors of a general mandate to issue Shares up to a maximum of 20% of the issued share capital of the Company at the date of passing the resolution; (iii) the extension of the Issue Mandate by those Shares repurchased by the Company pursuant to the Repurchase Mandate granted to the Directors; (iv) the proposed amendments to the Articles of Association of the Company; and (v) the re-election of retiring Directors.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

The existing general mandates to issue and repurchase Shares will expire at the conclusion of the forthcoming AGM. The Directors intend to put forward to the Shareholders ordinary resolutions at the AGM to renew the general mandates so as to give Directors general authority:

(i) to allot, issue and otherwise deal with new Shares with an aggregate nominal amount not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the proposed resolution at the AGM; and

(ii) to repurchase Shares with an aggregate nominal amount not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the proposed resolution at the AGM.

A separate ordinary resolution will also be proposed at the AGM to add to the Issue Mandate those Shares repurchased by the Company pursuant to the Repurchase Mandate.

An explanatory statement as required under the Listing Rules to provide the requisite information in relation to the Repurchase Mandate is set out in Appendix I of this circular.

AMENDMENTS TO THE ARTICLES

To enhance good corporate governance practice and to comply with the Code which came into effect recently, the Directors propose to put forward to the Shareholders for approval of a special resolution to amend the existing Articles at the AGM. The amendments are to bring the Articles in line with paragraph A.4.2 of the Code which requires that every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Set out in the notice of the AGM in special resolution No. 5 of this circular are specific amendments to the Articles that are proposed.

At the AGM, a special resolution will be proposed to approve the proposed amendments to the Articles.

RE-ELECTION OF RETIRING DIRECTORS

As at the Latest Practicable Date, the Board consists of six Directors, namely Mr. Kwong Wai Tim, William, Ms. Yau Shum Tek, Cindy, Mr. Lai Ming Wai, Mr. Lam Ping Cheung, Mr. Kwong Kai Sing, Benny and Mr. Lo Ming Chi, Charles.

Pursuant to Article 112 of the Articles, Ms. Yau Shum Tek, Cindy and Mr. Lam Ping Cheung shall retire from office at the AGM. In addition, Mr. Lo Ming Chi, Charles, being Director appointed by the Board after the Company's annual general meeting held on 9th September, 2004, will hold office only until the AGM pursuant to the Article 95 of the Articles. All the retiring Directors are eligible for re-election and will seek for re-election at the AGM.

Details of the retiring Directors proposed for re-election at the AGM are set out in the Appendix II of this circular.

ANNUAL GENERAL MEETING

In the announcement of the Company dated 22nd July, 2005, it was stated that the AGM will be held on Thursday, 22nd September, 2005. The AGM will now be held on Thursday, 29th September, 2005 at 9:30 a.m. at Function Room, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong.

Notice of the AGM is set out on pages 12 to 16 of this circular. A form of proxy for use at the AGM is enclosed. Whether or not you are able to attend the AGM in person, you should complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's share registrar in Hong Kong, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the AGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjournment thereof, should you so wish.

PROCEDURE BY WHICH A POLL MAY BE DEMANDED

Pursuant to Article 76 of the Articles, each resolution put to the vote at the AGM will be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:–

(a) by the chairman of the AGM; or

(b) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the AGM; or

(c) by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the AGM; or

(d) by any Shareholder or Shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the AGM being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

RECOMMENDATION

The Directors are of the opinion that the renewal of the general mandates to issue and repurchase Shares, the proposed amendments to the Articles and the re-election of retiring Directors are in the best interests of the Company and the Shareholders as a whole, and so recommend you to vote in favour of the relevant resolutions to be proposed at the AGM.

Your attention is also drawn to the additional information set out in the appendices to this circular.

By Order of the Board
Inner Mongolia Development (Holdings) Limited
Kwong Wai Tim, William
Managing Director

This section includes an explanatory statement required by the Stock Exchange to be presented to Shareholders concerning the Repurchase Mandate.

1. STOCK EXCHANGE RULES FOR REPURCHASES OF SHARES

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their shares on the Stock Exchange subject to certain restrictions.

The Listing Rules provide that all proposed repurchases of shares by a company with a primary listing on the Stock Exchange must be approved by shareholders in advance by an ordinary resolution, either by way of a general mandate or by a specific approval of a particular transaction and that the shares to be repurchased must be fully paid up.

2. FUNDING OF REPURCHASES

Any repurchase will be made out of funds which are legally available for the purpose in accordance with the Memorandum and Articles of Association of the Company and the laws of the Cayman Islands. As compared with the financial position of the Company as at 31st March, 2005 (being the date of its latest audited accounts), the Directors consider that there will not be a material adverse impact on the working capital and on the gearing position of the Company in the event that the proposed repurchases were to be carried out in full during the proposed repurchase period.

The Directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing ratio which in the opinion of the Directors are from time to time appropriate for the Company.

3. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 221,056,202 Shares.

Subject to the passing of the relevant ordinary resolutions to approve the general mandates to issue and repurchase Shares and on the basis that no further Shares are issued or repurchased between the Latest Practicable Date and the date of the AGM, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 22,105,620 Shares.

4. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from the Shareholders to enable the Directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the Repurchase Mandate in accordance with the Listing Rules, the applicable laws of the Cayman Islands and in accordance with the Memorandum and Articles of Association of the Company.

6. EFFECT OF THE TAKEOVERS CODE

If as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a shareholder or a group of shareholders acting in concert, depending on the level of increase of the shareholder's interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date, Ms. Yau Shum Tek, Cindy was deemed to be interested in approximately 16.44% of the issued share capital of the Company and was the only ultimate substantial shareholder holding 10% or more of the issued share capital of the Company. In the event that the Directors should exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the resolution, the interests of Ms. Yau Shum Tek, Cindy together with her associates in the Company would be increased to approximately 18.27% of the issued share capital of the Company with the number of Shares held by the public would not fall below 25%. The Directors believe that such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Save as aforesaid and as at the Latest Practicable Date, the Directors were not aware of any consequence which the exercise in full of the Repurchase Mandate would have under the Takeovers Code. The Board will endeavour to ensure that the exercise of the Repurchase Mandate will not result in less than 25% of the Shares being held in public hands.

7. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors, having made all reasonable enquiries, any of their respective associates has any present intention, in the event that the proposed Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company. No connected person of the Company has notified the Company that he/she/it has a present intention to sell Shares to the Company nor has he/she/it undertaken not to sell any of the Shares held by him/her/it to the Company in the event that the Company is authorised to make repurchases of Shares.

8. SHARE REPURCHASE MADE BY THE COMPANY

No repurchase of Shares has been made by the Company in the preceding six months (whether on the Stock Exchange or otherwise) ending on the Latest Practicable Date.

9. SHARE PRICE

The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the previous twelve months were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
September 2004	1.200	1.020
October 2004	1.200	1.060
November 2004	1.300	1.020
December 2004	1.140	0.760
January 2005	1.080	0.740
February 2005	0.780	0.700
March 2005	0.780	0.580
April 2005	0.740	0.580
May 2005	0.700	0.560
June 2005	0.600	0.440
July 2005	0.500	0.320
August 2005	0.750	0.400

Note: All the above highest and lowest prices have been adjusted for the consolidation of every twenty (20) shares of HK$0.01 each in the issued and unissued ordinary share capital of the Company into one (1) share of HK$0.20 each effective on 5th August, 2005.

Set out below are details of the retiring Directors proposed to be re-elected at the AGM:

EXECUTIVE DIRECTOR

Ms. Yau Shum Tek, Cindy, aged 35, joined the Company as Executive Director in November 2000. She is in charge of the overall management and administration of the Group. Ms. Yau graduated from Chong Qing Nursing School (重慶市衛生學校) and has extensive experience in trading of domestic electrical appliances and property development in Mainland China. Save as disclosed above, Ms. Yau has not held directorships in any other listed public companies in the last three years.

Ms. Yau entered into a service contract with the Company in November 2000. The service contract shall continue unless and until it is terminated by either the Company or Ms. Yau by giving to the other not less than three month's prior notice in writing to terminate the service contract. She is also subject to relevant retirement and re-election provisions in the Company's Articles. Pursuant to the service contract, Ms. Yau is currently entitled to receive a basic emolument of HK$361,000 per annum which is determined by the Board with reference to her qualifications, experience and work performance as well as to market benchmark. In addition, Ms. Yau is entitled to receive discretionary bonuses or other benefits as may be decided by the Board having regard to Ms. Yau's and the Company's performance. Ms. Yau's remuneration is subject to annual review by the Board.

At the Latest Practicable Date, Ms. Yau was interested in 36,345,900 Shares within the meaning of Part XV of the SFO and she is a substantial shareholder of the Company. Ms. Yau does not have any relationships with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Lam Ping Cheung, aged 53, joined the Company as Independent Non-executive Director in November 2000. Mr. Lam holds a Bachelor in Social Science degree from The Chinese University of Hong Kong. He is a solicitor and sole-proprietor of Messrs. Andrew Lam & Co. He is also an Independent Non-executive Director of China Velocity Group Limited, Espco Technology Holdings Limited, Golden Resources Development International Limited, Kith Holdings Limited, Qualipak International Holdings Limited, Unity Investments Holdings Limited and Willie International Holdings Limited and a Non-executive Director of Ngai Lik Industrial Holdings Limited, all of which are listed public companies in Hong Kong. Save as disclosed above, Mr. Lam has not held directorships in any other listed public companies in the last three years.

Pursuant to the letter of appointment entered into between the Company and Mr. Lam dated 1st April, 2005, the Company appointed Mr. Lam for a term of one year and his appointment is subject to the relevant retirement and re-election provisions in the Company's Articles. Mr. Lam is currently entitled to a director's fee of HK$120,000 per annum which is subject to annual review by the Board with reference to market benchmark. Mr. Lam is not entitled to any discretionary bonuses or other benefits.

Mr. Lam does not have any interests in the Shares within the meaning of Part XV of the SFO or have any relationships with any Directors, senior management, substantial shareholders or controlling shareholdings of the Company.

Mr. Lo Ming Chi, Charles, JP, aged 55, joined the Company as Independent Non-executive Director in September 2004. Mr. Lo is a Certified Practising Accountant of CPA Australia and an associate member of the Securities Institute of Australia. He has over 27 years of professional and business experience in financial and investment services in Australia, Hong Kong and other Asian countries. Mr. Lo is the Chairman and an Executive Director of Xin Corporation Limited; he is also an Executive Director of New Century Group Hong Kong Limited and an Independent Non-executive Director of Artfield Group Limited, Pricerite Group Limited and Tak Sing Alliance Holdings Limited, all of which are listed public companies in Hong Kong. During the period from 17th December, 2002 to 21st April, 2004, he was an Independent Non-executive Director of Dah Hwa International (Holdings) Limited which is a listed public company in Hong Kong. Save as disclosed above, Mr. Lo has not held directorships in any other listed public companies in the last three years.

Pursuant to the letter of appointment entered into between the Company and Mr. Lo dated 1st April, 2005, the Company appointed Mr. Lo for a term of one year and his appointment is subject to the relevant retirement and re-election provisions in the Company's Articles. Mr. Lo is currently entitled to a director's fee of HK$120,000 per annum which is subject to annual review by the Board with reference to market benchmark. Mr. Lo is not entitled to any discretionary bonuses or other benefits.

Mr. Lo does not have any interests in the Shares within the meaning of Part XV of the SFO or have any relationships with any Directors, senior management, substantial shareholders or controlling shareholdings of the Company.

Other than the aforesaid, there is no other matter that needs to be brought to the attention of the Shareholders in relation to the re-election of the retiring Directors.



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(formerly known as Hansom Eastern (Holdings) Limited)
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 279)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Inner Mongolia Development (Holdings) Limited (the "Company") will be held at Function Room, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong on Thursday, 29th September, 2005 at 9:30 a.m. for the following purposes:–

1. To receive and consider the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31st March, 2005.

2. To re-elect directors of the Company and to authorise the Board of Directors to fix their remuneration.

3. To re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company and to authorise the Board of Directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass, with or without amendments, the following resolution as ordinary resolutions:–

ORDINARY RESOLUTIONS

A. **"THAT:**

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the Directors be and are hereby authorised during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such powers during or after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraphs (a) and (b) above, otherwise than pursuant to a Rights Issue (as hereinafter defined) or pursuant to the exercise of any options granted under the share option scheme adopted by the Company or an issue of shares upon the exercise of subscription rights attached to the warrants which might be issued by the Company or an issue of shares in lieu of the whole or part of a dividend on shares or any scrip dividend scheme or similar arrangement in accordance with the Articles of Association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the time of passing this resolution; and

(d) for the purposes of this resolution:–

"Relevant Period" means the period from the time of the passing of this resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or the applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange)."

B. **"THAT:**

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby, generally and unconditionally approved;

(b) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period to procure the Company to repurchase its shares at a price determined by the Directors;

(c) the aggregate nominal amount of share capital of the Company repurchased or agreed conditionally or unconditionally to be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the time of passing this resolution; and

(d) for the purposes of this resolution:–

"Relevant Period" means the period from the time of the passing of this resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or the applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

C. **"THAT** conditional upon the passing of the ordinary resolutions numbered 4A and 4B in the notice convening the meeting of the Company dated 5th September, 2005, the aggregate nominal amount of the share capital of the Company which are repurchased by the Company pursuant to and in accordance with the said resolution numbered 4B shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with the said resolution numbered 4A set out in the notice of the meeting of the Company dated 5th September, 2005."

5. As special business, to consider and, if thought fit, pass the following resolution as a special resolution of the Company:–

SPECIAL RESOLUTION

"**THAT** the Articles of Association of the Company be and are hereby amended as follows:

(a) Article 95 shall be deleted in its entirety and be replaced and substituted with the following:

"95. The Board shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office until the next following general meeting of the Company (in case of filling a casual vacancy) or until the next following annual general meeting of the Company (in case of an addition to the Board) and shall then be eligible for re-election at the meeting, provided that any Director who so retires shall not be taken into account in determining the number of Directors who are to retire at such meeting by rotation pursuant to Article 112."

(b) by deleting the existing Article 112 in its entirety and replacing it with the following new Article 112:

"112. Notwithstanding any other provisions in these Articles, at each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third, shall retire from office by rotation. Every Director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election.""

By Order of the Board
Inner Mongolia Development (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 5th September, 2005

Notes:

1. To be valid, the instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney authorised in writing or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

2. Any member of the Company entitled to attend and vote at the meeting shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy duly appointed pursuant to the Articles of Association of the Company is entitled to vote on a show of hands at the meeting. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's share registrar in Hong Kong, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or the adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

4. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

5. In accordance with the Articles of Association of the Company, Ms. Yau Shum Tek, Cindy, Mr. Lam Ping Cheung and Mr. Lo Ming Chi, Charles will retire at the meeting and, being eligible, offer themselves for re-election. Details of these directors are set out in Appendix II of this Circular.

附註：

1. 代表委任表格必須由委任人或獲其書面授權之代理人親筆簽署，方為有效；委任人如為公司，則代表委任表格須加蓋公司印鑑或經由高級職員或獲正式授權人士親筆簽署後，方為有效。

2. 凡有權出席大會並於會上投票之本公司任何股東，均有權委任另一名人士為其受委代表，代其出席及投票。根據本公司之組織章程細則獲正式委任之受委代表有權在大會上舉手投票。於以股數投票表決時，股東亦可親身或委派受委代表投票。受委代表毋須為本公司股東。股東可委任超過一名受委代表出席同一次大會。

3. 委任受委代表之文據及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或續會或以股數投票表決(視情況而定)指定舉行時間48小時前送達本公司之香港股份過戶登記處秘書商業服務有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，該等文據所委任之人士才有權投票，如未依上列指示送交有關文據，代表委任表格即不被視為有效。

4. 倘為任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派受委代表出席大會就該等股份投票，猶如其為唯一有權投票者；惟倘多於一名聯名持有人親身或委派受委代表出席大會，則只有在股東名冊上就該等股份排名首位之持有人方有權就該等股份投票。

5. 遵照本公司之組織章程細則，邱深笛女士、林炳昌先生及勞明智先生將於大會上任滿告退，惟彼等符合資格，將膺選連任。有關該等董事之資料載於本通函內之附錄二。

5. 作為特別事項，考慮及酌情通過以下決議案為本公司特別決議案：

特別決議案

「**動議**按以下方式修訂本公司之組織章程細則：

(a) 刪除細則第95條全文，並以下文取代及替代：

「95. 董事會有權不時及隨時委任任何人士為董事，以填補臨時空缺或增加現有董事會人數之名額。任何按此委任之董事之任期將直至本公司下次股東大會(就填補臨時空缺而言)或直至本公司隨後舉行之下屆股東週年大會(就屬董事會人數額外增加者而言)，並合資格於該大會上重選，惟在計算須於該大會上根據細則第112條輪值告退之董事人數時，任何按此退任之董事將不會計入在內。」

(b) 刪除現有細則第112條全文，並以下列新細則第112條取代：

「112. 不論於細則內之任何其他條文，於每屆股東週年大會，輪值退任之董事人數須為當時董事人數之三分一(倘人數並非三或三之倍數，則應為最接近但不少於三分一者)。每位董事(包括獲委以特定任期者)必須最少每三年輪值退任一次。每年須予退任之董事為自上次當選後任期最長之董事，但若多位董事乃於同一日成為董事，則以抽籤決定須予告退之董事名單(除非該等董事彼此間另有協定)。退任董事均有資格於會上膺選連任。」」

承董事會命
內蒙發展(控股)有限公司
董事總經理
鄺維添

香港，二零零五年九月五日

B. 「**動議**：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事(「董事」)於有關期間(定義見下文)行使本公司一切權力，於香港聯合交易所有限公司(「聯交所」)或本公司股份可能於其上市及獲香港證券及期貨事務監察委員會及聯交所認可之任何其他交易所上，購回本公司股本中已發行之股份，惟需遵照及受限於所有適用法例及聯交所證券上市規則之規定；

(b) 上文(a)段之批准乃附加於董事之任何其他授權，並授權董事代表本公司於有關期間促使本公司以董事釐定之價格購回其股份；

(c) 於有關期間根據上文(a)段之批准，購回或同意有條件或無條件購回本公司股本總面值不可超過本公司於通過本決議案當日之已發行股本總面值之10%；及

(d) 就本決議案而言：

「有關期間」乃指本決議案通過之日起計直至以下三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司之組織章程細則或開曼群島任何適用法律規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東於股東大會上通過一項普通決議案撤銷或修訂本決議案所給予之授權之日。」

C. 「**動議**如於二零零五年九月五日股東週年大會通告所載第4A及第4B項普通決議案獲得通過，本公司遵照及符合上述第4B項決議案購回之本公司股本總面值，將加於本公司董事遵照及符合於二零零五年九月五日大會通告載列之第4A項決議案，本公司可能配發或同意有條件或無條件配發之本公司股本總面值。」

(c) 根據上文(a)及(b)段之批准，除根據供股（定義見下文）或行使根據本公司採納之購股權計劃而可能授出之任何購股權，或因行使附於本公司或會發行之認股權證之認購權利而發行股份，或符合本公司之組織章程細則取代全部或部分股份股息或任何以股代息計劃或類似安排而發行股份，董事配發或同意有條件或無條件配發（不論根據購股權或其他方式）之股本總面值將不可超過本公司於通過本決議案當日之已發行股本總面值之20%；及

(d) 就本決議案而言：

「有關期間」乃指本決議案通過之日起計直至以下三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司之組織章程細則或開曼群島任何適用法律規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東於股東大會上通過一項普通決議案撤銷或修訂本決議案所給予之授權之日。

「供股」乃指董事於指定期間內向於指定記錄日期名列本公司股東名冊之本公司股份持有人按其當時之持股比例提呈發售股份建議（惟董事可就零碎配股權或任何有關司法權區之法例所規定之任何限制或責任，或認可監管機構或證券交易所之規定而作出其認為必需或權宜之豁免或其他安排）。」



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(前稱恒盛東方控股有限公司)
(於開曼群島註冊成立之有限公司)
(股份代號：279)

茲通告內蒙發展(控股)有限公司(「本公司」)謹訂於二零零五年九月二十九日(星期四)上午九時三十分假座香港北角城市花園道9號城市花園酒店宴會廳舉行股東週年大會，藉以處理下列事項：

1. 省覽及接納本公司截至二零零五年三月三十一日止年度之經審核財務報告及董事會與核數師報告。

2. 重選本公司董事並授權董事會釐定其酬金。

3. 續聘德勤•關黃陳方會計師行為本公司核數師並授權董事會釐定其酬金。

4. 作為特別事項，考慮及酌情通過以下決議案(無論有否作出修訂)為普通決議案：

普通決議案

A. 「**動議**：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事(「董事」)於有關期間(定義見下文)行使本公司一切權力，以配發、發行及處置本公司股本中之未發行股份，以及作出或授出須行使該等權力之建議、協議及購股權(包括認股權證、債券及可轉換本公司股份之債務證券)；

(b) 授權董事於有關期間作出或授出可能須於有關期間內或有關期間屆滿後須行使該等權力之建議、協議及購股權(包括認股權證、債券及可轉換本公司股份之債務證券)；

林先生並無擁有證券及期貨條例第XV部所界定之股份權益，且與本公司任何董事、高層管理人員或主要或控股股東概無關連。

勞明智先生，太平紳士，55歲，於二零零四年九月加入本公司為獨立非執行董事。勞先生為澳洲會計師公會之註冊會計師及澳洲證券學會之會員。彼在澳洲、香港及其他亞洲國家之金融及投資服務方面擁有逾27年之專業及商務經驗。勞先生現為新創綜合企業有限公司之主席兼執行董事。彼亦為新世紀集團香港有限公司之執行董事及雅域集團有限公司、實惠集團有限公司及Tak Sing Alliance Holdings Limited之獨立非執行董事，上述公司均為香港上市公眾公司。於二零零二年十二月十七日至二零零四年四月二十一日期間，彼為大華國際(集團)有限公司之獨立非執行董事，該公司為香港上市公眾公司。除上文披露者外，勞先生於過往三年並無於其他上市公眾公司中出任董事職務。

根據本公司與勞先生於二零零五年四月一日訂立之委任函，本公司委任勞先生之任期為一年，並須受本公司細則之退任及重選相關條文規限。勞先生現時可每年收取董事袍金120,000港元，董事會會每年參照市場基準檢討其袍金。勞先生概無享有任何酌情花紅或其他福利。

勞先生並無擁有證券及期貨條例第XV部所界定之股份權益，且與本公司任何董事、高層管理人員或主要或控股股東概無關連。

除上文所述者外，並無其他有關重選退任董事之事宜乃須股東垂注。

擬於股東週年大會上重選之退任董事詳情如下：

執行董事

邱深笛女士，35歲，於二零零零年十一月加入本公司為執行董事。彼負責本集團整體之管理及行政工作。邱女士畢業於重慶市衛生學校並於中國大陸家用電器貿易及物業發展方面累積豐富經驗。除上文披露者外，邱女士於過往三年並無於其他上市公眾公司中出任董事職務。

邱女士於二零零零年十一月與本公司訂立服務合約。該服務合約將會延續，除非及直至本公司或邱女士給予對方不少於3個月之書面通知終止服務合約為止。彼亦須受本公司細則中有關退任及重選之條文所規限。根據服務合約，邱女士現時可每年收取基本酬金361,000港元，該酬金乃董事會參照其資歷、經驗、工作表現及市場基準後釐訂。此外，邱女士亦可收取董事會就邱女士之工作表現及本公司之業績表現而釐定之酌情花紅或其他福利。董事會會每年檢討邱女士之酬金。

截至最後實際可行日期，邱女士擁有36,345,900股證券及期貨條例第XV部所界定之股份權益，並為本公司之主要股東。邱女士與本公司任何董事、高層管理人員或主要或控股股東概無關連。

獨立非執行董事

林炳昌先生，53歲，於二零零零年十一月加入本公司為獨立非執行董事。林先生持有香港中文大學之社會科學學士學位。彼為一位律師及為林炳昌律師事務所之獨資經營者。彼亦為中國高速(集團)有限公司、易盈科技控股有限公司、金源米業國際有限公司、僑威集團有限公司、確利達國際控股有限公司、合一投資控股有限公司及威利國際控股有限公司之獨立非執行董事；另為毅力工業集團有限公司之非執行董事，上述公司均為香港上市公眾公司。除上文披露者外，林先生於過往三年並無於其他上市公眾公司中出任董事職務。

根據本公司與林先生於二零零五年四月一日訂立之委任函，本公司委任林先生之任期為一年，並須受本公司細則之退任及重選相關條文規限。林先生現時可每年收取董事袍金120,000港元，董事會會每年參照市場基準檢討其袍金。林先生概無享有任何酌情花紅或其他福利。

9. 股價

以下為股份在前十二個月每月在聯交所錄得之最高及最低成交價：

	股份	
	最高	最低
	港元	港元
二零零四年九月	1.200	1.020
二零零四年十月	1.200	1.060
二零零四年十一月	1.300	1.020
二零零四年十二月	1.140	0.760
二零零五年一月	1.080	0.740
二零零五年二月	0.780	0.700
二零零五年三月	0.780	0.580
二零零五年四月	0.740	0.580
二零零五年五月	0.700	0.560
二零零五年六月	0.600	0.440
二零零五年七月	0.500	0.320
二零零五年八月	0.750	0.400

附註：所有上述最高及最低價格已經就於二零零五年八月五日起生效之股份合併作出調整，其基準為本公司已發行及未發行普通股股本中每二十(20)股每股面值0.01港元之股份合併為一股每股面值0.20港元之股份。

5. 董事之承諾

董事已向聯交所承諾，彼等會根據上市規則、開曼群島適用法例及根據本公司之組織章程大綱及細則行使購回授權。

6. 收購守則之影響

倘購回股份導致一位股東於本公司之投票權益比例增加，就收購守則而言，該項增加將被視為一項收購。因此，一位股東或一組一致行動之股東可（視乎所增加之股東權益水平）獲得或鞏固本公司之控制權，並須遵照收購守則第26條提出強制性收購建議。於最後實際可行日期，邱深笛女士被視作持有本公司已發行股本約16.44%權益，乃唯一持有本公司已發行股本10%或以上之最終主要股東。倘董事全面行使根據決議案建議授出之權力購回股份，邱深笛女士連同其聯繫人士於本公司之權益將增至本公司已發行股本約18.27%，惟公眾持有之股份數目將不會降至25%以下。董事認為該增加不會導致須根據收購守則第26條提出強制收購建議。除上述者外及於最後實際可行日期，董事並無察覺在悉數行使購回授權後將會涉及收購守則之任何後果。董事會將盡力確保購回授權之行使將不會導致公眾持有之股份低於25%。

7. 董事、彼等之聯繫人士及關連人士

各董事及（在董事作出一切合理查詢後所深知及確信）彼等各自之任何聯繫人士目前無意在購回授權建議獲股東批准時出售股份予本公司。本公司概無獲其任何關連人士知會，其目前擬於本公司獲授權購回股份時出售股份予本公司，或承諾不會出售其所持之任何股份予本公司。

8. 本公司作出之股份購回

於截至最後實際可行日期前六個月內，本公司並無購回任何股份（不論在聯交所或其他地方）。

本節包括聯交所規定就購回授權需提呈予股東之說明函件。

1. 購回股份之聯交所規則

上市規則准許以聯交所為第一上市地之公司，可於聯交所購回其股份，惟須遵守若干限制。

上市規則規定，以聯交所為第一上市地之公司於進行一切購回股份建議前，必須事先經由股東以一般授權或就特定交易之特別批准方式通過普通決議案批准，而將予購回之股份必須已全數繳足。

2. 購回之資金來源

任何購回將由本公司根據本公司之組織章程大綱及細則及根據開曼群島公司法可合法作此用途之資金支付。較二零零五年三月三十一日(最近經審核賬目日期)本公司之財務狀況比較，董事認為於建議購回期間，倘全面行使建議購回，將不會對本公司營運資金及資產負債水平造成重大不利影響。

倘行使購回授權至某程度，將會對董事認為不時對本公司合適之營運資金或資產負債水平造成重大不利影響，則董事不會行使購回授權。

3. 股本

於最後實際可行日期，本公司之已發行股本為221,056,202股股份。

如批准發行及購回股份之一般授權之有關普通決議案獲得通過，及於最後實際可行日期至股東週年大會舉行日期期間，並無進一步發行或購回股份，根據購回授權，本公司可購回最高達22,105,620股股份。

4. 購回之原因

董事相信，股東授予董事可於市場購回股份之一般授權，符合本公司及股東之最佳利益。視乎當時之市況及資金安排而定，股份購回可提高本公司之每股資產淨值及／或其每股盈利，而購回只會於董事相信購回對本公司及股東有利之情況下始進行。

建議

董事認為重續發行及購回股份之一般授權、建議修訂細則及重選退任董事均符合本公司及股東之整體最佳利益，因此建議　閣下就將於股東週年大會上提呈之有關決議案投贊成票。

閣下務請垂注本通函各附錄所載之其他資料。

此致

列位股東　台照

承董事會命
內蒙發展（控股）有限公司
董事總經理
鄺維添
謹啟

二零零五年九月五日

擬於股東週年大會上膺選連任之退任董事之詳情載於本通函附錄二。

股東週年大會

本公司於二零零五年七月二十二日發表之公佈，提述股東週年大會將於二零零五年九月二十二日(星期四)舉行。股東週年大會現將於二零零五年九月二十九日(星期四)上午九時三十分假座香港北角城市花園道9號城市花園酒店宴會廳舉行。

股東週年大會通告載於本通函第12至16頁。本通函隨附股東週年大會適用之代表委任表格。無論　閣下能否親身出席股東週年大會，務須依照隨附之代表委任表格上印備之指示將其填妥及盡快交回本公司之香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何不得遲於股東週年大會指定舉行時間48小時前。填妥及交回代表委任表格後，股東仍可依願親身出席股東週年大會或其任何續會及在會上投票。

要求以股數投票方式表決之程序

根據細則第76條，提呈股東週年大會表決之各決議案將以舉手方式表決，除非由下列人士提出以股數投票方式進行表決(於宣佈舉手表決結果之前或之時)：－

(a) 股東週年大會主席；或

(b) 最少三位當時有權於股東週年大會上投票且親自出席之股東或受委代表；或

(c) 一位或數位親自出席之股東或受委代表，且代表不少於股東週年大會上有投票權之全體股東之總投票權十分之一；或

(d) 一位或數位親自出席之股東或受委代表，且持有本公司附有權利可於股東週年大會上投票之股份，而該等股份之已繳足股款總額不少於所有獲賦予該權利之全部股份已繳足股款總額之十分之一。

除非按此要求以股數投票方式表決，主席宣佈一項決議案經舉手表決獲通過或一致通過或經指定大比數通過，或被否決，並將該項公佈結果記載於本公司會議程序記錄冊中，將作為最終依據，而毋須證明會議通過之決議案中贊成或反對之票數或比例。

發行及購回股份之一般授權

發行及購回股份之現有一般授權將於應屆股東週年大會結束時屆滿。董事擬於股東週年大會上向股東提呈普通決議案重續一般授權，以給予董事一般授權權力：

(i) 配發、發行及以其他方式處置本公司新股份，惟面值總額不得超過股東週年大會通過建議決議案當日本公司已發行股本面值總額之20%；及

(ii) 購回本公司股份，惟面值總額不得超過於股東週年大會通過建議決議案當日本公司已發行股本面值總額之10%。

股東週年大會上亦將提呈另一項普通決議案，以在發行授權中加入本公司根據購回授權所購回之該等股份。

上市規則規定之說明函件已載於本通函內之附錄一，以提供關於購回授權之所需資料。

修訂細則

為推動良好企業管治常規及遵守剛於最近生效之守則，董事建議於股東週年大會上向股東提呈一項特別決議案修訂現有細則。修訂乃為了令細則符合守則第A.4.2段，其規定每位董事(包括獲委以特定任期者)必須最少每三年輪值退任一次。

本通函內股東週年大會通告之第5項特別決議案載有建議對細則作出之該等修訂之具體內容。

本公司將於股東週年大會上提呈一項特別決議案以批准對細則之建議修訂。

重選退任董事

於最後實際可行日期，董事會由六名董事組成，分別為鄺維添先生、邱深笛女士、黎明偉先生、林炳昌先生、鄺啟成先生及勞明智先生。

根據細則第112條，邱深笛女士及林炳昌先生須於股東週年大會上輪值退任。此外，根據細則第95條，勞明智先生為於二零零四年九月九日舉行之本公司股東週年大會後獲董事會委任之董事，其任期僅直至股東週年大會為止。所有退任董事均合資格重選，並可於股東週年大會上膺選連任。



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(前稱恒盛東方控股有限公司)
(於開曼群島註冊成立之有限公司)
(股份代號:279)

執行董事:
鄺維添先生(董事總經理)
邱深笛女士
黎明偉先生

獨立非執行董事:
林炳昌先生
鄺啟成先生
勞明智先生

註冊辦事處:
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

香港主要營業地點:
香港
灣仔
港灣道23號
鷹君中心15樓
1501室

敬啟者:

重續發行及購回股份之一般授權、
修訂組織章程細則
及
重選退任董事

緒言

本通函旨在向 閣下提供將於股東週年大會上提呈之決議案之資料,內容有關(其中包括)(i)授予董事一般授權以行使本公司一切權力購回股份,數目最多為該決議案獲通過當日本公司已發行股本10%;(ii)授予董事一般授權以行使本公司一切權力發行股份,數目最多為該決議案獲通過當日本公司已發行股本20%;(iii)擴大發行授權,所擴大數額為本公司根據授予董事之購回授權所購回之股份;(iv)建議修訂本公司組織章程細則;及(v)重選退任董事。

「股份」	指	本公司股本中每股面值0.20港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

於本通函內，除文義另有所指外，下列詞彙具有下述涵義：

「股東週年大會」	指	本公司謹訂於二零零五年九月二十九日(星期四)上午九時三十分假座香港北角城市花園道9號城市花園酒店宴會廳舉行之股東週年大會，其通告載於本通函第12至第16頁
「細則」	指	本公司之組織章程細則
「聯繫人士」	指	上市規則第1.01條所賦之涵義
「董事會」	指	董事會
「守則」	指	上市規則附錄14所載之企業管治常規守則
「本公司」	指	內蒙發展(控股)有限公司(前稱恒盛東方控股有限公司)，於開曼群島註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「發行授權」	指	建議授予董事之一般授權，藉此可行使本公司一切權力按本通函所載方式配發或發行股份
「最後實際可行日期」	指	二零零五年八月三十一日，即本通函付印前確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「購回授權」	指	建議授予董事之一般授權，藉此可行使本公司一切權力按本通函所載方式購回股份
「證券及期貨條例」	指	香港法例第571章證券及期貨條例

目　錄

頁次

閣下對本通函任何方面或應採取之行動**如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之本公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



內蒙發展（控股）有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

（前稱恒盛東方控股有限公司）
（於開曼群島註冊成立之有限公司）
（股份代號：279）

重續發行及購回股份之一般授權、
修訂組織章程細則、
重選退任董事
及股東週年大會通告

本公司謹訂於二零零五年九月二十九日(星期四)上午九時三十分假座香港北角城市花園道9號城市花園酒店宴會廳舉行股東週年大會，召開股東週年大會之通告載於本通函第12至第16頁。無論　閣下是否能夠出席股東週年大會，務請依照隨附之代表委任表格上印列之指示，將該表格填妥及盡快交回本公司香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何須於股東週年大會指定舉行時間48小時前交回。　閣下填妥及交回代表委任表格後，屆時仍可親身出席股東週年大會或其任何續會並於會上投票。

二零零五年九月五日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in the Company, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.



內蒙發展(控股)有限公司

INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

CONNECTED TRANSACTION
EXTENSION OF THE COMPLETION DATE IN RELATION TO THE SUBSCRIPTION OF NEW SHARES

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders


MENLO CAPITAL

Menlo Capital Limited

A letter from the board of directors of the Company is set out on pages 4 to 8 of this circular. A letter from the independent board committee of the Company is set out on page 9 of this circular. A letter from Menlo Capital Limited, the independent financial adviser, containing its opinion and advice to the independent board committee and the independent shareholders of the Company is set out on pages 10 to 17 of this circular.

A notice convening the Extraordinary General Meeting of the Company to be held at Function Room, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong on Thursday, 29th September, 2005 at 9:45 a.m. (or as soon thereafter as the Annual General Meeting of the Company to be held at the same place and date at 9:30 a.m. shall have been concluded or adjourned) is set out on pages 23 to 24 of this circular. Whether or not you are able to attend the Extraordinary General Meeting, you should complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's share registrar in Hong Kong, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof, should you so wish.

13th September, 2005

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	board of the Directors
"Company"	Inner Mongolia Development (Holdings) Limited (formerly known as Hansom Eastern (Holdings) Limited), a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the Stock Exchange
"Connected Person(s)"	has the meaning ascribed thereto in the Listing Rules
"Convertible Notes Placing Agreement"	the placing agreement dated 13th June, 2005 between the Company and Uni-Alpha Securities Limited to place, on a best efforts basis, convertible notes of up to the principal amount of HK$48,000,000 to be issued by the Company
"Convertible Notes Placing Period"	the period between the date immediately following the date of satisfaction of the conditions precedent set out in the Convertible Note Placing Agreement and the 180th day following the date on which all of the conditions precedent are satisfied (or such later date as the parties may agree), both dates inclusive
"Director(s)"	director(s) of the Company
"EGM"	the extraordinary general meeting of the Company to be held at Function Room, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong on Thursday, 29th September, 2005 at 9:45 a.m. (or as soon thereafter as the annual general meeting of the Company to be held at the same place and date at 9:30 a.m. shall have been concluded or adjourned), notice of which is set out on pages 23 to 24 of this circular
"First Placing Agreement"	the placing agreement dated 13th June, 2005 between the Company and Uni-Alpha Securities Limited to place, on a best efforts basis, up to 20,000,000 Shares
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

"Independent Board Committee"	an independent committee of the Board comprising Mr. Kwong Kai Sing, Benny, Mr. Lam Ping Cheung and Mr. Lo Ming Chi, Charles, being the independent non-executive directors of the Company to advise the Independent Shareholders on the transactions under the Supplemental Agreement
"Independent Shareholders"	Shareholders other than Ms. Yau Shum Tek, Cindy and her associates
"Latest Practicable Date"	9th September, 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Menlo Capital"	Menlo Capital Limited, a licensed corporation within the meaning of the SFO for carrying on type 6 regulated activity under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Second Placing Agreement"	the placing agreement dated 13th June, 2005 between the Company and Uni-Alpha Securities Limited to place, on a best efforts basis, up to 40,000,000 Shares
"Second Placing Period"	the 90 days period commencing on the first day on which consolidated shares of HK$0.20 (in the form of new share certificates) may be traded on the Stock Exchange (i.e. 19th August, 2005) or such other period as the parties may agree in writing
"Share(s)"	ordinary shares of HK$0.20 each in the issued share capital of the Company
"Shareholders"	the holders of Shares
"Share Options"	the issued and outstanding share options of the Company issued pursuant to the share option scheme of the Company approved at the extraordinary general meeting held on 23rd August, 2002
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscriber"	Goodnews Resources Limited

"Subscription"	the subscription of the Subscription Shares pursuant to the Subscription Agreement
"Subscription Agreement"	the subscription agreement dated 13th June, 2005 between the Subscriber and the Company in relation to the subscription of the Subscription Shares
"Subscription Shares"	35,000,000 Shares (or such smaller number of Shares such that on completion of the Subscription Agreement, the aggregate shareholding of the Subscriber, its ultimate beneficial owners and its associates and parties acting in concert with it for the purposes of the Hong Kong Code on Takeovers and Mergers (if any) in respect of the Company is less than 30% of the total issued share capital of the Company), to be issued by the Company to the Subscriber pursuant to the Subscription Agreement
"Supplemental Agreement"	the supplemental agreement relating to the Subscription Agreement dated 24th August, 2005 entered into between the Subscriber and the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

Executive Directors:
Mr. Kwong Wai Tim, William *(Managing Director)*
Ms. Yau Shum Tek, Cindy
Mr. Lai Ming Wai

Independent Non-executive Directors:
Mr. Lam Ping Cheung
Mr. Kwong Kai Sing, Benny
Mr. Lo Ming Chi, Charles

Registered office:
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

Principal place of business in Hong Kong:
Suite 1501,
15/F., Great Eagle Centre
23 Harbour Road, Wanchai
Hong Kong

13th September, 2005

To the Shareholders

Dear Sir or Madam,

EXTENSION OF THE COMPLETION DATE IN RELATION TO THE SUBSCRIPTION OF NEW SHARES

INTRODUCTION

Reference is made to the Company's announcement dated 13th June, 2005 and circular dated 4th July, 2005 relating to, inter alia, the Subscription Agreement and the Company's announcements dated 23rd and 25th August, 2005 relating to the extension of the date of completion of the Subscription Agreement and the Supplemental Agreement.

The purpose of this circular is to provide you with information in respect of the Supplemental Agreement.

SUBSCRIPTION AGREEMENT

The Subscription Agreement dated 13th June, 2005 contained the terms described below:

Parties:	(1) The Company (2) The Subscriber
Terms:	The Company has conditionally agreed to issue and the Subscriber has agreed to subscribe for the Subscription Shares.
Subscription Price:	The Subscription Price is HK$0.58 per Subscription Share. The total consideration for the Subscription Shares is HK$20,300,000.
Rights:	The Subscription Shares will on issue rank equally with the Shares.
Number of Subscription Shares:	35,000,000 new Shares (or such smaller number of Shares such that on completion of the Subscription Agreement, the aggregate shareholding of the Subscriber, its ultimate beneficial owners and its associates and parties acting in concert with it for the purposes of the Hong Kong Code on Takeovers and Mergers (if any) in respect of the Company is less than 30% of the total issued share capital of the Company) are to be issued.
Conditions:	The conditions to the Subscription Agreement have been fulfilled.
Completion:	The Subscription was to be completed on the third business day after satisfaction of the conditions.

SUPPLEMENTAL AGREEMENT

Date: 24th August, 2005

Parties:
(1) The Subscriber
(2) The Company

Terms: The Subscription Agreement was not completed on 23rd August, 2005 and the Subscriber and the Company have on 24th August, 2005 entered into the Supplemental Agreement to extend the date of completion of the Subscription Agreement from 23rd August, 2005 to a date on or before 1st February, 2006 (being the last day of the Convertible Notes Placing Period) (or such other date as the parties may agree), subject to the approval of Independent Shareholders at the EGM.

If the condition mentioned above is not satisfied by 31st October, 2005 (or such other date as the parties may agree), the Supplemental Agreement shall terminate and the parties shall have no further claims against each other in respect of the extension of the date of completion of the Subscription Agreement.

In the event that the Supplemental Agreement is not approved at the EGM, the Company will then consider its options available at that time which may or may not include taking steps to enforce its rights under the Subscription Agreement. The Company does not consider it appropriate to take action against the Subscriber at present since both parties have mutually agreed to extend the date of completion of the Subscription Agreement under the Supplemental Agreement.

Reasons: The Second Placing Agreement and the Convertible Notes Placing Agreement have not been completed yet. In order to keep an even and broader spread of shareholders in the shareholder base of the Company until the completion of the Second Placing Agreement and the Convertible Notes Placing Agreement, the Company agreed to extend the date of completion of the Subscription Agreement from 23rd August, 2005 to a date on or before 1st February, 2006 (being the last day of the Convertible Notes Placing Period) (or such other date as the parties may agree). The Company believes that a company with a broader spread of shareholders and which is not dominated by a single shareholder in the meantime, will make its shares more attractive to investors. The extension of the completion date of the Subscription Agreement will allow the parties to complete at a time close to or just after the completion of the Second Placing Agreement and the Convertible Notes Placing Agreement. The Second Placing Agreement and the Convertible Notes Placing Agreement are on a best effort basis, the success of which are not assured. Completion of the Second Placing Agreement and the Convertible Notes Placing Agreement will take place during the Second Placing Period and

the Convertible Notes Placing Period but the actual dates of completion have not been fixed as at the Latest Practicable Date. It is the present intention of parties to the Subscription Agreement that completion will take place after completion of the Second Placing Agreement and the Convertible Notes Placing Agreement. On this basis, until the date of completion of the Subscription Agreement, the shareholding of the Subscriber (and its associates) will be significantly lower than it would have been if the Subscription Agreement was completed on 23rd August, 2005. Hence, there is less dominance in shareholding of the Company by the Subscriber and its associates at the time prior to completion of the Subscription Agreement which in turn leads to a broader spread of shareholders in the Company for the period of time from 23rd August, 2005 to such date as the completion of the Subscription Agreement takes place. During this interim period, the Company hopes that the liquidity will improve due to a broader based shareholding in the Company.

The Company does not at present have any identified expansion or investment proposal, hence the extension of the completion date of the Subscription Agreement will not adversely affect the investment plans of the Company. The Company will consider its available internal resources and bank borrowings if and when future investment opportunities arise.

CONNECTED TRANSACTION

As the Subscriber is wholly owned by Ms. Yau Shum Tek, Cindy, a director and a substantial shareholder of the Company, the Supplemental Agreement constitutes a connected transaction for the Company under rule 14A.13 and requires, pursuant to rule 14A.18 of the Listing Rules and is subject to the approval of the Independent Shareholders by poll at the EGM. Ms. Yau Shum Tek, Cindy, the Subscriber and her associates (as defined in the Listing Rules) will abstain from voting at the EGM.

An Independent Board Committee comprising of Mr. Kwong Kai Sing, Benny, Mr. Lam Ping Cheung and Mr. Lo Ming Chi, Charles has been set up to advise Shareholders about the Supplemental Agreement. Menlo Capital has been appointed the independent financial adviser to advise the Independent Board Committee. A copy of the letter from Menlo Capital is set out on pages 10 and 17.

PROCEDURE FOR DEMANDING A POLL

At the EGM the resolution put to the vote at the meeting will be decided on a show of hands unless it is required by the Listing Rules that votes be taken by way of a poll or a poll is (before or on the declaration of the result of the show of hands) demanded:–

(a) by the chairman; or

(b) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder or Shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

GENERAL

The Directors of the Company consider the terms of the Supplemental Agreement to be fair and reasonable and in the interests of the Company and the Shareholders as a whole and so recommend Independent Shareholders to vote in favour of the resolution to be proposed at the EGM.

The Independent Board Committee, having taken into account the advice of Menlo Capital, considers that the terms of the Supplemental Agreement are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Supplemental Agreement.

The principal business activity of the Subscriber is investment holding. The Company is engaged in the business of sale of goods, provision of finance, trading of securities, property holding and investment and investment activities.

EXTRAORDINARY GENERAL MEETING

Notice of the EGM is set out on pages 23 to 24 of this circular. A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM in person, you should complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's share registrar in Hong Kong, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof, should you so wish.

ADDITIONAL INFORMATION

Your attention is also drawn to the letter advice from the Independent Board Committee and the letter from Menlo Capital containing its advice to the Independent Board Committee in relation to the Supplemental Agreement set out on page 9 and pages 10 and 17 of this circular respectively.

Your attention is also drawn to the additional information set out in the appendix to this circular and the notice of the EGM.

By Order of the Board
Inner Mongolia Development (Holdings) Limited
Kwong Wai Tim, William
Managing Director



内蒙發展(控股)有限公司

INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

To the Independent Shareholders

13th September, 2005

Dear Sir or Madam,

EXTENSION OF THE COMPLETION DATE IN RELATION TO THE SUBSCRIPTION OF NEW SHARES

We refer to the circular of the Company to the Shareholders dated 13th September, 2005 (the "Circular"), of which this letter forms part. Terms defined herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

The Independent Board Committee has been established to give a recommendation to the Independent Shareholders in respect of the Supplemental Agreement. Menlo Capital Limited has been appointed as the independent financial advisor to advise us in connection with the Supplemental Agreement. Details of its advice, together with the principal factors and reasons taken into account in arriving at such advice, are set out in their letter on pages 10 to 17 of the Circular.

Your attention is also drawn to the "Letter from the Board" on pages 4 to 8 of the Circular and the additional information set out in the appendix to the Circular.

Having taken into account the terms of the Supplemental Agreement, the interests of the Independent Shareholders and the advice of Menlo Capital Limited, we consider that the terms of the Supplemental Agreement are fair and reasonable and in the interests of the Company and Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Supplemental Agreement.

Yours faithfully,
For and on behalf of
The Independent Board Committee
Kwong Kai Sing, Benny, Lam Ping Cheung and Lo Ming Chi, Charles
Independent Non-executive Directors

The following is the text of a letter from Menlo Capital in connection with the advice to the Independent Board Committee and Independent Shareholders on the extension of the completion date in relation to the subscription of new Shares which has been prepared for the purpose of inclusion in this circular:


MENLO CAPITAL

Menlo Capital Limited
Room 505, Nan Fung Tower
173 Des Voeux Road, Central
Hong Kong

13th September, 2005

To the Independent Board Committee and
the Independent Shareholders of
Inner Mongolia Development (Holdings) Limited

Dear Sirs,

**CONNECTED TRANSACTION
IN RELATION TO
EXTENSION OF THE COMPLETION DATE IN RELATION TO THE
SUBSCRIPTION OF NEW SHARES**

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness, so far as the Independent Shareholders is concerned, and whether it is in the interest of the Company and the Shareholders as a whole in respect of the extension of the date of completion of the Subscription Agreement, details of which are set out in the letter from the Board (the "Board Letter") contained in the circular of the Company dated 13th September, 2005 (the "Circular") of which this letter forms part. Terms defined in the Circular shall have the same meanings in this letter unless the context otherwise requires.

As disclosed in the announcement of the Company dated 23rd August, 2005, the Subscription Agreement has not been completed on 23rd August, 2005 and the Subscriber and the Company have on 24th August, 2005 entered into a supplemental agreement ("Supplemental Agreement") to extend the date of completion of the Subscription Agreement from 23rd August, 2005 to a date on or before 1st February, 2006 (being the last day of the Convertible Notes Placing Period) (or such other date as the parties may agree). Since the Subscriber is wholly owned by Ms. Yau Shum Tek, Cindy, a director and a substantial shareholder of the Company, the Supplemental Agreement constitutes a connected transaction for the Company under rule 14A.13 and requires, pursuant to rule 14A.18 of the Listing Rules, the prior approval of the Independent Shareholders by poll at the EGM at which Ms. Yau Shum Tek, Cindy, the Subscriber and any of her associates (as defined in the Listing Rules) will abstain from voting at the EGM.

Menlo Capital is not beneficially interested in the share capital of the Group or having any right to subscribe for or to nominate persons to subscribe for securities in any member of the Group and is independent under the Listing Rules.

In formulating our opinion, we have relied on the statements, information, opinions and representations contained in the Circular and the information and representations provided to us by the Directors and management of the Company. We have assumed that all information, representations and opinions contained or referred to in the Circular and all information, representations and opinions which have been provided by the Directors or management of the Company for which they are solely responsible, are true and accurate at the time they were made and will continue to be accurate at the date of the despatch of the Circular.

We consider that we have been provided with sufficient information on which to form a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any fact or circumstance which would render the information provided and representations and opinions made to us untrue, inaccurate or misleading. Having made all reasonable enquiries, the Directors have further confirmed that, to the best of their knowledge, they believe there are no other facts or representations the omission of which would make any statement in the Circular, including this letter, misleading. We have not, however, carried out any independent verification of the information provided by the Directors and management of the Company, nor have we conducted an independent investigation into the business and affairs of the Company.

PRINCIPAL FACTORS TAKEN INTO ACCOUNT

The Company is engaged in the business of sale of goods, provision of finance, trading of securities, property holding and investment and investment activities.

In arriving at our advice to the Independent Board Committee and the Independent Shareholders in respect of the extension of the date of completion of the Subscription Agreement contemplated under the Supplemental Agreement, we have taken the following principal factors and reasons into consideration:

I. Background and reasons for the Supplemental Agreement

Reference is made to the Company's announcement dated 13th June, 2005 and circular (the "Previous Circular") dated 4th July, 2005 respectively relating to, inter alia, the First Placing Agreement, the Second Placing Agreement, the Convertible Notes Placing Agreement and the Subscription Agreement. Shareholders are advised to refer the Previous Circular for the details of these four non-interconditional agreements.

On 13th June, 2005, the Company has entered into the conditional Subscription Agreement with the Subscriber, pursuant to which the Company agreed to issue and the Subscriber agreed to subscribe for the 35,000,000 Subscription Shares at a consideration of HK$0.58 per Subscription Share, subject to the conditions of the Subscription Agreement being fulfilled. Shareholders are strongly advised to refer to the section headed "Letter from Menlo Capital" in the Previous Circular regarding our letter of advise ("Letter of Advise") dated 4th July, 2005 to the Independent Board Committee and the Independent Shareholders in connection with the Subscription Agreement.

All the conditions of the Subscription Agreement have been fulfilled and under the terms of the Subscription Agreement, the Subscription Agreement was to be completed on 23rd August, 2005. However, the Subscription Agreement has not been completed on 23rd August, 2005 and the Subscriber and the Company have on 24th August, 2005 entered into the Supplemental Agreement to extend the date of completion of the Subscription Agreement from 23rd August, 2005 to a date on or before 1st February, 2006 (being the last day of the Convertible Notes Placing Period) (or such other date as the parties may agree).

The Second Placing Agreement and the Convertible Notes Placing Agreement have not been completed yet. In order to keep an even and broader spread of shareholders in the shareholder base of the Company until the completion of the Second Placing Agreement and the Convertible Notes Placing Agreement, the Company agreed to extend the date of completion of the Subscription Agreement from 23rd August, 2005 to a date on or before 1st February, 2006 (being the last day of the Convertible Notes Placing Period) (or such other date as the parties may agree). The Company believes that a company with a broader spread of shareholders and which is not dominated by a single shareholder in the meantime, will make its shares more attractive to investors. The extension of the completion date of the Subscription Agreement will allow the parties to complete at a time close to or just after the completion of the Second Placing and the Convertible Notes Placing.

As advised by the Company, the First Placing Agreement was completed on 19th August, 2005 pursuant to which 20,000,000 Shares had been allotted and issued to the respective placees by the Company.

The following table (Table 1) sets out (i) the existing shareholding of the Company in which completion of the First Placing Agreement had taken place; and (ii) the shareholding structure of the Company as enlarged by the Subscription Agreement (assuming completion has taken place on 23rd August, 2005), the Second Placing Agreement and the Convertible Notes Placing Agreement (assuming

full conversion of the convertible notes to be issued under the Convertible Notes Placing Agreement) are set out as below:

TABLE 1

Name of Shareholders	Existing Shareholding		Immediately after completion of the Subscription Agreement but before completion of the Second Placing Agreement and the Convertible Notes Placing Agreement		Immediately after completion of the Subscription Agreement and the Second Placing Agreement but before completion of the Convertible Notes Placing Agreement		Immediately after completion of the Subscription Agreement, the Second Placing Agreement and the Convertible Notes Placing Agreement	
	Shares	%	*Shares*	%	*Shares*	%	*Shares*	%
Multiple Wealth International Limited *(Note 1)*	9,615,900	4.35	9,615,900	3.75	9,615,900	3.25	9,615,900	2.56
Pacific Rim Investment Management Enterprises Limited *(Note 1)*	26,730,000	12.09	26,730,000	10.44	26,730,000	9.03	26,730,000	7.11
Goodnews Resources Limited *(Note 2)*	-	-	35,000,000	13.67	35,000,000	11.82	35,000,000	9.31
Sub-total of the Subscriber and its associates	**36,345,900**	**16.44**	**71,345,900**	**27.86**	**71,345,900**	**24.10**	**71,345,900**	**18.98**
Public	184,710,302	83.56	184,710,302	72.14	224,710,302	75.90	304,710,302	81.02
Total	**221,056,202**	**100.00**	**256,056,202**	**100.00**	**296,056,202**	**100.00**	**376,056,202**	**100.00**

Note 1: Ms. Yau Shum Tek, Cindy, an executive director of the Company, wholly owns and controls Red China Holdings Limited and Capital Sun Industries Limited. Capital Sun Industries Limited wholly owns Future Star Group Limited. Each of Red China Holdings Limited and Future Star Group Limited holds 50% of the issued share capital of Mainland Talent Developments Limited. Mainland Talent Developments Limited wholly owns Hastings Gold Limited which in turn wholly owns each of Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

Note 2: Goodnews Resources Limited is a wholly-owned subsidiary of Greatdeal Investments Limited and Ms. Yau Shum Tek, Cindy wholly owns and controls Greatdeal Investments Limited and Goodnews Resources Limited.

Set out below is another table (Table 2) showing (i) the existing shareholding of the Company in which completion of the First Placing Agreement had taken place; and (ii) the shareholding structure of the Company as enlarged by the Second Placing Agreement and the Convertible Notes Placing Agreement (assuming full conversion of the convertible notes to be issued under the Convertible Notes Placing Agreement) followed by the Subscription Agreement (assuming the extension of the completion date of the Subscription Agreement pursuant to the Supplemental Agreement has been approved by the Independent Shareholders).

TABLE 2

Name of Shareholders	Existing Shareholding		Immediately after completion of the Second Placing Agreement but before completion of the Convertible Notes Placing Agreement and the Subscription Agreement		Immediately after completion of the Second Placing Agreement and the Convertible Notes Placing Agreement but before completion of the Subscription Agreement		Immediately after completion of the Second Placing Agreement, the Convertible Notes Placing Agreement and the Subscription Agreement	
	Shares	%	*Shares*	%	*Shares*	%	*Shares*	%
Multiple Wealth International Limited *(Note 1 of Table 1)*	9,615,900	4.35	9,615,900	3.68	9,615,900	2.82	9,615,900	2.56
Pacific Rim Investment Management Enterprises Limited *(Note 1 of Table 1)*	26,730,000	12.09	26,730,000	10.24	26,730,000	7.84	26,730,000	7.11
Goodnews Resources Limited *(Note 2 of Table 1)*	-	-	-	-	-	-	35,000,000	9.31
Sub-total of the Subscriber and its associates	**36,345,900**	**16.44**	**36,345,900**	**13.92**	**36,345,900**	**10.66**	**71,345,900**	**18.98**
Public	184,710,302	83.56	224,710,302	86.08	304,710,302	89.34	304,710,302	81.02
Total	**221,056,202**	**100.00**	**261,056,202**	**100.00**	**341,056,202**	**100.00**	**376,056,202**	**100.00**

As shown in Table 1, the shareholding in the Company held by the Subscriber (and its associates) and the public after completion of the Subscription Agreement (assuming completion has taken place on 23rd August, 2005) but before completion of the Second Placing Agreement and the Convertible Notes Placing Agreement (assuming full conversion of the convertible notes to be issued under the Convertible Notes Placing Agreement) are approximately 27.86% and 72.14% respectively.

As shown in Table 2, the shareholding in the Company held by the Subscriber (and its associates) and the public after completion of the Second Placing Agreement and the Convertible Notes Placing Agreement (assuming full conversion of the convertible notes to be issued under the Convertible Notes Placing Agreement) but before the Subscription Agreement (assuming the extension of the completion date of the Subscription Agreement pursuant to the Supplemental Agreement has been approved by the Independent Shareholders) are approximately 10.66% and 89.34% respectively.

Based on the above, we can see that there will be a broader spread of shareholders and which is not dominated by a single shareholder in the case where the completion date of the Subscription Agreement has been extended pursuant to the Supplemental Agreement when compared with that the completion of the Subscription Agreement has taken place as originally scheduled, i.e. on 23rd August, 2005.

The Second Placing Agreement and the Convertible Notes Placing Agreement are on a best effort basis, the success of which are not assured. If either of these agreements cannot be completed, it will substantially reduce the amount of fund raised as discussed below. As a result, the planning and future development of the Company will be significantly affected. The potential investors under the Second Placing Agreement do not have any assurance of the completion of the Convertible Notes Placing Agreement while the potential investors of the Convertible Notes Placing Agreement do not have any assurance of the completion of the Second Placing Agreement. We share the view of the Company that a broader spread of Shareholders which is not dominated by a single Shareholder, for the period of time from 23rd August, 2005 to such date as the completion of the Subscription Agreement takes place. During this interim period, the Company hopes that the liquidity will improve due to a broader based shareholding in the Company, will make the Shares more attractive to investors, we consider that the extension of the completion date of the Subscription Agreement pursuant to the Supplemental Agreement will serve this purpose and thus will enhance the chance for the success in attracting investors for the completion of the Second Placing Agreement and the Convertible Notes Placing Agreement which is essential for the future development of the Company. On this basis, we are of the view that the extension of the completion date of the Subscription Agreement pursuant to the Supplemental Agreement is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

II. Use of Proceeds

As set out in the "Letter from the Board" of the Previous Circular, the allocation of net proceeds from the First Placing Agreement, the Second Placing Agreement (assuming that all the 40,000,000 Shares are fully placed), the Convertible Notes Placing Agreement (assuming full conversion of the convertible notes to be issued) and the Subscription Agreement were as follows:

	Maximum Net Proceeds (approximate)	**Allocation of Net Proceeds**	
		Investment	**Working Capital**
	HK$	*HK$*	*HK$*
First Placing Agreement	10,400,000	5,200,000	5,200,000
Second Placing Agreement	20,900,000	10,450,000	10,450,000
Convertible Notes Placing Agreement	46,600,000	23,300,000	23,300,000
Subscription Agreement	20,200,000	10,100,000	10,100,000
Total	**98,100,000**	**49,050,000**	**49,050,000**

The Company is seeking to expand in its investments in new projects and is looking for further opportunities in the PRC (in particular, the Inner Mongolia Region) for such expansion. Accordingly, the Company intends to utilize about half of the maximum net proceeds of an aggregate of approximately HK$49,050,000 for investments as described below if and when suitable opportunities arise and after the actual amount of net proceeds from the Second Placing Agreement and the Convertible Notes Placing Agreement could be ascertained. At the moment, the Company is preliminarily looking into investment opportunities in the manufacturing (including production of raw materials including metals), travel (including tourism operations) and trading (including trading of commodities such as metals and iron ores) sectors. However, the Company may also look at industries other than the manufacturing, travel and trading if there are suitable opportunities. The remaining half of an aggregate of approximately HK$49,050,000 will be used as general working capital (taking into account that greater general working capital may be required by the Company resulting from the expansion plans of the Company). As at the Latest Practicable Date, no particular investment targets have been identified by the Company. The investments referred to above, may or may not proceed. If no investments are identified by the Company, the Company will deposit the proceeds in interest bearing accounts as cash reserve until investment opportunities arise.

As advised by the Directors, about half of the net proceeds of approximately HK$5,200,000 from the completion of the First Placing Agreement has been deposited in interest bearing accounts with interest rate at 1.5% per annum as cash reserve as at the Latest Practicable Date in view that no investments have been identified by the Company so far. Accordingly, the Directors believe that even though the completion date of the Subscription Agreement be extended to a date on or before 1st February, 2006 as stipulated under the Supplemental Agreement, it will not have material adverse effect on the business operations and the financial position of the Company.

In light of the above and the Company does not at present have any identified expansion or investment proposal, we consider that the extension of the completion date of the Subscription Agreement pursuant to the Supplemental Agreement will not place the Company in an adverse position other than the possibility of losing the opportunity of potential investments, if any, which require the funding from the Subscription Agreement before 1st February, 2006 (being the last day of the Convertible Notes Placing Period). However, the Company may consider its available internal resources and bank borrowings if and when future investment opportunities arise. The broader spread of Shareholders will make the Shares more attractive to investors and enhance the chance for the success in attracting investors for the completion of the Second Placing Agreement and the Convertible Notes Placing Agreement which is in the interests of the Company and the Shareholders as a whole.

III. The effects of the Supplemental Agreement

Shareholders can refer to the paragraph headed "The effects of the Subscription" in the Letter from Menlo Capital Limited in the circular of the Company dated 4th July, 2005 for the analysis of the effects of the Subscription on the net tangible assets and the gearing ratio of the Company.

We are of the view that as the Supplemental Agreement only involves the extension of the completion date of the Subscription Agreement, the effects of the Subscription upon actual completion of the Subscription Agreement pursuant to the Supplemental Agreement will be the same as that of the above analysis.

RECOMMENDATION

Having taken into consideration of the above principal factors and reasons, in particular:

(i) the extension of the completion date of the Subscription Agreement pursuant to the Supplemental Agreement will enhance the chance for the success in attracting investors for the completion of the Second Placing Agreement and the Convertible Notes Placing Agreement which is essential for the future development of the Company; and

(ii) the Supplemental Agreement will not place the Company in an adverse position

we are of the view that the respective terms of the Supplemental Agreement are fair and reasonable so far as the interests of the Company and the Shareholders are concerned. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Supplemental Agreement.

Yours faithfully,
For and on behalf of
Menlo Capital Limited
Michael Leung
Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained herein the omission of which would make any statement contained in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests of Directors

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 of the Listing Rules and which were required to be entered into the register required to be kept under section 352 of the SFO were as follows:–

(i) Long positions in Shares

Name of director	Capacity	Number of Shares	Approximate % of shareholding
Yau Shum Tek, Cindy	Interest of controlled corporation	71,345,900 *(Note)*	32.27%

Note: As at the Latest Practicable Date, Multiple Wealth International Limited ("Multiple Wealth") and Pacific Rim Investment Management Enterprises Limited ("Pacific Rim") held 9,615,900 Shares and 26,730,000 Shares of the Company, respectively. Multiple Wealth and Pacific Rim are wholly-owned subsidiaries of Hastings Gold Limited ("Hastings Gold"), which in turn, is a wholly-owned subsidiary of Mainland Talent Developments Limited ("Mainland Talent"). Ms. Yau Shum Tek, Cindy wholly owns and controls Red China Holdings Limited ("Red China") and Capital Sun Industries Limited ("Capital Sun"). Capital Sun wholly owns Future Star Group Limited ("Future Star"). Each of Red China and Future Star is interested in 50% of the issued share capital of Mainland Talent. Goodnews Resources Limited ("Goodnews") is interested in 35,000,000 Shares. Goodnews is wholly-owned by Greatdeal Investments Limited ("Greatdeal") which in turn is wholly-owned by Ms. Yau Shum Tek, Cindy. Accordingly, Ms. Yau Shum Tek, Cindy is deemed to be interested in a total of 71,345,900 Shares of the Company held by Multiple Wealth, Pacific Rim and Goodnews.

(ii) Interests in equity derivatives of the Company

Name of director	Date of grant	Exercisable period	Subscription price per share *HK$*	Number of share options and underlying shares	Percentage of the Company's issued share capital at Latest Practicable Date
Kwong Wai Tim, William	16.1.2004	16.1.2004 to 15.1.2009	1.2	1,500,000 *(Note)*	0.68%
Lai Ming Wai	16.1.2004	16.1.2004 to 15.1.2009	1.2	1,500,000 *(Note)*	0.68%
				3,000,000	1.36%

Note: These share options were held by the relevant directors as beneficial owners.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executives of the Company had any interests and short positions in the Shares, underlying Shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), the Model Code for Securities Transactions by Directors of Listed Companies and which were required to be entered into the register required to be kept under section 352 of the SFO.

(b) Interests of Shareholders

As at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, the following persons (other than a Director or chief executive of the Company) had an interest or short position in the Shares and underlying Shares which fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who are, directly or indirectly interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at a general meeting of any member of the Group.

Name of Shareholder	Capacity	Number of Shares	Approximate % of shareholding
Mainland Talent	Interest of controlled corporation	36,345,900 *(Notes 1 & 2)*	16.44%
Capital Sun	Interest of controlled corporation	36,345,900 *(Notes 1 & 2)*	16.44%
Red China	Interest of controlled corporation	36,345,900 *(Notes 1 & 2)*	16.44%
Goodnews	Beneficial owner	35,000,000 *(Note 3)*	15.83%
Greatdeal	Interest of controlled corporation	35,000,000 *(Note 3)*	15.83%
Yau Shum Tek, Cindy	Interest of controlled corporation	71,345,900 *(Notes 1, 2 & 3)*	32.27%

Note:

1. As at the Latest Practicable Date, Multiple Wealth and Pacific Rim held 9,615,900 and 26,730,000 Shares of the Company, representing approximately 4.35% and 12.09% of the issued share capital of the Company at that date, respectively. Multiple Wealth and Pacific Rim are wholly-owned subsidiaries of Hastings Gold, which in turn, is a wholly-owned subsidiary of Mainland Talent.

2. Ms. Yau Shum Tek, Cindy wholly owns and controls Red China and Capital Sun. Capital Sun wholly owns Future Star. Each of Red China and Future Star is interested in 50% of the issued share capital of Mainland Talent. Ms. Yau Shum Tek, Cindy is deemed to be interested in a total of 36,345,900 Shares of the Company held by Multiple Wealth and Pacific Rim.

3. Goodnews is interested in 35,000,000 Shares. Goodnews is wholly-owned by Greatdeal which in turn is wholly-owned by Ms. Yau Shum Tek, Cindy. Accordingly, Ms. Yau Shum Tek, Cindy is deemed to be interested in the 35,000,000 Shares of the Company held by Goodnews.

Save as disclosed above, the Directors and the chief executives of the Company are not aware that there is any person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at a general meeting of any other member of the Group.

3. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered into or proposed to enter into any service contracts with any member of the Group which does not expire or is determinable by the employer within one year without payment of compensation (other than statutory compensation).

4. COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors and his/her respective associates was considered to have an interest in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group other than those businesses to which the Directors and his/her associates were appointed to represent the interests of the Company and/or the Group.

5. MATERIAL ADVERSE CHANGE

None of the Directors are aware of any material adverse change in the financial or trading position of the Group since 31st March, 2005, being the date to which the latest published audited accounts of the Group have been made up to the Latest Practicable Date.

6. DIRECTORS' INTEREST IN ASSETS/CONTRACTS

None of the Directors has any direct or indirect interest in any assets which have, since 31st March, 2005, being the date of the latest published audited accounts of the Group, been acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

None of the Directors was materially interested in any contract or arrangement which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

7. QUALIFICATIONS OF EXPERT

The following is the qualifications of the expert who has given opinions or advice which are contained in this circular:

Name	**Qualifications**
Menlo Capital Limited	A licensed corporation under the SFO

As at the Latest Practicable Date, Menlo Capital Limited is not beneficially interested in the share capital of the Group or have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group. Menlo Capital Limited has given and has not withdrawn their written consent to the issue of the circular with the letter of Menlo Capital Limited included in the form and context in which it is included.

8. GENERAL

(i) The secretary of the Company for the purpose of the Listing Rules is Mr. Lee Yip Wah, Peter who is a practising solicitor in Hong Kong.

(ii) The qualified accountant of the Company for the purpose of the Listing Rules is Mr. Wong Kwok Tai. He is a fellow member of the Hong Kong Institute of Certified Public Accountants.

(iii) The share registrar of the Company in Hong Kong is Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(iv) The English version of this circular shall prevail over the Chinese text.

9. DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the Supplemental Agreement will be available for inspection at the office of the Company at Suite 1501, 15/F., Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong during normal business hours on any business day from 13th September, 2005 until 29th September, 2005.



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 279)

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of Inner Mongolia Development (Holdings) Limited (the "Company") will be held at Function Room, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong on Thursday, 29th September, 2005 at 9:45 a.m. (or as soon thereafter as the annual general meeting of the Company to be held at the same place and date at 9:30 a.m. shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing, with or without modification, the following resolution:–

ORDINARY RESOLUTION

"**THAT**:–

(a) the terms of the supplemental agreement dated 24th August, 2005 (the "Supplemental Agreement") entered into between the Company and Goodnews Resources Limited (the "Subscriber") (a copy of which has been produced to the meeting and marked "A" and signed for the purpose of identification by the Chairman of the meeting) in relation to the extension of the date of completion of the subscription agreement dated 13th June, 2005 between the Company and the Subscriber relating to subscription of 35,000,000 new shares in the Company at HK$0.58 per share from 23rd August, 2005 to a date on or before 1st February, 2006 (or such other date as the parties may agree), be and is hereby confirmed, approved and ratified; and

(b) any one director of the Company be and is hereby authorised to sign or execute such other documents or agreements or deeds on behalf of the Company and to do such other things and to take all such actions as he or she considers necessary or desirable for the purposes of giving effect to the Supplemental Agreement."

By Order of the Board
Inner Mongolia Development (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 13th September, 2005

Notes:

1. To be valid, the instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney authorised in writing or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

2. Any member of the Company entitled to attend and vote at the meeting shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy duly appointed pursuant to the Articles of Association of the Company is entitled to vote on a show of hands at the meeting. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's share registrar in Hong Kong, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or the adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

4. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

附註：

1. 代表委任表格必須由委任人或獲其書面授權之代理人親筆簽署，方為有效；委任人如為公司，則代表委任表格須加蓋公司印鑑或經由高級職員或獲正式授權人士親筆簽署後，方為有效。

2. 凡有權出席大會並於會上投票之本公司任何股東，均有權委任另一名人士為其受委代表，代其出席及投票。根據本公司之組織章程細則獲正式委任之受委代表有權在大會上舉手投票。於以股數投票表決時，股東亦可親身或委派受委代表投票。受委代表毋須為本公司股東。股東可委任超過一名受委代表出席同一次大會。

3. 委任受委代表之文據及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或續會或以股數投票表決(視情況而定)指定舉行時間48小時前送達本公司之香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，該等文據所委任之人士才有權投票，如未依上列指示送交有關文據，代表委任表格即不被視為有效。

4. 倘為任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派受委代表出席大會就有關該等股份投票，猶如其為唯一有權投票者；惟倘多於一名聯名持有人親身或委派受委代表出席大會，則只有在股東名冊上就該等股份排名首位之持有人方有權就該等股份投票。



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

(股份代號：279)

茲通告內蒙發展(控股)有限公司(「本公司」)謹訂於二零零五年九月二十九日(星期四)上午九時四十五分(或緊隨本公司於同日上午九時三十分在同一地點舉行之股東週年大會結束或休會後)假座香港北角城市花園道9號城市花園酒店宴會廳舉行股東特別大會，藉以考慮並酌情通過(不論有否作出修訂)下列決議案：

普通決議案

「**動議**：

(a) 確認、批准及追認本公司與Goodnews Resources Limited(「認購人」)於二零零五年八月二十四日訂立之補充協議(「補充協議」)(其註有「A」字樣之副本已提呈大會，並經大會主席簽署以資識別)之條款，內容關於將本公司與認購人於二零零五年六月十三日就以每股0.58港元之價格認購本公司35,000,000股新股份訂立之認購協議之完成日期由二零零五年八月二十三日延長至二零零六年二月一日或之前(或訂約各方協定之其他日期)；及

(b) 授權本公司任何一名董事代表本公司簽署或簽立任何其他文件或協議或契據，以及在彼認為必要或權宜情況下作出其他事宜及採取一切行動以促使補充協議生效。」

承董事會命
內蒙發展(控股)有限公司
董事總經理
鄺維添

香港，二零零五年九月十三日

8. 一般事項

(i) 就上市規則而言，本公司之秘書為李業華先生，彼為香港之執業律師。

(ii) 就上市規則而言，本公司之合資格會計師為黃國泰先生，彼為香港會計師公會資深會員。

(iii) 本公司之香港股份過戶登記處為秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(iv) 本通函中英文版本如有歧義，概以英文版為準。

9. 備查文件

認購協議之副本可於二零零五年九月十三日至二零零五年九月二十九日止任何營業日之一般辦公時間內，在本公司之辦事處(地址為香港灣仔港灣道23號鷹君中心15樓1501室)以供查閱。

3. 服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂有並非於一年內屆滿或僱主不可於一年內免付賠償(法定賠償除外)而終止之服務合約。

4. 競爭權益

於最後實際可行日期，董事及彼等各自之聯繫人士概無被認為直接或間接於與本集團之業務構成或可能構成競爭之業務中擁有權益，惟該等董事及彼等各自之聯繫人士因獲委任代表本公司及／或本集團之利益而擁有之業務權益除外。

5. 重大不利變動

董事並不知悉本集團之財務或業務狀況自二零零五年三月三十一日(即本集團最近期刊發之經審核賬目編製之日)起至最後實際可行日期之期間有任何重大不利變動。

6. 董事於資產／合約之權益

董事概無於本集團任何成員公司自二零零五年三月三十一日(即本集團最近期刊發之經審核賬目編製之日)以來所購買或出售或租賃，或擬購買、出售或租賃之資產中直接或間接擁有任何權益。

董事概無於對本集團業務而言屬重大且於最後實際可行日期仍然有效之任何合約或安排中擁有重大權益。

7. 專業人士資歷

以下為曾於本通函作出意見或建議之專業人士之資歷：

名稱	資歷
文略融資有限公司	證券及期貨條例下之持牌法團

於最後實際可行日期，文略融資有限公司並無於本集團之股本中擁有實際權益，亦無認購或提名其他人士認購本集團任何成員公司之證券之權利(不論可依法強制執行與否)。文略融資有限公司已就根據本通函內所載形式及涵義轉載文略融資有限公司之函件發出書面同意，且迄今並無撤回同意。

股東名稱	身份	所持股份數目	概約持股百分比
Mainland Talent	受控制法團之權益	36,345,900 (附註1及2)	16.44%
Capital Sun	受控制法團之權益	36,345,900 (附註1及2)	16.44%
Red China	受控制法團之權益	36,345,900 (附註1及2)	16.44%
Goodnews	實益擁有人	35,000,000 (附註3)	15.83%
Greatdeal	受控制法團之權益	35,000,000 (附註3)	15.83%
邱深笛	受控制法團之權益	71,345,900 (附註1、2及3)	32.27%

附註：

1. 於最後實際可行日期，Multiple Wealth及Pacific Rim分別持有本公司9,615,900股及26,730,000股股份，分別佔當日本公司已發行股本約4.35%及12.09%。Multiple Wealth及Pacific Rim均為Hastings Gold之全資附屬公司，而其則為Mainland Talent之全資附屬公司。

2. 邱深笛女士全資擁有及控制Red China及Capital Sun。Capital Sun全資擁有Future Star。Red China 及Future Star各佔Mainland Talent 50%已發行股本之權益。邱深笛女士被視為擁有Multiple Wealth及Pacific Rim合共持有之本公司36,345,900股股份之權益。

3. Goodnews擁有35,000,000股股份之權益。Goodnews由Greatdeal全資擁有，而Greatdeal則由邱深笛女士全資擁有。因此，邱深笛女士於Goodnews所持之本公司35,000,000股股份中擁有權益。

除上文所披露者外，於最後實際可行日期，董事及本公司之行政總裁並不知悉有任何人士(董事及本公司行政總裁除外)，於股份及相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附有權利可在任何情況下於本集團任何成員公司之股東大會上投票之任何類別已發行股本面值10%或以上之權益。

(ii) 於本公司股本衍生工具之權益

董事姓名	授出日期	可行使期間	每股認購價	購股權及相關股份數目	佔本公司於最後實際可行日期之已發行股本之百分比
			港元		
鄺維添	二零零四年一月十六日	二零零四年一月十六日至二零零九年一月十五日	1.2	1,500,000 (附註)	0.68%
黎明偉	二零零四年一月十六日	二零零四年一月十六日至二零零九年一月十五日	1.2	1,500,000 (附註)	0.68%
				3,000,000	1.36%

附註： 此等購股權由有關董事作為實益擁有人持有。

除上文所披露者外，概無董事及本公司之行政總裁於本公司或任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有根據證券及期貨條例第XV部第7及第8分部(包括根據證券及期貨條例有關條文彼等被視為或當作擁有之權益及淡倉)及上市發行人董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉；或須記入根據證券及期貨條例第352條置存之登記冊內之權益及淡倉。

(b) 股東權益

於最後實際可行日期，就董事及本公司行政總裁所知，下列人士(董事及本公司行政總裁除外)於股份及相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附有權利可在任何情況下於本集團任何成員公司之股東大會上投票之任何類別已發行股本面值10%或以上之權益。

1. 責任聲明

本通函所載資料乃遵照上市規則提供有關本集團之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及確信，本通函並無遺漏其他事實，致使本通函所載之任何內容有誤導成份。

2. 權益披露

(a) 董事權益

於最後實際可行日期，董事及本公司之行政總裁於本公司或任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有根據證券及期貨條例第XV部第7及第8分部(包括根據證券及期貨條例有關條文彼等被視為或當作擁有之權益及淡倉)及上市規則附錄十所載上市發行人董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉；或須記入根據證券及期貨條例第352條置存之登記冊內之權益及淡倉如下：

(i) *於股份之長倉*

董事姓名	身份	所持股份數目	概約持股百分比
邱深笛	受控制法團之權益	71,345,900 (附註)	32.27%

附註：於最後實際可行日期，Multiple Wealth International Limited(「Multiple Wealth」)及Pacific Rim Investment Management Enterprises Limited(「Pacific Rim」)分別持有本公司9,615,900股及26,730,000股股份。Multiple Wealth及Pacific Rim均為Hastings Gold Limited(「Hastings Gold」)之全資附屬公司，而Hastings Gold則為Mainland Talent Developments Limited(「Mainland Talent」)之全資附屬公司。邱深笛女士全資擁有及控制Red China Holdings Limited(「Red China」)及Capital Sun Industries Limited(「Capital Sun」)。Capital Sun全資擁有Future Star Group Limited(「Future Star」)。Red China及Future Star各佔Mainland Talent 50%已發行股本之權益。Goodnews Resources Limited(「Goodnews」)擁有35,000,000股股份之權益。Goodnews由Greatdeal Investments Limited(「Greatdeal」)全資擁有，而Greatdeal則由邱深笛女士全資擁有。因此，邱深笛女士被視為擁有Multiple Wealth、Pacific Rim及Goodnews持有之71,345,900股本公司股份之權益。

推薦建議

經考慮上文之主要因素及理由後，尤其為：

(1) 根據補充協議延長認購協議之完成日期有助提高吸引投資者之成功率，以完成第二項配售協議及可換股票據配售協議，對　貴公司之未來發展非常重要；及

(2) 補充協議不會使　貴公司面臨不利狀況

吾等認為補充協議之各項條款對　貴公司及股東而言誠屬公平合理。因此，吾等推薦獨立董事委員會建議獨立股東投票贊成即將於股東特別大會上提呈之普通決議案，以批准補充協議。

此致

內蒙發展(控股)有限公司
獨立董事委員會及
獨立股東　台照

代表
文略融資有限公司
董事
梁濟安
謹啟

二零零五年九月十三日

貴公司正嘗試擴展其於新項目之投資，並正在中國（尤其在內蒙古地區）物色更多擴展有關投資之商機。據此，　貴公司擬按下文所述動用其中約一半最高所得款項淨額共49,050,000港元，於合適機會出現時及可確定次項配售協議及可換股票據配售協議之實際所得款項淨額後撥作投資用途。目前　貴公司正初步探索製造業（包括金屬等原料生產）、旅遊（包括旅行團業務）及貿易業務（包括金屬及鐵礦沙等商品貿易）之商機。然而，假如發現有合適商機，　貴公司亦可能考慮製造業、旅遊及貿易業務以外之行業。餘下一半合共約49,050,000港元款項會撥作一般營運資金（因考慮到　貴公司擴張計劃可能致令　貴公司有較大之一般營運資金需要）。於最後實際可行日期，　貴公司並無物色到特定之投資目標。上述投資不一定會進行。倘若　貴公司並無物色到任何投資項目，　貴公司會將所得款項存於計息賬戶作為現金儲備，直至投資機會出現為止。

誠如董事告知，於最後實際可行日期，鑒於　貴公司目前亦未能物色到任何投資項目，故首項配售協議約一半所得款項淨額約5,200,000港元已存於計息賬戶（按年利率1.5厘計息）作為現金儲備。因此，董事相信，儘管須根據補充協議所訂明，將認購協議之完成日期延長至二零零六年二月一日或之前，其不會對　貴公司之業務運作及財務狀況構成重大不利影響。

鑒於上文所述，加上　貴公司現時並無認定任何擴展或投資方案，吾等認為，除可能喪失任何於二零零六年二月一日（即可換股票據配售期之最後一日）前出現且須動用認購協議所得資金之潛在投資機會（如有）外，根據補充協議延長認購協議之完成日期，並不會使　貴公司處於任何不利情況。然而，如日後遇上投資機遇，　貴公司或會考慮其可動用之內部資源及銀行借款。擴大股東層面將令股份對投資者更具吸引力，並增加成功吸引投資者從而完成次項配售協議及可換股票據配售協議之機會，因而符合　貴公司及股東之整體利益。

III. 補充協議之影響

股東可參閱　貴公司於二零零五年七月四日刊發之通函內「文略融資有限公司函件」中「認購事項之影響」一段，以得悉認購事項對　貴公司之有形資產淨值及資產負債比率之影響分析。

吾等認為，補充協議僅涉及延長認購協議之完成日期，於認購協議根據補充協議實際完成時，認購事項之影響將與上文之分析相同。

誠如表二所示，認購人(及其聯繫人士)及公眾人士於次項配售協議及可換股票據配售協議(假設根據可換股票據配售協議將予發行之可換股票據獲全數轉換)完成後但於認購協議前(假設獨立股東批准根據補充協議延長認購協議之完成日期)持有之　貴公司持股量分別約為10.66%及89.34%。

按上文所述，吾等察見，相比認購協議按原定計劃(即於二零零五年八月二十三日)完成而言，倘根據補充協議延長認購協議之完成日期，股東層面將會更廣，而非由單一股東支配。

次項配售協議及可換股票據配售協議乃按盡力基準進行，能否成功並無保證。倘其中一項協議未能完成，則將大大減低所籌集之資金數額(見下文討論)。因此，　貴公司之計劃及未來發展將受到重大影響。次項配售協議之準投資者並無獲保證可換股票據配售協議得以完成，而可換股票據配售協議之準投資者亦無獲保證次項配售協議得以完成。吾等贊同　貴公司之意見，認為於二零零五年八月二十三日至認購協議完成日期止期間，股東層面將擴濶而非由單一股東支配。於此過渡期間，　貴公司期望股份流通量將隨着持股層面擴大而得以增加，從而令股份對投資者更具吸引力，故吾等認為根據補充協議延長認購協議之完成日期將可達致此目的，並從而增加成功吸引投資者之機會，以完成次項配售協議及可換股票據配售協議，而此對　貴公司之未來發展實屬必要。按此基準，吾等認為根據補充協議延長認購協議之完成日期誠屬公平合理，並符合　貴公司及股東之整體利益。

II. 所得款項用途

誠如早前通函「董事會函件」所載列，首項配售協議、次項配售協議(假設全部40,000,000股股份已獲悉數配售)、可換股票據配售協議(假設將予發行之可換股票據獲全數轉換)及認購協議之所得款項淨額將分配如下：

	最高所得款項淨額(約數)	所得款項淨額之分配	
		投資金額	營運資金
	港元	港元	港元
首項配售協議	10,400,000	5,200,000	5,200,000
次項配售協議	20,900,000	10,450,000	10,450,000
可換股票據配售協議	46,600,000	23,300,000	23,300,000
認購協議	20,200,000	10,100,000	10,100,000
總額	**98,100,000**	**49,050,000**	**49,050,000**

下文之另一表格（表二）載列(i)　貴公司於首項配售協議完成時之現有持股狀況；及(ii)　貴公司經次項配售協議及可換股票據配售協議（假設根據可換股票據配售協議將予發行之可換股票據獲全數轉換）及繼而經認購協議（假設獨立股東批准根據補充協議延長認購協議之完成日期）所擴大之持股架構。

表二

股東名稱	現有持股量		緊隨次項配售協議完成後，但於可換股票據配售協議及認購協議完成前		緊隨次項配售協議及可換股票據配售協議完成後，但於認購協議完成前		緊隨次項配售協議、可換股票據配售協議及認購協議完成後	
	股份	%	股份	%	股份	%	股份	%
Multiple Wealth International Limited（表一附註1）	9,615,900	4.35	9,615,900	3.68	9,615,900	2.82	9,615,900	2.56
Pacific Rim Investment Management Enterprises Limited（表一附註1）	26,730,000	12.09	26,730,000	10.24	26,730,000	7.84	26,730,000	7.11
Goodnews Resources Limited（表一附註2）	–	–	–	–	–	–	35,000,000	9.31
認購人及其聯繫人士小計	**36,345,900**	**16.44**	**36,345,900**	**13.92**	**36,345,900**	**10.66**	**71,345,900**	**18.98**
公眾人士	184,710,302	83.56	224,710,302	86.08	304,710,302	89.34	304,710,302	81.02
總計	**221,056,202**	**100.00**	**261,056,202**	**100.00**	**341,056,202**	**100.00**	**376,056,202**	**100.00**

誠如表一所示，認購人（及其聯繫人士）及公眾人士於認購協議（假設完成日期為二零零五年八月二十三日）完成後但於次項配售協議及可換股票據配售協議（假設根據可換股票據配售協議將予發行之可換股票據獲全數轉換）持有之　貴公司持股量分別約為27.86%及72.14%。

及可換股票據配售協議（假設根據可換股票據配售協議將予發行之可換股票據獲全數轉換）所擴大之持股架構，茲載列如下：

表一

股東名稱	現有持股量		緊隨認購協議完成後，但於次項配售協議及可換股票據配售協議完成前		緊隨認購協議及次項配售協議完成後，但於可換股票據配售協議完成前		緊隨認購協議、次項配售協議及可換股票據配售協議完成後	
	股份	%	股份	%	股份	%	股份	%
Multiple Wealth International Limited（附註1）	9,615,900	4.35	9,615,900	3.75	9,615,900	3.25	9,615,900	2.56
Pacific Rim Investment Management Enterprises Limited（附註1）	26,730,000	12.09	26,730,000	10.44	26,730,000	9.03	26,730,000	7.11
Goodnews Resources Limited（附註2）	–	–	35,000,000	13.67	35,000,000	11.82	35,000,000	9.31
認購人及其聯繫人士小計	**36,345,900**	**16.44**	**71,345,900**	**27.86**	**71,345,900**	**24.10**	**71,345,900**	**18.98**
公眾人士	184,710,302	83.56	184,710,302	72.14	224,710,302	75.90	304,710,302	81.02
總計	**221,056,202**	**100.00**	**256,056,202**	**100.00**	**296,056,202**	**100.00**	**376,056,202**	**100.00**

附註1： 貴公司執行董事邱深笛女士全資擁有及控制Red China Holdings Limited及Capital Sun Industries Limited。Capital Sun Industries Limited則全資擁有Future Star Group Limited。Red China Holdings Limited及Future Star Group Limited各持有Mainland Talent Developments Limited之50%已發行股本。Mainland Talent Developments Limited全資擁有Hastings Gold Limited，而後者則分別全資擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited。

附註2： Goodnews Resources Limited為Greatdeal Investments Limited之全資附屬公司，而邱深笛女士乃全資擁有及控制Greatdeal Investments Limited及Goodnews Resources Limited。

認購協議之所有條件皆已達成，而根據認購協議之條款，認購協議原應於二零零五年八月二十三日完成。然而，認購協議並未於二零零五年八月二十三日完成，而認購人與　貴公司已於二零零五年八月二十四日訂立補充協議，將認購協議之完成日期由二零零五年八月二十三日延長至二零零六年二月一日(即可換股票據配售期之最後一日)或之前(或訂約各方可能協議之其他日期)。

次項配售協議及可換股票據配售協議尚未完成。為使　貴公司股東基礎在次項配售協議及可換股票據配售協議完成以前維持較平均及廣泛之股東分佈，　貴公司同意將認購協議之完成日期由二零零五年八月二十三日延長至二零零六年二月一日(即可換股票據配售期之最後一日)或之前(或訂約各方協定之其他日期)。　貴公司相信，擁有較廣泛之股東分佈及同時並非由單一股東掌控之公司，其股份對投資者會較吸引。延長認購協議完成日期讓訂約各方可於接近或緊隨次項配售及可換股票據配售完成後之時完成。

從　貴公司得悉，首項配售協議已於二零零五年八月十九日完成，據此，　貴公司已配發及發行20,000,000股股份予各承配人。

下表(表一)載列(i)　貴公司於首項配售協議完成時之現有持股狀況；及(ii)　貴公司經認購協議(假設完成日期為二零零五年八月二十三日)、次項配售協議

文略融資並無於　貴集團之股本中擁有實益權益，亦無權認購或提名其他人士認購　貴集團任何成員公司之證券及按照上市規則為獨立人士。

於作出意見時，吾等已依賴本通函所載之陳述、資料、意見及聲明，以及董事及　貴公司管理層提供予吾等之資料及聲明。吾等假設本通函所載或所述之一切資料、聲明及意見，以及董事及　貴公司管理層提供予吾等之一切資料、聲明及意見(彼等須對此負上全責)於作出時均屬真實準確，並於本通函寄發日期時仍為準確。

吾等認為，吾等已獲提供足夠資料，以為吾等之意見奠定合理基準。吾等無理由懷疑任何有關資料已遭隱瞞，而吾等亦不知悉有任何事實或情況將致使所提供之資料及提供予吾等之聲明及意見不實、不確或含誤導成份。經作出一切合理查詢後，董事進一步確認，據彼等所深知，彼等相信本通函並無遺漏其他事實或聲明以致當中所載任何陳述(包括本函件)含誤導成份。然而，吾等並無對董事及　貴公司管理層所提供之資料進行任何獨立核實，亦無對　貴公司之業務及事宜進行獨立調查。

所考慮之主要因素

貴公司之業務為貨品銷售、提供融資、證券買賣、物業持有及投資，以及投資業務。

就根據補充協議延長認購協議之完成日期向獨立董事委員會及獨立股東提出意見時，吾等已考慮以下各主要因素及理由：

I.　補充協議之背景及理由

茲提述　貴公司分別於二零零五年六月十三日發表之公佈及於二零零五年七月四日刊發之通函(「早前通函」)，內容關於(其中包括)首項配售協議、次項配售協議、可換股票據配售協議及認購協議。有關以上四項並非互為條件之協議之詳情，務請股東參閱早前通函。

於二零零五年六月十三日，　貴公司與認購人訂立有條件認購協議，據此，　貴公司同意發行35,000,000股認購股份及認購人同意認購該批股份，代價為每股認購股份0.58港元，惟須待認購協議之條件達成方告作實。務請股東參閱早前通函內「文略融資有限公司函件」一節所載吾等就認購協議而於二零零五年七月四日致獨立董事委員會及獨立股東之意見函件(「意見函件」)。

以下為文略融資發出之函件全文，當中載有其就延長認購新股份之完成日期向獨立董事委員會及獨立股東提出之意見，以供載入本通函內：


MENLO CAPITAL

文略融資有限公司
香港
德輔道中173號
南豐大廈505室

敬啟者：

關於延長認購新股份之完成日期
之關連交易

吾等茲提述吾等已獲委聘為獨立財務顧問，以便就延長認購協議之完成日期對獨立股東而言是否公平合理及是否符合 貴公司及股東之整體利益，向獨立董事委員會及獨立股東提出意見，有關詳情載於 貴公司於二零零五年九月十三日刊發之通函(「本通函」)(本函件為其一部份)內之董事會函件(「董事會函件」)。除文義另有所指外，本函件所用詞彙與本通函所定義者具相同涵義。

誠如 貴公司於二零零五年八月二十三日發表之公佈披露，認購協議並未於二零零五年八月二十三日完成，而認購人與 貴公司已於二零零五年八月二十四日訂立補充協議(「補充協議」)，將認購協議之完成日期由二零零五年八月二十三日延長至二零零六年二月一日(即可換股票據配售期之最後一日)或之前(或訂約各方可能協定之其他日期)。由於認購人乃由 貴公司董事兼主要股東邱深笛女士全資擁有，故根據上市規則第14A.13條，補充協議構成 貴公司之關連交易，並且根據上市規則第14A.18條須待獨立股東於股東特別大會上以股數表決批准後方可作實。邱深笛女士、認購人及其聯繫人士(定義見上市規則)將於股東特別大會上放棄投票。



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

(股份代號：279)

敬啟者：

延長認購新股份之完成日期

吾等茲提述本公司於二零零五年九月十三日寄發予股東之通函(「通函」)，本函件為其一部分。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

獨立董事委員會經已成立，以就補充協議向獨立股東提供建議。文略融資有限公司已獲委任為獨立財務顧問，以就補充協議向吾等提供意見。文略融資之意見，以及達致有關意見時所考慮之主要因素及理由，已載於通函內第10至第17頁由彼等所發出之函件中。

務請　閣下垂注載於通函第4至第8頁之「董事會函件」，以及通函附錄所載之其他資料。

經考慮補充協議之條款、獨立股東之利益，以及文略融資有限公司之意見後，吾等認為補充協議之條款誠屬公平合理，並符合本公司及股東之整體利益。因此，吾等建議獨立股東投票贊成將於股東特別大會上提呈之決議案，以批准認購協議。

此致

列位獨立股東　台照

代表
獨立董事委員會
獨立非執行董事
鄺啟成、林炳昌及勞明智
謹啟

二零零五年九月十三日

(c) 親自或委派受委代表出席之一位股東或數位股東，且佔不少於大會上有投票權之全體股東之總投票權十分之一；或

(d) 親自或委派受委代表出席之一位股東或數位股東，且持有本公司附有權利可於大會上投票之股份，而該等股份之已繳足股款總額不少於所有賦有該權利之全部股份已繳足股款總額之十分之一。

一般事項

本公司董事認為，補充協議之條款誠屬公平合理，並且符合本公司及股東之整體利益，因此建議獨立股東投票贊成即將於股東特別大會上提呈之決議案。

獨立董事委員會在考慮文略融資之意見後認為，補充協議之條款對獨立股東而言誠屬公平合理。因此，獨立董事委員會建議獨立股東於股東特別大會上投票贊成所提呈之決議案以批准補充協議。

認購人的主要業務活動為投資控股。本公司從事之業務為貨品銷售、提供融資、證券買賣、物業持有及投資，以及投資業務。

股東特別大會

股東特別大會通告載於本通函第23至24頁。茲隨附股東特別大會適用之代表委任表格。無論　閣下是否能夠親身出席股東特別大會，務請依照隨附之代表委任表格上印列之指示，將該表格填妥及盡快交回本公司香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何須於股東特別大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下屆時仍可親身出席股東特別大會或其任何續會並於會上投票。

其他資料

敬希　閣下垂注獨立董事委員會之意見函件及文略融資函件(當中載有其就補充協議向獨立董事委員會提出之意見)，該等函件分別載於本通函第9頁及第10至17頁)。

亦請垂注本通函附錄所載之其他資料及股東特別大會通告。

此致

列位股東　台照

承董事會命
內蒙發展(控股)有限公司
董事總經理
鄺維添
謹啟

二零零五年九月十三日

實完成日期。認購協議各訂約方現擬認購協議將於次項配售協議及可換股票據配售協議完成後完成。按此基準，直至認購協議完成日期為止，認購人(及其聯繫人士)之持股量將遠低於倘若認購協議於二零零五年八月二十三日完成其原應擁有之持股量。因此，認購人及其聯繫人士於認購協議完成前所支配之本公司持股量較少，因而令本公司於二零零五年八月二十三日至認購協議完成當日止期間有較廣泛之股東分佈。於此過渡期間，本公司希望流通量可因股東分佈較為廣泛而因此增加。

本公司現時並無認定任何擴展或投資方案，因此，延長認購協議之完成日期對本公司之投資計劃並無不利影響。本公司將於未來投資機遇出現時考慮其可動用之內部資源及銀行借貸。

關連交易

由於認購人乃由本公司董事及主要股東邱深笛女士全資擁有，故根據上市規則第14A.13條，補充協議構成本公司之關連交易，並且根據上市規則第14A.18條須待獨立股東於股東特別大會上以股數表決批准後方可作實。邱深笛女士、認購人及其聯繫人士(定義見上市規則)將放棄於股東特別大會上投票。

本公司已成立獨立董事委員會，成員為鄺啟成先生、林炳昌先生及勞明智先生，以就補充協議向本公司股東提供意見。本公司已委聘文略融資為獨立財務顧問，以向獨立董事委員會提供意見。文略融資發出之函件全文載於第10至17頁。

要求以股數投票方式表決之程序

提呈股東特別大會表決之決議案將以舉手方式表決，除非上市規則規定投票以股數投票方式進行或下列人士要求以股數投票方式進行表決(於宣佈舉手表決結果之前或之時)：－

(a) 主席；或

(b) 最少三位親自或委派受委代表出席且當時有權於大會上投票之股東；或

補充協議

日期：	二零零五年八月二十四日
各訂約方：	(1) 認購人 (2) 本公司
條款：	認購協議並未於二零零五年八月二十三日完成，認購人及本公司已於二零零五年八月二十四日訂立補充協議，待取得獨立股東於股東特別大會之批准後，將認購協議之完成日期由二零零五年八月二十三日延長至二零零六年二月一日(即可換股票據配售期之最後一日)或之前(或訂約各方可能協定之其他日期)。 倘上述條件未能於二零零五年十月三十一日(或訂約各方可能協定之其他日期)達成，補充協議將告終止，而訂約各方概不可再就延長認購協議完成日期向另一方索償。 倘補充協議於股東特別大會上不獲批准，則本公司將考慮其時可得之選擇，有關選擇或會包括採取行動強制行使其於認購協議下之權利。本公司認為，由於雙方已相互協定根據補充協議延長認購協議之完成日期，故現時向認購人採取行動並不恰當。
原因：	次項配售協議及可換股票據配售協議尚未完成。為使本公司股東基礎在次項配售協議及可換股票據配售協議完成以前維持較平均及廣泛之股東分佈，本公司同意將認購協議之完成日期由二零零五年八月二十三日延長至二零零六年二月一日(即可換股票據配售期之最後一日)或之前(或訂約各方可能協定之其他日期)。本公司相信，擁有較廣泛之股東分佈及同時並非由單一股東掌控之公司，其股份對投資者會較吸引。延長認購協議完成日期讓訂約各方可於接近或緊隨次項配售協議及可換股票據配售協議完成後之時完成。次項配售協議及可換股票據配售協議乃按盡力基準進行，能否成功並無保證。次項配售協議及可換股票據配售協議將於次項配售期及可換股票據配售期期間完成，惟於最後實際可行日期尚未確定確

認購協議

於二零零五年六月十三日訂立之認購協議載有如下條款：

各訂約方： (1) 本公司
(2) 認購人

條款： 本公司已有條件同意發行認購股份，而認購人亦已同意對認購股份作出認購。

認購價： 認購價為每股認購股份0.58港元。認購股份之總代價為20,300,000港元。

權利： 認購股份於發行後將與股份享有同等地位。

認購股份數目： 將予發行35,000,000股新股份（或較小數目之股份，據此，於認購協議完成時，認購人、其最終實益擁有人及其聯繫人士以及香港公司收購及合併守則所指之一致行動人士（如有）於本公司之總持股量少於本公司已發行股本總額30%）。

條件： 認購協議之條件已經達成。

完成： 認購原定於條件達成後第三個營業日完成。



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

(股份代號:279)

執行董事:
鄺維添先生(董事總經理)
邱深笛女士
黎明偉先生

獨立非執行董事:
林炳昌先生
鄺啟成先生
勞明智先生

註冊辦事處:
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

香港主要營業地點:
香港
灣仔港灣道23號
鷹君中心15樓
1501室

敬啟者:

延長認購新股份之完成日期

緒言

茲提述本公司於二零零五年六月十三日發表之公佈及於二零零五年七月四日刊發有關(其中包括)認購協議之通函,以及本公司於二零零五年八月二十三日及二十五日發表有關延長認購協議完成日期及補充協議之公佈。

本通函旨在向 閣下提供關於補充協議之資料。

「認購」	指	根據認購協議對認購股份作出認購
「認購協議」	指	認購人與本公司於二零零五年六月十三日就認購股份之認購而訂立之認購協議
「認購股份」	指	根據認購協議將由本公司向認購人發行之35,000,000股股份(或較小數目之股份，據此，於認購協議完成時，認購人、其最終實益擁有人及其聯繫人士以及香港公司收購及合併守則所指之一致行動人士(如有)於本公司之總持股量少於本公司已發行股本總額30%)
「補充協議」	指	認購人與本公司於二零零五年八月二十四日訂立關於認購協議之補充協議
「港元」	指	港元，香港之法定貨幣

「獨立董事委員會」	指	本公司獨立非執行董事鄺啟成先生、林炳昌先生及勞明智先生組成之獨立董事委員會，以就補充協議項下之交易向獨立股東提供意見
「獨立股東」	指	除邱深笛女士及其聯繫人士外之股東
「最後實際可行日期」	指	二零零五年九月九日，即本通函付印前為確定當中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「文略融資」	指	文略融資有限公司，一家證券及期貨條例所定義之持牌法團，可根據證券及期貨條例從事第6類受規管活動，並為獨立董事委員會及獨立股東之獨立財務顧問
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「次項配售協議」	指	本公司與裕豐證券有限公司於二零零五年六月十三日訂立之配售協議，以按盡力基準配售最多40,000,000股股份
「次項配售期」	指	每股面值0.20港元之合併股份（以新股票形式）可於聯交所買賣首日（即二零零五年八月十九日）起計之90日期間或有關各方可以書面協定之其他期間
「股份」	指	本公司已發行股本中每股面值0.20港元之普通股
「股東」	指	股份持有人
「購股權」	指	本公司根據其於二零零二年八月二十三日舉行之股東特別大會上獲批准之購股權計劃所發行之已發行及未行使購股權
「聯交所」	指	香港聯合交易所有限公司
「認購人」	指	Goodnews Resources Limited

於本通函內，除文義另有所指外，下列詞彙具有下述涵義：

「聯繫人士」	指	具上市規則賦予之涵義
「董事會」	指	董事會
「本公司」	指	內蒙發展(控股)有限公司(前稱恒盛東方控股有限公司)，一家於開曼群島註冊成立之有限公司，其股份於聯交所上市
「關連人士」	指	上市規則賦予該詞之涵義
「可換股票據配售協議」	指	本公司與裕豐證券有限公司於二零零五年六月十三日訂立之配售協議，以按盡力基準配售本公司將發行本金額最高達48,000,000港元之可換股票據
「可換股票據配售期」	指	緊隨可換股票據配售協議所載先決條件達成日期翌日起至所有先決條件達成日期(或各訂約方可能協定之較後日期)後第180日(包括首尾兩日)止之期間
「董事」	指	本公司董事
「股東特別大會」	指	本公司謹訂於二零零五年九月二十九日(星期四)上午九時四十五分(或緊隨本公司於同日上午九時三十分在同一地點舉行之股東週年大會結束或休會後)假座香港北角城市花園道9號城市花園酒店宴會廳召開之股東特別大會，大會通告載於本通函第23至第24頁
「首項配售協議」	指	本公司與裕豐證券有限公司於二零零五年六月十三日訂立之配售協議，以按盡力基準配售最多20,000,000股股份
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區

目　錄

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之本公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



內蒙發展(控股)有限公司
INNER MONGOLIA DEVELOPMENT (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

(股份代號：279)

關連交易
延長認購新股份
之完成日期

獨立董事委員會及獨立股東之
獨立財務顧問


MENLO CAPITAL

文略融資有限公司

本公司之董事會函件載於本通函第4至第8頁。本公司之獨立董事委員會函件載於本通函第9頁。獨立財務顧問文略融資有限公司函件載於本通函第10至第17頁，當中載有其對本公司獨立董事委員會及獨立股東作出之意見及建議。

本公司謹訂於二零零五年九月二十九日(星期四)上午九時四十五分(或緊隨本公司於同日上午九時三十分在同一地點舉行之股東週年大會結束或休會後)假座香港北角城市花園道9號城市花園酒店宴會廳舉行股東特別大會，召開股東特別大會之通告載於本通函第23至第24頁。無論　閣下是否能夠出席股東特別大會，務請依照隨附之代表委任表格上印列之指示，將該表格填妥及盡快交回本公司香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何須於股東特別大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，閣下屆時仍可親身出席股東特別大會或其任何續會並於會上投票。

二零零五年九月十三日